Exhibit 99.2

FOR DISTRIBUTION ONLY IN THE UNITED STATES

SCHEME DOCUMENT DATED 9 OCTOBER 2009

THIS SCHEME DOCUMENT IS ISSUED BY CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (THE “COMPANY”). THIS SCHEME DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

IF YOU ARE IN ANY DOUBT ABOUT THIS SCHEME DOCUMENT OR THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT, TAX ADVISER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

If you have sold or transferred all your issued ordinary shares in the capital of the Company, you should immediately forward this Scheme Document and the accompanying Proxy Form to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale for onward transmission to the purchaser or transferee.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Scheme Document.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No. 198703584K)

PROPOSED ACQUISITION OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
BY ATIC INTERNATIONAL INVESTMENT COMPANY LLC,
A WHOLLY-OWNED SUBSIDIARY OF ADVANCED TECHNOLOGY INVESTMENT COMPANY LLC,
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 210 OF THE COMPANIES ACT, CHAPTER 50 OF SINGAPORE

Joint Financial Advisers

MORGAN STANLEY ASIA (SINGAPORE) PTE.	CITIGROUP GLOBAL MARKETS SINGAPORE PTE. LTD.
(Incorporated in the Republic of Singapore) (Company Registration No. 199206298Z)	(Incorporated in the Republic of Singapore) (Company Registration No. 199002673E)

Independent Financial Adviser to the Independent Directors

DEUTSCHE BANK AG, SINGAPORE BRANCH

IMPORTANT
ADS Voting Record Date	:	5 October 2009 at 5:00 p.m. (New York time)
Last date and time for receipt by the ADS Depositary of the ADS Voting Instructions Card	:	29 October 2009 at 10:00 a.m. (New York time)
Last date and time for lodgement of Proxy Form for the Court Meeting	:	2 November 2009 at 11:00 a.m.
Date and time of the Court Meeting	:	4 November 2009 at 11:00 a.m.
Place of the Court Meeting	:	Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964

The action to be taken by you is set out on pages 66 and 67 of this Scheme Document.
The important dates, times and place relating to the Court Meeting and the expected timetable are set out on page 20 of this Scheme Document. Your attention is also drawn to the notes under the expected timetable.

DEFINITIONS

In this Scheme Document, the following definitions apply throughout except where the context otherwise requires:

“Abu Dhabi”	: The Emirate of Abu Dhabi, United Arab Emirates.

“Accelerated Amount”	: Has the meaning given to it in Paragraph 3.10 of the Company’s Letter to Shareholders.

“Acquiror”	: ATIC International Investment Company LLC, a company incorporated in Abu Dhabi and having its offices at Mamoura Building A, Muroor Road, Abu Dhabi.

“Acquiror Affiliates”	: The parties acting in concert with the Acquiror (including ATIC and its subsidiaries) from time to time.

“Acquiror Convertible Securities”
:     Securities which carry voting rights in the Acquiror or are convertible into Acquiror Shares or securities which carry voting rights in the Acquiror, or rights to subscribe for, or options in respect of, such Acquiror Shares or securities.

“Acquiror Directors”	: The directors of the Acquiror as at the Latest Practicable Date.

“Acquiror Shares”	: Issued and paid-up ordinary shares in the capital of the Acquiror.

“Acquisition”	: The proposed acquisition of the Company by the Acquiror pursuant to the Implementation Agreement.

“ACRA”	: The Accounting and Corporate Regulatory Authority of Singapore.

“ADRs” or “American Depositary Receipts”
:     The certificates issued by the ADS Depositary to evidence the ADSs issued under the terms of the ADS Deposit Agreement, as such ADRs may be amended from time to time in accordance with the provisions of the ADS Deposit Agreement.

“ADSs” or “American Depositary Shares”
:     The rights and interests in the Company Shares deposited under the ADS Deposit Agreement granted to the ADS Holders and beneficial owners pursuant to the terms and conditions of the ADS Deposit Agreement and, if applicable, the ADRs issued to evidence the ADSs issued thereunder. Each ADS represents the right to receive 10 Company Shares on deposit with the ADS Custodian Bank.

“ADS Custodian Bank”	: Citibank Nominees Singapore Pte Ltd.

“ADS Deposit Agreement”	: The Deposit Agreement by and among the Company, the ADS Depositary, the ADS Holders and beneficial owners of

DEFINITIONS

ADSs evidenced by ADRs issued thereunder, dated 4 November 1999, as amended on 26 September 2007.

“ADS Depositary”	: Citibank, N.A.

“ADS Depositary Notice”
:     The notice given by the ADS Depositary to the ADS Holders as at the ADS Voting Record Date to provide, inter alia, notice of (i) how an ADS Holder may instruct the ADS Depositary to vote, or cause the ADS Custodian Bank to vote, the Company Shares underlying such ADS Holder’s ADSs at the Court Meeting and at the EGM, and (ii) the termination of the ADS Deposit Agreement (conditional upon the effectiveness of the Scheme).

“ADS Holder”
:     The person or entity in whose name an ADS is registered on the books of the ADS Depositary maintained for such purpose. An ADS Holder may or may not be a beneficial owner of the ADSs. If an ADS Holder is not the beneficial owner of the ADSs registered in its name, such ADS Holder shall be deemed to have all requisite authority to act on behalf of the beneficial owners of the ADSs.

“ADS Voting Deadline”	: 10:00 a.m. (New York time) on 29 October 2009, being the latest time by which the ADS Voting Instructions Cards must be received by the ADS Depositary.

“ADS Voting Instructions Card”	: The voting instructions card for use by ADS Holders to instruct the ADS Depositary to vote the Company Shares represented by their ADSs in connection with the Court Meeting.

“ADS Voting Record Date”	: 5:00 p.m. (New York time) on 5 October 2009.

“Announcement”	: The joint announcement by the respective boards of directors of the Company and the Acquiror dated 7 September 2009 in relation to the Acquisition by way of the Scheme.

“Announcement Date”	: 7 September 2009, being the date of the Announcement.

“Applicable Laws”
:     With respect to any person, any national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgement, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such person, as amended unless expressly specified otherwise.

DEFINITIONS

“Articles”	: The Articles of Association of the Company.

“ATIC”	: Advanced Technology Investment Company LLC, a company incorporated in Abu Dhabi and having its offices at Mamoura Building A, Muroor Road, Abu Dhabi.

“ATIC Convertible Securities”
:     Securities which carry voting rights in ATIC or are convertible into ATIC Shares or securities which carry voting rights in ATIC, or rights to subscribe for, or options in respect of, such ATIC Shares or securities.

“ATIC Directors”	: The directors of ATIC as at the Latest Practicable Date.

“ATIC Shares”	: Issued and paid-up ordinary shares in the capital of ATIC.

“Auditors”	: KPMG LLP, the auditors of the Company for the time being.

“Auditors’ Letter on the Outlook”	: Letter dated 22 September 2009 containing the report of the Auditors on the Outlook.

“Board”	: The board of directors of the Company.

“Books Closure Date”
:     A date and time (before the Effective Date) to be announced by the Company on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlements of Shareholders under the Scheme.

“Business Day”
:     Unless otherwise expressly specified, (i) a day (excluding Fridays, Saturdays and gazetted public holidays in Abu Dhabi) on which commercial banks are open for business in Abu Dhabi in relation to acts or matters to be done or delivered pursuant to the Implementation Agreement in such location or to acts or matters to be done or delivered by the Acquiror, (ii) a day (excluding Saturdays, Sundays and gazetted public holidays in Singapore) on which commercial banks are open for business in Singapore in relation to acts or matters to be done or delivered pursuant to the Implementation Agreement in such location or to acts or matters to be done or delivered by the Company and (iii) a day (excluding Fridays, Saturdays, Sundays and gazetted public holidays) on which commercial banks are open for business in Abu Dhabi and Singapore in relation to acts or matters to be done or delivered pursuant to the Implementation Agreement in both locations (such acts or matters to include the transfer of funds by the Acquiror for settlement of the Scheme Consideration).

“CDP”	: The Central Depository (Pte) Limited.

DEFINITIONS

“CEO”	: Chief Executive Officer.

“Citi”	: Citigroup Global Markets Singapore Pte. Ltd.

“Class Meeting”	: Has the meaning given to it in Paragraph 19.1 of the Company’s Letter to Shareholders.

“Code”	: The Singapore Code on Take-overs and Mergers.

“Companies Act”	: The Companies Act, Chapter 50 of Singapore.

“Company”	: Chartered Semiconductor Manufacturing Ltd.

“Company Convertible Securities”
:     Securities which carry voting rights in the Company or are convertible into Company Shares or securities which carry voting rights in the Company, or rights to subscribe for, or options in respect of, such Company Shares or securities.

“Company Shares”	: Issued and paid-up ordinary shares in the capital of the Company from time to time.

“Competing Offer”
:     Any offer or proposal by any person (other than the Acquiror or the parties acting in concert with it), pursuant to which such person or any other person may, whether directly or indirectly, and whether by share purchase, scheme of arrangement or amalgamation, capital reconstruction, purchase of assets, tender offer, general offer, partial offer, joint venture, dual listed company structure or otherwise:

(i)	acquire or become the holder or owner of, or otherwise have an economic interest in: (a) all or substantially all the assets, business and/or undertakings of the Company, or any Relevant Group Company, or (b) all or a significant portion of the share capital of the Company, or (c) any part of the share capital of a Relevant Group Company which is held by the Company;

(ii)	acquire control of the Group;

(iii)	merge with the Company or a Relevant Group Company; or

(iv)	effect a transaction which would preclude or restrict the Scheme or the Offer, as the case may be, or the Acquisition,

and for the purpose of this definition, a Competing Offer (I) will be deemed to be for “substantially all of the assets,

DEFINITIONS

business and/or undertakings” of the Company or any Relevant Group Company if the relevant assets, business and/or undertakings in question computed on any of the bases set out in rules 1006(a) to 1006(c) of the Listing Manual (if applicable) amount to 30 per cent. or more, except that the net asset figures used for comparison with the transaction under consideration will be taken from the later of the latest audited accounts or the latest unaudited accounts (if any) of the Company or the Relevant Group Company and (II) shall not include the exercise of any call option by the shareholders under the CSP JVA.

“Compulsory Acquisition”
:     The compulsory acquisition of Company Shares by the Acquiror pursuant to Section 215(1) of the Companies Act in the event that the Offer becomes or is declared unconditional in all respects and the Acquiror has received acceptances in respect of not less than 90 per cent. of the number of Company Shares which are the subject of the Offer (other than Company Shares already held at the date of the Offer by the Acquiror, its related corporations or their respective nominees).

“Compulsory Acquisition Completion Date”	: The date and time of the completion of the Compulsory Acquisition.

“Consideration”	: The amount payable by the Acquiror for each Company Share to which the Scheme or the Offer relates, in accordance with the terms of the Scheme or the Offer, as the case may be.

“Conversion Agent”	: Has the meaning given to it in Article 4A of the Articles.

“Conversion Notice”	: Has the meaning given to it in Article 4A of the Articles.

“Converted Amount”	: Has the meaning given to it in Paragraph 13.3.1 of the Explanatory Statement.

“COO”	: Chief Operating Officer.

“Court”	: The High Court of Singapore.

“Court Meeting”	: The meeting of Shareholders to be convened at the direction of the Court to approve the Scheme, notice of which is set out on pages 220 and 221 of this Scheme Document, and any adjournment thereof.

“Court Order”	: The order of the Court approving the Scheme under Section 210 of the Companies Act.

DEFINITIONS

“Credit Suisse”	: Credit Suisse (Singapore) Limited.

“CRPS”	: Convertible redeemable preference shares in the capital of the Company, having the rights and subject to the restrictions set out in Article 4A of the Articles.

“CSP JVA”
:     The Amended and Restated Joint Venture Agreement dated 23 October 2001 among the Company, EDB Investments Pte Ltd, Singapex Investments Pte Ltd and Avago Technologies General IP (Singapore) Pte. Ltd., as amended and supplemented by Amendment Agreement No. 1 dated 31 January 2002 and Deed of Accession and Ratification dated 26 January 2006.

“DB Related Entities”	: Has the meaning given to it in Paragraph 3.1.1(iii) of Appendix 4 of this Scheme Document.

“Deutsche Bank”	: Deutsche Bank AG, Singapore Branch.

“Directors” or “Company Directors”	: The directors of the Company as at the Latest Practicable Date.

“DTC”	: The Depository Trust Company, being the book-entry settlement facility for ADSs in the United States.

“Early Redemption Price”	: Has the meaning given to it in Article 4A of the Articles.

“Effective Date”	: The date on which the Scheme, if approved, becomes effective in accordance with its terms.

“EGM”	: Has the meaning given to it in Paragraph 19.1 of the Company’s Letter to Shareholders.

“Encumbrances”
:     All charges, mortgages, liens, hypothecations, judgments, encumbrances, easements, rights of pre-emption, securities, title retentions, preferential rights, preferential arrangements, trust arrangements or all other security interests or all other agreements or arrangements having a commercial effect analogous to the conferring of security or a similar right in favour of any person, and “Encumbrance” shall mean any of the above.

“Entitled Shareholders”	: Shareholders as at 5:00 p.m. on the Books Closure Date.

“ERCC”	: The Executive Resource and Compensation Committee of the Company.

“ESOP”	: The Company’s Share Option Plan 1999 approved and adopted on 30 March 1999, as amended and restated on

DEFINITIONS

30 May 2001 and as the same may be further modified or altered from time to time.

“Exchange Act”	: U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Explanatory Statement”	: The Explanatory Statement in compliance with Section 211 of the Companies Act as set out on pages 51 to 67 of this Scheme Document.

“Fairness Opinion”	: Each of:

      (i)          the oral opinion of Morgan Stanley, subsequently confirmed in writing, addressed solely to the Board, as to the fairness of the Scheme Consideration from a financial point of view to the holders of Company Shares (including Company Shares held in the form of ADSs), which is set out in Appendix 1A of this Scheme Document; and

      (ii)         the oral opinion of Citi, subsequently confirmed in writing, addressed solely to the Board, as to the fairness of the Scheme Consideration from a financial point of view to the Shareholders and the ADS Holders (in each case, other than STS), which is set out in Appendix 1B of this Scheme Document, and “Fairness Opinions” shall mean both of them.

“FAs”	: Morgan Stanley Asia (Singapore) Pte. and Citigroup Global Markets Singapore Pte. Ltd., the joint financial advisers to the Board in connection with the Acquisition and the Scheme.

“Fee”	: Has the meaning given to it in Paragraph 3.9 of the Company’s Letter to Shareholders.

“First Restricted Period”	: The period from and including the Announcement Date to the date of termination of the Implementation Agreement in accordance with its terms and for a period of six months after such termination.

“FY”
:     Financial year ended or ending 31 December of a particular year, as the case may be. Where “FY” is stated immediately before reference to a calendar year, it shall mean the financial year ended or ending 31 December of that calendar year.

“GLOBALFOUNDRIES”	: GlobalFoundries, Inc.

DEFINITIONS

“GLOBALFOUNDRIES Employment Agreement”	: The employment agreement dated 29 September 2009 between Chia Song Hwee and GLOBALFOUNDRIES.

“Governmental Authority”
:     Any domestic or foreign national, federal, state or local, government or governmental, semi-governmental, administrative, regulatory, fiscal or judicial agency, authority, body, commission, department, exchange, tribunal, court, agency, official or entity, including any political subdivision thereof.

“Group”	: The Company and its subsidiaries, and “Group Company” shall mean any company in the Group.

“GS”	: Goldman Sachs International.

“GS Option”
:     The equity option transaction entered into between the Company and GS, as evidenced by the confirmation dated 27 March 2007 (reference number LTAA1419140936.0.0.0/00643091201), as amended and supplemented from time to time between the Company and GS.

“IFA”	: Deutsche Bank AG, Singapore Branch, the independent financial adviser to the Independent Directors.

“IFA’s Letter on the Outlook”	: Letter containing the report of the IFA on the Outlook as set out in Appendix 11 of this Scheme Document.

“IFA’s Letter on the Scheme”	: Has the meaning given to it in Paragraph 15.2 of the Company’s Letter to Shareholders.

“Implementation Agreement”	: The Implementation Agreement dated 7 September 2009 between the Company and the Acquiror to effect the Acquisition by way of the Scheme.

“Independent Directors”	: The Directors who are considered independent under the Code for the purposes of making a recommendation to Shareholders on the Scheme or, where relevant, the Offer.

“IR Code”	: The United States Internal Revenue Code of 1986, as amended.

“Irrevocable Undertakings”	: The STS Irrevocable Undertaking and the Management Executive Irrevocable Undertakings.

“Latest Practicable Date”	: 1 October 2009, being the latest practicable date prior to the printing of this Scheme Document.

“Listing Manual”	: The Listing Manual of the SGX-ST, as amended or modified from time to time.

DEFINITIONS

“Long-Stop Date”	: 8 March 2010, as may be extended as described in Paragraph 3.1 of the Company’s Letter to Shareholders.

“Management Executive Irrevocable Undertakings”
:     The letters of undertaking dated 7 September 2009 between (i) each of Chia Song Hwee and George Thomas, and (ii) the Acquiror and ATIC, pursuant to which each of Chia Song Hwee and George Thomas has given an irrevocable undertaking to the Acquiror to, inter alia, vote in favour of the Scheme, on terms described in Paragraph 6.2 of the Company’s Letter to Shareholders, and “Management Executive Irrevocable Undertaking” shall mean either of them.

“Market Day”	: A day on which the SGX-ST is open for trading of securities or, where applicable, a day on which Nasdaq is open for trading of securities.

“Matching Offer Determination”	: Has the meaning given to it in Paragraph 3.5.3 of the Company’s Letter to Shareholders.

“Matching Right”	: Has the meaning given to it in Paragraph 3.5.1 of the Company’s Letter to Shareholders.

“Matching Right Notification”	: Has the meaning given to it in Paragraph 3.5.1 of the Company’s Letter to Shareholders.

“Matching Right Period”	: Has the meaning given to it in Paragraph 3.5.2 of the Company’s Letter to Shareholders.

“Material Obligations”	: Means the obligations of the Company under the Implementation Agreement:

(i) to comply with certain procedural aspects relating to the implementation of the Scheme, including:

(a) taking all steps required to be taken by it in relation to the Scheme;

(b) the preparation of this Scheme Document;

(c) making an application to the Court for order(s) to convene the Court Meeting;

(d) despatching this Scheme Document;

(e) applying to the Court for the Court Order if the Scheme is approved by the requisite majorities at the Court Meeting;

(f) lodging the Court Order with ACRA;

DEFINITIONS

(g) ensuring that the Company, through its legal counsel, is represented at Court hearings convened for the purpose of Section 210 of the Companies Act; and

                  (h)         not taking any action which may frustrate or be prejudicial to the successful completion of the Acquisition or the implementation of the Scheme, subject to the provisions described in Paragraph 3.5 of the Company’s Letter to Shareholders; and

(ii) as described in Paragraphs 3.5, 3.7 and 19 of the Company’s Letter to Shareholders.

“Morgan Stanley”	: Morgan Stanley Asia (Singapore) Pte.

“Nasdaq”	: Nasdaq Global Select Market.

“Nasdaq Listing Rules”	: The Listing Rules of Nasdaq, as amended or modified from time to time.

“Net Converted Amount”	: Has the meaning given to it in Paragraph 13.3.2 of the Explanatory Statement.

“New Member”	: Has the meaning given to it in Paragraph 19.2.1 of the Company’s Letter to Shareholders.

“No-Shop Period”
:     The period commencing from the Announcement Date to the termination of the Implementation Agreement in accordance with its terms or, where the Switch Option is validly exercised, to the later of the closing date of the Offer or the date the Offer lapses or is withdrawn.

“Offer”
:     The voluntary conditional cash offer by or on behalf of the Acquiror to acquire Company Shares not already owned, controlled or agreed to be acquired by the Acquiror, on the terms and subject to the conditions which will be set out in the offer document issued for or on behalf of the Acquiror.

“Offer Cut-Off Date”	: The closing date of the Offer, provided that:

(i) the Offer has become or been declared unconditional in all respects; and

(ii) the Acquiror is entitled to exercise its rights of Compulsory Acquisition.

“Options”	: Options granted by the Company pursuant to the ESOP.

DEFINITIONS

“Outlook”
:     The outlook set forth in Appendix 1 to the Company’s guidance for the third quarter ended 30 September 2009 that was released by the Company on 22 September 2009 and reproduced in Appendix 10 of this Scheme Document, which updated the Company’s third quarter 2009 guidance originally provided on 24 July 2009.

“Overseas Shareholders”	: Shareholders whose addresses are outside Singapore and the United States as shown on the Register of Members of the Company and the Depository Register maintained by CDP.

“Parties”	: The Company and the Acquiror, and “Party” shall mean either of them.

“PFIC”	: Passive foreign investment company, as the term is defined under United States taxation law.

“Preference Share Holders”	: Holders of CRPS.

“Preference Share Offer”	: The offer to be made by the Acquiror to the Preference Share Holders, as described in Paragraph 3.1 of the Letter from the Acquiror to Shareholders in Appendix 3 of this Scheme Document.

“Prescribed Occurrences”	: Any event, reproduced in Appendix 6 of this Scheme Document, the occurrence of which between the Announcement Date and the Record Date would be a failure to fulfill one of the Scheme Conditions.

“Proxy Form”	: The proxy form for the Court Meeting.

“PSU Plan”	: The Company’s Performance Share Unit Plan 2007, approved and adopted on 24 April 2007, as the same may be modified or altered from time to time.

“PSUs”	: Units granted under the PSU Plan.

“Record Date”	: The date falling on the Business Day in Singapore immediately preceding the Effective Date.

“Redemption Amount”	: Has the meaning given to it in Article 4A of the Articles.

“Register of Substantial Shareholders”	: The Register of Substantial Shareholders of the Company.

“Relevant Group Company”	: Any of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd., Chartered Silicon Partners Pte Ltd and SMP.

DEFINITIONS

“Restricted Affiliates”	: Certain persons (other than the Acquiror Affiliates) agreed in writing between the Parties at the Announcement Date.

“RSU Plan”	: The Company’s Restricted Share Unit Plan 2007, approved and adopted on 24 April 2007, as the same may be modified or altered from time to time.

“RSUs”	: Units granted under the RSU Plan.

“Scheme”
:     The scheme of arrangement under Section 210 of the Companies Act, on the terms and subject to the conditions set out in this Scheme Document, as such Scheme may be amended or revised from time to time.

“Scheme Conditions”
:     The conditions precedent which must (unless, where applicable, waived) be satisfied by not later than 5:00 p.m. on the Long-Stop Date (or such other date as the Company and the Acquiror may agree) for the Scheme to be implemented, and which are reproduced in Appendix 5 of this Scheme Document.

“Scheme Consideration”	: The cash amount of S$2.68 for each Scheme Share to be paid by the Acquiror to each Entitled Shareholder in accordance with the terms of the Scheme.

“Scheme Document”	: This document dated 9 October 2009 and any other document(s) which may be issued by or on behalf of the Company to amend, revise, supplement or update the document(s) from time to time.

“Scheme Shares”	: Has the meaning given to it in Paragraph 2.3 of the Company’s Letter to Shareholders.

“SEC”	: The Securities and Exchange Commission of the United States.

“Second Restricted Period”	: The period from and including the Announcement Date to the later of (i) the date falling two years after the date of termination of the Implementation Agreement or (ii) the date when the aggregate direct or indirect shareholding of the Acquiror and the Acquiror Affiliates falls below one per cent. of the voting rights of the Company from time to time.

“Securities Account”	: The securities account maintained by a Depositor with CDP but excluding any securities sub-account.

“Securities Act”	: U.S. Securities Act of 1933, as amended.

“SGXNET”	: The website of the SGX-ST.

DEFINITIONS

“SGX-ST”	: Singapore Exchange Securities Trading Limited.

“Shareholders”
:     Persons who are registered as holders of Company Shares in the Register of Members of the Company and, where such person is CDP, Depositors who have Company Shares entered against their names in the Depository Register.

“SIC”	: The Securities Industry Council of Singapore.

“SIC Competitive Procedure”	: Any procedure which may, from time to time, be established by the SIC to resolve a competitive situation.

“Singapore”	: The Republic of Singapore.

“Singapore Dollars” or “S$”	: Singapore dollars, being the lawful currency of Singapore.

“SMP”	: Silicon Manufacturing Partners Pte Ltd.

“Special Resolution (1)”	: Has the meaning given to it in Paragraph 19.1 of the Company’s Letter to Shareholders.

“Special Resolution (2)”	: Has the meaning given to it in Paragraph 19.1 of the Company’s Letter to Shareholders.

“STS”	: Singapore Technologies Semiconductors Pte Ltd.

“STS Irrevocable Undertaking”
:     The letter of undertaking dated 7 September 2009 between STS and the Acquiror and ATIC, pursuant to which STS has given an irrevocable undertaking to the Acquiror to, inter alia, vote in favour of the Scheme, on terms described in Paragraph 6.1 of the Company’s Letter to Shareholders.

“Substantial Shareholder”	: Any person holding interests in five per cent. or more of all the Company Shares.

“Superior Offer”	: Has the meaning given to it in Paragraph 3.5.1 of the Company’s Letter to Shareholders.

“Switch Option”	: Has the meaning given to it in Paragraph 3.6.1 of the Company’s Letter to Shareholders.

“Termination Right”	: Has the meaning given to it in Paragraph 3.3 of the Company’s Letter to Shareholders.

“Transfer Books”	: The transfer books of the Company.

“Transfer Consideration”
:     The Consideration, subject to any adjustments, if required, in the event of a sub-division or consolidation of the ordinary share capital of the Company, such adjustments to be determined by the Board of Directors of the Company as appropriate.

DEFINITIONS

“Transfer Date”	: Means:

(i) where the Acquisition is to be effected by way of a Scheme:

                   (a)        in the case of any new Company Shares which are issued to any New Member after the Voting Record Time and on or prior to the Effective Date, the date and time immediately after the Effective Date; and

(b) in the case of any new Company Shares which are issued to any New Member after the Effective Date, the date and time immediately after the issue of any such new Company Shares; and

(ii) where the Acquisition is to be effected by way of an Offer:

                   (a)        in the case of any new Company Shares which are issued to any New Member after the Offer Cut-Off Date and on or prior to the Compulsory Acquisition Completion Date, the date and time immediately after the Compulsory Acquisition Completion Date; and

                   (b)        in the case of any new Company Shares which are issued to any New Member after the Compulsory Acquistion Completion Date, the date and time immediately after the issue of any such new Company Shares.

“United States” or “U.S.”	: The United States of America, its territories and possessions, any State of the United States of America and the District of Columbia.

“United States Dollars” and “US$”	: United States dollars, being the lawful currency of the United States.

“Unsolicited Offer”	: Has the meaning given to it in Paragraph 3.7.2 of the Company’s Letter to Shareholders.

“U.S. Treasury”	: The Treasury of the United States.

“Voting Record Time”	: 48 hours before the date and time of the Court Meeting.

DEFINITIONS

“VWAP”	: Volume weighted average price.

“%” or “per cent.”	: Per centum or percentage.

Acting in Concert.  The term “acting in concert” shall have the meaning given to it in the Code.

Announcement, Notice, etc.  References to the making of an announcement or the giving of notice by the Company shall include the release of an announcement by the FAs or advertising agents, for and on behalf of the Company, to the press or the delivery of or transmission by telephone, facsimile, SGXNET or otherwise of an announcement to the SGX-ST. An announcement made otherwise than to the SGX-ST shall be notified simultaneously to the SGX-ST. All announcements to the SGX-ST or made otherwise than to the SGX-ST shall simultaneously be submitted to the SEC via a report on Form 6-K.

Depositors, etc.  The terms “Depositor” and “Depository Register” shall have the meanings given to them respectively in Section 130A of the Companies Act.

Plural, Genders, etc.  Words importing the singular shall, where applicable, include the plural, and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders, and vice versa. References to persons shall, where applicable, include corporations.

Headings.  The headings in this Scheme Document are inserted for convenience only and shall be ignored in construing this Scheme Document.

Rounding.  Any discrepancies in the figures included in this Scheme Document between the amounts shown and the totals thereof are due to rounding. Accordingly, figures shown as totals in this Scheme Document may not be an arithmetic aggregation of the figures that precede them.

Shareholders.  Any reference to “you”, “your” and “yours” in this Scheme Document are, as the context so determines, to Shareholders unless the context otherwise requires.

Statutes.  Any reference in this Scheme Document to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined in the Companies Act or the Code or any statutory modification thereof and used in this Scheme Document shall, where applicable, have the meaning assigned to it under the Companies Act or the Code, or any modification thereof, as the case may be, unless the context otherwise requires.

Time and Date.  Any reference to a time of day and date in this Scheme Document shall be a reference to Singapore time and date, unless otherwise specified.

Total Number of Company Shares.  In this Scheme Document, the total number of Company Shares as at the Latest Practicable Date was 942,060,579 Company Shares.

Scheme not Subject to Tender Offer or Proxy Rules under the Exchange Act.  The Acquisition relates to the shares of a Singapore company and is proposed to be made by means of a scheme of arrangement under Singapore company law. The Scheme is not subject to the tender offer or proxy rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in schemes of arrangements in Singapore, which differ from the requirements of United States tender offer and proxy rules. If the Acquiror exercises its right in the future to make an Offer, the Offer will be made in compliance with the applicable U.S. laws and regulations and the Code.

Forward-looking Statements.  This Scheme Document contains forward-looking statements, which are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform

DEFINITIONS

Act of 1995. These forward-looking statements include, without limitation, statements relating to the future plans of the Company following the Acquisition and the expected benefits from the Acquisition. These forward-looking statements are based on the current expectations of the management of the Company and the Acquiror (as applicable) and are subject to risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as the Company and the Acquiror cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. In particular, the Company and the Acquiror cannot assure you that the Acquisition will be approved by the Shareholders or that the Scheme Conditions will be satisfied or that the Acquisition will occur. Neither the Company nor the Acquiror undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

No Offer to Sell or Purchase Securities.  This Scheme Document does not constitute an offer to sell, or a solicitation of, or an offer to purchase, Company Shares or ADSs or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. The delivery of this Scheme Document does not mean, under any circumstances, that there has been no change in the information set forth in this Scheme Document or in the Company’s affairs since the Latest Practicable Date.

Distribution of the Scheme Document:  This Scheme Document is substantially the same as the Scheme Document despatched to Shareholders whose addresses are outside of the United States as shown on the Register of Members of the Company and the Depository Register maintained by CDP, which can be located on the website of the SGX-ST at www.sgx.com and website of the Company at www.charteredsemi.com, except that this Scheme Document omits the Auditors’ Letter on the Outlook. The Auditors’ Letter on the Outlook is specifically excluded from, and is also not incorporated by reference in, this Scheme Document.

EXPECTED TIMETABLE

ADS Voting Record Date	:	5 October 2009, 5:00 p.m. (New York time)(1)

Latest date and time for receipt by the ADS Depositary of the ADS Voting Instructions Card	:	29 October 2009, 10:00 a.m. (New York time)

Latest date and time for lodgement of the Proxy Form	:	2 November 2009, 11:00 a.m.(2)(3)

Date and time of the Court Meeting	:	4 November 2009, 11:00 a.m.

Place of the Court Meeting	:	Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964

Expected date of the Court hearing the application to approve the Scheme	:	12 November 2009

Expected last day of trading of the Company Shares on the SGX-ST	:	4 December 2009

Expected Books Closure Date	:	9 December 2009, 5:00 p.m.(4)

Expected Record Date	:	9 December 2009(5)

Expected Effective Date	:	10 December 2009(6)

Expected date of termination of the ADS Deposit Agreement and expected last day of trading of the ADSs	:	10 December 2009(5)

Expected date for the payment of the Scheme Consideration	:	By 18 December 2009(5)

Expected date for delisting of the Company from the SGX-ST	:	On or about 18 December 2009(5)

Expected date for delisting of the ADSs from Nasdaq	:	On or about 21 December 2009(5)

You should note that save for the ADS Voting Record Date, the last date and time for receipt by the ADS Depositary of the ADS Voting Instructions Card, the last date and time for lodgement of the Proxy Form and the date and time of the Court Meeting, the above timetable is indicative only and may be subject to change. In particular, the lodgement of the Court Order with ACRA (which is when the Scheme will become effective) will not be made unless all other Scheme Conditions have been satisfied (or, where applicable, waived). In addition, the actual Record Date and Effective Date will be set after taking into account the time and processes required to arrange for the logistics of the completion of the Acquisition, including with respect to the mechanics of the necessary drawdown of the financing put in place for the Acquisition. For the events listed above and in this Scheme Document, which are described as “expected”, please refer to future announcement(s) by the Company to the SGX-ST and submitted to the SEC via a report on Form 6-K for the exact dates and times of these events.

EXPECTED TIMETABLE

Notes:

(1)	Withdrawal of the Company Shares underlying the ADSs is expected to be suspended from the ADS Voting Record Date to the conclusion of the Court Meeting.

(2)	Shareholders are requested to lodge the Proxy Forms not less than 48 hours before the time appointed for the Court Meeting, but if they are not so lodged, they may be handed to the Chairman of the Court Meeting at the Court Meeting and before the commencement of the Court Meeting.

(3)	All Proxy Forms (if lodged before the Court Meeting) must be lodged with the Company Secretary at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406. Completion and lodgement of a Proxy Form will not preclude a Shareholder from attending and voting in person at the Court Meeting.

(4)	No transfer of Company Shares may be effected after 5:00 p.m. on the Books Closure Date.

(5)	Assuming that the Effective Date is 10 December 2009.

(6)	The Scheme will only be effective and binding upon lodgement of the Court Order with ACRA. The Court Order will be lodged with ACRA upon the satisfaction (or, where applicable, waiver) of all the Scheme Conditions and provided neither the Acquiror nor the Company exercises its Termination Right (if any).

CORPORATE INFORMATION

DIRECTORS	:	James A. Norling (Chairman)
Chia Song Hwee (President and CEO)
Philip Tan Yuen Fah (Chairman of the Audit Committee)
Peter Seah Lim Huat (Chairman of the ERCC)
Charles E. Thompson
Tay Siew Choon
Pasquale Pistorio
Steven H. Hamblin
Maurizio Ghirga

COMPANY SECRETARY	:	Looi Lee Hwa

REGISTERED OFFICE	:	60 Woodlands Industrial Park D Street 2 Singapore 738406

SHAREHOLDERS SERVICES FOR COMPANY SHARES	:	M&C Services Private Limited 138 Robinson Road #17-00 The Corporate Office Singapore 068906

SHAREHOLDERS SERVICES FOR AMERICAN DEPOSITARY SHARES	:	Citibank, N.A. 250 Royall Street Canton, MA 02021 United States of America

LEGAL ADVISER TO THE SCHEME AS TO SINGAPORE LAW	:	Allen & Gledhill LLP Advocates & Solicitors One Marina Boulevard #28-00 Singapore 018989

LEGAL ADVISER TO THE SCHEME AS TO U.S. LAW	:	Latham & Watkins LLP 9 Raffles Place #42-02 Republic Plaza Singapore 048619

CORPORATE INFORMATION

JOINT FINANCIAL ADVISERS TO THE BOARD	:	Morgan Stanley Asia (Singapore) Pte. 23 Church Street #16-01 Capital Square Singapore 049481

Citigroup Global Markets Singapore Pte. Ltd. 3 Temasek Avenue #12-00 Centennial Tower Singapore 039190

INDEPENDENT FINANCIAL ADVISER TO THE INDEPENDENT DIRECTORS	:	Deutsche Bank AG, Singapore Branch One Raffles Quay #17-00 South Tower Singapore 048583

AUDITORS	:	KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581

HIGHLIGHTS OF THE ACQUISITION BY WAY OF THE SCHEME

The information in this section is a summary of the terms of the Acquisition by way of the Scheme and is qualified by, and should be read in conjunction with, the full information contained in the rest of this Scheme Document.

Company	Chartered Semiconductor Manufacturing Ltd., a company incorporated in Singapore.

Acquiror	ATIC International Investment Company LLC, a company incorporated in Abu Dhabi and wholly-owned by Advanced Technology Investment Company LLC, which is a technology investment company wholly-owned by the Government of Abu Dhabi.

Scheme	The Acquisition will be effected by way of the Scheme and in accordance with the Code.

Scheme Terms	Under the Scheme, all the Scheme Shares held by Entitled Shareholders will be transferred to the Acquiror (i) fully paid, (ii) free from all Encumbrances and (iii) together with all rights, benefits and entitlements as at the Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) which may be announced, declared, paid or made by the Company on or after the Announcement Date.

Scheme Consideration	S$2.68 in cash for each Scheme Share.

Scheme Shares	The Scheme will be extended, on the same terms and conditions to:

(i) all Company Shares, including Company Shares represented by ADSs; and

(ii) all new Company Shares unconditionally issued or to be issued on or before the Books Closure Date pursuant to (a) the valid exercise of any Options (b) the vesting of any awards under the RSU Plan, (c) the vesting of any awards under the PSU Plan, (d) the valid conversion of any CRPS into new Company Shares and (e) the valid exercise by GS of the GS Option.

For the purpose of the Scheme, the expression “Scheme Shares” shall include existing Company Shares and such new Company Shares.

HIGHLIGHTS OF THE ACQUISITION BY WAY OF THE SCHEME

Scheme Conditions	The Scheme is conditional upon the satisfaction (or, where applicable, waiver) of the Scheme Conditions by not later than 5:00 p.m. on 8 March 2010, as may be extended as described in Paragraph 3.1 of the Company’s Letter to Shareholders. Full details of the Scheme Conditions are reproduced in Appendix 5 of this Scheme Document.

Court Meeting	The Scheme has to be approved at the Court Meeting by a majority in number of, and representing not less than 75 per cent. in value of the Company Shares held by, Shareholders present and voting, either in person or by proxy, at the Court Meeting. Voting at the Court Meeting will be by way of poll.

When the Scheme, with or without modification, becomes effective, it will be binding on all Entitled Shareholders, whether or not they were present in person or by proxy, and whether or not they voted at the Court Meeting, and if they voted, whether or not they voted in favour of the Scheme at the Court Meeting. For the avoidance of doubt, on and from the Effective Date, the Scheme will also be binding on the ADS Custodian Bank and the ADS Depositary in respect of the Company Shares underlying the ADSs, irrespective of how the ADS Holders instructed the ADS Depositary to vote at the Court Meeting.

Shareholders do not have any specific rights to require an independent appraisal of the value of the Company Shares in connection with the Scheme.

Delisting, Termination of ADS Deposit Agreement and Deregistration with the SEC	Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and (i) subject to the approval of the SGX-ST, the Company will be delisted from the Official List of the SGX-ST and (ii) subject to the filing of a notification with the SEC and prior written notification to Nasdaq, the ADSs will be delisted from Nasdaq. The Company also intends to deregister the Company Shares and ADSs with the SEC and terminate its reporting obligations under the Exchange Act. Notice is hereby given that, conditional upon the Scheme becoming effective, the ADS Deposit Agreement will be terminated as at the Effective Date.

HIGHLIGHTS OF THE ACQUISITION BY WAY OF THE SCHEME

Rationale of the Acquisition	ATIC has made a significant investment in the outsourced semiconductor manufacturing, commonly referred to as “foundry”, industry with the creation of GLOBALFOUNDRIES. GLOBALFOUNDRIES offers its customers leading edge foundry services from its facility in Dresden, Germany and is currently developing a new facility in New York, the United States. The Acquisition would allow ATIC to build on the complementary platforms of the Company and GLOBALFOUNDRIES, utilising the Company’s customer relationships and capabilities in both 8-inch and 12-inch fabrication, and GLOBALFOUNDRIES’ advanced technology expertise, capacity profile and global footprint, and capitalise on the continued growth in the global semiconductor foundry industry.

Financial Evaluation of the Scheme Consideration	The Scheme Consideration represents premiums of: (i) (a) 14.2%, (b) 26.8% and (c) 44.2% to the benchmark prices of the Company Shares on the SGX-ST; and

(ii) (a) 15.2%, (b) 28.5% and (c) 56.1% to the benchmark prices of the ADSs on Nasdaq,

for the periods of (a) 30 trading days, (b) 90 trading days and (c) six months, respectively, up to 4 September 2009, being the latest practicable date prior to the Announcement Date.

STS Irrevocable Undertaking	STS, which held 586,752,688 Company Shares as at the Latest Practicable Date, representing approximately 62.28 per cent. of all the Company Shares, has entered into a letter of undertaking dated 7 September 2009 with the Acquiror and ATIC, pursuant to which it has given an irrevocable undertaking to the Acquiror to, inter alia, (i) vote or procure the voting of all its Company Shares in favour of the Scheme at the Court Meeting, or accept the Offer in respect of all of its Company Shares in the event the Acquiror validly exercises the Switch Option, and (ii) to the extent permitted by applicable laws, vote or procure the voting of all its Company Shares in favour of Special Resolution (1) and Special Resolution (2) at the EGM.

Management Executive Irrevocable Undertakings	Each of Chia Song Hwee (President and CEO of the Company) and George Thomas (Chief Financial Officer of the Company) has entered into a letter of undertaking dated 7 September 2009 with the Acquiror and ATIC, pursuant to which each of them has given an irrevocable undertaking to the Acquiror on terms substantially similar to the STS Irrevocable Undertaking.

HIGHLIGHTS OF THE ACQUISITION BY WAY OF THE SCHEME

Directors’ Intentions	As at the Latest Practicable Date all Directors intend to vote in favour of the Scheme at the Court Meeting in respect of their own beneficial shareholdings.

IFA’s Advice to the Independent Directors in relation to the Scheme	Subject to the qualifications, bases and further advice set out in the IFA’s Letter on the Scheme, the IFA has advised the Independent Directors to recommend that, in the absence of a superior offer, Shareholders should vote in favour of the Scheme at the Court Meeting.

The summary above should be read in conjunction with, and in the context of, the full text of the advice of the IFA to the Independent Directors on the Scheme as set out in Appendix 2 of this Scheme Document.

Independent Directors’ Recommendation to Shareholders	Subject to the qualifications and bases set out in Paragraph 16 of the Company’s Letter to Shareholders, the Independent Directors consider, from a financial point of view, the terms of the Scheme to be fair and reasonable. The Independent Directors therefore unanimously recommend that, in the absence of a superior offer, Shareholders vote in favour of the Scheme at the Court Meeting.

No Third Party Proposals	No alternative offers for the Company Shares from any third party have been received by the Company, as at the Latest Practicable Date.

LETTER TO SHAREHOLDERS

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

(Incorporated in the Republic of Singapore)
Company Registration Number: 198703584K

Directors:

James A. Norling (Chairman)
Chia Song Hwee (President and CEO)
Philip Tan Yuen Fah (Chairman of the Audit Committee)
Peter Seah Lim Huat (Chairman of the ERCC)
Charles E. Thompson
Tay Siew Choon
Pasquale Pistorio
Steven H. Hamblin
Maurizio Ghirga
Registered Office: 60 Woodlands Industrial Park D Street 2 Singapore 738406

9 October 2009

To: Shareholders of Chartered Semiconductor Manufacturing Ltd.

Dear Sir/Madam

ACQUISITION OF THE COMPANY BY THE ACQUIROR BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 210 OF THE COMPANIES ACT

1.	INTRODUCTION

1.1	Acquisition. On 7 September 2009, the respective boards of directors of the Company and the Acquiror jointly announced that the Company and the Acquiror had entered into the Implementation Agreement to effect the Acquisition by way of the Scheme. The Acquiror is a company incorporated in Abu Dhabi and wholly-owned by ATIC. ATIC is a technology investment company wholly-owned by the Government of Abu Dhabi.

1.2	Delisting, Termination of ADS Deposit Agreement and Deregistration with the SEC. Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and, (i) subject to the approval of the SGX-ST, the Company will be delisted from the Official List of the SGX-ST and (ii) subject to the filing of a notification with the SEC and prior written notification to Nasdaq, the ADSs will be delisted from Nasdaq. An application has been made to seek confirmation from the SGX-ST to delist the Company from the Official List of the SGX-ST upon the Scheme becoming effective and binding. The Company also intends to deregister the Company Shares and ADSs with the SEC and terminate its reporting obligations under the Exchange Act. Notice is hereby given that, conditional upon the Scheme becoming effective, the ADS Deposit Agreement will be terminated as at the Effective Date.

The SGX-ST has advised that subject to the effectiveness of the Scheme and the completion of the Acquisition, it has no objection to the delisting of the Company from the Official List of the SGX-ST. The SGX-ST’s confirmation, however, is not an indication of the merits of the delisting of the Company from the Official List of the SGX-ST.

SHAREHOLDERS AND ADS HOLDERS SHOULD NOTE THAT BY VOTING IN FAVOUR OF THE SCHEME OR INSTRUCTING THE ADS DEPOSITARY TO VOTE IN FAVOUR OF THE

LETTER TO SHAREHOLDERS

SCHEME, RESPECTIVELY, THE COMPANY WILL BE DELISTED FROM THE SGX-ST AND THE ADSs WILL BE DELISTED FROM NASDAQ IF THE SCHEME BECOMES EFFECTIVE IN ACCORDANCE WITH ITS TERMS. FURTHERMORE, IN SUCH EVENT, THE COMPANY INTENDS TO DEREGISTER THE COMPANY SHARES AND ADSs WITH THE SEC AND TERMINATE ITS REPORTING OBLIGATIONS UNDER THE EXCHANGE ACT. NOTICE IS HEREBY GIVEN THAT, CONDITIONAL UPON THE SCHEME BECOMING EFFECTIVE, THE ADS DEPOSIT AGREEMENT WILL BE TERMINATED AS AT THE EFFECTIVE DATE.

1.3	Purpose. The purpose of this Scheme Document is to set out information pertaining to the Scheme, to seek your approval of the Scheme and to give you notice of the Court Meeting.

1.4	Explanatory Statement. An Explanatory Statement setting out the key terms of, the rationale of, and the effects of the Scheme, the material interests of the Directors and the procedures for the implementation of the Scheme is set out on pages 51 to 67 of this Scheme Document. It should be read in conjunction with the full text of this Scheme Document.

1.5	Third Party Proposals. From the Announcement Date up to the Latest Practicable Date, no alternative offers for the Company Shares from any third party have been received by the Company.

2.	THE SCHEME

2.1	Terms.

2.1.1	The Acquisition will be effected by way of the Scheme and in accordance with the Code.

2.1.2	Under the Scheme:

(i)	all the Scheme Shares held by Entitled Shareholders will be transferred to the Acquiror:

(a)	fully paid;

(b)	free from all Encumbrances; and

(c)	together with all rights, benefits and entitlements as at the Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) which may be announced, declared, paid or made by the Company on or after the Announcement Date; and

(ii)	in consideration for such transfer, and upon and subject to the Scheme becoming effective, each Entitled Shareholder will be entitled to receive from the Acquiror the Scheme Consideration, being S$2.68 in cash for each Scheme Share, provided that if any dividend or distribution with respect to the Company Shares is declared or announced on or after the Announcement Date, and such dividend or distribution is paid or made to holders of the Company Shares of record as at any date that is on or prior to the Effective Date, the Scheme Consideration shall be reduced by the amount of such dividend or distribution.

2.1.3	ADS Holders will be entitled to receive their consideration from the ADS Depositary in accordance with the terms of the ADS Deposit Agreement. Based on the prevailing

LETTER TO SHAREHOLDERS

exchange rate from Bloomberg L.P. on the Latest Practicable Date, of S$1.4138 to US$1, the equivalent amount of consideration for each ADS is approximately US$18.96, less the applicable ADS Depositary’s fees, taxes and expenses. The actual amount per ADS that ADS Holders will receive will depend on the applicable prevailing exchange rate at the time of conversion by the ADS Depositary of the Scheme Consideration from Singapore Dollars to United States Dollars and the amount of applicable ADS Depositary’s fees, taxes and expenses.

2.2	Scheme Consideration. The Scheme Consideration was arrived at after arm’s length negotiations between the Company and the Acquiror, on a willing-seller, willing-buyer basis, after taking into consideration, amongst other things, the recent market price of the Company Shares.

The full text of the advice of the IFA to the Independent Directors on the Scheme is set out in Appendix 2 of this Scheme Document.

2.3	Scheme Shares. The Scheme will be extended, on the same terms and conditions to:

2.3.1	all Company Shares, including Company Shares represented by ADSs; and

2.3.2	all new Company Shares unconditionally issued or to be issued on or before the Books Closure Date pursuant to (i) the valid exercise of any Options, (ii) the vesting of any awards under the RSU Plan, (iii) the vesting of any awards under the PSU Plan, (iv) the valid conversion of any CRPS into new Company Shares and (v) the valid exercise by GS of the GS Option.

For the purpose of the Scheme, the expression “Scheme Shares” shall include all existing Company Shares and such new Company Shares.

2.4	Waiver of Rights to a General Offer. Shareholders and ADS Holders should note that by voting in favour of the Scheme or instructing the ADS Depositary to vote in favour of the Scheme, respectively, they are agreeing to the Acquiror and the parties acting in concert with it acquiring effective control of the Company without having to make a general offer for the Company.

2.5	No Cash Outlay. Shareholders should note that no cash outlay (including any stamp duties or brokerage expenses) will be required from Shareholders under the Scheme.

3.	PRINCIPAL TERMS OF THE IMPLEMENTATION AGREEMENT

3.1	Scheme Conditions. The Scheme is conditional upon the satisfaction (or, where applicable, waiver) of the Scheme Conditions by not later than 5:00 p.m. on (i) 8 March 2010 or (ii) if Cash is to be tested as at the 4th Test Date (pursuant to, and as such terms are defined in Paragraph (m) of Appendix 5 of this Scheme Document), 11 March 2010, in each case, as may be extended as described in paragraph 3.5.4 of this Letter to Shareholders or such other date as the Parties may agree.

Full details of the Scheme Conditions are reproduced in Appendix 5 of this Scheme Document.

3.2	Non-Satisfaction of Scheme Conditions. The Scheme will only become effective and binding if all the Scheme Conditions have been satisfied (or, where applicable, waived) and provided neither the Company nor the Acquiror exercises its Termination Right (if any). Shareholders should note that if any of the Scheme Conditions are not satisfied (or, where applicable, waived) or if the

LETTER TO SHAREHOLDERS

Scheme has not become effective on or before 5:00 p.m. on the Long-Stop Date or such other date as the Parties may agree, either the Company or the Acquiror, as the case may be, may terminate the Implementation Agreement (save for the surviving provisions) by notice in writing to the other Party.

3.2.1	Acquiror’s Benefit: The Acquiror alone may waive the Scheme Conditions in Paragraphs (b)(ii), (h)(i), (j), (l), (m) and (n) of Appendix 5 of this Scheme Document. Any breach or non-fulfilment of any such Scheme Conditions may be relied upon only by the Acquiror. The Acquiror may at any time and from time to time at its sole and absolute discretion waive any such breach or non-fulfilment.

3.2.2	The Company’s Benefit: The Company alone may waive the Scheme Conditions in Paragraphs (b)(i), (h)(ii), and (k) of Appendix 5 of this Scheme Document. Any breach or non-fulfilment of any such Scheme Conditions may be relied upon only by the Company. The Company may at any time and from time to time at its sole and absolute discretion waive any such breach or non-fulfilment.

3.2.3	Mutual Benefit: The Parties together may jointly waive the Scheme Conditions in Paragraphs (f) and (g) of Appendix 5 of this Scheme Document (each, to the extent legally permissible) and Paragraph (i) of Appendix 5 of this Scheme Document (but only to the extent that both Parties are not in default, otherwise the Scheme Condition in Paragraph (i) of Appendix 5 of this Scheme Document shall be for the benefit of the Party not in default).

3.2.4	Other Conditions: For the avoidance of doubt, the Parties agree that the Scheme Conditions in Paragraphs (a), (c), (d) and (e) of Appendix 5 of this Scheme Document are not capable of being waived by either or both Parties.

3.3	Termination Right. The Implementation Agreement may be terminated by either Party at any time on or prior to the Record Date (provided that the Party seeking termination does so only after it has had prior consultation with the SIC), and on the following grounds (each, a “Termination Right”):

3.3.1	Mutual Consent: by the mutual written consent of the Parties;

3.3.2	Court Order: by either Party, if any court of competent jurisdiction or Governmental Authority has issued an injunction, order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting or preventing the consummation of the Acquisition or the implementation of the Scheme (or the proposed transactions relating to the Scheme), and such order, decree, ruling, other action or refusal shall have become final and non-appealable;

3.3.3	Breach: either:

(i)	by the Acquiror, if the Company is in material breach of any provision of the Implementation Agreement (other than a provision which is qualified by a materiality test, in which case any breach shall suffice) or has failed to perform and comply in all material respects with any Scheme Conditions which are expressed to be for the benefit of the Acquiror, and has failed to cure such breach after reasonable notice of such breach (specifying, to the extent reasonably practicable, the nature and circumstances of the breach) has been given, on or prior to the Record Date; or

LETTER TO SHAREHOLDERS

(ii)	by the Company, if the Acquiror is in material breach of any provision of the Implementation Agreement (other than a provision which is qualified by a materiality test, in which case any breach shall suffice) or has failed to perform and comply in all material respects with any Scheme Conditions which are expressed to be for the benefit of the Company and has failed to cure such breach after reasonable notice of such breach (specifying, to the extent reasonably practicable, the nature and circumstances of the breach) has been given, on or prior to the Record Date, provided that either the Company or the Acquiror, as the case may be, has given written notice to the other Party of its intention to terminate the Implementation Agreement. In this circumstance, the Implementation Agreement shall be terminated on the date falling five Business Days after the date of such notice of termination;

3.3.4	Shareholders’ Approvals: by either Party, if the resolutions submitted to the Court Meeting are not approved (without amendment) by the requisite majorities of Shareholders;

3.3.5	Competing Offer: by either Party, if a Competing Offer under Rule 14 or 15 of the Code becomes or is declared unconditional in all respects or becomes effective, as the case may be; or

3.3.6	SIC Competitive Procedure: by either Party, in the event that, following the conclusion of the SIC Competitive Procedure, the latest bid submitted by the Acquiror pursuant to such SIC Competitive Procedure is lower than the latest bid submitted by other competing offeror(s) pursuant to the SIC Competitive Procedure.

3.4	Consultation with the SIC. Any Party seeking to terminate the Implementation Agreement by exercising the Termination Right or invoking the non-satisfaction of any of the Scheme Conditions as set out in Paragraphs (b) and (f) to (n) of Appendix 5 of this Scheme Document to terminate the Implementation Agreement must first consult with the SIC and obtain the SIC’s approval of, or a statement that the SIC has no objections to, such termination.

3.5	Matching Right for Superior Offer.

3.5.1	Matching Right and Matching Right Notification: The Parties have agreed that in the event that the Independent Directors, in the exercise of their fiduciary obligations, decide to recommend or announce their intention to recommend a Competing Offer which they determine in good faith and in their sole discretion, following receipt of advice from their financial and legal advisers, to be superior to the terms offered by the Acquiror (the “Superior Offer”), the Company will promptly (and in any event, prior to the recommendation of or announcement of intention to recommend the Superior Offer) notify the Acquiror of such determination (the “Matching Right Notification”), and give the Acquiror the right at its discretion to match the Superior Offer (the “Matching Right”).

3.5.2	Matching Right Period: From the date of the Matching Right Notification, the Acquiror is entitled to match the Superior Offer during the applicable period set out below (the “Matching Right Period”):

(i)	in the event the Switch Option is not or has not been validly exercised, (a) for a period as specified in the Matching Right Notification of not less than 10 Business

LETTER TO SHAREHOLDERS

Days in Abu Dhabi (in relation to the first exercise by the Acquiror of the Matching Right), and (b) for a period as specified in the Matching Right Notification of not less than three Business Days in Abu Dhabi (in relation to any subsequent exercise by the Acquiror of the Matching Right); or

(ii)	in the event the Switch Option is or has been validly exercised, for (a) a period of not less than three Business Days in Abu Dhabi; or (b) for such lesser period as is necessary to enable the Company to comply with its obligations under Rule 22.2 of the Code.

3.5.3	Matching Offer Determination: In the event that the Acquiror exercises the Matching Right, the Independent Directors shall determine, in good faith and in their sole discretion, following receipt of advice of their financial and legal advisers, whether the Acquiror has matched the Superior Offer, and shall notify the Acquiror of such determination in writing (the “Matching Offer Determination”).

If the Independent Directors do not issue the Matching Offer Determination upon (a) the expiration of five Business Days in Singapore after the Acquiror has validly exercised the Matching Right (in relation to the first exercise by the Acquiror of the Matching Right); and (b) the expiration of two Business Days in Singapore after the Acquiror has validly exercised the Matching Right (in relation to any subsequent exercise by the Acquiror of the Matching Right), the Independent Directors shall be deemed to have issued a Matching Offer Determination stating that the Acquiror has matched the Superior Offer for the purpose of allowing the Acquiror to exercise the Switch Option only, provided the Acquiror states, in the exercise of its Matching Right, that it intends to exercise the Switch Option.

3.5.4	Delay, Postponement or Adjournment: In the event the Scheme Document has not been despatched prior to the commencement of the applicable Matching Right Period or the establishment of the SIC Competitive Procedure, as the case may be, the Company shall be entitled to delay or postpone such despatch, until after (i) the expiration of the applicable Matching Right Period, if the Matching Right is not validly exercised, or the Independent Directors having delivered to the Acquiror the Matching Offer Determination, if the Matching Right is validly exercised or (ii) the completion of the SIC Competitive Procedure, as the case may be.

In the event the Scheme Document has been despatched prior to or on the commencement of the applicable Matching Right Period or the establishment of the SIC Competitive Procedure, as the case may be, the Company shall have the right to adjourn the Court Meeting after taking legal and financial advice that not to do so would be a breach of the fiduciary duties of the Company Directors or the Company’s obligations under Applicable Laws (including the Code).

However, the maximum delay, postponement or adjournment permitted as described above shall not exceed 16 Business Days in Abu Dhabi and Singapore in the aggregate, and the Long-Stop Date shall be correspondingly extended by the same number of Business Days in Abu Dhabi and Singapore as such delay, postponement or adjournment.

LETTER TO SHAREHOLDERS

3.6	Switch Option.

3.6.1	Switch Option: Subject to prior consultation with the SIC, the Acquiror shall have the right at its discretion to elect to proceed by way of an Offer in lieu of proceeding with the Acquisition by way of the Scheme (the “Switch Option”), if:

(i)	any person (other than the Acquiror or any of the parties acting in concert with it) publicly announces a Superior Offer (whether on a firm intention or a pre-conditional basis) for no less than 30 per cent. of the voting rights of the Company;

(ii)	the Acquiror validly exercises the Matching Right, and receives or is deemed to have received the Matching Offer Determination stating that it has matched the Superior Offer; and

(iii)	the Acquiror duly announces its firm intention to make the Offer.

3.6.2	Terms of the Offer: If the Acquiror validly exercises the Switch Option, the Acquiror shall make the Offer on the same or better terms as those set out in the Acquiror’s proposal to the Company when exercising the Matching Right. The acceptance condition of such Offer may be set at only more than 50 per cent. of the Company Shares (including Company Shares held in the form of ADSs), and not conditional on higher level acceptances.

3.6.3	Termination of Implementation Agreement: If the Acquiror validly exercises the Switch Option, the Implementation Agreement shall terminate with effect from the date of announcement by the Acquiror of its firm intention to make the Offer, save for certain surviving provisions and the provisions relating to the Matching Right and to non-solicitation, as described in Paragraphs 3.5 and 3.7 of this Letter to Shareholders, respectively.

3.7	Non-Solicitation.

3.7.1	No-Shop: During the No-Shop Period, the Company shall, inter alia, (i) deal exclusively with the Acquiror to complete the Scheme and (ii) not, and shall not permit any of its Group Companies or their respective employees, officers and advisers to (whether directly or indirectly) solicit, encourage, initiate or participate in any offer, proposal, expression of interest or make any initial or further approach to any person, or entertain any approach from or enter into or continue negotiations or discussions with any person (other than the Acquiror or any of the parties acting in concert with it), or communicate any intention to do any of these things, with respect to any Competing Offer, provided that such restriction shall not apply to the making of normal presentations by or on behalf of the Company, to brokers, investors or analysts in the ordinary and usual course of the Company’s business generally, and shall not restrict the provision of information by or on behalf of the Company to the SGX-ST or SEC via a report on Form 6-K.

3.7.2	Unsolicited Offer: Neither the Company nor the Company Directors are prohibited or restricted, during the No-Shop Period, from receiving a bona fide unsolicited or uninitiated offer or proposal with respect to any Competing Offer (an “Unsolicited Offer”). In the event that any of the Company, the Group Companies, or their respective directors, employees, officers or advisers receives any Unsolicited Offer, the Company and/or the

LETTER TO SHAREHOLDERS

Company Directors shall be entitled, subject to the obligations described in Paragraph 3.5 of this Letter to Shareholders, to, inter alia:

(i)	announce such Unsolicited Offer, insofar as such announcement is required under the Listing Manual, the Code, the Nasdaq Listing Rules or any Applicable Laws;

(ii)	comply with Rule 9.2 of the Code;

(iii)	enter into negotiations, discussions or otherwise entertain such Unsolicited Offer if necessary for the Company Directors to comply with and discharge their fiduciary duties to the Company and the Shareholders; and

(iv)	in the exercise of the fiduciary duties of the Company Directors, make or refrain from making any recommendation to the Shareholders as the Company Directors may deem fit in respect of the Unsolicited Offer.

3.7.3	Notice: During the No-Shop Period, if the Company (i) is informed of or otherwise becomes aware of (a) an Unsolicited Offer, (b) any approach, solicitation or attempt to initiate any negotiations, correspondence or discussions, or (c) any other proposal that the Company reasonably believes could lead to a Competing Offer or (ii) enters into any discussions relating to the same, the Company will notify the Acquiror immediately in writing. Unless the Company is subject to a binding confidentiality agreement in effect prior to the date of the exclusivity agreement entered into with ATIC, the Company will disclose to the Acquiror all material terms of such proposal including the identity of the other parties and any price or price range. If the Company is bound by a confidentiality agreement, the Company will disclose to the Acquiror only information that the Company is permitted to disclose under such confidentiality agreement.

3.8	Certain Restrictions.

3.8.1	During the First Restricted Period, the Acquiror shall not, and shall procure that the Acquiror Affiliates and the Restricted Affiliates shall not, unless pursuant to the terms of the Implementation Agreement or with the Company’s prior written consent:

(i)	acquire any Company Shares or Company Convertible Securities, whether or not such Company Convertible Securities may be settled in cash or otherwise and whether at the discretion of the Acquiror or any of the Acquiror Affiliates or the Restricted Affiliates;

(ii)	make an offer for the Company Shares or Company Convertible Securities or announce or take any action which would require the announcement of any similar transaction involving the Company Shares or the Company Convertible Securities; or

(iii)	enter into any agreement, arrangement or understanding (whether conditionally, and whether legally binding or not) with any person in relation to any of the foregoing, or assist, advise or encourage any person to achieve any of the foregoing,

LETTER TO SHAREHOLDERS

save that, subject to Applicable Laws, nothing described in this Paragraph 3.8.1 shall prohibit the Acquiror and the Acquiror Affiliates (but not the Restricted Affiliates) from acquiring:

(a)	any CRPS or any Company Shares or Company Convertible Securities after the Switch Option is validly exercised; or

(b)	any Company Shares in aggregate representing less than 10 per cent. of the voting rights of the Company from time to time subject to compliance with the provisions described in Paragraph 3.8.2 of this Letter to Shareholders; and

3.8.2	during the First Restricted Period and during the Second Restricted Period, the Acquiror shall and shall procure that each of the Acquiror Affiliates (and each of the Restricted Affiliates for so long as such Restricted Affiliate is a party acting in concert with the Acquiror Affiliates) shall:

(i)	in respect of all and not some only of the Company Shares held by it, vote in favour of any resolution (including an ordinary, a special or a scheme resolution) of the Company which is recommended by a majority of the Company Directors and shall not otherwise vote any such Company Shares;

(ii)	in respect of all and not some only of the Company Shares held by it, accept any tender offer, general offer or partial offer which is recommended by a majority of the Company Directors;

(iii)	not convene, requisition or join in requisitioning, any general meeting of the Company;

(iv)	not propose any nominee for appointment to the Board (whether by way of an ordinary resolution or otherwise);

(v)	not seek to control or influence the business strategy or management of the business of the Group; or

(vi)	not enter into any agreement, arrangement or understanding (conditionally or otherwise and whether legally binding or not) with any person in relation to the foregoing or assist, advise or encourage any person to achieve any of the foregoing.

For the avoidance of doubt, the provisions described in Paragraphs 3.8.1 and 3.8.2 of this Letter to Shareholders shall not apply (a) following the effectiveness of the Scheme or, if the Switch Option is validly exercised, following the date the Offer becomes or is declared unconditional in all respects and (b) if no Company Shares or Company Convertible Securities are bought by the Acquiror or any of the Acquiror Affiliates or the Restricted Affiliates during the First Restricted Period.

LETTER TO SHAREHOLDERS

3.9	Fee. The Company shall pay the Acquiror a sum equal to S$25,375,176.64 (the “Fee”) in the following events, provided that the Company shall not be obliged to pay any amount which the SIC determines would not be permitted by Rule 13 of the Code:

3.9.1	Recommendation of Competing Offer: if a Competing Offer or an intention to make a Competing Offer is announced by a third party (whether or not such Competing Offer is pre-conditional), and:

(i)	the Independent Directors recommend or announce their intention to recommend such Competing Offer over the Scheme or do not unequivocally recommend that Shareholders vote in favour of the Scheme; or

(ii)	in the event that prior to the announcement of the Competing Offer or the intention to make a Competing Offer, the Independent Directors, having recommended that Shareholders vote in favour of the Scheme, withdraw such recommendation or announce their intention to withdraw such recommendation and subsequently, recommend or announce their intention to recommend such Competing Offer or do not unequivocally recommend that Shareholders vote in favour of the Scheme, and Shareholders’ approval of the Scheme is not obtained;

3.9.2	Breach of Material Obligations: if the Company breaches any of its Material Obligations:

(i)	prior to the date of the Court Meeting, and Shareholders’ approval of the Scheme is not obtained; or

(ii)	after Shareholders’ approval of the Scheme is obtained and the Scheme does not become effective by the Long-Stop Date or such other date as the Parties may agree, due to any of the Scheme Conditions in Paragraphs (d) and (e) of Appendix 5 of this Scheme Document not being fulfilled other than as a result of the Company exercising its right to terminate the Implementation Agreement on the grounds described in Paragraph 3.3.3(ii) of this Letter to Shareholders; or

3.9.3	Entertainment of Unsolicited Offer: if the Company exercises its right to enter into negotiations or discussions or otherwise entertains an Unsolicited Offer if necessary for the Company Directors to comply with and discharge their fiduciary duties, and Shareholders’ approval of the Scheme is not obtained.

The maximum amount payable by the Company in relation to the foregoing events shall not exceed an amount equal to the Fee.

3.10	Acceleration of RSUs and PSUs. Pursuant to the terms of the Implementation Agreement, the Company shall accelerate all outstanding RSUs and PSUs granted under the RSU Plan and the PSU Plan, respectively, as at the Announcement Date, on and subject to the effectiveness of the Scheme or if the Switch Option is exercised, on the Offer becoming or being declared unconditional in all respects. The Acquiror has undertaken to pay the Company a sum in cash equal to the Scheme Consideration multiplied by the aggregate number of Company Shares comprised in such accelerated RSUs and PSUs (collectively, the “Accelerated Amount”) (less

LETTER TO SHAREHOLDERS

any applicable withholding tax amount) not later than five Business Days prior to the dates on which such payments are due to the grantees as described below provided that:

3.10.1	the aggregate number of Company Shares comprised in the accelerated RSUs under the RSU Plan shall not exceed 3,791,945; and

3.10.2	the aggregate number of Company Shares comprised in the accelerated PSUs under the PSU Plan shall not exceed 979,754.

Upon receipt of the Accelerated Amount, the Company shall pay an amount in cash equal to the Accelerated Amount (less any applicable withholding tax amount) to the relevant grantees (in the relevant amounts) within five Business Days after the Effective Date or after the date the Offer becomes or is declared unconditional in all respects, as the case may be, subject to the relevant grantees continuing to be employed by a Group Company at the Effective Date or the date the Offer becomes or is declared unconditional in all respects, as the case may be.

4.	THE PREFERENCE SHARE OFFER

The Company understands that the Acquiror will make the Preference Share Offer to Preference Share Holders to purchase all the CRPS held by the Preference Share Holders for an amount in United States Dollars for each CRPS equal to the Early Redemption Price to be determined by reference to the Effective Date as the date of determination (the “Preference Share Offer Price”). The Company further understands that, by accepting the Preference Share Offer, each accepting Preference Share Holder will also consent, pursuant to Article 4A.21(3) of the Articles, to the amendment of Article 4A of the Articles in the manner described in Paragraph 19.3 of this Letter to Shareholders.

5.	THE GS OPTION

As at the Latest Practicable Date, under the GS Option, GS has a call option to subscribe for 32,388,322 Company Shares at an exercise price of US$9.338 per Company Share until 29 March 2011. Conversely, the Company has an option (a “soft call option”) to terminate the call option early at US$11.672 per Company Share, exercisable subject to certain conditions being met.

Under the terms of the GS Option, the effect of the Acquisition is that both the call option and the soft call option will be cancelled with effect from the Effective Date. In connection with such cancellation, a net amount (“Cancellation Amount”) determined by reference to the value of the call option and the soft call option will be payable from the Company to GS.

The Cancellation Amount is to be agreed by the Company and GS but, failing agreement, will be determined by GS as calculation agent.

In connection with the Acquisition, no proposal or offer to purchase the call option, including a proposal to purchase such option at its “see-through” price, is required to be made. Under the terms of the Implementation Agreement, the Company has undertaken with the Acquiror that it will not agree to any Cancellation Amount in respect of the GS Option without the Acquiror’s approval. Additionally, neither the Company nor the Acquiror will make, or agree to, a proposal relating to any Cancellation Amount in respect of the GS Option without having first consulted the SIC in relation thereto.

LETTER TO SHAREHOLDERS

6.	IRREVOCABLE UNDERTAKINGS

6.1	STS Irrevocable Undertaking. STS, which holds 586,752,688 Company Shares as at the Latest Practicable Date, representing approximately 62.28 per cent. of all the Company Shares, has entered into the STS Irrevocable Undertaking, pursuant to which it has given an irrevocable undertaking to the Acquiror to, inter alia:

6.1.1	Vote in Favour of the Scheme at the Court Meeting: vote or procure the voting of all its Company Shares (i) in favour of the Scheme at the Court Meeting and (ii) against any resolution or proposal to adjourn the Court Meeting, except in the event the Company seeks an adjournment of the Court Meeting for any reason described in Paragraph 3.5.4 of this Letter to Shareholders or with the prior written consent of the Acquiror;

6.1.2	Accept the Offer: in the event the Acquiror validly exercises the Switch Option, (i) accept the Offer in respect of all its Company Shares not later than five business days after the despatch by or on behalf of the Acquiror of the formal document in relation to the Offer and (ii) not withdraw its acceptance of the Offer, without the prior written consent of the Acquiror; and

6.1.3	Vote in Favour of Special Resolution (1) and Special Resolution (2) at the EGM: to the extent permitted by applicable laws, vote or procure the voting of all its Company Shares (i) in favour of Special Resolution (1) and Special Resolution (2) at the EGM, and (ii) against any resolution or proposal to adjourn the EGM, except in the event the Company seeks an adjournment of the EGM where the Company seeks an adjournment of the Court Meeting for any reason described in Paragraph 3.5.4 of this Letter to Shareholders or with the prior written consent of the Acquiror.

The STS Irrevocable Undertaking will continue to be binding on STS even if the Acquiror does not exercise the Switch Option in the event of a Superior Offer.

Further, STS has agreed to be bound by certain non-solicitation provisions during the term of the STS Irrevocable Undertaking, save for certain exceptions.

6.2	Management Executive Irrevocable Undertakings. Each of Chia Song Hwee (President and CEO of the Company) and George Thomas (the Chief Financial Officer of the Company) has entered into the Management Executive Irrevocable Undertaking pursuant to which each of them has given an irrevocable undertaking to the Acquiror on terms substantially similar to the STS Irrevocable Undertaking.

As at the Latest Practicable Date, Chia Song Hwee holds 188,000 Company Shares, representing approximately 0.02 per cent. of all the Company Shares, and George Thomas holds 52,086 Company Shares, representing approximately 0.01 per cent. of all the Company Shares.

6.3	Termination. The Irrevocable Undertakings will each terminate on the earliest of the following dates:

6.3.1	the Long-Stop Date, or such other date as the Acquiror and the party giving the relevant Irrevocable Undertaking may agree in writing, if the Scheme lapses, is withdrawn or does not become effective by such time for any reason other than a breach by such party of its obligations under the relevant Irrevocable Undertaking;

LETTER TO SHAREHOLDERS

6.3.2	the date an Offer is made, in the event the Acquiror makes such Offer in lieu of proceeding with the Scheme and such Offer is not made in compliance with the valid exercise of the Switch Option;

6.3.3	the date the Scheme lapses, is withdrawn or does not become effective for any reason other than a breach by the party giving the relevant Irrevocable Undertaking of its obligations under the relevant Irrevocable Undertaking; and

6.3.4	the date the Scheme becomes effective in accordance with its terms,

provided that where an Offer is made pursuant to and in compliance with a valid exercise of the Switch Option, then, the Irrevocable Undertakings will terminate on the earlier of (i) the completion of the Offer by the transfer of the Company Shares to the Acquiror or as it may direct subsequent to the Offer becoming unconditional or (ii) four months after the Long-Stop Date.

6.4	No Other Irrevocable Undertakings. Save for the Irrevocable Undertakings, the Company understands from the Acquiror that none of the Acquiror, ATIC and any party acting in concert with them has received any other irrevocable undertakings from any other party to vote in favour of, or reject, the Scheme as at the Latest Practicable Date.

7.	INFORMATION ON THE COMPANY

The Company was incorporated in Singapore on 16 November 1987. The Company Shares were listed on the Main Board of the SGX-ST on 1 November 1999 and the ADSs were listed on Nasdaq on 29 October 1999. The Company is one of the world’s leading dedicated semiconductor foundries. The Group provides comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and is focused on providing foundry services to customers that serve high-growth, technologically advanced applications for the communications, consumer and computer sectors.

The Group currently owns, or has an interest in, six fabrication facilities - Fabs 2, 3, 3E, 5, 6 and 7, all of which are located in Singapore. In addition, the Group has service operations in nine locations in seven countries throughout North America, Europe and Asia.

Further, as at the Latest Practicable Date, the Company had (i) in issue 942,060,579 Company Shares and 28,350 CRPS, convertible into 68,810,679 Company Shares at the prevailing US$4.12 conversion price, (ii) 14,479,461 Company Shares comprised in outstanding Options, (iii) 3,791,383 Company Shares comprised in outstanding RSUs, (iv) 979,754 Company Shares comprised in outstanding PSUs and (v) 32,388,322 Company Shares comprised in the GS Option.

Further information relating to the Company is set out in Appendix 4 of this Scheme Document.

8.	INFORMATION ON THE ACQUIROR AND ATIC

Information on the Acquiror and ATIC are set out in Schedule A of the Letter from the Acquiror to Shareholders in Appendix 3 of this Scheme Document and are reproduced in italics below:

“ATIC was established in Abu Dhabi on 28 September 2008. A technology investment company wholly-owned by the Government of Abu Dhabi, ATIC is focused on making significant investments in the advanced technology sector, both in Abu Dhabi and internationally. ATIC’s mandate is to generate returns that deliver long-term economic and social benefits to Abu Dhabi.

LETTER TO SHAREHOLDERS

The Acquiror is a special purpose vehicle incorporated in Abu Dhabi on 2 September 2009 for the purpose of the Acquisition. The Acquiror is a wholly-owned subsidiary of ATIC.”

9.	RATIONALE AND BENEFITS OF THE ACQUISITION AND FUTURE PLANS FOR THE GROUP

9.1	Rationale and Benefits of the Acquisition. The Acquiror’s rationale and benefits of the Acquisition are set out in Paragraph 4.1 of the Letter from the Acquiror to Shareholders in Appendix 3 of this Scheme Document and are reproduced in italics below:

“ATIC has made a significant investment in the outsourced semiconductor manufacturing, commonly referred to as “foundry”, industry with the creation of GLOBALFOUNDRIES. GLOBALFOUNDRIES offers its customers leading edge foundry services from its facility in Dresden, Germany and is currently developing a new facility in New York, the United States. The Acquisition would allow ATIC to build on the complementary platforms of the Company and GLOBALFOUNDRIES, utilising the Company’s customer relationships and capabilities in both 8-inch and 12-inch fabrication, and GLOBALFOUNDRIES’ advanced technology expertise, capacity profile and global footprint, and capitalise on the continued growth in the global semiconductor foundry industry.”

9.2	Future Plans for the Group. The Acquiror’s future plans for the Group are set out in Paragraph 4.2 of the Letter from the Acquiror to Shareholders in Appendix 3 of this Scheme Document and are reproduced in italics below:

“Following the completion of the Acquisition, ATIC will work with the management teams of the Company and GLOBALFOUNDRIES to integrate the operations and management of the Company and GLOBALFOUNDRIES to achieve operational and financial synergies.

The Company, together with ATIC, is seeking waivers from certain of the Company’s lenders (i) of change of control clauses, to enable certain loan facilities to remain available to the Company following completion of the Acquisition and (ii) of certain other covenants, to facilitate the operational combination of the Company and GLOBALFOUNDRIES. The waivers are conditional on completion of the Acquisition.

Certain senior employees of GLOBALFOUNDRIES currently participate in GLOBALFOUNDRIES’ Long Term Incentive Plan pursuant to which they are eligible to receive annual cash settled awards if, depending on the type of award, certain performance criteria are met or there is an increase in the share price of GLOBALFOUNDRIES. Following the completion of the Acquisition, it is envisaged that certain senior executives of the Company will be eligible to participate in GLOBALFOUNDRIES’ Long Term Incentive Plan.

Save as set out above, ATIC has no current intention of (i) making material changes to the existing businesses of the Company; (ii) redeploying fixed assets of the Company; or (iii) discontinuing the employment of the existing employees of the Company or its subsidiaries. However, the Acquiror Directors retain the flexibility at any time to consider any options or opportunities in relation to the Group which may present themselves and which they may regard to be in the interest of the Acquiror. ”

LETTER TO SHAREHOLDERS

10.	FINANCIAL EVALUATION OF THE SCHEME CONSIDERATION

10.1	Scheme Consideration. The Scheme Consideration represents a premium/(discount) over the recent market prices of the Company Shares and the ADSs. Specifically, the Scheme Consideration represents the following premium/(discounts):

					Premium/
		Benchmark	Premium/		(Discount to)
		price of the	(Discount to) the		the
		Company	benchmark price	Benchmark price	benchmark
		Shares on the	of the Company	of the ADSs on	price of the
		SGX-ST(1)	Shares on the	Nasdaq(1)(2)	ADSs on
		(S$)	SGX-ST (%)	(US$)	Nasdaq (%)

(i)	Last transacted price as quoted on 28 May 2009(3)	2.18	22.9	14.81	25.9
(ii)	Last transacted price as quoted on 4 September 2009, being the latest practicable date prior to the Announcement Date	2.66	0.8	18.78	(0.7)
(iii)	VWAP for the period of five trading days up to the latest practicable date prior to the Announcement Date	2.53	5.9	17.57	6.1
(iv)	VWAP for the period of 30 trading days up to the latest practicable date prior to the Announcement Date	2.35	14.2	16.19	15.2
(v)	VWAP for the period of 90 trading days up to the latest practicable date prior to the Announcement Date	2.11	26.8	14.50	28.5
(vi)	VWAP for the period of six months up to the latest practicable date prior to the Announcement Date	1.86	44.2	11.94	56.1

Note:

(1)	The figures set out in this Paragraph 10.1 are based on data extracted from Bloomberg L.P. and are adjusted (where applicable, retroactively) for the Company’s 27-for-10 rights offering completed on 15 April 2009 and 10-for-1 share consolidation effective on 21 May 2009.

(2)	One ADS represents the right to receive 10 Company Shares on deposit with the ADS Custodian Bank.

(3)	On 29 May 2009, the Singapore Business Times reported on a possible acquisition by ATIC of the Company Shares held by STS which was followed by a holding announcement by the Company on the same day. 28 May 2009 is therefore the trading day immediately prior to the commencement of market speculation.

11.	APPROVALS REQUIRED

11.1	Approvals. The Scheme will require, inter alia, the following approvals:

11.1.1	the approval of the Scheme by a majority in number of, and representing not less than 75 per cent. in value of the Company Shares held by, Shareholders present and voting, either in person or by proxy, at the Court Meeting; and

11.1.2	the approval of the Scheme by the Court.

Voting at the Court Meeting will be by way of poll. In addition, the Scheme will only come into effect if all the Scheme Conditions have been satisfied (or, where applicable, waived) in accordance with the terms of the Implementation Agreement and provided neither the Acquiror nor the Company

LETTER TO SHAREHOLDERS

exercises its Termination Right (if any) and a copy of the order of the Court has been lodged with the ACRA. Upon the Scheme becoming effective, it will be binding on all Entitled Shareholders, whether or not they attended or voted at the Court Meeting, and if they voted, whether or not they voted in favour of the Scheme. Shareholders do not have any specific rights to require an independent appraisal of the value of the Company Shares in connection with the Scheme. Although ADS Holders will not be entitled to attend the Court Meeting, they will be given the opportunity to instruct the ADS Depositary as to how to vote the Company Shares underlying their ADSs. For the avoidance of doubt, upon the Scheme becoming effective, the Scheme will also be binding in respect of the Company Shares underlying the ADSs, irrespective of how ADS Holders instructed the ADS Depositary to vote at the Court Meeting.

11.2	Exemptions. In relation to the Code, the SIC has confirmed that the Scheme is exempted from Rules 14, 15, 16, 17, 20.1, 21, 22, 28, 29 and 33.2 and Note 1(b) on Rule 19 of the Code, subject to the following conditions:

11.2.1	the common substantial shareholders of the Company and the Acquiror abstain from voting on the Scheme;

11.2.2	the Acquiror and parties acting in concert with it abstain from voting on the Scheme;

11.2.3	the Company Directors who are also Acquiror Directors abstain from making a recommendation on the Scheme to the Shareholders; and

11.2.4	the Company appoints an independent financial adviser to advise Shareholders on the Scheme.

12.	DISCLOSURES

12.1	Shareholdings and Dealings. Disclosures in relation to shareholdings and dealings in (i) Company Shares or Company Convertible Securities, (ii) Acquiror Shares or Acquiror Convertible Securities, and (iii) ATIC Shares or ATIC Convertible Securities, are set out in Appendix 4 of this Scheme Document.

12.2	Further Disclosures. Appendix 4 of this Scheme Document sets out certain additional information relating to the Company.

13.	OVERSEAS SHAREHOLDERS

13.1	Overseas Shareholders. The applicability of the Scheme to Overseas Shareholders may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Shareholders should keep themselves informed of and observe any applicable legal requirements. This Scheme Document will be sent to all Overseas Shareholders unless, due to restrictions or potential restrictions on sending such documents into the relevant overseas jurisdictions, this Scheme Document may not be sent to any Overseas Shareholder in such jurisdictions. For the avoidance of doubt, the Scheme is proposed to all Shareholders and applies to all the Scheme Shares, including those to whom this Scheme Document may not be and will not be sent.

13.2	Foreign Jurisdiction. It is the responsibility of any Overseas Shareholder who wishes to (i) request for this Scheme Document and/or any related documents or (ii) vote on or

LETTER TO SHAREHOLDERS

participate in the Scheme, to satisfy itself/himself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consent which may be required, and compliance with all necessary formalities or legal requirements.

In requesting this Scheme Document and/or any related documents, the Overseas Shareholder is deemed to represent and warrant to the Company and the Acquiror that it/he is in full observance of the laws of the relevant jurisdiction in that connection, and that it/he is in full compliance with all necessary formalities or legal requirements. This Scheme Document and/or any related documents will be given on this basis.

Any Overseas Shareholder who is in any doubt about its/his position should consult its/his professional adviser in the relevant jurisdiction. In voting on or participating in the Scheme, the Overseas Shareholder represents and warrants to the Company and the Acquiror that it/he is in full observance of the laws of the relevant jurisdiction in that connection, and that it/he is in full compliance with all necessary formalities or legal requirements.

13.3	Notice. The Company and the Acquiror each reserves the right to notify Shareholders of any matter, including the fact that the Scheme has been proposed, to any or all Shareholders with a registered address outside Singapore and the United States by an announcement to the SGX-ST or paid advertisement in a daily newspaper published and circulated in Singapore, and in each case, submitted to the SEC via a report on Form 6-K, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any Shareholder to receive or see such announcement or advertisement. For the avoidance of doubt, for as long as the Company remains listed on the SGX-ST, it will continue to notify all Shareholders of any matter relating to the Scheme by announcement to the SGXNET, and for so long as the Company remains a reporting company in the United States, it will submit to the SEC material matters relating to the Scheme via a report on Form 6-K.

14.	CONFIRMATION OF FINANCIAL RESOURCES

As reflected in Paragraph 11 of the Letter from the Acquiror to Shareholders in Appendix 3 of this Scheme Document, Credit Suisse, in their capacity as financial adviser to the Acquiror and ATIC in connection with the Acquisition and the Scheme, has confirmed that sufficient financial resources are available to the Acquiror to satisfy in full the aggregate Scheme Consideration payable by it for all the Scheme Shares and to satisfy full acceptance of the Preference Share Offer.

15.	FINANCIAL ADVISERS TO THE BOARD

15.1	Joint Financial Advisers to the Board: Morgan Stanley and Citi have been appointed as the FAs to the Board in connection with the Acquisition and the Scheme.

15.1.1	Morgan Stanley’s Fairness Opinion. Morgan Stanley has rendered its Fairness Opinion, addressed solely to the Board, that, as at 7 September 2009, based on the considerations and subject to the qualifications set forth in its Fairness Opinion, the Scheme Consideration to be paid to the holders of Company Shares (including Company Shares held in the form of ADSs) pursuant to the Implementation Agreement was fair from a financial point of view to such holders. A copy of the Fairness Opinion issued by Morgan Stanley is reproduced in Appendix 1A of this Scheme Document. The Fairness

LETTER TO SHAREHOLDERS

Opinion issued by Morgan Stanley does not constitute independent advice for the purposes of Rule 7.1 of the Code.

15.1.2	Citi’s Fairness Opinion. Citi has rendered its Fairness Opinion, addressed solely to the Board, that, as at 7 September 2009, based upon the considerations and subject to the qualifications set forth in its Fairness Opinion, the Scheme Consideration to be paid to the Shareholders and the amount of consideration to be paid to the ADS Holders pursuant to the Implementation Agreement was fair from a financial point of view to such holders of Company Shares and ADSs (in each case, other than STS). A copy of the Fairness Opinion issued by Citi is reproduced in Appendix 1B of this Scheme Document. The Fairness Opinion issued by Citi does not constitute independent advice for the purposes of Rule 7.1 of the Code.

15.2	Independent Financial Adviser to the Independent Directors. Deutsche Bank has been appointed as the IFA to advise the Independent Directors for the purpose of making a recommendation to Shareholders in respect of the Scheme and the Preference Share Offer.

In respect of the Scheme, in its letter dated 9 October 2009 to the Independent Directors, a copy of which is reproduced in Appendix 2 of this Scheme Document (the “IFA’s Letter on the Scheme”), the IFA, subject to the bases, assumptions and qualifications set out in the IFA’s Letter on the Scheme, advised the Independent Directors to make the recommendation to Shareholders in relation to the Scheme as set out in Paragraph 9 of the IFA’s Letter on the Scheme and reproduced in italics below. The advice reproduced below should be considered and read in conjunction with, and in the context of, the full text of the IFA’s Letter on the Scheme. Unless otherwise defined or the context otherwise requires, all capitalised terms below shall have the same meanings as defined in the IFA’s Letter on the Scheme:

“Based upon, and having considered, inter alia, the factors described above and the information that has been made available to us as at the Latest Practicable Date, we are of the opinion that as at the Latest Practicable Date, the Scheme Consideration is fair and reasonable from a financial point of view. Accordingly, we would advise the Independent Directors to recommend that, in the absence of a superior offer, Shareholders should vote in favour of the Scheme.

We recommend that the Independent Directors should advise the Shareholders of Deutsche Bank’s opinion in this letter. We would also advise the Independent Directors to caution the Shareholders that they should not rely on our advice to the Independent Directors as the sole basis for deciding whether or not to vote in favor of the Scheme.”

16.	INDEPENDENT DIRECTORS’ RECOMMENDATION

16.1	Recommendation. All Directors (except Chia Song Hwee, the President and CEO of the Company, for the reasons set out in Paragraph 16.3 of this Letter to Shareholders) consider themselves to be independent for purposes of making a recommendation to Shareholders in respect of the Scheme.

None of the directors of the Acquiror or ATIC are related to the Directors or (as far as the Directors are aware) the controlling shareholders of the Company.

As noted in the Press Release issued by the Company and the Acquiror jointly on 7 September 2009, given the importance of scale and the need for substantial, continued capital investment in

LETTER TO SHAREHOLDERS

the Company, and having carefully assessed all strategic options available to the Company, the Independent Directors believe that the Acquisition provides the Shareholders with an opportunity to realise their investment. In addition, the Acquisition would enable the Company to accelerate its goal of becoming a leading player in the semiconductor industry.

Having regard to (i) the terms of the Scheme, (ii) the advice of the IFA to the Independent Directors as set out in the IFA’s Letter on the Scheme, and (iii) the fact that from the Announcement Date up to the Latest Practicable Date, no alternative offers for the Company Shares have been received by the Company, the Independent Directors consider, from a financial point of view, the terms of the Scheme to be fair and reasonable. The Independent Directors therefore unanimously recommend that, in the absence of a superior offer, Shareholders vote in favour of the Scheme at the Court Meeting.

Shareholders should read and consider carefully this Scheme Document, including the advice of the IFA to the Independent Directors on the Scheme set out in its entirety in Appendix 2 of this Scheme Document, before deciding whether to vote in favour of, or against, the Scheme. Shareholders should note that the advice of the IFA to the Independent Directors should not be relied upon by any Shareholder as the sole basis for deciding whether or not to vote in favour of the Scheme.

Shareholders should also be aware that there is currently no certainty that the Scheme will become effective nor any assurance that the trading volumes and market prices of the Company Shares will be maintained at current levels if the Scheme does not become effective for whatever reason. In the event that the Scheme becomes effective, it will be binding on all Entitled Shareholders and the Company will be delisted and withdrawn from the Official List of the SGX-ST, and the ADSs will be delisted and withdrawn from Nasdaq. The Company also intends to deregister the Company Shares and ADSs with the SEC and terminate its reporting obligations under the Exchange Act.

16.2	No Regard to Specific Objectives. The Independent Directors advise that Shareholders, in deciding whether to vote in favour of the Scheme, carefully consider the full text of the advice of the IFA to the Independent Directors on the Scheme and in particular, the various factors highlighted by the IFA in the IFA’s Letter on the Scheme.

In making the above recommendation, the Independent Directors have not had regard to the specific objectives, financial and tax situation or unique needs and constraints of any individual Shareholder. Shareholders should also note that the IFA, in rendering its advice to the Independent Directors in relation to the Scheme, did not have regard to the specific objectives, financial and tax situation or unique needs and constraints of any individual Shareholder. As different Shareholders would have different investment objectives and profiles, the Independent Directors recommend that any individual Shareholder who may require advice in the context of his specific investment objectives or portfolio should consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional advisers immediately.

16.3	Exemption in Relation to Directors’ Recommendations. Chia Song Hwee has been exempted by the SIC from joining in the recommendations to Shareholders in relation to the Scheme, for the following reasons:

16.3.1	he will be receiving the cash payment mentioned in Paragraph 11.2 of Appendix 4 of this Scheme Document; and

LETTER TO SHAREHOLDERS

16.3.2	the Company is listed on both the SGX-ST and Nasdaq and it is required to comply with both the Code and U.S. securities laws in respect of the Acquisition. Under the Nasdaq rules, Chia Song Hwee does not qualify as an Independent Director because he is the CEO of the Company. Accordingly, U.S. investors would generally not expect Chia Song Hwee to be independent for the purpose of the Scheme.

In addition, in connection with the Scheme and the subsequent operational combination of the company with GLOBALFOUNDRIES to form a single undertaking, Chia Song Hwee has on 29 September 2009 entered into the GLOBALFOUNDRIES Employment Agreement to be employed as the COO and Executive Vice-President of GLOBALFOUNDRIES and, pursuant to which he will receive a compensation package, comprising salary, cash bonus, or performance/tenure-driven awards, which is commensurate with his position, responsibilities and seniority.

Notwithstanding such exemption, Chia Song Hwee still assumes responsibility for the accuracy of facts stated in this Scheme Document.

17.	DIRECTORS’ INTENTIONS

All Directors Intend to Vote in Favour of the Scheme.  As at the Latest Practicable Date, all Directors intend to vote in favour of the Scheme at the Court Meeting in respect of their own beneficial shareholdings.

18.	GENERAL

18.1	Copies of Scheme Document. Shareholders, including Overseas Shareholders, may obtain additional copies of this Scheme Document and any related documents during normal business hours at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 on any day prior to the date of the Court Meeting. Alternatively, an Overseas Shareholder may write to the Company at the same address to request for this Scheme Document and any related documents to be sent to an address in Singapore by ordinary post at it/his own risk, not later than 10 Market Days prior to the date of the Court Meeting.

18.2	General Information. Your attention is drawn to further relevant information in the Appendices of this Scheme Document. These Appendices form part of this Scheme Document.

19.	EXTRAORDINARY GENERAL MEETING AND CLASS MEETING

19.1	EGM and Class Meeting. Pursuant to the terms of the Implementation Agreement, the Company has undertaken to procure that an extraordinary general meeting (the “EGM”) be held immediately upon the conclusion of the Court Meeting (if the resolutions submitted to the Court Meeting are approved by the requisite majorities of Shareholders), for the purposes of passing special resolutions to amend the Articles by incorporating the provisions described in Paragraphs 19.2 (“Special Resolution (1)”) and 19.3 (“Special Resolution (2)”) of this Letter to Shareholders. Immediately upon conclusion of the EGM, the Company will procure that a meeting of the Preference Share Holders (the “Class Meeting”) be held for the purpose of passing Special Resolution (2).

LETTER TO SHAREHOLDERS

19.2	Transfer of New Company Shares. If passed at the EGM, Special Resolution (1) would amend the Articles such that:

19.2.1	where the Acquisition is to be effected by way of a Scheme, subject to and upon the Scheme becoming effective and binding in accordance with its terms, if any new Company Shares are issued to any person other than any of GLOBALFOUNDRIES, the Acquiror or a subsidiary of any holding company for the time being of the Acquiror (a “New Member”) after:

(i)	the Voting Record Time and on or prior to the Effective Date; or

(ii)	the Effective Date,

each such New Member shall be required to transfer to the Acquiror (as the Acquiror may direct in writing to the Company), and the Acquiror shall be required to acquire from any such New Member, all and not some only of such new Company Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Company Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration; or

19.2.2	where the Acquisition is to be effected by way of an Offer, subject to and upon the completion of the Compulsory Acquisition, if any new Company Shares are issued to any New Member after:

(i)	the Offer Cut-Off Date and on or prior to the Compulsory Acquisition Completion Date; or

(ii)	the Compulsory Acquisition Completion Date,

each such New Member shall be required to transfer to the Acquiror (as the Acquiror may direct in writing to the Company), and the Acquiror shall be required to acquire from any such New Member, all and not some only of such new Company Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Company Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration.

19.3	Company’s Right to Treat Conversion as Redemption. If passed at both the EGM and at the Class Meeting, Special Resolution (2) would amend the Articles such that, subject to and upon:

19.3.1	where the Acquisition is to be effected by way of a Scheme, the Scheme becoming effective and binding in accordance with its terms; or

19.3.2	where the Acquisition is to be effected by way of an Offer, the completion of the Compulsory Acquisition,

as the case may be, upon delivery of a Conversion Notice in respect of any CRPS to the Conversion Agent and a copy thereof to the Company in accordance with Article 4A.16 of the Articles, the Company shall have the right but not the obligation in its sole discretion and without the consent of such Preference Share Holder to satisfy its obligation to issue Company Shares upon the exercise of such Preference Share Holder’s conversion right by redeeming all and not part only of such CRPS for the Redemption Amount.

LETTER TO SHAREHOLDERS

19.4	Effect of Special Resolution (1) and Special Resolution (2).

19.4.1	The effect of Special Resolution (1) is that, upon the Scheme becoming effective and binding or the completion of the Compulsory Acquisition, Company Shares which are issued to a New Member will be compulsorily acquired by the Acquiror (as the Acquiror may direct in writing to the Company) at the same consideration as the consideration for which Company Shares are acquired by the Acquiror under the Scheme or the Offer, as the case may be, subject to such adjustments as may be appropriate in the event of a sub-division or consolidation of the ordinary share capital of the Company.

19.4.2	The effect of Special Resolution (2) is that, upon the Scheme becoming effective and binding or the completion of the Compulsory Acquisition, if any Preference Share Holder wishes to convert the CRPS held by it into Company Shares, the Company may (but shall not be obliged to) settle such obligation to such Preference Share Holder by paying the Redemption Amount in lieu of issuing such Company Shares.

19.5	Preference Share Holders’ Right to Vote at the EGM. Pursuant to Article 4A.11(1)(c) of the Articles, Preference Share Holders may vote at any general meeting of the Company if the resolution in question, inter alia, varies the rights attached to the CRPS or is for the winding up of the Company. As Special Resolution (2) to be voted at the EGM varies the rights attached to the CRPS, the Preference Share Holders are entitled to attend and vote on Special Resolution (2) at the EGM. The Preference Share Holders are not entitled to vote on Special Resolution (1) at the EGM.

19.6	Notice of EGM, Notice of Class Meeting and ADS Depositary Notice. Notice of the EGM for the purpose of passing Special Resolution (1) and Special Resolution (2), together with the accompanying Proxy Statement, has been despatched by the Company to Shareholders and Preference Share Holders at the same date as the date of despatch of the Scheme Document. Notice of the Class Meeting for the purpose of passing Special Resolution (2), together with the accompanying Proxy Statement, has been despatched by the Company to Preference Share Holders at the same date as the date of despatch of the Scheme Document. The ADS Depositary Notice, which includes notice of the EGM for the purpose of passing Special Resolution (1) and Special Resolution (2), together with the ADS Voting Instructions Card, will be despatched by the ADS Depositary to ADS Holders on the same date as the date of despatch of the Scheme Document to ADS Holders.

20.	DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors (including any who may have delegated detailed supervision of this Scheme Document) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Scheme Document are fair and accurate and that no material facts have been omitted from this Scheme Document, and they jointly and severally accept responsibility accordingly.

LETTER TO SHAREHOLDERS

Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Scheme Document. The Directors do not accept any responsibility for any information relating to or opinions expressed by the FAs, the IFA, the Acquiror or ATIC, whether in Appendix 1A, 1B, 2 or 3 of this Scheme Document or otherwise.

Yours faithfully
For and on behalf of
the Board of Directors of
Chartered Semiconductor Manufacturing Ltd.

James A. Norling
Chairman

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

ACQUISITION OF THE COMPANY BY THE ACQUIROR BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 210 OF THE COMPANIES ACT

1.	INTRODUCTION

1.1	Acquisition. On 7 September 2009, the respective boards of the Company and the Acquiror jointly announced that the Company and the Acquiror had entered into the Implementation Agreement to effect the Acquisition by way of the Scheme. The Acquiror is a company incorporated in Abu Dhabi and wholly-owned by ATIC. ATIC is a technology investment company wholly-owned by the Government of Abu Dhabi.

1.2	Explanatory Statement. This Explanatory Statement should be read in conjunction with the full text of this Scheme Document, including the Scheme as set out on pages 213 to 219 of this Scheme Document. Capitalised terms used in this Explanatory Statement have the same meaning as those defined on pages 4 to 19 of this Scheme Document unless otherwise indicated.

2.	THE SCHEME

2.1	Terms.

2.1.1	Scheme: The Acquisition will be effected by way of the Scheme and in accordance with the Code.

2.1.2	Transfer of Shares: Under the Scheme:

(i)	all the Scheme Shares held by Entitled Shareholders will be transferred to the Acquiror:

(a)	fully paid;

(b)	free from all Encumbrances; and

(c)	together with all rights, benefits and entitlements as at the Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) which may be announced, declared, paid or made by the Company on or after the Announcement Date; and

(ii)	in consideration for such transfer, and upon and subject to the Scheme becoming effective, each Entitled Shareholder will be entitled to receive from the Acquiror the Scheme Consideration, being S$2.68 in cash for each Scheme Share, provided that if any dividend or distribution with respect to the Company Shares is declared or announced on or after the Announcement Date, and such dividend or distribution is paid or made to holders of the Company Shares of record as at any date that is on or prior to the Effective Date, the Scheme Consideration shall be reduced by the amount of such dividend or distribution.

2.1.3	ADS Holders: ADS Holders will be entitled to receive their consideration from the ADS Depositary in accordance with the terms of the ADS Deposit Agreement. Based on the prevailing exchange rate from Bloomberg L.P. on the Latest Practicable Date, of S$1.4138 to US$1, the equivalent amount of consideration for each ADS is approximately US$18.96, less the applicable ADS Depositary’s fees, taxes and expenses. The actual

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

amount per ADS that ADS Holders will receive will depend on the applicable prevailing exchange rate at the time of conversion by the ADS Depositary of the Scheme Consideration from Singapore Dollars to United States Dollars and the amount of applicable ADS Depositary’s fees, taxes and expenses.

2.2	Scheme Consideration. The Scheme Consideration was arrived at after arm’s length negotiations between the Company and the Acquiror, on a willing-seller, willing-buyer basis, after taking into consideration, amongst other things, the recent market price of the Company Shares.

The full text of the advice of the IFA to the Independent Directors on the Scheme is set out in Appendix 2 of this Scheme Document.

2.3	Scheme Shares. The Scheme will be extended, on the same terms and conditions to:

2.3.1	all Company Shares, including Company Shares represented by ADSs; and

2.3.2	all new Company Shares unconditionally issued or to be issued on or before the Books Closure Date pursuant to (i) the valid exercise of any Options (ii) the vesting of any awards under the RSU Plan, (iii) the vesting of any awards under the PSU Plan, (iv) the valid conversion of CRPS into new Company Shares and (v) the valid exercise by GS of the GS Option.

For the purpose of the Scheme, the expression “Scheme Shares” shall include existing Company Shares and such new Company Shares.

2.4	Waiver of Rights to a General Offer. Shareholders and ADS Holders should note that by voting in favour of the Scheme or instructing the ADS Depositary to vote in favour of the Scheme, respectively, they are agreeing to the Acquiror and the parties acting in concert with it acquiring effective control of the Company without having to make a general offer for the Company.

2.5	No Cash Outlay. Shareholders should note that no cash outlay (including any stamp duties or brokerage expenses) will be required from Shareholders under the Scheme.

3.	PRINCIPAL TERMS OF THE IMPLEMENTATION AGREEMENT

The Scheme is conditional upon the satisfaction (or, where applicable, waiver) of the Scheme Conditions by not later than 5:00 p.m. on the Long-Stop Date or such other date as the Parties may agree.

A summary of the principal terms of the Implementation Agreement can be found in Paragraph 3 of the Company’s Letter to Shareholders. Full details of the Scheme Conditions are reproduced in Appendix 5 of this Scheme Document.

4.	THE PREFERENCE SHARE OFFER

Please refer to Paragraph 3.1 of the Letter from the Acquiror to Shareholders in Appendix 3 of this Scheme Document for details on the Preference Share Offer.

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

5.	THE GS OPTION

Please refer to Paragraph 5 of the Company’s Letter to Shareholders for details in relation to the GS Option.

6.	IRREVOCABLE UNDERTAKINGS

6.1	STS Irrevocable Undertaking. STS, which holds 586,752,688 Company Shares as at the Latest Practicable Date, representing approximately 62.28 per cent. of all the Company Shares, entered into the STS Irrevocable Undertaking, pursuant to which it has given an irrevocable undertaking to the Acquiror to, inter alia:

6.1.1	Vote in Favour of the Scheme at the Court Meeting: vote or procure the voting of all its Company Shares (i) in favour of the Scheme at the Court Meeting and (ii) against any resolution or proposal to adjourn the Court Meeting, except in the event the Company seeks an adjournment of the Court Meeting for any reason described in Paragraph 3.5.4 of the Company’s Letter to Shareholders or with the prior written consent of the Acquiror;

6.1.2	Accept the Offer: in the event the Acquiror validly exercises the Switch Option, (i) accept the Offer in respect of all its Company Shares not later than five business days after the despatch by or on behalf of the Acquiror of the formal document in relation to the Offer and (ii) not withdraw its acceptance of the Offer, without the prior written consent of the Acquiror; and

6.1.3	Vote in Favour of Special Resolution (1) and Special Resolution (2) at the EGM: to the extent permitted by applicable laws, vote or procure the voting of all its Company Shares (i) in favour of Special Resolution (1) and Special Resolution (2) at the EGM, and (ii) against any resolution or proposal to adjourn the EGM, except in the event the Company seeks an adjournment of the EGM where the Company seeks an adjournment of the Court Meeting for any reason described in Paragraph 3.5.4 of the Company’s Letter to Shareholders or with the prior written consent of the Acquiror.

The STS Irrevocable Undertaking will continue to be binding on STS even if the Acquiror does not exercise the Switch Option in the event of a Superior Offer.

Further, STS has agreed to be bound by certain non-solicitation provisions during the term of the STS Irrevocable Undertaking, save for certain exceptions.

6.2	Management Executive Irrevocable Undertakings. Each of Chia Song Hwee (President and CEO of the Company) and George Thomas (the Chief Financial Officer of the Company) has entered into the Management Executive Irrevocable Undertaking pursuant to which each of them has given an irrevocable undertaking to the Acquiror on terms substantially similar to the STS Irrevocable Undertaking.

As at the Latest Practicable Date, Chia Song Hwee holds 188,000 Company Shares, representing approximately 0.02 per cent. of all the Company Shares, and George Thomas holds 52,086 Company Shares, representing approximately 0.01 per cent. of all the Company Shares.

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

6.3	Termination. The Irrevocable Undertakings will each terminate on the earliest of the following dates:

6.3.1	the Long-Stop Date, or such other date as the Acquiror and the party giving the relevant Irrevocable Undertaking may agree in writing, if the Scheme lapses, is withdrawn or does not become effective by such time for any reason other than a breach by such party of its obligations under the relevant Irrevocable Undertaking;

6.3.2	the date an Offer is made, in the event the Acquiror makes such Offer in lieu of proceeding with the Scheme and such Offer is not made in compliance with the valid exercise of the Switch Option;

6.3.3	the date the Scheme lapses, is withdrawn or does not become effective for any reason other than a breach by the party giving the relevant Irrevocable Undertaking of its obligations under the relevant Irrevocable Undertaking; and

6.3.4	the date the Scheme becomes effective in accordance with its terms,

provided that where an Offer is made pursuant to and in compliance with a valid exercise of the Switch Option, then, the Irrevocable Undertakings will terminate on the earlier of (i) the completion of the Offer by the transfer of the Company Shares to the Acquiror or as it may direct subsequent to the Offer becoming unconditional or (ii) four months after the Long-Stop Date.

6.4	No Other Irrevocable Undertakings. Save for the Irrevocable Undertakings, the Company understands from the Acquiror that none of the Acquiror, ATIC and any party acting in concert with them has received any other irrevocable undertakings from any other party to vote in favour of, or reject, the Scheme as at the Latest Practicable Date.

7.	INFORMATION ON THE COMPANY

The Company was incorporated in Singapore on 16 November 1987. The Company Shares were listed on the Main Board of the SGX-ST on 1 November 1999 and the ADSs were listed on Nasdaq on 29 October 1999. The Company is one of the world’s leading dedicated semiconductor foundries. The Group provides comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and is focused on providing foundry services to customers that serve high-growth, technologically advanced applications for the communications, consumer and computer sectors.

The Group currently owns, or has an interest in, six fabrication facilities - Fabs 2, 3, 3E, 5, 6 and 7, all of which are located in Singapore. In addition, the Group has service operations in nine locations in seven countries throughout North America, Europe and Asia.

Further, as at the Latest Practicable Date, the Company had (i) in issue 942,060,579 Company Shares and 28,350 CRPS, convertible into 68,810,679 Company Shares at the prevailing US$4.12 conversion price, (ii) 14,479,461 Company Shares comprised in outstanding Options, (iii) 3,791,383 Company Shares comprised in outstanding RSUs, (iv) 979,754 Company Shares comprised in outstanding PSUs and (v) 32,388,322 Company Shares comprised in the GS Option.

Further information relating to the Company is set out in Appendix 4 of this Scheme Document.

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

8.	INFORMATION ON THE ACQUIROR AND ATIC

Please refer to Schedule A to the Letter from the Acquiror to Shareholders in Appendix 3 of this Scheme Document for information on the Acquiror and ATIC.

9.	RATIONALE AND BENEFITS OF THE ACQUISITION AND FUTURE PLANS FOR THE GROUP

The Acquiror’s rationale and benefits of the Acquisition and future plans for the Group are set out in Paragraph 4 of the Letter from the Acquiror to Shareholders in Appendix 3 of this Scheme Document.

10.	COURT MEETING

10.1	Court Meeting. The Scheme, which is proposed pursuant to Section 210 of the Companies Act, has to be approved at the Court Meeting by a majority in number of, and representing not less than 75 per cent. in value of the Company Shares held by, Shareholders present and voting, either in person or by proxy, at the Court Meeting. Voting at the Court Meeting will be by way of poll.

By an order of the Court dated 1 October 2009, the Court Meeting was directed to be convened for the purpose of approving the Scheme.

By proposing that the Acquisition be implemented by way of the Scheme, the Company is providing Shareholders with an opportunity to decide at the Court Meeting whether they consider the Scheme to be in their best interests.

When the Scheme, with or without modification, becomes effective, it will be binding on all Entitled Shareholders, whether or not they were present in person or by proxy, and whether or not they voted at the Court Meeting, and if they voted, whether or not they voted in favour of the Scheme at the Court Meeting. Shareholders do not have any specific rights to require an independent appraisal of the value of the Company Shares in connection with the Scheme.

10.2	ADS Holders. ADS Holders will not be entitled to attend or vote at the Court Meeting. However, ADS Holders may instruct the ADS Depositary to exercise the voting rights for the Company Shares represented by their ADSs. Pursuant to the ADS Deposit Agreement, voting instructions may be given only in respect of a number of ADSs representing an integral number of Company Shares. The ADS Depositary shall endeavour, insofar as reasonably practicable and permitted under applicable law, the provisions of the Articles and the provisions of the ADS Deposit Agreement, to vote or cause the ADS Custodian Bank to vote the Company Shares (in person or in proxy) represented by such ADS Holder’s ADSs in accordance with the ADS Holder’s instructions.

Together with this Scheme Document, the ADS Depositary will despatch an ADS Voting Instructions Card and an ADS Depositary Notice to ADS Holders, which explain how an ADS Holder may instruct the ADS Depositary to vote or cause the ADS Custodian Bank to vote the Company Shares underlying such ADS Holder’s ADSs at the Court Meeting. ADS Holders as at 5:00 p.m. (New York time) on 5 October 2009 (the “ADS Voting Record Date”) may sign and complete an ADS Voting Instructions Card in accordance with the instructions printed thereon. The ADS Voting Instructions Card must be completed and received by the ADS Depositary no later than 10:00 a.m., (New York time) on 29 October 2009 (the “ADS Voting Deadline”) to ensure that

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

the ADS Depositary votes or causes the ADS Custodian Bank to vote the Company Shares underlying the ADSs covered by such ADS Voting Instructions Card.

ADS holders who hold their ADSs in “street name” or indirectly should contact their bank, broker, financial institution or share plan administrator through which they hold their ADSs if they wish their voting instructions to be reflected on an ADS Voting Instructions Card and received by the ADS Depositary by this deadline.

If the ADS Depositary does not timely receive a duly completed and signed ADS Voting Instructions Card from an ADS Holder prior to the ADS Voting Deadline, then neither the ADS Depositary nor the ADS Custodian Bank will vote the Company Shares underlying the ADSs of such ADS Holder at the Court Meeting. The ADS Deposit Agreement provides in Section 4.10 that neither the ADS Depositary nor the ADS Custodian Bank shall, under any circumstances exercise any discretion as to voting and neither the ADS Depositary nor the ADS Custodian Bank shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Company Shares represented by the ADS except pursuant to and in accordance with such written instructions from ADS Holders. If voting instructions are received by the ADS Depositary from any ADS Holder on or before the ADS Voting Deadline, which are signed but without further indication as to specific instructions, the ADS Depositary will deem such ADS Holder to have instructed the ADS Depositary to vote in favour of the items set forth in such instructions.

ADS Holders who wish to attend the Court Meeting or to be present at the Court hearings in relation to the Scheme should arrange for the surrender and cancellation of their ADS to the ADS Depositary and delivery of Company Shares in accordance with the terms and conditions of the ADS Deposit Agreement so as to become Shareholders prior to the date and time of the Court Meeting. Such withdrawal of the Company Shares underlying the ADSs is expected to be suspended from the ADS Voting Record Date to the date of the Court Meeting.

ADS Holders requiring assistance can contact the ADS Depositary toll-free at 1-877-248-4237 (from within the U.S.) or at 1-781-575-4555 (from outside the U.S.) between 9:00 a.m. and 5:00 p.m. (New York time) Monday to Friday (except U.S. public holidays).

10.3	Notice. The notice of the Court Meeting is set out on pages 220 to 221 of this Scheme Document. You are requested to take note of the date and time of the Court Meeting.

11.	REGULATORY APPROVALS

11.1	SIC.

11.1.1	Code: The SIC has confirmed that the Scheme is exempted from Rules 14, 15, 16, 17, 20.1, 21, 22, 28, 29 and 33.2 and Note 1(b) on Rule 19 of the Code, subject to the following conditions:

(i)	the common substantial shareholders of the Company and the Acquiror abstain from voting on the Scheme;

(ii)	the Acquiror and parties acting in concert with it abstain from voting on the Scheme;

(iii)	the Company Directors who are also Acquiror Directors abstain from making a recommendation on the Scheme to the Shareholders; and

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

(iv)	the Company appoints an independent financial adviser to advise Shareholders on the Scheme.

As at the Latest Practicable Date:

(a)	the Company understands that there are no common substantial shareholders of the Company and the Acquiror;

(b)	the Company understands that the Acquiror and the parties acting in concert with it(1) do not hold any voting rights in the Company and as such will not vote on the Scheme; and

(c)	there are no Company Directors who are also Acquiror Directors or who are acting in concert with the Acquiror.

In compliance with the Code, Deutsche Bank has been appointed as the IFA to advise the Independent Directors for the purpose of making a recommendation to Shareholders in respect of the Scheme.

11.2	Scheme Conditions. The SIC has confirmed that it has no objections to the Scheme Conditions. However, any Party seeking to terminate the Implementation Agreement by exercising its Termination Right must first consult with the SIC and obtain the SIC’s approval of, or a statement that the SIC has no objections to, such termination.

12.	EFFECT OF THE SCHEME

12.1	Effect of the Scheme. Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and (i) subject to the approval of the SGX-ST, the Company will be delisted from the Official List of the SGX-ST and (ii) subject to the filing of a notification with the SEC and prior written notification to Nasdaq, the ADSs will be delisted from Nasdaq. An application has been made to seek confirmation from the SGX-ST to delist the Company from the Official List of the SGX-ST upon the Scheme becoming effective and binding. The Company also intends to deregister the Company Shares and ADSs with the SEC and terminate its reporting obligations under the Exchange Act. Notice is hereby given that, conditional upon the Scheme becoming effective, the ADS Deposit Agreement will be terminated as at the Effective Date.

The SGX-ST has advised that subject to the effectiveness of the Scheme and the completion of the Acquisition, it has no objection to the delisting of the Company from the Official List of the SGX-ST. The SGX-ST’s confirmation, however, is not an indication of the merits of the delisting of the Company from the Official List of the SGX-ST.

SHAREHOLDERS AND ADS HOLDERS SHOULD NOTE THAT BY VOTING IN FAVOUR OF THE SCHEME OR INSTRUCTING THE ADS DEPOSITARY TO VOTE IN FAVOUR OF THE SCHEME, RESPECTIVELY, THE COMPANY WILL BE DELISTED FROM THE SGX-ST AND THE ADSs WILL BE DELISTED FROM NASDAQ IF THE SCHEME BECOMES EFFECTIVE IN ACCORDANCE WITH ITS TERMS. FURTHERMORE, IN SUCH EVENT, THE COMPANY

 (1) In relation to Credit Suisse and such entities and branches within the Credit Suisse Group AG presumed to be acting in concert with the Acquiror, such information is as at 29 September 2009 (being two Business Days prior to the Latest Practicable Date).

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

INTENDS TO DEREGISTER THE COMPANY SHARES AND ADSs WITH THE SEC AND TERMINATE ITS REPORTING OBLIGATIONS UNDER THE EXCHANGE ACT. NOTICE IS HEREBY GIVEN THAT, CONDITIONAL UPON THE SCHEME BECOMING EFFECTIVE, THE ADS DEPOSIT AGREEMENT WILL BE TERMINATED AS AT THE EFFECTIVE DATE.

13.	IMPLEMENTATION OF THE SCHEME

13.1	Court Approval. Upon the approval of the Scheme by a majority in number of, and representing not less than 75 per cent. in value of the Company Shares held by, Shareholders present and voting, either in person or by proxy, at the Court Meeting, an application will be made to the Court by the Company to approve the Scheme. Voting at the Court Meeting will be by way of poll.

If the Court approves the Scheme, the Company and the Acquiror will (subject to the satisfaction (or, where applicable, waiver) of all the Scheme Conditions and provided neither the Acquiror nor the Company seeks to terminate the Implementation Agreement by exercising its Termination Right, if any) take the necessary steps to implement the Scheme.

13.2	Procedures. Subject to the Scheme becoming effective and binding, the procedures for the implementation of the Scheme are as follows:

13.2.1	Transfer of Scheme Shares: the Scheme Shares held by Entitled Shareholders will be transferred to the Acquiror and/or its nominee, as follows:

(i)	in the case of Entitled Shareholders (not being Depositors), the Company shall authorise any person to execute or effect on behalf of all such Entitled Shareholders, not later than three Business Days after the Effective Date, an instrument or instruction of transfer of all the Scheme Shares held by such Entitled Shareholders and every such instrument or instruction of transfer so executed shall be effective as if it had been executed by the relevant Entitled Shareholders; and

(ii)	in the case of Entitled Shareholders (being Depositors), CDP shall, not later than three Business Days in Singapore after the Effective Date, debit all the Scheme Shares standing to the credit of the Securities Account of such Entitled Shareholders and credit all of such Scheme Shares to the Securities Account of the Acquiror or such Securities Accounts as directed by the Acquiror.

13.2.2	Payment of the Scheme Consideration: the Acquiror shall, not later than 10 days after the Effective Date, and against the transfer of the Scheme Shares set out in Paragraph 13.2.1 of this Explanatory Statement above, make payment of the Scheme Consideration payable on the transfer of the Scheme Shares to:

(i)	Entitled Shareholders whose Scheme Shares are not deposited with CDP:

each Entitled Shareholder (not being a Depositor) by sending a cheque for the aggregate Scheme Consideration payable to and made out in favour of such Entitled Shareholder by ordinary post to its/his address in the Register of Members of the Company at the close of business on the Books Closure Date, at the sole risk of such Entitled Shareholder, or in the case of joint Entitled Shareholders, to the first-named Entitled Shareholder made out in favour of such Entitled Shareholder by ordinary post to its/his address in the Register of

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

Members of the Company at the close of business on the Book Closure Date, at the sole risk of such joint Entitled Shareholders; and

(ii)	Entitled Shareholders whose Scheme Shares are deposited with CDP:

each Entitled Shareholder (being a Depositor) by making payment of the aggregate Scheme Consideration payable to such Entitled Shareholder to CDP. CDP shall (a) in the case of an Entitled Shareholder (being a Depositor) who has registered for CDP’s direct crediting service, credit the aggregate Scheme Consideration payable to such Entitled Shareholder to the designated bank account of such Entitled Shareholder; and (b) in the case of an Entitled Shareholder (being a Depositor) who has not registered for CDP’s direct crediting service, send to such Entitled Shareholder, by ordinary post to its/his address in the Depository Register at the close of business on the Books Closure Date and at the sole risk of such Entitled Shareholder, a cheque for such aggregate Scheme Consideration payable to and made out in favour of such Entitled Shareholder.

Assuming that the Scheme becomes effective on 10 December 2009, the crediting by CDP of the Scheme Consideration into the designated bank accounts of the Entitled Shareholders (in the case of Entitled Shareholders being Depositors and who have registered with CDP for its direct crediting service) or, as the case may be, the posting of cheques for the Scheme Consideration under the Scheme, is expected to take place on or before 18 December 2009.

On or after the day falling six months after the posting of such cheques by the Acquiror, the Acquiror shall have the right to cancel or countermand payment of any such cheque which has not then been cashed (or has been returned uncashed) and shall place all moneys represented thereby in a bank account in the Company’s name with a licensed bank in Singapore selected by the Company. The Company or its successor entity shall hold such moneys until the expiration of six years from the Effective Date and shall prior to such date make payments therefrom of the sums (without interest, in accordance with Paragraph 2 of the Scheme) payable pursuant to Paragraph 2 of the Scheme (as set out on page 218 of this Scheme Document) to persons who satisfy the Company or its successor entity that they are respectively entitled thereto and that the cheques referred to in Paragraph 2 of the Scheme (as set out on page 218 of this Scheme Document) of which they are payees have not been cashed.

On the expiry of six years from the Effective Date, the Acquiror shall be released from any further obligation to make any payments under the Scheme and the Company or its successor entity shall transfer to the Acquiror the balance (if any) of the sums then standing to the credit of the bank account referred to in Paragraph 3(ii) of the Scheme (as set out on page 218 of this Scheme Document) including accrued interest subject, if applicable, to the deduction of interest, tax or any withholding tax or any other deduction required by law and subject to the deduction of any expenses; and

13.2.3	Cancellation of Share Certificates: as at and from the Effective Date, all existing share certificates relating to the Scheme Shares held by Entitled Shareholders will cease to have any effect as evidence of title of the Scheme Shares represented therein, and Entitled Shareholders (not being Depositors) are required to forward their existing share certificates

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

relating to their Scheme Shares to M&C Services Private Limited’s registered office at 138 Robinson Road #17-00 The Corporate Office Singapore 068906 as soon as possible, but not later than 10 days after the Effective Date for cancellation.

13.3	Additional Procedures for ADS Holders. On the Effective Date, the Company Shares underlying the ADSs will be transferred to the Acquiror, and the certificates in respect of the ADSs should be surrendered to the ADS Depositary in accordance with the ADS Deposit Agreement and any procedures as may be notified by the ADS Depositary to the ADS Holders. The ADS Custodian Bank, as Entitled Shareholder pursuant to Paragraph 13.2.2(ii) of this Explanatory Statement, will receive an amount in Singapore Dollars equal to the total Scheme Consideration payable in respect of all the Scheme Shares held by the ADS Custodian Bank in accordance with the Scheme. Upon the ADS Depositary receiving confirmation from the ADS Custodian Bank of receipt of the aggregate Scheme Consideration from CDP, the ADS Depositary will, pursuant to and in accordance with the terms of the ADS Deposit Agreement, as promptly as practicable:

13.3.1	convert or cause to be converted (by sale or in any other manner as it may reasonably determine) such aggregate amount of the Scheme Consideration from Singapore Dollars into United States Dollars (the “Converted Amount”); and

13.3.2	distribute such Converted Amount (net of any applicable fees, any reasonable and customary expenses incurred in such conversion and any expenses incurred on behalf of ADS Holders in complying with currency exchange control or other governmental requirements) (the “Net Converted Amount”) upon surrender of their ADSs to the ADS Depositary.

ADS holders who hold their ADSs in “street name” or indirectly will receive credit of the Net Converted Amount to their account from their bank, broker or financial institution. The ADS Depositary will remit the relevant funds to DTC upon surrender by DTC of the ADSs to the ADS Depositary, and DTC will in turn credit the ADS holder’s bank, broker, financial institution or share plan administrator.

As at the Effective Date, each ADS will represent the right to receive the Net Converted Amount applicable to 10 Scheme Shares, rather than the right to receive 10 Company Shares. The ADS Depositary shall, promptly after the Books Closure Date, distribute a notice to ADS Holders detailing the manner in which ADSs may be surrendered to the ADS Depositary in exchange for the Net Converted Amount applicable to their ADSs.

14.	BOOKS CLOSURE DATE

14.1	Notice of Books Closure Date. Subject to the approval of the Scheme by Shareholders at the Court Meeting and the approval of the Scheme by the Court, notice will be given of the Books Closure Date for the purpose of determining the entitlements of the Entitled Shareholders under the Scheme. The Books Closure Date is tentatively scheduled on 9 December 2009 at 5:00 p.m.

14.2	Dates of Closure of ADS Depositary Books. Upon receipt of notice from the Company of the Books Closure Date, the ADS Depositary shall announce the applicable dates for closure of the ADS Depositary books for issuance and cancellation of ADSs.

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

14.3	No Transfers. No transfer of the Company Shares may be effected after the Books Closure Date.

14.4	Delisting, Termination of ADS Deposit Agreement and Deregistration with the SEC. Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and (i) subject to the approval of the SGX-ST, the Company will be delisted from the Official List of the SGX-ST and (ii) subject to the filing of a notification with the SEC and prior written notification to Nasdaq, the ADSs will be delisted from Nasdaq. An application has been made to seek confirmation from the SGX-ST to delist the Company from the Official List of the SGX-ST upon the Scheme becoming effective and binding. The Company also intends to deregister the Company Shares and ADSs with the SEC and terminate its reporting obligations under the Exchange Act. Notice is hereby given that, conditional upon the Scheme becoming effective, the ADS Deposit Agreement will be terminated as at the Effective Date.

The SGX-ST has advised that subject to the effectiveness of the Scheme and the completion of the Acquisition, it has no objection to the delisting of the Company from the Official List of the SGX-ST. The SGX-ST’s confirmation, however, is not an indication of the merits of the delisting of the Company from the Official List of the SGX-ST.

The Scheme is tentatively scheduled to become effective on or about 10 December 2009 and accordingly (assuming the Scheme is effective on 10 December 2009):

14.4.1	the Company is expected to be delisted and withdrawn from the Official List of the SGX-ST on or about 18 December 2009. It is therefore expected that, subject to the approval of the SGX-ST, the Company Shares will cease to be traded on the SGX-ST from 4 December 2009 at 5:00 p.m., being three Market Days before the expected Books Closure Date; and

14.4.2	the ADSs are expected to be suspended from trading on Nasdaq upon the effectiveness of the Scheme on 10 December 2009 and, subject to the filing of a notification with the SEC and Nasdaq, the ADSs are expected to be formally delisted and withdrawn from Nasdaq on or about 21 December 2009.

15.	SETTLEMENT AND REGISTRATION PROCEDURES

15.1	Settlement and Registration Procedures. Subject to the Scheme becoming effective and binding, the following settlement and registration procedures will apply:

15.1.1	Entitled Shareholders whose Scheme Shares are not deposited with CDP:

Entitlements of Shareholders (not being Depositors), whose Scheme Shares are not deposited with CDP, to the Scheme Consideration will be determined on the basis of their holdings of Scheme Shares appearing in the Register of Members of the Company at 5:00 p.m. on the Books Closure Date which is tentatively scheduled on 9 December 2009.

Shareholders (not being Depositors) who have not already done so are requested to take the necessary action to ensure that the Scheme Shares owned by them are registered in their names by 5:00 p.m. on the Books Closure Date.

From the Effective Date, each existing share certificate representing a former holding of the Scheme Shares by the Entitled Shareholders (not being Depositors) will cease to be evidence of title to the Scheme Shares represented thereby. Within 10 days of the Effective

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

Date, the Acquiror shall make payment of the Scheme Consideration to each Entitled Shareholder based on its/his holding of the Scheme Shares as at 5:00 p.m. on the Books Closure Date.

15.1.2	Entitled Shareholders whose Scheme Shares are deposited with CDP:

Entitlements of Shareholders, whose Scheme Shares are deposited with CDP, to the Scheme Consideration will be determined on the basis of the number of Scheme Shares standing to the credit of their Securities Accounts at 5:00 p.m. on the Books Closure Date.

Shareholders (being Depositors) who have not already done so are requested to take the necessary action to ensure that the Scheme Shares owned by them are credited to their Securities Accounts by 5:00 p.m. on the Books Closure Date.

Following the Effective Date, CDP will debit from each relevant Securities Account the number of Scheme Shares standing to the credit of the Securities Account of the relevant Entitled Shareholder (being a Depositor).

Within 10 days of the Effective Date, CDP shall make payment of the Scheme Consideration to each Entitled Shareholder (being a Depositor) based on the number of Scheme Shares standing to the credit of his or its Securities Account as at 5:00 p.m. on the Books Closure Date.

15.2	Additional Settlement Procedures for ADS Holders. Entitlements of ADS Holders to the distribution of the Net Converted Amount (or any part thereof) will be determined on the basis of the number of ADSs surrendered to the ADS Depositary.

16.	DIRECTORS’ AND SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN THE COMPANY SHARES

The interests of the Directors and the Substantial Shareholders in the Company Shares are set out under Paragraph 3 of Appendix 4 of this Scheme Document. The effect of the Scheme on such interests of the Directors and Substantial Shareholders does not differ from that of the other Shareholders.

17.	OVERSEAS SHAREHOLDERS

17.1	Overseas Shareholders. The applicability of the Scheme to Overseas Shareholders may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Shareholders should keep themselves informed of and observe any applicable legal requirements. This Scheme Document will be sent to all Overseas Shareholders unless, due to restrictions or potential restrictions on sending such documents into the relevant overseas jurisdictions, this Scheme Document may not be sent to any Overseas Shareholder in such jurisdictions. For the avoidance of doubt, the Scheme is proposed to all Shareholders and applies to all the Scheme Shares, including those to whom this Scheme Document may not be and will not be sent.

17.2	Foreign Jurisdiction. It is the responsibility of any Overseas Shareholder who wishes to (i) request for this Scheme Document and/or any related documents or (ii) vote on or participate in the Scheme, to satisfy itself/himself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

consent which may be required, and compliance with all necessary formalities or legal requirements.

In requesting this Scheme Document and/or any related documents, the Overseas Shareholder is deemed to represent and warrant to the Company and the Acquiror that it/he is in full observance of the laws of the relevant jurisdiction in that connection, and that it/he is in full compliance with all necessary formalities or legal requirements. This Scheme Document and/or any related documents will be given on this basis.

Any Overseas Shareholder who is in any doubt about its/his position should consult its/his professional adviser in the relevant jurisdiction. In voting on or participating in the Scheme, the Overseas Shareholder represents and warrants to the Company and the Acquiror that it/he is in full observance of the laws of the relevant jurisdiction in that connection, and that it/he is in full compliance with all necessary formalities or legal requirements.

17.3	Notice. The Company and the Acquiror each reserves the right to notify Shareholders of any matter, including the fact that the Scheme has been proposed, to any or all Shareholders with a registered address outside Singapore and the United States by an announcement to the SGX-ST or paid advertisement in a daily newspaper published and circulated in Singapore, and in each case, submitted to the SEC via a report on Form 6-K, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any Shareholder to receive or see such announcement or advertisement. For the avoidance of doubt, for as long as the Company remains listed on the SGX-ST, it will continue to notify all Shareholders of any matter relating to the Scheme by announcement to the SGXNET, and for so long as the Company remains a reporting company in the United States, it will submit to the SEC material matters relating to the Scheme via a report on Form 6-K.

18.	TAXATION

18.1	Singapore Taxation. The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore, announced budget measures in the Singapore Budget Statement 2009 and administrative guidelines issued by the relevant authorities in force as at the Latest Practicable Date and are subject to the enactment of such budget measures and any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax implications or tax position of any Shareholder or ADS Holder. The statements made herein do not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to vote in favour of the Scheme at the Court Meeting and do not purport to deal with the tax consequences applicable to all categories of investors some of which (such as dealers in securities) may be subject to special rules:

18.1.1	Gains on Disposal or Exercise: Singapore does not impose tax on capital gains. However, there are currently no specific laws or regulations which address the characterisation of capital gains and hence gains or profits derived by any Shareholder

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

or ADS Holder from the disposal of any Company Share or ADS may be construed to be of an income nature and subject to tax, especially if they arise from activities which are regarded as the carrying on of a trade or business in Singapore.

18.1.2	Stamp Duty: Where existing Company Shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the Company Shares or ADSs at the rate of S$2.00 for every S$1,000 of the consideration for, or market value of, the Company Shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser (and, in the case of the Scheme, by the Acquiror). Where no instrument of transfer of the Company Shares or ADSs is required to be executed, no stamp duty is payable on the acquisition of existing Company Shares or ADSs. Where an instrument of transfer of the Company Shares or ADSs is wholly executed outside Singapore and is received in Singapore stamp duty will be payable within 30 days of receipt of the instrument of transfer in Singapore.

Stamp duty is not applicable to electronic transfers of the Company Shares through the scripless trading system operated by CDP.

18.1.3	Estate Duty: Singapore estate duty has been abolished with respect to all deaths occurring on or after 15 February 2008.

18.2	U.S. Taxation. TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT (i) THIS SCHEME DOCUMENT IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE, (ii) THIS SCHEME DOCUMENT IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND (iii) A TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Company Shares or ADSs with respect to the disposition of Company Shares or ADSs pursuant to the Scheme. This summary deals only with Company Shares and ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “IR Code”), and does not address the tax consequences that may be relevant to holders of Options, other rights to acquire Company Shares or Company Shares that are acquired through the exercise of such Options or rights. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities or currencies, traders that elect to use a mark-to-market method of accounting, holders that own Company Shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment, banks or other financial institutions, insurance companies, tax-exempt organisations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders that acquired Company Shares or ADSs in a compensatory transaction, holders that actually or constructively own 10 per cent. or more of the total voting power or value of all outstanding Company stock or holders that acquired Company Shares or ADSs upon the conversion or exchange of other stock or securities.

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

This summary is based upon the IR Code, applicable U.S. Treasury regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the Latest Practicable Date, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the Scheme and there can be no assurance that the IRS will agree with the discussion set out below. Further, this summary does not address the state, local and foreign tax consequences of the disposition of Company Shares or ADSs pursuant to the Scheme.

As used herein, the term “U.S. Holder” means a beneficial owner of Company Shares or ADSs that is, for U.S. federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organised under the laws of the United States or any political subdivision thereof or therein or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust (I) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in IR Code Section 7701(a)(30) or (II) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership holds the Company Shares or ADSs, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding Company Shares or ADSs should consult their tax advisors regarding the U.S. federal income tax consequences of the disposition of the Company Shares or ADSs pursuant to the Scheme.

18.2.1	Disposition of Company Shares or ADSs:

Subject to the discussion below under “Passive Foreign Investment Company”, a U.S. Holder who transfers Company Shares or ADSs for cash pursuant to the Scheme generally will recognise capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Company Shares or ADSs transferred in the Scheme. In general, capital gains recognised by a non-corporate U.S. Holder, including an individual, will be subject to a maximum U.S. federal income tax rate of 15 per cent. if the Company Shares or ADSs were held for more than one year. The deductibility of capital losses is subject to significant limitations.

If a U.S. Holder is a cash-basis taxpayer and receives foreign currency, such as Singapore Dollars, in connection with a transfer of Company Shares or ADSs pursuant to the Scheme, the amount realised will be based on the U.S. dollar value of the foreign currency received with respect to such Company Shares or ADSs, as determined on the settlement date of such transfer. If a U.S. Holder is an accrual-basis taxpayer, such U.S. Holder may elect the same treatment required of cash-basis taxpayers with respect to a transfer of Company Shares or ADSs pursuant to the Scheme, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Holder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder might have a foreign currency gain or loss for U.S. federal income tax purposes attributable to currency fluctuation between the date on which the U.S. Holder becomes entitled to receive the Scheme Consideration and the settlement date. In addition, any U.S. Holder of ADSs might have additional foreign

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

currency gain or loss with respect to any difference between the U.S. Dollar value of the Singapore Dollars on the day the ADS Depositary receives such Singapore Dollars on behalf of such U.S. Holder and the Converted Amounts received by such U.S. Holder. Any such currency gain or loss would be in addition to the gain or loss, if any, that such U.S. Holder recognises on the transfer of Company Shares or ADSs pursuant to the Scheme and generally would be ordinary U.S. source gain or loss.

18.2.2	Passive Foreign Investment Company:

If the Company is or has been a passive foreign investment company (“PFIC”) at any time during a U.S. Holder’s holding period and the U.S. Holder did not timely elect to be taxable currently on his or her pro rata share of the Company’s earnings pursuant to a qualified electing fund election, or to be taxed on a “mark-to-market” basis with respect to its Company Shares or ADSs, any gain recognised by the U.S. Holder as a result of its participation in the Scheme will be treated as ordinary income and will be subject to an interest charge. The Company would be a PFIC in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either (A) at least 50 per cent. of the gross value of its assets, based on a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income or (B) at least 75 per cent. of its gross income is “passive income”. Although not free from doubt, the Company believes that it was not a PFIC for the taxable year ending 31 December 2008. There is a significant possibility that the Company is a PFIC for the current taxable year, but the determination cannot be made until the close of the taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possibility of the Company being a PFIC for the current taxable year and the consequences of the Company being classified as a PFIC.

18.2.3	Information Reporting:

Payments in respect of Company Shares and ADSs may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than certain exempt holders including, among others, corporations) may be subject to backup withholding at a 28 per cent. rate on cash payments received in connection with the Scheme.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

19.	ACTION TO BE TAKEN BY SHAREHOLDERS AND ADS HOLDERS

Shareholders who are unable to attend the forthcoming Court Meeting are requested to complete the enclosed Proxy Form in accordance with the instructions printed thereon and return them so as to arrive at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406, not less than 48 hours before the time fixed for the Court Meeting. Alternatively,

EXPLANATORY STATEMENT

(in compliance with Section 211 of the Companies Act)

the Proxy Form for the Court Meeting may be handed to the Chairman of the Court Meeting at the Court Meeting and before the commencement of the Court Meeting.

The completion and lodgement of Proxy Forms will not prevent Shareholders from attending and voting in person at the Court Meeting if they subsequently wish to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

ADS Holders should review the enclosed ADS Voting Instructions Card and ADS Depositary Notice for an explanation of how to instruct the ADS Depositary to vote the Company Shares underlying their ADSs at the Court Meeting. Please complete the enclosed ADS Voting Instructions Card and return it to Citibank, N.A. at the address set forth on the ADS Voting Instructions Card, before 10:00 a.m. (New York time) on 29 October 2009, the ADS Voting Deadline.

20.	IFA’S ADVICE TO THE INDEPENDENT DIRECTORS

The letter from Deutsche Bank, the IFA, setting out its advice to the Independent Directors on the Scheme is reproduced in Appendix 2 of this Scheme Document.

21.	GENERAL

21.1	Copies of Scheme Document. Shareholders, including Overseas Shareholders, may obtain additional copies of this Scheme Document and any related documents, during normal business hours at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 on any day prior to the date of the Court Meeting. Alternatively, an Overseas Shareholder may write to the Company at the same address to request for this Scheme Document and any related documents to be sent to an address in Singapore by ordinary post at it/his own risk, not later than 10 Market Days prior to the date of the Court Meeting.

21.2	General Information. Your attention is drawn to further relevant information in the Appendices of this Scheme Document. These Appendices form part of this Scheme Document. This Explanatory Statement is qualified by, and should be read in conjunction with, the full text of this Scheme Document, including the Scheme as set out on pages 213 to 219 of this Scheme Document.

APPENDIX 1A - FAIRNESS OPINION FROM MORGAN STANLEY TO THE BOARD

September 7, 2009

Board of Directors
Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D, Street Two
Singapore 738406

Members of the Board:

We understand that Chartered Semiconductor Manufacturing Ltd. (the “Company”) and ATIC International Investment Company LLC (“BidCo”), a wholly-owned subsidiary of Advanced Technology Investment Company LLC (the “Buyer”), have entered into a scheme implementation agreement dated September 7, 2009 (the “Scheme Implementation Agreement”), which provides, among other things, for the acquisition by BidCo by way of a scheme of arrangement (pursuant to Section 210 of the Companies Act, Chapter 50 of Singapore and the Singapore Code on Take-overs and Mergers (the “Code”)) (the “Scheme”) of all ordinary shares of the Company (the “Shares”) (including Shares held in the form of American Depositary Shares (“ADSs”)) for S$2.68 per Share in cash. The terms and conditions of the Scheme are more fully set forth in the Scheme Implementation Agreement. Except as otherwise defined herein, capitalized terms used herein shall have the same meaning ascribed to them in the Scheme Implementation Agreement.

You have asked for our opinion as to whether the consideration to be paid to the holders of the Shares (including Shares held in the form of ADSs) in connection with the Scheme (the “Scheme Consideration”) is fair from a financial point of view to such holders. The opinion set forth herein does not address the consideration to be paid to holders of the Preference Shares, grantees under the Company RSU and the Company PSU and GS in connection with the Scheme. Nothing herein constitutes, or may be construed as, independent advice, recommendation or opinion addressed to any person for or against accepting the Scheme. For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company;

(iii)	reviewed certain financial projections prepared by the management of the Company;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(v)	reviewed the reported prices and trading activity for the Shares (including Shares held in the form of ADSs);

APPENDIX 1A - FAIRNESS OPINION FROM MORGAN STANLEY TO THE BOARD

(vi)	compared the financial performance of the Company and the prices and trading activity of the Shares (including Shares held in the form of ADSs) with that of certain other publicly-traded companies comparable with the Company and their securities;

(vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(viii)	participated in discussions and negotiations among representatives of the Company, the Buyer and certain parties and their financial and legal advisors;

(ix)	reviewed the Scheme Implementation Agreement, and certain related documents (including the announcement jointly issued by the Company and the BidCo in connection with the Scheme); and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Scheme will be consummated in accordance with the terms set forth in the Scheme Implementation Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed, without independent verification, that BidCo and its financial advisor are satisfied that BidCo can and will be able to implement the Scheme in full, and in particular but without limitation to the foregoing, that resources are available to BidCo to implement the Scheme in full. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Scheme, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Scheme. We have relied upon, without independent verification, the assessment by the Company of the validity of, and risks associated with, the Company’s existing and future technologies, intellectual property, products, services and business models. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Shares (including Shares held in the form of ADSs) in the Scheme. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. Our opinion does not address the relative merits of the Scheme as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. This opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Scheme and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Scheme. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company, the Buyer and some of their respective affiliates and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer, the

APPENDIX 1A - FAIRNESS OPINION FROM MORGAN STANLEY TO THE BOARD

BidCo, the Company or their respective affiliates in the future and expects to receive fees for the rendering of these services. We are not acting as independent financial advisors in connection with the Scheme within the meaning of the Code or the Listing Manual of the Singapore Exchange Securities Trading Ltd. We assume that the Directors of the Company will, in accordance with the requirements of the Code, appoint an independent financial advisor in due course.

Please note that Morgan Stanley, together with its associated companies (the “Morgan Stanley Group”) is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. The Morgan Stanley Group, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of customers, in debt or equity securities or loans of the Company, the Buyer, or any other company, or in any currency or commodity, that may be involved in the Scheme, or in any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and no other person and may not be used for any other purpose without our prior written consent. Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at any shareholders’ meeting to be held in connection with the Scheme.

Based on and subject to the foregoing, we are of the opinion that as of the date hereof the Scheme Consideration to be paid to the holders of Shares (including Shares held in the form of ADSs) pursuant to the Scheme Implementation Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY ASIA (SINGAPORE) PTE.

By:

Jonathan Popper
Executive Director

APPENDIX 1B - FAIRNESS OPINION FROM CITI TO THE BOARD

3 Temasek Avenue	T 65 6432 1000
#17-00 Centennial Tower	F 65 6722 4200
Singapore 039190

September 7, 2009

The Board of Directors
Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D, Street Two
Singapore, 738406

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than Temasek Holdings (Private) Limited and its affiliates) of the outstanding ordinary shares (the “Chartered Ordinary Shares”) in the capital of Chartered Semiconductor Manufacturing Ltd. (“Chartered”) and to the holders (other than Temasek Holdings (Private) Limited and its affiliates) of the American Depositary Shares of the Company, each of which represents ten Chartered Ordinary Shares (the “Chartered ADS” and, collectively with the Chartered Ordinary Shares, the “Chartered Securities”) of the Scheme Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in a Scheme Implementation Agreement (the “Implementation Agreement”) proposed to be entered into between ATIC International Investment Company LLC and Chartered. As more fully described in the Implementation Agreement, all of the outstanding Chartered Securities will be transferred to ATIC International Investment Company LLC and, in consideration for such transfer and subject to the Scheme (as defined below) becoming effective, (i) each Chartered Ordinary Share will be entitled to receive S$2.68 in cash and (ii) each Chartered ADS will be entitled to receive approximately US$18.64 in cash (collectively, the “Scheme Consideration”).

In arriving at our opinion, we reviewed a draft dated September 5, 2009 of the Implementation Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Chartered and certain senior officers and other representatives and advisors of ATIC International Investment Company LLC concerning the business, operations and prospects of Chartered. We examined certain publicly available business and financial information relating to Chartered as well as certain financial forecasts and other information and data relating to Chartered which were provided to or discussed with us by the management of Chartered. We reviewed the financial terms of the scheme of arrangement in respect of the Company under Section 210 of the Companies Act, Chapter 50 of Singapore as set forth in the Implementation Agreement (the “Scheme”) in relation to, among other things: current and historical market prices and trading volumes of Chartered Securities; the historical and projected earnings and other operating data of Chartered; and the capitalization and financial condition of Chartered. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Scheme and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Chartered. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

APPENDIX 1B - FAIRNESS OPINION FROM CITI TO THE BOARD

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Chartered that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Chartered provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Chartered that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Chartered as to the future financial performance of Chartered.

We have assumed, with your consent, that the Scheme will be consummated in accordance with the terms of the Implementation Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Scheme, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Chartered or the Scheme. Representatives of Chartered have advised us, and we further have assumed, that the final terms of the Implementation Agreement will not vary materially from those set forth in the draft reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Chartered nor have we made any physical inspection of the properties or assets of Chartered. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Chartered, nor were we requested to consider, and our opinion does not address, the underlying business decision of Chartered to effect the Scheme, the relative merits of the Scheme as compared to any alternative business strategies that might exist for Chartered or the effect of any other transaction in which Chartered might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Scheme, or any class of such persons, relative to the Scheme Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. As you are aware, the credit, financial and stock markets are experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Chartered or ATIC International Investment Company LLC or the contemplated benefits of the Scheme.

Citigroup Global Markets Singapore Pte. Ltd. has acted as financial advisor to Chartered in connection with the proposed Scheme and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Scheme.

We and our affiliates in the past have provided, and currently provide, services to Chartered and certain of its affiliates and ATIC International Investment Company LLC and certain of its affiliates unrelated to the proposed Scheme, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, (i) acting as joint bookrunner in Chartered’s offering of US$311 million of registered rights in April 2009, (ii) acting as financial advisor to Green Dot Capital Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited, in the sale of its stake in Singapore Computer Systems to Singapore Telecommunications Ltd. for S$140 million in August 2008 and (iii) acting as a lender under Chartered’s US$150 million credit facility in July 2009. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Chartered and ATIC International Investment Company LLC for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our

APPENDIX 1B - FAIRNESS OPINION FROM CITI TO THE BOARD

affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Chartered, ATIC International Investment Company LLC and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Chartered in its evaluation of the proposed Scheme, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Scheme.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Scheme Consideration is fair, from a financial point of view, to the holders of Chartered Securities (other than Temasek Holdings (Private) Limited and its affiliates).

Very truly yours,

CITIGROUP GLOBAL MARKETS SINGAPORE PTE. LTD.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

Deutsche Bank AG
Singapore Branch

One Raffles Quay
#17-00 South Tower
Singapore 048583

Tel +65 6423 8001
Fax +65 6538 2610 / 6538 2629

9 October 2009

The Independent Directors of
Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D
Street 2
Singapore 738406

Dear Sirs,

PROPOSED ACQUISITION OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD. BY ATIC INTERNATIONAL INVESTMENT COMPANY LLC BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 210 OF THE COMPANIES ACT, CHAPTER 50 OF SINGAPORE

For the purpose of this letter, capitalised terms not otherwise defined herein shall have the same meaning given to them in the scheme document dated 9 October 2009 (“Scheme Document”) issued by Chartered Semiconductor Manufacturing Ltd. (the “Company” or “Chartered”) to its shareholders.

1.	INTRODUCTION

On 7 September 2009 (the “Announcement Date”), the respective boards of directors of the Company and ATIC International Investment Company LLC (the “Acquiror”) jointly announced the proposed acquisition (the “Acquisition”) of the Company by the Acquiror, a company incorporated in Abu Dhabi and wholly-owned by Advanced Technology Investment Company LLC (“ATIC”). ATIC is a technology investment company wholly-owned by the Government of Abu Dhabi. The Acquisition will be effected by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore and in accordance with the Singapore Code on Take-overs and Mergers (the “Code”).

Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and (i) subject to the approval of the SGX-ST, the Company will be delisted from the Official List of the SGX-ST and (ii) subject to the filing of a notification with the SEC and prior written notification to Nasdaq, the ADSs will be delisted from Nasdaq. The Company also intends to deregister the Company Shares and the ADSs with the SEC and terminate its reporting obligations under the Exchange Act. Conditional upon the Scheme becoming effective, the ADS Deposit Agreement will be terminated as at the Effective Date.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

Deutsche Bank AG, Singapore Branch (“Deutsche Bank”) has been appointed as the independent financial adviser to the Independent Directors in respect of the Scheme. This letter, which sets out our views and evaluation of the financial terms of the Scheme and our advice thereon to the Independent Directors, will form part of the Scheme Document.

2.	TERMS OF REFERENCE

We do not, by this letter, comment on or warrant the merits of the Scheme other than to form an opinion, for the purposes of compliance with Rules 7.1 and 24.1(b) of the Code, as to whether the financial terms of the Scheme are fair and reasonable.

In the course of our evaluation of the Scheme and for the purposes of our conclusion and advice, we have, amongst other things:

(a)	reviewed certain publicly available information collated by us including financial statements of the Company and other announcements made by the Company, information contained in the Scheme Document, as well as certain information provided and representations made to us by the Directors and management (“Management”) of the Company;

(b)	compared the financial performance of the Company and the prices and trading activity of its shares with those of certain other comparable publicly-traded companies;

(c)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(d)	reviewed the reported historical prices and trading activity of the Company Shares over different observation periods;

(e)	reviewed publicly available analyst reports including recent target prices of the Company prior to the Announcement;

(f)	participated in discussions with representatives of the Company and its advisers with respect to the Scheme; and

(g)	performed such other analysis as we have deemed appropriate.

We have confined our evaluation to the financial terms of the Scheme. Our terms of reference do not require us to evaluate or comment on the strategic or commercial merits and/or risks of the Scheme or on the future prospects of the Company (or any of its related or associated companies). Such evaluation or comment, if any, remains the sole responsibility of the Directors and the Management although we may draw upon their views or make such comments in respect thereof (to the extent deemed necessary or appropriate by us and provided that such has been disclosed to us) in arriving at our view as set out in this letter. We were not requested or authorised to solicit, and we have not solicited, any indications of interest from any third party with respect to the Company Shares or the assets of the Company. We are therefore not addressing the relative merits of the Scheme as compared to any alternative transaction (if any) previously considered by the Company (or the Shareholders) or that otherwise may be available to the Company (or the Shareholders), or as compared to any alternative offer that might otherwise be available in the future.

We were neither a party to the negotiations entered into by the Company in relation to the Scheme nor were we involved in the discussions leading up to the decision on the part of the Directors to enter into the Implementation Agreement.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

The Directors have confirmed to us that, to the best of their knowledge and belief, all material information relating to the Company, the Group, the Scheme and the Scheme Document has been disclosed to us, that such information provided and representations made to us by the Directors and Management are true, complete and accurate in all material respects as at the Latest Practicable Date, and that there are no omissions of which would cause any information disclosed to us to be inaccurate, incomplete or misleading as at the Latest Practicable Date.

We have relied upon the assurances of the Directors that the Scheme Document has been approved by the Directors (including those who may have delegated detailed supervision of the Scheme Document). We have also relied upon such confirmation by the Directors and the assurances of the Directors made pursuant to the Directors’ responsibility statement set out in paragraph 20 of the Company’s Letter to Shareholders in the Scheme Document, that the Directors (including those who may have delegated detailed supervision of the Scheme Document) have taken all reasonable care to ensure that the facts stated and all opinions expressed in the Scheme Document (excluding those expressed in this letter, the IFA’s Letter on the Outlook and those expressed by or in relation to the Acquiror, ATIC and the FAs) are fair and accurate and that no material facts have been omitted. The Directors jointly and severally accept responsibility accordingly. Where any information provided to us has been extracted from published or publicly available sources, the responsibility of the Directors has been to ensure that having made reasonable inquiries, such information was accurately extracted from these sources, or as the case may be, reflected or reproduced in the Scheme Document.

We have relied upon certain publicly available information relating to the Company and the accuracy and completeness of all information given to us by the Directors and Management and have not independently verified such information, whether written or verbal, and accordingly cannot and do not represent or warrant, expressly or implied, and do not accept any responsibility for, the accuracy, completeness or adequacy of such information.

We are not required to express, and we do not express, any view on the growth prospects, earnings potential or valuation of the Company. We are therefore not expressing any view herein as to the prices at which the Company Shares may trade assuming the absence of the Scheme or if the Scheme is not effected.

We have not made any independent evaluation or appraisal of the assets and liabilities of the Company or the Group and we have not been furnished with any such independent evaluation or appraisal. Accordingly, no representation or warranty, express or implied, is made and no responsibility is accepted by us concerning the accuracy, completeness or adequacy of all such information, provided or otherwise made available to us or relied on by us.

The preparation of this letter, our financial evaluation of the Scheme and our opinion in this letter are based upon market, economic, industry, monetary and other conditions prevailing as at 1 October 2009 (the “Latest Practicable Date”), as well as publicly available information and information provided to us by the Company and its advisors as at the Latest Practicable Date. Such conditions may change significantly over a relatively short period of time. Shareholders should further take note of any announcements relevant to their consideration of the Scheme which may be released by the Company and/or the Acquiror after the Latest Practicable Date. In arriving at our view, we have taken into account certain other factors and have been required to make certain assumptions. We assume no responsibility to update, revise or reaffirm our opinion in light of any subsequent development after the Latest Practicable Date that may affect our opinion contained herein.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

In rendering our advice and giving our opinion, we did not have regard to the general or specific investment objectives, financial situation, risk profiles, tax position or particular needs and constraints of any individual Shareholder. As each Shareholder would have different investment objectives and profiles, we would advise the Independent Directors to recommend that any individual Shareholder who may require specific advice in relation to his or her investment objectives or portfolio should consult his or her stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Company has been separately advised by its own advisers in the preparation of the Scheme Document (other than this letter and the IFA’s Letter on the Outlook). We have had no role or involvement and have not provided any advice, financial or otherwise, whatsoever in the preparation, review and verification of the Scheme Document (other than this letter and the IFA’s Letter on the Outlook). Accordingly, we take no responsibility for and express no views, express or implied, on the contents of the Scheme Document (other than this letter and the IFA’s Letter on the Outlook).

This letter is addressed to the Independent Directors solely for their benefit in connection with and for the purposes of their consideration of the Scheme, and the recommendations made by them to Shareholders with regard to the Scheme shall remain the responsibility of the Independent Directors. Our opinion should not, in any event, be relied on as a recommendation to any Shareholder (including any ADS Holder) as to how they should vote on the resolution in relation to the Scheme or any matters related thereto.

Our advice in relation to the Scheme should be considered in the context of the entirety of this letter and the Scheme Document.

3.	THE SCHEME

The following is a summary of certain key terms of the Scheme. Shareholders are advised to refer to paragraph 2 of the Company’s Letter to Shareholders and paragraph 2 of the Explanatory Statement in the Scheme Document for more details on the Scheme.

3.1	Terms of the Scheme

Terms.  Under the Scheme:

(a)	all the Scheme Shares held by Entitled Shareholders will be transferred to the Acquiror:

(i)	fully paid;

(ii)	free from all Encumbrances; and

(iii)	together with all rights, benefits and entitlements as at the Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) which may be announced, declared, paid or made by the Company on or after the Announcement Date; and

(b)	in consideration for such transfer, and upon and subject to the Scheme becoming effective, each Entitled Shareholder will be entitled to receive from the Acquiror the Scheme Consideration, being S$2.68 in cash for each Scheme Share, provided that if any dividend or distribution with respect to the Company Shares is declared or announced on or after the Announcement Date, and such dividend or distribution is paid or made to holders of the Company Shares of record as at any date that is on or prior to the Effective Date, the Scheme Consideration shall be reduced by the amount of such dividend or distribution; and

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

(c)	ADS Holders will be entitled to receive their consideration from the ADS Depositary in accordance with the terms of the ADS Deposit Agreement. Based on the prevailing exchange rate from Bloomberg L.P. on the Latest Practicable Date of S$1.4138 to US$1, the equivalent amount of consideration for each ADS is approximately US$18.96, less the applicable ADS Depository’s fees, taxes and expenses. The actual amount per ADS that ADS Holders will receive will depend on the applicable prevailing exchange rate at the time of conversion by the ADS Depository of the Scheme Consideration from Singapore Dollars to United States Dollars and the amount of applicable ADS Depository’s fees, taxes and expenses.

Scheme Consideration.  The Scheme Consideration was arrived at after arm’s length negotiations between the Company and the Acquiror, on a willing-seller, willing-buyer basis, after taking into consideration, amongst other things, the recent market price of the Company Shares.

Scheme Shares.  The Scheme will be extended, on the same terms and conditions to:

(a)	all Company Shares, including Company Shares represented by ADSs; and

(b)	all new Company Shares unconditionally issued or to be issued on or before the Books Closure Date pursuant to (i) the valid exercise of any Options, (ii) the vesting of any awards under the RSU Plan, (iii) the vesting of any awards under the PSU Plan, (iv) the valid conversion of any CRPS into new Company Shares and (v) the valid exercise by GS of the GS Option.

For the purpose of the Scheme, the expression “Scheme Shares” shall include all existing Company Shares and such new Company Shares.

3.2	Principal Terms of the Implementation Agreement

Scheme Conditions.  The Scheme is conditional upon the satisfaction (or where applicable, waiver) of the Scheme Conditions (as set out in Appendix 5 to the Scheme Document). The Scheme will only become effective and binding if all the Scheme Conditions have been satisfied (or, where applicable, waived) and provided neither the Company nor the Acquiror exercises its Termination Right (if any). Shareholders should note that if any of the Scheme Conditions are not satisfied, the Scheme may not become effective.

Termination Right.  The Implementation Agreement may be terminated by either Party at any time on or prior to the Record Date (provided that the Party seeking termination does so only after it has had prior consultation with the SIC), and on the grounds as set out in paragraph 3.3 of the Company’s Letter to Shareholders in the Scheme Document.

Fee.  The Company shall pay the Acquiror a sum equal to S$25,375,176.64 (the “Fee”) in the events as set out in paragraph 3.9 of the Company’s Letter to Shareholders in the Scheme Document (the “Break Fee Events”), provided that the Company shall not be obliged to pay any amount which the SIC determines would not be permitted by Rule 13 of the Code. The maximum amount payable by the Company in relation to the Break Fee Events shall not exceed an amount equal to the Fee.

Others.  Other principal terms and conditions of the Implementation Agreement are set out in paragraph 3 of the Company’s Letter to Shareholders in the Scheme Document, including, but not limited to:

(a)	the Matching Right conferred upon the Acquiror as set out in paragraph 3.5 of the Company’s Letter to Shareholders in the Scheme Document;

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

(b)	the Switch Option conferred upon the Acquiror as set out in paragraph 3.6 of the Company’s Letter to Shareholders in the Scheme Document;

(c)	the non-solicitation obligations of the Company as set out in paragraph 3.7 of the Company’s Letter to Shareholders in the Scheme Document;

(d)	certain restrictions on the Acquiror from acquiring or making an offer to acquire, Company Shares or Company Convertible Securities, or entering into any agreement, arrangement or understanding with any person in relation to any of the foregoing, for certain specified periods, as set out in paragraph 3.8 of the Company’s Letter to Shareholders in the Scheme Document; and

(e)	the acceleration of all outstanding RSUs and PSUs granted under the RSU Plan and the PSU Plan and the undertaking by the Acquiror to make such payment for the Company Shares comprised in such accelerated RSUs and PSUs, as set out in paragraph 3.10 of the Company’s Letter to Shareholders in the Scheme Document.

3.3	The Preference Share Offer

Preference Share Offer.  In connection with the Scheme, the Acquiror will make the Preference Share Offer to Preference Share Holders to purchase all the CRPS held by the Preference Share Holders. The consideration for each CRPS held by the Preference Share Holders will be an amount in cash equal to the Early Redemption Price to be determined by reference to the Effective Date as the determination date. By accepting the Preference Share Offer, each accepting Preference Share Holder will also consent to the amendment of Article 4A of the Articles in the manner as set out in paragraph 19.3 of the Company’s Letter to Shareholders in the Scheme Document.

Whilst the Preference Share Offer is conditional upon the Scheme becoming effective, the Scheme will not be conditional upon any level of acceptances received in relation to the Preference Share Offer.

For further details on the Preference Share Offer, please refer to paragraph 4 of the Company’s Letter to Shareholders in the Scheme Document and paragraph 3.1 of the Letter from the Acquiror to Shareholders in Appendix 3 to the Scheme Document. The terms and conditions of the Preference Share Offer will be despatched to the Preference Share Holders at the same time as the despatch of the Scheme Document.

3.4	Options

No proposal will be made to the holders of the Options.

3.5	The GS Option

In connection with the Acquisition, no offer or proposal to purchase the GS Option is required to be made. For further details on the GS Option, please refer to paragraph 5 of the Company’s Letter to Shareholders in the Scheme Document.

3.6	Irrevocable Undertakings

STS Irrevocable Undertaking.  STS, which holds 586,752,688 Company Shares as at the Latest Practicable Date, representing approximately 62.28 per cent. of all the Company Shares, has entered into

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

the STS Irrevocable Undertaking, pursuant to which it has given an irrevocable undertaking to the Acquiror to, inter alia:

(a)	Vote in favour of the Scheme at the Court Meeting: vote or procure the voting of all its Company Shares (i) in favour of the Scheme at the Court Meeting and (ii) against any resolution or proposal to adjourn the Court Meeting, except in the event the Company seeks an adjournment of the Court Meeting for any reason described in paragraph 3.5.4 of the Company’s Letter to Shareholders in the Scheme Document or with the prior written consent of the Acquiror;

(b)	Accept the Offer: in the event the Acquiror validly exercises the Switch Option, (i) accept the Offer in respect of all its Company Shares not later than five business days after the despatch by or on behalf of the Acquiror of the formal document in relation to the Offer and (ii) not withdraw its acceptance of the Offer, without the prior written consent of the Acquiror; and

(c)	Vote in favour of the Special Resolution (1) and Special Resolution (2) at the EGM: to the extent permitted by applicable laws, vote or procure the voting of all its Company Shares (i) in favour of Special Resolution (1) and Special Resolution (2) at the EGM, and (ii) against any resolution or proposal to adjourn the EGM, except in the event the Company seeks an adjournment of the EGM where the Company seeks an adjournment of the Court Meeting for any reason described in paragraph 3.5.4 of the Company’s Letter to Shareholders in the Scheme Document or with the prior written consent of the Acquiror.

The STS Irrevocable Undertaking will continue to be binding on STS even if the Acquiror does not exercise the Switch Option in the event of a Superior Offer.

Further, STS has agreed to be bound by certain non-solicitation provisions during the term of the STS Irrevocable Undertaking, save for certain exceptions.

Management Executive Irrevocable Undertakings.  Each of Chia Song Hwee (President and CEO of the Company) and George Thomas (the Chief Financial Officer of the Company) has entered into the Management Executive Irrevocable Undertaking pursuant to which each of them has given an irrevocable undertaking to the Acquiror on terms substantially similar to the STS Irrevocable Undertaking.

As at the Latest Practicable Date, Chia Song Hwee holds 188,000 Company Shares, representing approximately 0.02 per cent. of all the Company Shares, and George Thomas holds 52,086 Company Shares, representing approximately 0.01 per cent. of all the Company Shares.

Further details of the STS Irrevocable Undertaking and the Management Executive Irrevocable Undertakings are set out in paragraph 6 of the Company’s Letter to Shareholders in the Scheme Document and paragraph 6 of the Explanatory Statement in the Scheme Document.

No other Irrevocable Undertakings.  Save for the Irrevocable Undertakings, the Company understands from the Acquiror that none of the Acquiror, ATIC and any party acting in concert with them has received any other irrevocable undertakings from any other party to vote in favour of, or reject, the Scheme as at the Latest Practicable Date.

4.	INFORMATION ON THE ACQUIROR AND ATIC

General information on the Acquiror and ATIC is set out in paragraph 8 of the Company’s Letter to Shareholders in the Scheme Document, paragraph 8 of the Explanatory Statement in the Scheme Document and Schedule A to Appendix 3 to the Scheme Document.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

5.	INFORMATION ON THE COMPANY

General information on the Company is set out in paragraph 7 of the Company’s Letter to Shareholders in the Scheme Document, paragraph 7 of the Explanatory Statement in the Scheme Document and Appendix 4 to the Scheme Document.

6.	RATIONALE FOR THE SCHEME AND FUTURE PLANS FOR THE COMPANY

The rationale for the Acquisition and the future plans for the Group are set out in paragraph 9 of the Company’s Letter to Shareholders in the Scheme Document.

7.	FINANCIAL ASSESSMENT OF THE SCHEME

In assessing the fairness and reasonableness of the financial terms of the Scheme from a financial point of view as at the Latest Practicable Date, we have considered the following factors which we consider to be pertinent and to have a significant bearing on our assessment:

(a)	trading comparable analysis to assess the valuation multiples implied by the Scheme Consideration in comparison with trading multiples of comparable companies;

(b)	precedent transaction analysis to assess the valuation multiples implied by the Scheme Consideration in comparison with multiples of similar control transactions;

(c)	share price analysis to assess how the Scheme Consideration compares to the historical share price of the Company over different observation periods;

(d)	comparison of the Scheme Consideration to the average analyst target prices for the Company prior to the Announcement; and

(e)	precedent take-over analysis to compare the premium/discount of the Scheme Consideration over the historical share price of the Company to selected take-over offer transactions in Singapore.

We wish to highlight that the figures used in our analysis in this section have been extracted from, inter alia, Bloomberg, Datastream, FactSet, Factiva, SGX-ST filings, Thomson Financial and relevant public documents of those respective companies as at the Latest Practicable Date. We make no representations or warranties, express or implied, on the accuracy or completeness of such information. The Independent Directors should note that the generally accepted accounting principles (“GAAP”) used by the respective comparable companies may be different. The differences between US GAAP used by the Company and the respective GAAP used by the comparable companies may therefore render comparisons between these companies less useful than if they all used the same GAAP. In addition, the comparable companies are not exactly identical to the Company in terms of location, business mix, financial performance, scale, geographical spread and track record. Any conclusions drawn from comparisons made may therefore not necessarily reflect the possible market valuation for the Company.

The evaluation parameters are discussed in greater detail in the ensuing paragraphs.

(a)	Trading comparable analysis

We recognise that there are no listed companies directly comparable to the Company in terms of composition of business activities, scale of operations, geographical spread of activities, track record and future prospects.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

However, reference can be made to listed companies that are considered broadly comparable to the Company to provide an indication of the current market expectations with regard to the valuation of these businesses.

Accordingly, for our evaluation, we have considered:

(i)	Price to net tangible book value(1) per share (“P/BV”);

(ii)	Enterprise value (“EV”) to normalised(2) earnings before interest, tax, deprecation and amortisation (“EBITDA”) for the last twelve months (“EV/LTM EBITDA”); and

(iii)	EV to revenue (“Revenue”) for the last twelve months (“EV/LTM Revenue”).

As the majority of the selected comparable companies we have analysed have made a net operating loss and/or a net loss for the last twelve months, other typically used metrics such as EV to normalised earnings before interest and tax and price to earnings per share have not been used.

The companies which we have selected as trading comparables in the list below are a representative sample of top-tier, pure-play semiconductor foundry companies. The Independent Directors should note that these comparable companies will not be directly comparable with the Company as they operate in different geographies, have varying sizes, business mix and technological capabilities within the semiconductor foundry sector. Accordingly, these differences will impact relative growth rates, leverage, profit margins, and return on capital. In addition, the valuations of these companies will be impacted, amongst other factors, by the state of their respective capital markets, liquidity of their respective shares, and their respective tax regimes, accounting standards and disclosures.

 (1) Adjustments made to tangible book value for goodwill and other intangible assets.
 (2) Adjustments made for revenues and expenses that are deemed to be not in the normal course of business, and/or are non-recurring in nature.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

The following is a brief description of the companies we have considered in our analysis:

Description of trading comparables

		Market Cap
Company	Company description	(S$mn)
United Microelectronics Corporation (“UMC”)	UMC, together with its subsidiaries, manufactures and sells advanced process integrated circuits (“ICs”) for applications spanning various sectors of the semiconductor industry in Taiwan. It develops system-on-chip (“SOC”) ICs for various applications, including copper interconnects, low-k dielectrics, embedded DRAM, and mixed signal/radio frequency complementary metal oxide semiconductor (“CMOS”). UMC also offers foundry services and mask tooling services. The company was founded in 1980 and is headquartered in Hsinchu City, Taiwan with additional offices in Japan, Singapore, Europe, and the United States.	9,125

Semiconductor Manufacturing International Corporation (“SMIC”)	SMIC, together with its subsidiaries, engages in the computer-aided design, manufacture, packaging, testing, and trade of integrated circuits. It provides wafer fabrication services and manufactures logic, mixed-signal and radio frequency, high voltage, memory, and specialty semiconductors. It serves integrated device manufacturers, fabless semiconductor companies, and systems companies. The company has a strategic partnership agreement with Toppan Printing Co., Ltd. and strategic cooperation agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. SMIC sells its products and services in the United States, Europe, Taiwan, Japan, and the Asia Pacific. The company was founded in 2000 and is headquartered in Shanghai, the People’s Republic of China.	1,487

Taiwan Semiconductor Manufacturing Company (“TSMC”)	TSMC engages in the manufacturing, selling, packaging, testing, and computer-aided designing of various integrated circuits and other semiconductor devices, as well as manufacturing of masks. It offers a range of wafer fabrication processes, logic semiconductors and memory semiconductors. The company also offers a range of design services. TSMC serves primarily fabless semiconductor companies/systems companies and integrated device manufacturers in North America, Asia, and Europe. TSMC was founded in 1987 and is headquartered in Hsinchu, Taiwan.	73,192

Note: Market capitalization in S$ as at the Latest Practicable Date and translated at the relevant spot exchange rate as at that date

Source: Company filings, Company websites

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

Based on our research, and after discussion with the Management, we further believe that of the comparable companies that we have selected, UMC and SMIC (the “Comparable Company Subset”) can be regarded as the most directly comparable companies to the Company, given TSMC’s market leadership position and superior margins and cash flows. The Independent Directors should note that any comparison made with respect to the selected companies considered to be broadly comparable to the Company serves as an illustrative guide only. The Independent Directors should also note that none of the selected comparable companies are the subject of a take-over offer or take private transaction.

For illustrative purposes only, the EV/LTM Revenue, EV/LTM EBITDA and P/BV multiples of broadly comparable companies together with certain other financial information are set out in the table below:

Comparable companies trading analysis
				Normalized enterprise
				value / Last twelve		Second
	Enterprise	Market	% of	months (“LTM”)		Quarter 2009
	value(a)	Capitalization(b)(c)	52 week
	(S$mn)	(S$mn)	high	Revenue (x)	EBITDA (x)	P/BV (x)
Leading Edge Foundries

UMC	7,651	9,125	97%	2.15	6.4	1.09

SMIC	2,518	1,487	77%	1.68	4.4	0.48

Mean (UMC and SMIC only)				1.91	5.4	0.78

TSMC	62,988	73,192	100%	5.29	9.3	3.90

Mean (all)				3.04	6.7	1.82

Chartered - offer price of S$2.68	4,489	2,525	100%	2.26	9.5	1.11

LTM comparable company financial analysis
				FCF as	Net		Total	Net
	Revenue	Revenue	EBITDA	a % of	income		debt(a)/	debt(a)/
	(S$mn)	growth	margin	revenue(d)	margin	ROIC(e)	EBITDA (x)	EBITDA (x)
Leading Edge Foundries

UMC	3,559	(28%)	33%	26%	(18%)	(5%)	0.4	Net cash

SMIC	1,501	(29%)	38%	(6%)	(40%)	(8%)	2.8	1.7

Mean (UMC and SMIC only)		(29%)	36%	10%	(29%)	(6%)	1.6	1.7

TSMC	11,912	(24%)	57%	44%	26%	27%	0.1	Net cash

Mean (all)		(27%)	43%	21%	(11%)	5%	1.1	1.7

Chartered	1,989	(9%)	24%	(13%)	(20%)	(6%)	6.4	4.1

Notes:
LTM as of 30 June 2009
Normalized EBITDA adjusted for one-off gains or charges. Tangible book value adjusted for goodwill and other intangible assets
(a) Total debt and net debt as of 30 June 2009
(b) Market capitalization calculated based on the closing price as at the Latest Practicable Date and diluted shares outstanding (treasury method) as at the Latest Practicable Date. All relevant information has been converted into S$ based on the spot exchange rate as at the Latest Practicable Date

(c) Chartered’s market capitalization is calculated based on the Scheme Consideration and diluted shares outstanding (treasury method) as at the Latest Practicable Date
(d) FCF means free cash flow, which is derived from the formula EBITDA – capital expenditure
(e) ROIC means return on invested capital which is derived from the formula (LTM earnings before interest after tax) / (second quarter 2009 net debt + minority interest + shareholder’s equity)

Source: Company filings, Datastream

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

The chart below sets out the trading valuation statistics of the companies evaluated on a Last Twelve Month (“LTM”) basis (as of 30 June 2009) based on the closing price of the Company Shares on the Latest Practicable Date as compared to the equivalent Company statistics based on the Scheme Consideration.

As set out in the charts above, the Independent Directors should note that at the Scheme Consideration:

■	The implied P/BV multiple is at a premium to the equivalent multiple of the Comparable Company Subset;

■	The implied EV/LTM Revenue multiple is at a premium to the equivalent multiple of the Comparable Company Subset; and

■	The implied EV/LTM EBITDA multiple is at a premium to the equivalent multiple of the Comparable Company Subset.

The Independent Directors should, however, note that valuations in different geographic markets are impacted by, amongst other things, economic conditions prevalent in those markets, cost of capital, liquidity and political environment amongst other market-centric factors so they may not be directly comparable to the Company.

(b)	Precedent transaction analysis

We have restricted our analysis to transactions in the last three years involving foundries including both whole company and minority investments. We have excluded transactions where key data points are not available in the public domain. We have conducted our analysis on the basis of P/BV, EV/Revenue and EV/EBITDA multiples. P/BV is the key parameter for the comparison to the multiples implied by the Scheme Consideration.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

As some of the transactions evaluated in our analysis relate to private companies, or divisions of public companies, not all the relevant data points are available in the public domain. The following are brief profiles on the companies selected for our analysis.

		Stake
Target	Target description	acquired
SMIC	SMIC, together with its subsidiaries, engages in the computer-aided design, manufacture, packaging, testing, and trade of integrated circuits. It provides wafer fabrication services and manufactures logic, mixed-signal and radio frequency, high voltage, memory, and specialty semiconductors. It serves integrated device manufacturers, fabless semiconductor companies, and systems companies. The company has a strategic partnership agreement with Toppan Printing Co., Ltd. and strategic cooperation agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. SMIC sells its products and services in the United States, Europe, Taiwan, Japan, and the Asia Pacific. The company was founded in 2000 and is headquartered in Shanghai, the People’s Republic of China.	16%

GLOBALFOUNDRIES	GLOBALFOUNDRIES, a silicon foundry, provides outsourced semiconductor manufacturing services. It also engages in the research, development, and design enablement of semiconductors for integrated device manufacturers, fabless, or original equipment manufacturer enterprises. The company offers automated precision and lean manufacturing, wafer fabrication, and supply chain management services. Its products include silicon on insulator integrated circuits, silicon chips, and microprocessors. The company has strategic partnerships with Qimonda and Fraunhofer-Gesellschaft. GLOBALFOUNDRIES was founded in 2009 and is headquartered in Sunnyvale, California. It has semiconductor production facilities in Dresden, Germany; Malta and Hopewell Junction, New York; and Austin, Texas.	66%

Jazz Technologies Inc.	Jazz Technologies Inc., formerly known as Acquicor Technology Inc., is an independent semiconductor foundry that provides process technologies, design solutions, and application knowledge for the manufacture of analog and mixed-signal semiconductors. It offers specialty process technologies; design platform for analog and mixed-signal semiconductors; and specialty process technologies, including analog CMOS, radio frequency CMOS, high voltage CMOS, BiCMOS, and SiGe BiCMOS processes. The company’s analog and mixed-signal semiconductor devices are used in cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers, and broadband modems. Jazz Technologies Inc. also provides circuit design, photo mask making, wafer fabrication, probe, and assembly and test services.	100%

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

		Stake
Target	Target description	acquired

Hitachi Semiconductor Singapore Pte Ltd (“Hitachi Semiconductor”)	Hitachi Semiconductor manufactures semiconductor devices. The company offers wafers, drivers for liquid crystal displays used in handphones, flash memory products, micro controller devices for automotive manufacturers, and integrated circuit card devices used in banking and subscriber identity module cards. It also provides dynamic random access memory, flash, and logic devices used in personal computers, servers, handphones, personal digital assistants, DVD recorders, car engine controls, and security products. In addition, the company offers testing services, as well as foundry services to semiconductor manufacturers.	100%

Jazz Semiconductor Inc.	Jazz Semiconductor, Inc., an independent semiconductor foundry company, focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. It provides an array of specialty process technologies and design solutions for the manufacture of analog and mixed-signal semiconductors. The company primarily manufactures semiconductor wafers for its customers; offers circuit design services; and provides photomask making, wafer fabrication services, wafer probe services, and assembly and test services. Its customers’ analog and mixed-signal semiconductor devices are designed for use in products such as cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers, and broadband modems. The company serves customers targeting wireless, optical networking, power management, storage, aerospace/defense, and other high performance applications primarily in the United States. The company was founded in 2002.	100%

Source: Company filings, Company websites

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

The table below details the valuation metrics at which precedent transactions have been completed. For illustrative purposes only, the EV/LTM Revenue, EV/LTM EBITDA and P/BV multiples of broadly comparable companies together with certain other financial information are set out in the table below:

(S$mn)
				Transaction value				Enterprise value /
Announced			Stake			Price /		LTM		LTM
date	Target	Acquirer	acquired	Equity	Enterprise	Book		Revenue		EBITDA

10 Nov 08	SMIC(a)	Datang Holdings	16.0%	256	NM	0.32	x	NM		NM

7 Oct 08	GLOBALFOUNDRIES(a)(b)	ATIC	65.8%	2,627	NA	1.11	x	NA		NA

20 May 08	Jazz Technologies	Tower Semiconductor	100.0%	54	230	0.82	x	0.80	x	6.5	x

15 Feb 08	Hitachi Semiconductor	Chartered	100.0%	344	335	0.97	x	1.23	x	NA

26 Sep 06	Jazz Semiconductor	Acquicor Technology(c)	100.0%	413	369	0.99	x	1.17	x	8.4	x

			All transaction mean:			0.84	x	1.07	x	7.4	x

			Transaction mean for 100% acquisitions:			0.93	x	1.07	x	7.4	x

7 Sep 09	Chartered(d)	ATIC	100.0%	2,525	4,489	1.11	x	2.26	x	9.5	x

Notes:
Tangible book value adjusted for goodwill and other intangible assets. Normalized EBITDA adjusted for one-off gains or charges
Exchange rate based on announcement date for each transaction
NM is shown when the values are not meaningful
NA is shown when the figures are not available
Net debt as of latest available balance sheet prior to announcement of transaction
(a) Transactions are not directly comparable due to less than 100 per cent. stake acquired; GLOBALFOUNDRIES transaction also included a long term supply contract with the seller, Advanced Micro Devices (“AMD”), who also retained a 34.2 per cent. stake, assuming full conversion of convertible instrument held by ATIC

(b) Transaction multiple calculated on value received by AMD consisting of pro-forma ownership in Series A preferred shares in GLOBALFOUNDRIES and cash received for Series B preferred shares. Excludes impact of ATIC’s cash investment into GLOBALFOUNDRIES. ATIC ownership shown post cash investment and assumes full conversion of convertible instrument held by ATIC

(c) Jazz Technologies was formally known as Acquicor Technology
(d) Exchange rate based on the Latest Practicable Date

Source: Company filings, Analysts’ reports

The Independent Directors should note that P/BV, EV/Revenue and EV/EBITDA multiples indicate that the equivalent Company multiples implied by the Scheme Consideration are at a premium to the mean multiples of the selected precedent transactions set out above.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

(c)	Share price analysis

We set out in the chart below, the closing price(3) and daily trading volume of the Company Shares for the 12 months preceding the Announcement Date.

The Company Shares have traded in a band between S$0.70 and S$2.98 (as adjusted for the rights issue and share consolidation) over the 12 month period prior to Announcement Date. The last time the price traded at or above the Scheme Consideration was on 26 September 2008.

As at the Latest Practicable Date, the Company had a free float(4) of approximately 37.7 per cent. The Independent Directors should also note that the average daily trading volume on the SGX-ST of the Company Shares is approximately 3,460,715 Company Shares per day during the 12 months preceding the Announcement Date and that the free float turned 2.46 times during this period(5).

The Independent Directors should note that on 29 May 2009, the Singapore Business Times reported on a possible acquisition by ATIC of the Company Shares held by STS at a price of

 (3) The closing price of the shares has been adjusted for the rights issue which closed on 16 April 2009 and share consolidation on 18 May 2009.
 (4) Free float is calculated based on those Shareholders that have not provided irrevocable undertakings in connection with the Scheme.
 (5) Based on the total number of Company Shares in issue of 942,060,579 as at the Latest Practicable Date.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

between S$2.40 and S$2.60 per share (the “SBT Article”). This report was followed by a holding announcement by the Company on the same day together with sustained media and broker commentary in the following days. This information may have been incorporated into the price of the Company Shares on the SGX-ST prior to the Announcement Date such that 28 May 2009 (the trading day immediately prior to the SBT Article) can be considered the “Unaffected Price Date”.

The Scheme Consideration represents a 23 per cent. premium to the latest traded price of S$2.18 as at the Unaffected Price Date.

Since the Announcement Date to the Latest Practicable Date, the Company’s closing share price has traded in a band between S$2.58 and S$2.62. We note that the daily closing price of the Company Shares has not closed above the Scheme Consideration since the Announcement Date to the Latest Practicable Date. This suggests that the market may be generally supportive of the Scheme and that no competing bidders are expected. However, this support also needs to be considered in terms of the comments below in section 8 on “Other Considerations” of this letter.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

(d)	Analysts’ estimates of price targets for the Company Shares

In our assessment of the Scheme Consideration, we have considered analysts’ expectations of the future price performance of the Company Shares. For this purpose, we have reviewed publicly available investment research reports issued on the Company to ascertain the price targets for the Company Shares estimated by these analysts as set out in Bloomberg. There were a total of 18 institutions which had issued investment research reports on the Company (after the release of the Company’s first quarter 2009 earnings on 24 April 2009 and prior to the Announcement Date) and which set price targets for the Company Shares. We set out below a summary of the price targets for the Company Shares set out in these reports.

We note that the Scheme Consideration is at a premium of approximately 31 per cent. over the mean of the analysts’ target price of S$2.05.

We wish to highlight that the aforementioned price targets for the Company Shares represent the individual views of the respective analysts based on then prevailing circumstances (including market conditions and

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

economic outlook) as at the date of publication. The analysts’ views and/or price targets may change materially over a short period of time as a result of, among other things, changes in general market conditions, the Company’s corporate developments and emergence of other new developments or information relevant to the Company and/or its industry. The price targets for the Company Shares quoted by these analysts may not necessarily represent an accurate prediction of the future market prices of the Company Shares. The Independent Directors should note that the information above should not be relied upon as a promise or indication of the actual future market prices of the Company Shares.

(e)	Precedent take-over analysis

We set out in the table below the premium/discount implied by the offer price of other take-over transactions in Singapore to the closing prices of the respective targets for the 1-day, 1-month, 3-month and 6-month periods prior to the respective offer announcements. We have selected transactions up to the Latest Practicable Date, where the transaction size implied by the respective offers was greater than S$100 million and resulted in the offeror acquiring control (greater than 50 per cent. equity ownership in the target entity where they had less than 50 per cent. equity ownership in the target entity prior to the offer).

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

				Premium / (discount) of offer
				price(a) to share price prior
				to announcement
					Volume-weighted
					average price
			Announced		(“VWAP”)(c)
Announced			value
date	Target	Acquirer	(S$mn)	1-day(b)	1-mth	3-mths	6-mths

24 May 09	Singapore Petroleum	PetroChina	3,221	24%	51%	90%	121%

02 Dec 08	Singapore Food Industries(d)	Singapore Airport Terminal Services	509	26%	22%	21%	19%

25 Aug 08	Singapore Computer Systems	Singapore Telecommunications	238	56%	70%	70%	68%

10 Jul 08	GMG Global(e)(f)	Sinochem International	268	57%	58%	64%	74%

10 Jun 08	SNP Corporation(g)	Toppan Printing	209	39%	40%	47%	48%

07 Jun 08	Unisteel Technology(h)(i)	Latch Holding (Labuan)	785	44%	45%	45%	28%

04 Feb 08	AsiaPharm(j)	LuYe Pharmaceutical Investment	276	30%	34%	33%	28%

20 Jan 08	Robinson and Company(k)	ALF Global	619	64%	65%	60%	54%

06 Jan 08	Straits Trading Company(l)	The Cairns	1,452	35%	31%	35%	42%

07 Dec 07	Sincere Watch(m)	A-A United	530	10%	19%	33%	38%

05 Dec 07	Frontline Technologies(h)	BT Singapore	202	29%	34%	38%	38%

29 Oct 07	Labroy Marine	Dubai Drydocks World	2,358	3%	9%	20%	18%

08 Aug 07	ECS Holdings	VST Holdings	244	6%	10%	13%	20%

27 Jun 07	United Test and Assembly Center(h)(n)	Global AT&T Electronics	1,804	32%	30%	31%	37%

13 Jun 07	Sembawang Kimtrans(o)	Toll Express (Asia)	326	13%	14%	15%	16%

28 May 07	Pan United Marine	Dubai Drydocks World	648	3%	14%	22%	33%

22 May 07	Amtek Engineering(p)	Metcomp Co (Singapore)	262	41%	50%	59%	66%

05 Apr 07	MMI Holdings(h)(q)	Precision Capital	1,005	16%	28%	44%	62%

04 Mar 07	RSH	Golden Ace	370	(13%)	15%	42%	44%

01 Mar 07	STATS ChipPAC(o)	Singapore Technologies Semiconductors	1,842	18%	23%	33%	47%

08 Jan 07	Guthrie GTS(r)	Alam Indah Bintan	164	16%	20%	32%	38%

			Minimum	(13%)	9%	13%	16%

			Mean	26%	32%	40%	45%

			Median	26%	30%	35%	38%

			Maximum	64%	70%	90%	121%

7 Sep 09	Chartered(s)	ATIC	2,525	1%	13%	19%	44%

	Chartered(t)	ATIC	2,525	23%	41%	64%	62%

Source: Bloomberg, Company filings, Factiva

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

Notes:

(a)	Offer price based on final bid price per share

(b)	Last transacted price before the announcement of the relevant transaction or the possibility of the relevant transaction

(c)	Volume-weighted average share price for the 1-month, 6-month and 12-month periods up to and inclusive of day before announcement of the offer, which is computed as the sum of trading value divided by the sum of trading volume for the respective relevant periods

(d)	Premium calculated with reference to 21 October 2008, being the last full day of trading prior to the query by the SGX-ST regarding a substantial increase in the price of shares in Singapore Food Industries Limited (“SFI”). On 23 October 2008, SFI announced that Ambrosia Investment Pte. Ltd. was evaluating options in respect of its stake in SFI

(e)	Partial offer

(f)	Premium calculated with reference to 24 April 2008, being the last full day of trading of the shares prior to an unusual increase in the price and volume of traded shares in GMG Global Limited (“GMG Global”). On 10 July 2008, GMG Global announced the voluntary conditional cash partial offer for 51 per cent. of the issued and paid-up shares of GMG Global by Sinochem International (Overseas) Pte. Ltd.

(g)	Premium calculated with reference to 17 April 2008, being the last trading day prior to SNP Corp Ltd’s (“SNP”) announcement that it had been informed by its majority shareholder, Green Dot Capital Pte Ltd (“Green Dot”) that Green Dot was evaluating options with respect to its 54 per cent. stake in SNP

(h)	Scheme of arrangement

(i)	On 16 April 2008, Unisteel Technology Ltd (“Unisteel”) replied to a query by the SGX-ST regarding the substantial increase in Unisteel’s share price on 15 April 2008 that Unisteel was in the preliminary stages of reviewing strategic options. On 7 June 2008, the proposed acquisition relating to Unisteel was announced. The market premia in the table above were computed with reference to 14 April 2008, being the last full day of trading prior to the query by SGX-ST on 15 April 2008

(j)	Premium calculated with reference to 29 January 2008, being the last trading day prior to high trading volumes and substantial price increases in AsiaPharm Group Ltd shares, leading to a suspension of the shares on 31 January 2008 prior to the announcement date of 5 February 2008

(k)	On 20 January 2008, ALF Global Private Ltd (“ALF”) announced its intention to make a voluntary conditional cash offer for the shares in the capital of Robinson and Company, Limited at a price of S$6.25. Subsequently, ALF increased the offer price to S$7.00 on 17 March 2008, and to S$7.20 on 3 April 2008. The bid premia in the table above were computed based on the final offer price of S$7.20 and market prices prior to the first offer announcement on 20 January 2008

(l)	On 6 January 2008, Standard Chartered Bank on behalf of The Cairns Pte Ltd (“The Cairns”) announced its intention to make a voluntary conditional cash offer for the shares in the capital of The Straits Trading Company Limited at a price of S$5.70. Subsequently, The Cairns increased the offer price to S$6.50 on 28 January 2008, and to S$6.70 on 18 February 2008. The bid premia in the table above were computed based on the final offer price of S$6.70 and market prices prior to the first offer announcement on 6 January 2008. In computing the premium of the offer price over the last transacted price, the last transacted price on 4 January 2008 had been used

(m)	On 7 December 2007, a pre-conditional offer for Sincere Watch Limited (“Sincere Watch”) was announced. The offer price for each Sincere Watch share was S$2.051 in cash and 0.228 new share in the capital of Peace Mark (Holdings) Limited (a company listed on Hong Kong Stock Exchange) at the issue price of HK$12.096 each (equivalent to S$2.246 at the exchange rate ratio of S$1.00: HK$5.385 as at 6 December 2007, being the date immediately preceding the pre-conditional offer), equivalent to a total

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

notional value of approximately S$2.563. The computations in the table above were based on such notional value and prices prior to 7 December 2007

(n)	Premium calculated with reference to 1 June 2007, being the last trading day prior to the publication of the DBS Group research report saying that United Test and Assembly Center Ltd was a “good buyout candidate”

(o)	2-tiered offer

(p)	Premium calculated with reference to 13 April 2007, being the last full day of trading in the shares prior to the announcement on 16 April 2007 by Amtek Engineering Ltd (“Amtek Engineering”) announcing that certain shareholders, including a substantial shareholder and shareholders who are executive directors, have been approached in relation to possible transactions involving their shares in Amtek Engineering

(q)	Premium calculated with reference to 8 February 2007, being the last trading day before MMI Holdings Ltd (“MMI”) announced it had received expressions of interest in relation to a potential transaction involving MMI

(r)	On 28 February 2007, Kim Eng Capital Pte Ltd, on behalf of Alam Indah Bintan Pte Ltd (“Alam Indah Bintan”), announced its intention to make a voluntary conditional cash offer for the shares in the capital of Guthrie GTS Limited (“Guthrie”) at a price of S$0.395. Subsequently, Alam Indah Bintan increased the offer price to S$0.435 on 5 March 2007. The market premia in the table above were computed with reference to 28 December 2006, being the last full day of trading of the shares in Guthrie prior to the release of a holding announcement by Guthrie on 29 December 2006 released by Guthrie in relation to a possible offer for Guthrie. On 8 January 2007, the offer was announced by Kim Eng Capital Pte Ltd, on behalf of Alam Indah Bintan

(s)	Based on the closing share prices as at the Pre-Announcement Date

(t)	Based on the closing share prices as at the Unaffected Price Date

Source: Bloomberg, Company filings, Factiva

The Scheme Consideration represents:

(i)	a premium of approximately 23 per cent. to the closing price of the Company Shares on the Unaffected Price Date and a premium of approximately 1 per cent. to the closing price of the Company Shares on the Pre-Announcement Date. This compares to a premium of 26 per cent. to the mean of the last trading price for the selected transactions;

(ii)	a premium of approximately 41 per cent. to the 1-month VWAP of the Company Shares prior to the Unaffected Price Date and a premium of approximately 13 per cent. to the 1-month VWAP of the Company Shares prior to the Pre-Announcement Date. This compares to a premium of 32 per cent. to the mean of the 1-month VWAP for the selected transactions;

(iii)	a premium of approximately 64 per cent. to the 3-month VWAP of the Company Shares prior to the Unaffected Price Date and a premium of approximately 19 per cent. to the 3-month VWAP of the Company Shares prior to the Pre-Announcement Date. This compares to a premium of 40 per cent. to the mean of the 3-month VWAP for the selected transactions; and

(iv)	a premium of approximately 62 per cent. to the 6-month VWAP of the Company Shares prior to the Unaffected Price Date and a premium of approximately 44 per cent. to the 6-month VWAP of the Company Shares prior to the Pre-Announcement Date. This compares to a premium of 45 per cent. to the mean of the 6-month VWAP for the selected transactions.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

The Independent Directors should note that the premium of the Scheme Consideration as at the Pre-Announcement Date is below the corresponding premium for the selected transactions for each period. However, it is in line with the corresponding premium for the 6-month VWAP which is the only period covered by the Pre-Announcement Date premium analysis which includes the Unaffected Price Date.

The premium of the Scheme Consideration as at the Unaffected Price Date is above each of the corresponding premium for the selected transactions other than the one-day premium.

The Independent Directors should note that the level of premium (if any) an acquirer would normally pay in a merger or take-over transaction will vary in different circumstances depending on, inter alia, the attractiveness of the underlying business to be acquired, the synergies to be gained from integration with an existing business to be acquired, the possibility of realisation of any significant revaluation of the assets to be acquired, the availability of substantial cash reserves, the liquidity in the trading of the target company’s shares, the presence of competing bids for the target company, the form of consideration offered by the acquirer, the extent of control the acquirer already has in the target company and prevailing market expectations.

It should be noted that the comparison is made without taking into consideration the relative efficiency of information or news flow on the Company prior to the announcement or the underlying liquidity of the shares of the relevant companies or the performance of the shares of the companies or the quality of earnings prior to the relevant announcement and the market conditions or sentiments when the announcements were made or the desire or relative need for control leading to compulsory acquisition. Moreover, as the Company is not in the same industries and does not conduct the same businesses as the other target companies in the table above, it may not, therefore, be directly comparable to the target companies in terms of composition of business activities, product lines, scale of operations, risk profile, geographical spread of activities, client base, accounting policies, track record, prospects and other relevant criteria. Accordingly, the Independent Directors should note that the above comparison merely serves as a general guide.

8.	OTHER CONSIDERATIONS

The Scheme is binding on all Shareholders

If the Scheme is approved by a majority in number of Shareholders present and voting, either in person or by proxy, at the Court Meeting, such majority holding not less than 75 per cent. in value of the Company Shares held by Shareholders present and voting at the Court Meeting, the Scheme will be binding on all Shareholders, regardless of whether they were present in person or by proxy or voted at the Court Meeting.

Other Conditions of the Scheme

The Independent Directors should note that besides the requisite approval of Shareholders at the Court Meeting, the Scheme is also subject to, inter alia, the fulfillment of certain conditions precedent and termination provisions. In the event that such conditions precedent are not fulfilled or waived or the termination provisions become applicable, the Scheme may not proceed. There is no assurance as at the Latest Practicable Date that the Scheme will become effective.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

Irrevocable Undertakings

As at the Latest Practicable Date, the Company Shares which are the subject of the STS Irrevocable Undertaking and the Management Executive Irrevocable Undertakings represent approximately 62.31 per cent. of all the Company Shares. The (i) STS Irrevocable Undertaking and (ii) the Management Executive Irrevocable Undertakings will continue to be binding on (i) STS and (ii) each of Chia Song Hwee and George Thomas respectively, even if the Acquiror does not exercise the Switch Option in the event of a Superior Offer. Further details of the Irrevocable Undertakings can be found in paragraph 6 of the Company’s Letter to Shareholders in the Scheme Document and paragraph 6 of the Explanatory Statement in the Scheme Document.

Switch Option

Pursuant to the terms of the Implementation Agreement, subject to prior consultation with the SIC, in certain circumstances, the Acquiror has the right at its discretion to elect to proceed with an Offer in lieu of proceeding with the Acquisition by way of the Scheme.

If the Acquiror validly exercises the Switch Option, the Acquiror shall make the Offer on the same or better terms as those set out in the Acquiror’s proposal to the Company when exercising the Matching Right. The acceptance condition of such Offer may be set at only more than 50 per cent. of the Company Shares (including Company Shares held in the form of ADSs), and not conditional on higher level acceptances.

Further details of the Switch Option are contained in paragraph 3.6 of the Company’s Letter to Shareholders in the Scheme Document.

Matching Rights for Superior Offer

Shareholders should note that the Company has provided ATIC with certain Matching Rights in the event that the Independent Directors, in the exercise of their fiduciary obligations, decide to recommend or announce their intention to recommend a Competing Offer.

Further details of the Matching Rights are contained in paragraph of 3.5 of the Company’s Letter to Shareholders in the Scheme Document.

Fee

As highlighted in section 3.2 of this letter above, the Company has agreed to pay the Acquiror a sum equal to S$25,375,176.64 in the Break Fee Events, such events including but not limited to, where the Independent Directors recommend a Competing Offer, the Company breaches any of its Material Obligations or if the Company entertains an Unsolicited Offer and the Shareholders’ approval of the Scheme is not obtained.

Further details of the Fee are contained in paragraph 3.9 of the Company’s Letter to Shareholders in the Scheme Document.

Third Party Proposals

The Directors have confirmed to us that, from the Announcement Date up to the Latest Practicable Date, no alternative offer for the Company Shares has emerged from a third party. There is also no publicly available evidence of any such alternative offer for the Company Shares.

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

Limitation on Subsequent Offer

Shareholders should note that in the event that the Scheme does not become effective, neither the Acquiror nor any persons acting in concert with them in the course of the Scheme nor any person who is subsequently acting in concert with any of them may (except with the SIC’s consent) within 12 months from the date on which the Scheme is withdrawn or lapses (i) announce an offer or possible offer for the Company or (ii) acquire any voting rights of the Company if the Acquiror or any persons acting in concert with them would thereby become obliged under Rule 14 of the Code to make an offer for the Company.

9.	CONCLUSION AND ADVICE

Shareholders should read the following in conjunction with, and in the context of, the full text of this letter. In arriving at our advice to the Independent Directors, we have relied upon the following key considerations:

(a)	the valuation multiples implied by the Scheme Consideration are at a premium to the trading levels of UMC and SMIC, which we consider to be the most comparable companies to the Company;

(b)	the valuation multiples implied by the Scheme Consideration are at a premium to the transaction multiples where a 100 per cent. stake was acquired;

(c)	the Scheme Consideration represents a 31 per cent. premium to the mean of the analysts’ target price of S$2.05(6);

(d)	the Company Shares have traded in a band between S$0.70 and S$2.98 (on a rights issue and share consolidation adjusted basis) in the 12 month period prior to the Announcement;

(e)	on 29 May 2009, the Singapore Business Times reported on a possible acquisition by ATIC of Temasek’s shareholding in the Company. As such, the last traded price of the Company Shares on 28 May 2009 can be regarded as the “unaffected” share price prior to market speculation regarding a potential transaction;

(f)	the Scheme Consideration represents a 23 per cent. premium to the closing price on 28 May 2009, a 1 per cent. premium to the closing price on the Pre-Announcement Date and a 44 per cent. premium to the six-month VWAP prior to the Announcement Date;

(g)	following the Announcement, the Company Shares have traded in a band between S$2.58 and S$2.62, suggesting that the market does not expect any competing offer to be forthcoming;

(h)	the Company has confirmed to us that alternative strategic options were considered prior to the Announcement, including preliminary discussions with alternative partners, but the Company was of the view that none of these options represented as compelling a proposal as the Scheme;

(i)	the Company has confirmed to us the need for substantial, continued capital investment going forward. We note that the Company currently has the highest financial leverage(7) of the comparable companies in its peer group;

 (6) Analyst target prices pre-Announcement for those analysts who have published target prices after the release of the Company’s first quarter 2009 earnings on 24 April 2009.
 (7) Financial leverage is defined as total debt / LTM EBITDA as at 30 June 2009

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

(j)	Temasek(8), the 62.28 per cent. majority shareholder of the Company, has provided an irrevocable commitment to ATIC to vote in favor of the Scheme; and

(k)	the Company has not been approached by any person since the Announcement with a competing offer.

Based upon, and having considered, inter alia, the factors described above and the information that has been made available to us as at the Latest Practicable Date, we are of the opinion that as at the Latest Practicable Date, the Scheme Consideration is fair and reasonable from a financial point of view. Accordingly, we would advise the Independent Directors to recommend that, in the absence of a superior offer, Shareholders should vote in favour of the Scheme.

We recommend that the Independent Directors should advise the Shareholders of Deutsche Bank’s opinion in this letter. We would also advise the Independent Directors to caution the Shareholders that they should not rely on our advice to the Independent Directors as the sole basis for deciding whether or not to vote in favor of the Scheme.

In rendering our advice and giving our opinion, we did not have regard to the specific investment objectives, financial situation, tax position or particular needs and constraints of any individual Shareholder. As each Shareholder would have different investment objectives and profiles, we would advise the Independent Directors to recommend that any individual Shareholder who may require specific advice in relation to his or her investment objectives or portfolio should consult his or her stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

We wish to emphasise that our opinion is limited to the fairness and reasonableness of the Scheme from a financial point of view as at the Latest Practicable Date. Our terms of reference do not require us to express, and we do not express, an opinion on the future business and prospects of the Company or the Group.

The Independent Directors should also note that the trading of the Company Shares is subject to, inter alia, the performance and prospects of the Company and the Group, prevailing market conditions, economic outlook and stock market conditions and sentiments. Accordingly, this opinion does not and cannot take into account future trading activities, patterns or price levels that may be established for the Company Shares after the Latest Practicable Date, since these are governed by factors beyond the ambit of our review and also, such opinion, if given, would not fall within our terms of reference in connection with the Scheme.

This letter is addressed to the Independent Directors solely for their benefit, in connection with and for the purpose of their consideration of the financial terms of the Scheme and should not be relied on by any other party or for any other purpose. This letter does not constitute and should not be relied on as a recommendation to, or confer any rights or remedies upon, any Shareholder (including any ADS Holder) as to how such person should deal with or vote their Company Shares in relation to the Scheme or any matter related thereto. The recommendation made by the Independent Directors to the Shareholders in relation to the Scheme shall remain the sole responsibility of the Independent Directors.

Whilst a copy of this letter may be reproduced in the Scheme Document, neither the Company nor the Directors may reproduce, disseminate or quote this letter (or any part thereof) for any other purpose at any time and in any manner without the prior written consent of Deutsche Bank in each specific case.

 (8) Through its wholly-owned subsidiary Singapore Technologies Semiconductors Pte Ltd

APPENDIX 2 - LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON THE SCHEME

This letter is given for the purposes of compliance with the relevant Singapore laws and regulations and shall be governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter. Nothing herein shall confer or be deemed or is intended to confer any right or benefit to any third party and the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore and any amendments thereto shall not apply.

Yours faithfully,
For and on behalf of
Deutsche Bank AG, Singapore Branch

Sandeep Pahwa	Suneet Weling
Managing Director	Director

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

9 October 2009

To: The Shareholders of Chartered Semiconductor Manufacturing Ltd.

Dear Sir/Madam

PROPOSED ACQUISITION OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD. BY WAY OF A SCHEME OF ARRANGEMENT

1.	INTRODUCTION

We refer to the proposed acquisition (the “Acquisition”) of Chartered Semiconductor Manufacturing Ltd. (the “Company”) by ATIC International Investment Company LLC (the “Acquiror”) by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act (Chapter 50 of Singapore) (the “Companies Act”).

Terms used in this Letter have the same meanings and construction as those defined in the section entitled “Definitions” of the Scheme Document, unless otherwise indicated.

2.	THE SCHEME

The Acquiror is entering into the Scheme for the purposes of the Acquisition on the basis that, upon and subject to the Scheme becoming effective, the Company will be privatised and the Acquiror will be the sole shareholder of the Company.

The Scheme is subject to the Scheme Conditions which must be satisfied for the Scheme to be implemented. Details of these Scheme Conditions are set out in Paragraph 3.1 of the Company’s Letter to Shareholders in the Scheme Document. The Scheme Conditions are also reproduced in Appendix 5 of the Scheme Document.

Under the Scheme, all Company Shares will be transferred by the Entitled Shareholders to the Acquiror. The Scheme Shares will be acquired by the Acquiror (i) fully-paid, (ii) free from all Encumbrances, and (iii) together with all rights, benefits and entitlements as of the date of the Implementation Agreement and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) announced, declared, paid or made by the Company on or after the date of the Implementation Agreement, and in consideration, each Entitled Shareholder will be entitled to receive from the Acquiror an amount of S$2.68 in cash for each Scheme Share held by such Entitled Shareholder (which results in approximately US$18.96 for each ADS based on the prevailing exchange rate of S$1.4138 to US$1 from Bloomberg L.P. on the Latest Practicable Date), provided that if any dividend or distribution with respect to the Scheme Shares is declared or announced on or after the date of the Implementation Agreement, and such dividend or distribution is paid or made to holders of Company Shares of record as at any date that is on or prior to the Effective Date, the Scheme Consideration shall be reduced by the amount of such dividend or distribution.

Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and the Company shall be delisted from the Official List of the SGX-ST and Nasdaq. Accordingly, the Company shall terminate the registration of the ADSs and the Company Shares under the Exchange Act. The terms of the Scheme and the Implementation Agreement are more particularly described in Paragraphs 2 and 3 of the Company’s Letter to Shareholders in the Scheme Document.

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

3.	OFFER AND OTHER ARRANGEMENTS

3.1	Preference Share Offer

In connection with and subject to the Scheme becoming effective, the Acquiror has or will be making an offer (“Preference Share Offer”) to the Preference Share Holders to purchase all the CRPS held by them for an amount in cash for each CRPS (being the Early Redemption Price determined by reference to the Effective Date) as described in Paragraph 4 of the Company’s Letter to Shareholders in the Scheme Document.

The details of the Preference Share Offer have been despatched to Preference Share Holders at or about the same time as the despatch of the Scheme Document.

Preference Share Holders should note that by accepting the Preference Share Offer, such acceptance by the accepting Preference Share Holders will be deemed (in respect of those CRPS tendered in acceptance of the Preference Share Offer) to be their consent in writing pursuant to Article 4A.21(3) of the Articles to the proposed amendment to Article 4A of the Articles in the manner set out in Paragraph 3.2(b) of this Letter below, which resolution, if consented to in writing by Preference Share Holders of at least three-fourths of the CRPS obtained within two (2) months of the Class Meeting (as defined below), shall be as valid and effectual as a special resolution carried at the Class Meeting.

3.2	Extraordinary General Meeting and Class Meeting

It is important for the Acquiror, that it becomes the sole shareholder of the Company.

Accordingly, Shareholders should note that pursuant to the terms of the Implementation Agreement, the Company has undertaken to convene an extraordinary general meeting (“EGM”) of the Shareholders to be held immediately upon the conclusion of the Court Meeting, for the purposes of passing, inter alia, the special resolutions to amend the Articles by inserting the terms described in Paragraphs 3.2(a) and 3.2(b) of this Letter:

(a)	Where the Acquisition is to be effected by way of:

(i)	a Scheme, subject to and upon the Scheme becoming effective and binding in accordance with its terms, if any new Company Shares are issued to any person other than any of GLOBALFOUNDRIES, the Acquiror or any subsidiary of any holding company for the time being of the Acquiror (a “New Member”) after:

(aa)	the Voting Record Time and on or prior to the Effective Date; or

(bb)	the Effective Date,

each such New Member shall be required to transfer to the Acquiror (or as the Acquiror may direct in writing to the Company), and the Acquiror shall be required to acquire from any such New Member, all and not some only of such new Company Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Company Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration; or

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

(ii)	an Offer, subject to and upon the completion of the Compulsory Acquisition, if any new Company Shares are issued to any New Member after:

(aa)	the Offer Cut-Off Date and on or prior to the Compulsory Acquisition Completion Date; or

(bb)	the Compulsory Acquisition Completion Date,

each such New Member shall be required to transfer to the Acquiror (or as the Acquiror may direct in writing to the Company), and the Acquiror shall be required to acquire from any such New Member, all and not some only of such new Company Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Company Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration; and

(b)	Subject to and upon:

(i)	where the Acquisition is to be effected by way of a Scheme, the Scheme becoming effective and binding in accordance with its terms; or

(ii)	where the Acquisition is to be effected by way of an Offer, the completion of the Compulsory Acquisition,

as the case may be, upon delivery of a Conversion Notice in respect of any CRPS to the Conversion Agent and a copy thereof to the Company in accordance with Article 4A.16 of the Articles, the Company shall have the right, but not the obligation in its sole discretion, and without the consent of any such Preference Share Holder, to satisfy its obligation to issue Company Shares upon the exercise of such Preference Share Holder’s conversion right by redeeming all and not part only of such CRPS for the Redemption Amount. If the Company elects to exercise its rights as described in this Paragraph 3.2(b), the Company shall notify the Preference Share Holders of its exercise of such right within 10 business days (as defined in Article 4A.1 of the Articles) of the date of receipt of such Conversion Notice, specifying the date of redemption, which notwithstanding Article 4A.16(10) of the Articles, shall be a date falling not less than five (5) business days (as defined in Article 4A.1 of the Articles) and not more than 20 business days (as defined in Article 4A.1 of the Articles) after the date of delivery of such notification to the Preference Share Holder, and the provisions of Article 4A.9 of the Articles shall apply to any such redemption.

The Company will also convene a meeting of Preference Share Holders (the “Class Meeting”) to be held immediately upon the conclusion of the EGM for the purpose of passing the resolution in Paragraph 3.2(b) of this Letter.

Upon the delisting of the Company from the Official List of the SGX-ST and Nasdaq upon the Scheme becoming effective and binding or the Offer closing with the appropriate level of acceptances so as to allow the Acquiror to exercise its right of Compulsory Acquisition, holders of Company Shares and holders of CRPS who convert their CRPS into Company Shares are likely to find it difficult to sell their Company Shares in a public market.

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

3.3	Switch Option and Break Fee

As the Acquiror has committed substantial resources in entering into the Acquisition and to protect the certainty of the Acquisition, the Acquiror has in addition to securing the Irrevocable Undertakings, inter alia, entered into certain arrangements with the Company.

Pursuant to the Implementation Agreement, the Acquiror has, subject to prior consultation with the SIC, the right at its discretion to elect to proceed by way of an offer in lieu of proceeding with the Acquisition by way of the Scheme (the “Switch Option”), provided that this right may only be exercised if:

(a)	any person (other than the Acquiror or any of its concert parties) publicly announces a Superior Offer (whether on a firm intention or a pre-conditional basis) for no less than 30% of the voting rights of the Company;

(b)	the Acquiror validly exercises the Matching Right and receives or is deemed to have received the Matching Offer Determination stating that the Acquiror has matched the Superior Offer; and

(c)	the Acquiror duly announces its firm intention to make the Offer.

If the Acquiror validly exercises the Switch Option, the Acquiror will make the Offer on the same or better terms as those set out in its proposal to the Company when exercising the Matching Right, and may provide for an acceptance condition set at only more than 50% of the Company Shares (including Company Shares held in the form of ADSs) and not conditional on higher level of acceptances.

Likewise, the Company will also have to pay the Acquiror a sum equal to S$25,375,176.64 representing 1% of the aggregate Scheme Consideration calculated on the basis of the fully diluted equity share capital of the Company (the “Fee”):

(I)	if a Competing Offer or an intention to make a Competing Offer is announced by a third party (whether or not such Competing Offer is pre-conditional) and:

(A)	whether pursuant to their fiduciary obligations or otherwise, the Independent Directors recommend or announce their intention to recommend the Competing Offer over the Scheme or do not unequivocally recommend that Shareholders vote in favour of the Scheme; or

(B)	in the event that prior to the announcement of the Competing Offer or the intention to make a Competing Offer, the Independent Directors had recommended that Shareholders vote in favour of the Scheme, the Independent Directors withdraw such recommendation or announce their intention to withdraw such recommendation (provided that no Fee shall be payable under the circumstances described in this Paragraph 3.3(I) in respect of any withdrawal or announcement of intention to withdraw such recommendation unless, subsequent to such withdrawal or announcement of intention to withdraw, the Independent Directors recommend or announce their intention to recommend the Competing Offer over the Scheme or do not unequivocally recommend that Shareholders vote in favour of the Scheme), and Shareholders’ approval for the Scheme is not obtained; or

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

(II)	if the Company breaches any of the applicable Material Obligations:

(A)	prior to the date of the Court Meeting and Shareholders’ approval for the Scheme is not obtained; or

(B)	after Shareholders’ approval for the Scheme is obtained and the Scheme does not become effective by the Long-Stop Date due to any of the Scheme Conditions in Paragraphs (d) and (e) of Appendix 5 to the Scheme Document not being fulfilled other than as a result of the Company exercising its termination right as described under Paragraph 3.3.3(ii) of the Company’s Letter to Shareholders in the Scheme Document; or

(III)	if the Company exercises its right to enter into negotiations, discussions or otherwise entertains an Unsolicited Offer, and the Shareholders’ approval for the Scheme is not obtained.

3.4	Options

No proposal will be made to the holders of the Options.

3.5	The GS Option

As at the Latest Practicable Date, under the GS Option, GS has a call option to subscribe for 32,388,322 Company Shares at an exercise price of US$9.338 per Company Share until 29 March 2011. Conversely, the Company has an option (a “soft call option”) to terminate the call option early at US$11.672 per Company Share, exercisable subject to certain conditions being met.

Under the terms of the GS Option, the effect of the Acquisition is that both the call option and the soft call option will be cancelled with effect from the Effective Date. In connection with such cancellation, a net amount (“Cancellation Amount”) determined by reference to the value of the call option and the soft call option will be payable from the Company to GS.

The Cancellation Amount is to be agreed by the Company and GS but, failing agreement, will be determined by GS as calculation agent.

In connection with the Acquisition, no proposal or offer to purchase the call option, including a proposal to purchase such option at its “see-through” price, is required to be made. Under the terms of the Implementation Agreement, the Company has undertaken with the Acquiror that it will not agree to any Cancellation Amount in respect of the GS Option without the Acquiror’s approval. Additionally, neither the Company nor the Acquiror will make, or agree to, a proposal relating to any Cancellation Amount in respect of the GS Option without having first consulted the SIC in relation thereto.

4.	RATIONALE AND BENEFITS OF THE PROPOSED ACQUISITION AND FUTURE PLANS FOR THE COMPANY

4.1	Rationale and Benefits of the Proposed Acquisition

ATIC has made a significant investment in the outsourced semiconductor manufacturing, commonly referred to as “foundry”, industry with the creation of GLOBALFOUNDRIES. GLOBALFOUNDRIES offers its customers leading edge foundry services from its facility in Dresden, Germany and is currently developing a new facility in New York, the United States.

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

The Acquisition would allow ATIC to build on the complementary platforms of the Company and GLOBALFOUNDRIES, utilising the Company’s customer relationships and capabilities in both 8-inch and 12-inch fabrication, and GLOBALFOUNDRIES’ advanced technology expertise, capacity profile and global footprint, and capitalise on the continued growth in the global semiconductor foundry industry.

4.2	Future Plans for the Group

Following the completion of the Acquisition, ATIC will work with the management teams of the Company and GLOBALFOUNDRIES to integrate the operations and management of the Company and GLOBALFOUNDRIES to achieve operational and financial synergies.

The Company, together with ATIC, is seeking waivers from certain of the Company’s lenders (i) of change of control clauses, to enable certain loan facilities to remain available to the Company following completion of the Acquisition and (ii) of certain other covenants, to facilitate the operational combination of the Company and GLOBALFOUNDRIES. The waivers are conditional on completion of the Acquisition.

Certain senior employees of GLOBALFOUNDRIES currently participate in GLOBALFOUNDRIES’ Long Term Incentive Plan pursuant to which they are eligible to receive annual cash settled awards if, depending on the type of award, certain performance criteria are met or there is an increase in the share price of GLOBALFOUNDRIES. Following the completion of the Acquisition, it is envisaged that certain senior executives of the Company will be eligible to participate in GLOBALFOUNDRIES’ Long Term Incentive Plan.

Save as set out above, ATIC has no current intention of (i) making material changes to the existing businesses of the Company; (ii) redeploying fixed assets of the Company; or (iii) discontinuing the employment of the existing employees of the Company or its subsidiaries. However, the Acquiror Directors retain the flexibility at any time to consider any options or opportunities in relation to the Group which may present themselves and which they may regard to be in the interest of the Acquiror.

5.	GENERAL AND FINANCIAL INFORMATION RELATING TO THE ACQUIROR

General and financial information on the Acquiror is set out in Schedule A to this Letter.

6.	GENERAL AND FINANCIAL INFORMATION RELATING TO THE COMPANY

6.1	There is no restriction in the Memorandum and Articles of the Company on the right to transfer any Company Shares which has the effect of requiring the holders of the Company Shares, before transferring them, to offer them for purchase to members of the Company or to any other person.

6.2	As at the Latest Practicable Date, save for the information on the Company which is publicly available (including, without limitation, the audited consolidated financial statements of the Group for FY2006, FY2007 and FY2008 and the unaudited financial statements of the Group for the three (3) and six (6) months ended 30 June 2009 summaries of which are disclosed in Appendix 4 to the Scheme Document) and save as disclosed in the Scheme Document, there has not been, within the knowledge of the Acquiror, any material change in the financial position or prospects of the Company since 31 December 2008 (being the date of the last balance sheet of the Company laid before the Shareholders in a general meeting).

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

7.	SPECIAL ARRANGEMENTS

7.1	Employment Arrangements

In connection with the Scheme and the subsequent operational combination of the Company with GLOBALFOUNDRIES to form a single undertaking, Chia Song Hwee (currently the President, the Chief Executive Officer and a director of the Company), has entered into an employment agreement with GLOBALFOUNDRIES to be employed as the Chief Operating Officer and Executive Vice-President of GLOBALFOUNDRIES.

7.2	As at the Latest Practicable Date:

(a)	Save as disclosed in the Scheme Document and Paragraphs 7.1 and 8 of this Letter, there is no agreement, arrangement or understanding between the Acquiror or any party acting in concert with it, and any of the present or recent Directors or the present or recent Shareholders, that has any connection with or is dependent on the Scheme.

(b)	Save as disclosed in the Scheme Document, there is no agreement, arrangement or understanding whereby any of the Scheme Shares acquired by the Acquiror pursuant to the Scheme will or may be transferred to any other persons. However, the Acquiror reserves the right to direct or transfer any of the Scheme Shares acquired by the Acquiror pursuant to the Scheme to ATIC or GLOBALFOUNDRIES, or a wholly-owned subsidiary of ATIC or GLOBALFOUNDRIES.

(c)	Save as disclosed in the Scheme Document, no payments or other benefits will be made or given to any Director or to any director of any corporation (which is by virtue of Section 6 of the Companies Act deemed to be related to the Company) as compensation for loss of office or otherwise in connection with the Scheme.

(d)	Save as disclosed in the Scheme Document and Paragraphs 7.1 and 8 of this Letter, no agreement or arrangement exists between the Acquiror and any of the Directors or any other person in connection with or conditional upon the outcome of the Scheme or otherwise connected with the Scheme.

8.	IRREVOCABLE UNDERTAKINGS

Paragraph 6 of the Explanatory Statement in the Scheme Document sets out the details of the Shareholders who have given Irrevocable Undertakings (“Undertaking Shareholders”) to the Acquiror.

Shareholders should note that the aggregate shareholding represented by the Undertaking Shareholders is approximately 62.31% of the issued share capital of the Company as at the Latest Practicable Date.

9.	INTERESTS AND DEALINGS IN SECURITIES

Details relating to the interests and dealings of the Acquiror, its directors and any party acting in concert with the Acquiror for the purpose of the Scheme and dealings of the Undertaking Shareholders in the securities of the Company, are set out in Paragraph 7 of Schedule A to this Letter.

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

10.	IMPLEMENTATION OF THE SCHEME AND SETTLEMENT AND REGISTRATION PROCEDURES

Paragraphs 13 and 15 of the Explanatory Statement in the Scheme Document set out details of the process for the implementation of the Scheme and the settlement and registration procedures in relation thereto.

11.	AVAILABILITY OF FINANCIAL RESOURCES

Credit Suisse, in their capacity as financial adviser to the Acquiror and ATIC in connection with the Acquisition and the Scheme, confirms that sufficient financial resources are available to the Acquiror to satisfy in full the aggregate Scheme Consideration payable by it for all the Scheme Shares and to satisfy full acceptance of the Preference Share Offer.

12.	MARKET QUOTATIONS

Please refer to Paragraph 6 of Schedule A to this Letter for information on (a) the highest, lowest (on the daily closing prices for the monthly market data) and last closing prices and transacted volume of the Company Shares on the SGX-ST on a monthly basis from March 2009 to September 2009; and (b) the closing prices of the Company Shares on the SGX-ST (i) on 4 September 2009, being the last Business Day preceding the date of the Announcement; (ii) on the Latest Practicable Date; and (iii) at the end of each of the six (6) calendar months preceding the date of the Announcement.

13.	RESPONSIBILITY STATEMENT

The directors of the Acquiror and ATIC (including any director who may have delegated detailed supervision of the preparation of this Letter) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this Letter (other than those relating to the Company or the Group) are fair and accurate and, that where appropriate, no material facts have been omitted from this Letter, the omission of which would make any statement in this Letter misleading, and they jointly and severally accept responsibility accordingly. Where any information has been supplied by the Company or has been extracted from published or otherwise publicly available sources, the sole responsibility of the directors of the Acquiror and ATIC for such information has been to ensure, through reasonable enquiries, that such information has been correctly and accurately extracted from such sources or, as the case may be, reflected or reproduced in this Letter. The directors of the Acquiror and ATIC do not accept any responsibility for any information relating to or opinions expressed by the Company.

Yours faithfully
For and on behalf of
ATIC INTERNATIONAL INVESTMENT COMPANY LLC

SAMAK AZAR
DIRECTOR

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

The Acquisition relates to the shares of a Singapore company and is proposed to be made by means of a scheme of arrangement under Singapore company law. The Scheme is not subject to the tender offer or proxy rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in schemes of arrangements in Singapore, which differ from the requirements of United States tender offer and proxy rules. If the Acquiror exercises its right in the future to make an Offer, the Offer will be made in compliance with the applicable United States laws and regulations.

This document contains forward-looking statements, which are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to the future plans of the Company following the Acquisition and the expected benefits from the Acquisition. These forward-looking statements are based on the current expectations of the Acquiror and are subject to risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. In particular, we cannot assure you that the Acquisition will be approved by the Shareholders or that the Scheme Conditions will be satisfied or that the Acquisition will occur. Neither the Company nor the Acquiror undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

Schedule A
(Letter from the Acquiror to Shareholders)

GENERAL AND FINANCIAL INFORMATION ON ATIC AND THE ACQUIROR

1.	INCORPORATION

ATIC was established in Abu Dhabi on 28 September 2008. A technology investment company wholly-owned by the Government of Abu Dhabi, ATIC is focused on making significant investments in the advanced technology sector, both in Abu Dhabi and internationally. ATIC’s mandate is to generate returns that deliver long-term economic and social benefits to Abu Dhabi.

The Acquiror is a special purpose vehicle incorporated in Abu Dhabi on 2 September 2009 for the purpose of the Acquisition. The Acquiror is a wholly-owned subsidiary of ATIC.

2.	DIRECTORS

The names, addresses and designations of directors of the Acquiror as at the Latest Practicable Date are set out below:

Name	Address	Designation
Ibrahim Ajami	c/o PO Box 45005 Abu Dhabi United Arab Emirates	Director

Samak Azar	c/o PO Box 45005 Abu Dhabi United Arab Emirates	Director

3.	PRINCIPAL ACTIVITIES

The Acquiror is a special purpose vehicle incorporated for the purpose of the Acquisition.

4.	SHARE CAPITAL

As at the Latest Practicable Date, the Acquiror has a paid-up capital of 150,000 United Arab Emirates Dirham divided into 150 shares of 1,000 United Arab Emirates Dirham each.

5.	FINANCIAL INFORMATION ON ATIC AND THE ACQUIROR

As ATIC was established on 28 September 2008 and its first financial year end is on 31 December 2009 and the Acquiror was newly incorporated on 2 September 2009 for the purpose of the Acquisition, no audited or unaudited financial statements of ATIC and the Acquiror have been prepared to date for inclusion in this Letter.

Save as a result of the financing of the Acquisition and the Scheme, there have been, within the knowledge of the directors of ATIC and the Acquiror, no known material changes in the financial position of ATIC and the Acquiror since their incorporation.

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

6.	MARKET QUOTATIONS

(a)	Transacted Prices

The highest, lowest (on the daily closing prices for the monthly market data) and last closing prices and transacted volume of the Company Shares on the SGX-ST on a monthly basis from March 2009 to September 2009, as reported in Bloomberg L.P., are set out below:

				Transacted
				Volume of
	Highest	Lowest		the
	Closing	Closing	Last	Company
	Price	Price	Closing Price	Shares
	(S$)	(S$)	(S$)	(’000)

Monthly Trades 2009

March	1.66	0.70	1.35	68,837
April	1.75	1.25	1.65	222,272
May	2.20	1.65	2.20	168,690
June	2.36	2.02	2.05	115,240
July	2.27	1.81	2.24	49,592
August	2.41	2.24	2.38	62,132
September	2.66	2.48	2.60	119,072

(b)	Highest and Lowest Prices

During the period commencing six (6) months prior to 7 September 2009 (being the date of the Announcement) and ending on the Latest Practicable Date, the highest closing price was S$2.66 per Company Share, transacted on 4 September 2009, and the lowest closing price was S$0.70 per Company Share, transacted on 12 March 2009.

(c)	Closing Prices

The closing price on:

(i)	4 September 2009, the last Business Day prior to the date of the Announcement, was S$2.66 per Company Share; and

(ii)	the Latest Practicable Date was S$2.62 per Company Share.

7.	DISCLOSURE OF INTERESTS IN SECURITIES AND DEALINGS

(a)	As at the Latest Practicable Date, save for the Irrevocable Undertakings from the Undertaking Shareholders, none of the Acquiror, its directors, or any party acting in concert with the Acquiror for the purpose of the Scheme, has received any irrevocable undertaking to vote in favour of the Scheme at the Court Meeting prior to the posting of this Letter. Details of the Company Shares held by the Undertaking Shareholders are set out in Paragraph 6 of the Explanatory Statement in the Scheme Document.

(b)	Save as disclosed in this Paragraph 7 of this Schedule A as at the Latest Practicable Date, or as at 29 September 2009 (being two (2) Business Days prior to the Latest Practicable

APPENDIX 3 - LETTER FROM THE ACQUIROR TO SHAREHOLDERS

Date) in relation to Credit Suisse and such entities and branches within the Credit Suisse Group AG presumed to be acting in concert with the Acquiror (the “CS Entities”), none of the Acquiror, its directors, any party acting in concert with the Acquiror for the purpose of the Scheme, owns, controls or has agreed to acquire Company Shares or securities which carry voting rights in the Company, or instruments convertible into, rights to subscribe for or options in respect of such Company Shares or such securities.

(c)	Save as set out below, as at the Latest Practicable Date, or as at 29 September 2009 (being two (2) Business Days prior to the Latest Practicable Date) in relation to the CS Entities, none of the Acquiror, its directors, any party acting in concert with the Acquiror for the purpose of the Scheme or the Undertaking Shareholders, has dealt for value in any Company Shares or securities which carry voting rights in the Company, or instruments convertible into, rights to subscribe for or options in respect of such Company Shares or such securities, during the period commencing three (3) months prior to the Announcement Date and ending on the Latest Practicable Date or 29 September 2009 (as the case may be):

			Price (US$)	Number of	Number of
			per	Company	Company
	Date of	Nature of	Company	Shares*	Shares*
Name	Transaction	Transaction	Share*	Acquired	Sold

Credit Suisse Securities (USA) LLC	20 July 2009	Buy	14.60	300	—
	21 July 2009	Sell	14.67	—	100
	23 July 2009	Sell	15.86	—	100
	23 July 2009	Sell	16.24	—	100
	5 August 2009	Buy	15.41	500	—
	6 August 2009	Sell	15.50	—	100
	14 August 2009	Sell	15.88	—	300
	14 August 2009	Sell	15.93	—	100

*	American Depositary Receipt(s)

(d)	Save for the Irrevocable Undertakings from the Undertaking Shareholders, as at the Latest Practicable Date, or as at 29 September 2009 (being two (2) Business Days prior to the Latest Practicable Date) in relation to the CS Entities, none of the Acquiror, its directors, or any party acting in concert with the Acquiror for the purpose of the Scheme, has entered into any arrangement of the kind referred to in Note 7 on Rule 12 of the Code, including indemnity or option arrangements, or any agreement or understanding, formal or informal, of whatever nature, relating to (i) the Company Shares or securities carrying voting rights in the Company; (ii) securities carrying conversion or subscription rights into any of (i); or (iii) options in respect of (i) or (ii) which may be an inducement to deal or refrain from dealing in the aforesaid securities.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

1.	DIRECTORS

The names, addresses and descriptions of the Directors as at the Latest Practicable Date are as follows:

Name	Address	Description

James A. Norling	7239 N Desert Fairways Drive Paradise Valley Arizona 85253 United States of America	Director and Chairman

Chia Song Hwee	35 Greenbank Park Green Bank Park Singapore 589396	Director, President and CEO

Philip Tan Yuen Fah	33 Namly Drive Shamrock Park Singapore 267447	Director and Chairman of the Audit Committee

Peter Seah Lim Huat	45 Binjai Park Binjai Park Singapore 589845	Director and Chairman of the ERCC

Charles E. Thompson	3750 E. Minton Place Mesa Arizona 85215 United States of America	Director

Tay Siew Choon	6 Third Avenue Singapore 266579	Director

Pasquale Pistorio	Via Marconi 19 23873 Missaglia Lecco Italy	Director

Steven H. Hamblin	9431 Windrush Drive Spring Texas 77379 United States of America	Director

Maurizio Ghirga	Via Matteotti 102 21020 Casciago (Va) Italy	Director

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

2.	PRINCIPAL ACTIVITIES

The Company was incorporated in Singapore on 16 November 1987. The Company Shares were listed on the Main Board of the SGX-ST on 1 November 1999 and the ADSs were listed on Nasdaq on 29 October 1999. The Company is one of the world’s leading dedicated semiconductor foundries. The Group provides comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and focus on providing foundry services to customers that serve high-growth, technologically advanced applications for the communications, consumer and computer sectors.

The Group currently owns, or has an interest in, six fabrication facilities — Fabs 2, 3, 3E, 5, 6 and 7, all of which are located in Singapore. In addition, the Group has service operations in nine locations in seven countries throughout North America, Europe and Asia.

3.	DISCLOSURE OF SHAREHOLDINGS AND DEALINGS

3.1	Disclosures of Interests in Securities.

3.1.1	Interests in the Securities of the Company:

(i)	As at the Latest Practicable Date, save as disclosed below, none of the Company Directors owns, controls or has agreed to acquire any Company Shares or Company Convertible Securities:

(a)	Interests in Company Shares:

		Direct Interest		Deemed Interest
	Name of	No. of		No. of
	Company	Company	Percentage	Company	Percentage
No.	Director	Shares	(%)	Shares	(%)
(1)	James A. Norling	39,799	n.m.	—	—

(2)	Chia Song Hwee	188,000	0.02	—	—

(3)	Philip Tan Yuen Fah	5,351	n.m.	—	—

(4)	Peter Seah Lim Huat	5,268	n.m.	—	—

(5)	Charles E. Thompson	41,890	n.m.	—	—

(6)	Tay Siew Choon	4,154	n.m.	—	—

(7)	Pasquale Pistorio	652,684	0.07	—	—

(8)	Steven H. Hamblin	13,422	n.m.	—	—

(9)	Maurizio Ghirga	3,389	n.m.	—	—

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

(b)	Interests in Options:

		No. of
		Company
	Name of	Shares	Exercise Price
	Company	comprised in	per Company
No.	Director	Options	Share (S$)	Exercise Period
(1)	James A. Norling	220,473	S$7.10 to S$25.80	1 May 2002 to 31 August 2012

(2)	Chia Song Hwee	1,362,878	S$4.78 to S$94.50	29 October 1999 to 31 August 2017

(3)	Philip Tan Yuen Fah	34,302	S$7.10 to S$8.10	26 August 2006 to 31 August 2012

(4)	Peter Seah Lim Huat	34,302	S$7.10 to S$8.10	26 August 2006 to 31 August 2012

(5)	Charles E. Thompson	24,878	S$7.10 to S$8.10	26 August 2006 to 31 August 2012

(6)	Tay Siew Choon	24,878	S$7.10 to S$8.10	26 August 2006 to 31 August 2012

(7)	Pasquale Pistorio	24,878	S$7.10 to S$8.10	26 August 2006 to 31 August 2012

(8)	Steven H. Hamblin	15,831	S$7.10 to S$8.10	25 August 2007 to 31 August 2012

(9)	Maurizio Ghirga	5,277	S$7.10	31 August 2008 to 31 August 2012

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

(c)	Interests in RSUs:

	Name of	No. of
	Company	Company Shares
No.	Director	comprised in RSUs	Vesting Period
(1)	James A. Norling	44,717	30 May 2010 to 7 August 2012

(2)	Chia Song Hwee	229,522	30 May 2010 to 29 May 2012

(3)	Philip Tan Yuen Fah	24,967	30 May 2010 to 7 August 2012

(4)	Peter Seah Lim Huat	24,967	30 May 2010 to 7 August 2012

(5)	Charles E. Thompson	20,585	30 May 2010 to 7 August 2012

(6)	Tay Siew Choon	21,935	30 May 2010 to 7 August 2012

(7)	Pasquale Pistorio	17,258	30 May 2010 to 7 August 2012

(8)	Steven H. Hamblin	23,206	30 May 2010 to 7 August 2012

(9)	Maurizio Ghirga	23,206	30 May 2010 to 7 August 2012

(d)	Interests in PSUs:

	Name of	No. of
	Company	Company Shares
No.	Director	comprised in PSUs	Vesting Period
(1)	James A. Norling	—	—

(2)	Chia Song Hwee	116,062	31 August 2010 to 29 May 2012

(3)	Philip Tan Yuen Fah	—	—

(4)	Peter Seah Lim Huat	—	—

(5)	Charles E. Thompson	—	—

(6)	Tay Siew Choon	—	—

(7)	Pasquale Pistorio	—	—

(8)	Steven H. Hamblin	—	—

(9)	Maurizio Ghirga	—	—

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

(ii)	As at the Latest Practicable Date, save as disclosed below and based on the Register of Substantial Shareholders maintained by the Company, none of the Substantial Shareholders has any interest, direct or indirect, in any Company Shares or Company Convertible Securities:

Name of Substantial Shareholder	Direct Interest		Deemed Interest

	No. of Company Shares	Percentage (%)	No. of Company Shares	Percentage (%)

Temasek Holdings (Private) Limited	—	—	586,752,688	62.28

Singapore Technologies Semiconductors Pte Ltd	586,752,688	62.28	—	—

Dodge & Cox International Stock Fund	74,293,836	7.89	—	—

(iii)	As at the Latest Practicable Date, none of (a) the IFA, (b) entities or branches which are members of the Deutsche Bank AG group of companies and which are incorporated, established or registered in Singapore or Hong Kong (the “DB Related Entities”) and (c) funds whose investments are managed by the IFA or the DB Related Entities on a discretionary basis, owns, controls or has agreed to acquire any Company Shares or Company Convertible Securities.

3.1.2	Interests in the Securities of the Acquiror:

(i)	As at the Latest Practicable Date, none of the Company or its subsidiaries owns, controls or has agreed to acquire any Acquiror Shares or Acquiror Convertible Securities.

(ii)	As at the Latest Practicable Date, none of the Company Directors owns, controls or has agreed to acquire any Acquiror Shares or Acquiror Convertible Securities.

3.1.3	Interests in the Securities of ATIC:

(i)	As at the Latest Practicable Date, none of the Company or its subsidiaries owns, controls or has agreed to acquire any ATIC Shares or ATIC Convertible Securities.

(ii)	As at the Latest Practicable Date, none of the Company Directors owns, controls or has agreed to acquire any ATIC Shares or ATIC Convertible Securities.

3.2	Disclosure of Dealings in Securities.

3.2.1	Dealings in the Securities of the Company:

(i)	Pursuant to the Company’s 27-for-10 rights offering completed on 15 April 2009, the following Company Directors subscribed for, and were allocated, excess rights to subscribe for the following number of Company Shares or ADSs, as the case

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

may be, at the following prices: (a) Steven Hugh Hamblin, 5,000 ADSs at US$0.45 per ADS; (b) Charles E Thompson, 662 Company Shares at S$0.07 per Company Share, (c) Tay Siew Choon, 662 Company Shares at S$0.07 per Company Share, and (d) Philip Tan Yuen Fah, 829 Company Shares at S$0.07 per Company Share. Further, Pasquale Pistorio, who took up rights to subscribe for 4,000,000 Company Shares (out of his entitlement to subscribe for 6,750,000 Company Shares) sold rights to subscribe for 2,750,000 Company Shares. Save as disclosed above, none of the Company Directors has dealt for value in the Company Shares or Company Convertible Securities during the period commencing six months immediately preceding the Announcement Date and ending on the Latest Practicable Date.

(ii)	None of (a) the IFA, (b) the DB Related Entities and (c) funds whose investments are managed by the IFA or the DB Related Entities on a discretionary basis, has dealt for value in any Company Shares or Company Convertible Securities during the six month period immediately preceding the Announcement Date and ending on the Latest Practicable Date.

3.2.2	Dealings in the Securities of the Acquiror:

(i)	None of the Company or any of its subsidiaries has dealt for value in the Acquiror Shares or Acquiror Convertible Securities during the period commencing six months immediately preceding the Announcement Date and ending on the Latest Practicable Date.

(ii)	None of the Company Directors has dealt for value in the Acquiror Shares or Acquiror Convertible Securities during the period commencing six months immediately preceding the Announcement Date and ending on the Latest Practicable Date.

3.2.3	Dealings in the Securities of ATIC:

(i)	None of the Company or any of its subsidiaries has dealt for value in the ATIC Shares or ATIC Convertible Securities during the period commencing six months immediately preceding the Announcement Date and ending on the Latest Practicable Date.

(ii)	None of the Company Directors has dealt for value in the ATIC Shares or ATIC Convertible Securities during the period commencing six months immediately preceding the Announcement Date and ending on the Latest Practicable Date.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

4.  FINANCIAL INFORMATION ON THE GROUP

4.1	Summary of Annual Financial Performance.

4.1.1	Summary of Annual Financial Performance: The financial data tabulated below is extracted from, and should be read with, the audited consolidated financial statements of the Group for FY2006, FY2007 and FY2008 and the related notes thereto (which are incorporated by reference and copies of which are also available for inspection as mentioned in Paragraph 15 of this Appendix):

CONSOLIDATED STATEMENTS OF OPERATIONS — in US Dollars
For the Years Ended December 31
In thousands (except per share data)

	2006	2007	2008

Net revenue	$1,414,525	$1,355,486	$1,661,120
Cost of revenue	(1,070,512)	(1,095,830)	(1,447,309)

Gross profit	344,013	259,656	213,811

Other revenue	21,030	22,930	13,367

OPERATING EXPENSES
Research and development	152,756	159,764	177,866
Sales and marketing	55,007	58,013	69,469
General and administrative	42,558	39,648	43,053
Other operating expenses, net	13,766	13,030	10,138

Total operating expenses, net	264,087	270,455	300,526

Equity in income of associated companies, net	36,040	33,836	25,997
Other income (loss), net	(2,689)	(2,418)	2,905
Interest income	44,591	27,031	15,379
Interest expense and amortization of debt discount	(87,950)	(60,325)	(67,971)

Income (loss) before income tax	90,948	10,255	(97,038)
Income tax expense (benefit)	23,924	(91,433)	(4,459)

Net income (loss)	67,024	101,688	(92,579)

Less: Accretion to redemption value of convertible redeemable preference shares	9,476	9,663	10,042

Net income (loss) available to ordinary shareholders	$57,548	$92,025	$(102,621)

Basic net earnings (loss) per ordinary share	$0.02	$0.04	$(0.04)

Diluted net earnings (loss) per ordinary share	$0.02	$0.04	$(0.04)

Basic net earnings (loss) per ADS	$0.23	$0.36	$(0.40)

Diluted net earnings (loss) per ADS	$0.23	$0.35	$(0.40)

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

	2006	2007	2008

Number of ordinary shares used in computing:
Basic net earnings (loss) per ordinary share	2,528,056	2,538,357	2,541,435
Effect of dilutive securities	6,009	330,260	—

Diluted net earnings (loss) per ordinary share	2,534,065	2,868,617	2,541,435

Number of ADS used in computing:
Basic net earnings (loss) per ADS	252,806	253,836	254,144
Effect of dilutive securities	601	33,026	—

Diluted net earnings (loss) per ADS	253,407	286,862	254,144

Net income (loss)	$67,024	$101,688	$(92,579)
Net unrealized gains (losses) on change in cash flow hedging fair values	(1,664)	1,824	(705)
Share of cash flow hedging gains of associated companies	9	1	—
Reclassification of cash flow hedging (gains) losses into earnings	435	(1,917)	554
Foreign currency translation	568	(33)	(658)
Unrealized losses on available-for-sale securities	(11)	(149)	(1,872)
Reclassification of realized losses on available-for-sale securities into earnings	2,350	835	1,287

Other comprehensive income (loss), net	1,687	561	(1,394)

Comprehensive income (loss), net	$68,711	$102,249	$(93,973)

4.1.2	Summary of Interim Financial Performance: The financial data tabulated below is extracted from, and should be read together with, the unaudited condensed consolidated financial statements of the Group for the financial period ended 30 June 2009 and the related notes thereto (which is incorporated by reference and a copy of which is also available for inspection as mentioned in Paragraph 15 of this Appendix):

	In thousands (except per share data)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009

Net revenue	$457,562	$349,012	$845,792	$592,947
Cost of revenue	387,711	318,086	711,339	589,493

Gross profit	69,851	30,926	134,453	3,454

Other revenue	2,710	2,041	8,320	3,857
OPERATING EXPENSES
Research and development	42,845	45,786	88,290	93,794
Sales and marketing	17,836	13,633	35,428	26,476
General and administrative	11,164	10,487	21,958	21,085
Other operating expenses, net	1,268	5,581	3,752	8,533

Total operating expenses, net	73,113	75,487	149,428	149,888

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

	In thousands (except per share data)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009

Equity in income of associated companies, net	9,458	6,109	19,251	4,479
Other income (loss), net	(787)	72	9,723	271
Interest income	3,559	1,431	8,616	2,591
Interest expense and amortization of debt discount	(17,803)	(15,429)	(33,437)	(30,491)

Loss before income tax	(6,125)	(50,337)	(2,502)	(165,727)
Income tax benefit	49,542	8,827	48,310	9,992

Net income (loss)	43,417	(41,510)	45,808	(155,735)
Less: Net loss attributable to the noncontrolling interest in CSP	—	2,126	—	17,578

Net income (loss) attributable to Chartered	43,417	(39,384)	45,808	(138,157)

Less: Accretion to redemption value of convertible redeemable preference shares	2,498	2,596	4,973	5,168

Net income (loss) available to ordinary shareholders of Chartered	$40,919	$(41,980)	$40,835	$(143,325)

Basic net earnings (loss) per ordinary share*	$0.11	$(0.05)	$0.11	$(0.26)
Diluted net earnings (loss) per ordinary share*	$0.10	$(0.05)	$0.10	$(0.26)
Basic net earnings (loss) per ADS*	$1.07	$(0.50)	$1.07	$(2.62)
Diluted net earnings (loss) per ADS*	$0.96	$(0.50)	$1.01	$(2.62)
Number of ordinary shares (in millions) used in computing:*
Basic net earnings (loss) per ordinary share	383.1	835.9	383.1	546.7
Effect of dilutive securities	69.0	—	68.8	—

Diluted net earnings (loss) per ordinary share	452.1	835.9	451.9	546.7

Number of ADS (in millions) used in computing:*
Basic net earnings (loss) per ADS	38.3	83.6	38.3	54.7
Effect of dilutive securities	6.9	—	6.9	—

Diluted net earnings (loss) per ADS	45.2	83.6	45.2	54.7

Net income (loss)	$43,417	$(41,510)	$45,808	$(155,735)
Other comprehensive income (loss):
Net unrealized gains (losses) on change in cash flow hedging fair values	(68)	10	44	447
Reclassification of cash flow hedging losses into earnings	95	209	236	2
Foreign currency translation	57	201	89	3
Unrealized gains (losses) on available-for-sale securities	(261)	88	(1,341)	280
Reclassification of realized losses on available-for-sale securities into earnings	842	—	842	365

Other comprehensive income (loss), net	665	508	(130)	1,097

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

	In thousands (except per share data)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009

Comprehensive income (loss), net	44,082	(41,002)	45,678	(154,638)
Less: Comprehensive loss attributable to the noncontrolling interest in CSP	—	2,106	—	17,535

Comprehensive income (loss) attributable to Chartered	$44,082	$(38,896)	$45,678	$(137,103)

*	As adjusted retroactively for the rights offering and the share consolidation — see Note 4 of the unaudited condensed consolidated financial statements for more details.

4.2	Statement of Assets and Liabilities.

A summary of the consolidated balance sheets extracted from the audited consolidated financial statements of the Group for FY2008, being the latest published audited consolidated financial statements of the Group prior to the Latest Practicable Date, and the unaudited consolidated balance sheet as at 30 June 2009, is set out below. The financial data tabulated below should be read together with the audited consolidated financial statements of the Group for FY2008, the unaudited condensed consolidated financial statements of the Group for the financial period ended 30 June 2009 and the respective related notes thereto (which are incorporated by reference and copies of which are also available for inspection as mentioned in Paragraph 15 of this Appendix):

	In thousands
	(except per share data)
	As of
	December 31,	June 30,
	2008	2009

ASSETS
Cash and cash equivalents	$524,501	$773,571
Restricted cash	69,560	65,127
Marketable securities	950	1,230
Receivables, less allowances of $2,451 in 2008 and $2,400 in 2009	224,428	241,564
Inventories	189,498	146,396
Other investments	19,634	4,800
Other current assets	19,840	19,347

Total current assets	1,048,411	1,252,035
Investment in associated companies	28,924	32,368
Technology licenses and other intangible assets, net	48,178	39,560
Property, plant and equipment, net	2,845,668	2,749,271
Other non-current assets	53,992	54,266

Total assets	$4,025,173	$4,127,500

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

	In thousands
	(except per share data)
	As of
	December 31,	June 30,
	2008	2009

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND EQUITY
Payables	$311,264	$248,472
Current installments of long-term debt and capital lease obligations	163,232	164,659
Other current liabilities	102,355	80,315

Total current liabilities	576,851	493,446
Long-term debt and capital lease obligations, excluding current installments	1,677,228	1,716,465
Other non-current liabilities	61,801	53,148

Total liabilities	2,315,880	2,263,059
Convertible redeemable preference shares	265,879	271,047
Ordinary share capital	2,706,244	3,010,862
Accumulated deficit	(1,208,166)	(1,346,323)
Accumulated other comprehensive loss	(54,664)	(53,610)

Total shareholders’ equity of Chartered	1,443,414	1,610,929
Noncontrolling interest in CSP	—	(17,535)

Total equity	$1,443,414	$1,593,394

Total liabilities, convertible redeemable preference shares and total equity	$4,025,173	$4,127,500

5.  MATERIAL CHANGES IN FINANCIAL POSITION

5.1	No Other Material Changes. As at the Latest Practicable Date, save (i) as disclosed in this Scheme Document, (ii) as publicly announced on the SGX-ST and submitted to the SEC via a report on Form 6-K and (iii) for the costs and expenses incurred or to be incurred in connection with the Acquisition and the implementation of the Scheme, there are no known material changes in the financial position of the Company subsequent to the last published audited consolidated financial statements for FY2008.

5.2	Outlook. Shareholders’ attention is drawn to the Outlook, which is reproduced in Appendix 10 of this Scheme Document.

The Directors confirm that the Outlook remains valid for the purpose of the Scheme and the Auditors and the IFA who reported on the Outlook have each indicated that they have no objection to their reports continuing to apply to the Outlook. The IFA’s Letter on the Outlook is set out in Appendix 11 of this Scheme Document.

5.3	Unaudited Condensed Consolidated Financial Statements for the Financial Period Ended 30 September 2009. Shareholders’ attention is further drawn to the unaudited condensed consolidated financial statements of the Group for the financial period ended 30 September 2009 and the related notes thereto to be released by the Company to the SGX-ST and submitted to the SEC via a report on Form 6-K towards the end of October 2009 in line with the Company’s customary practice.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

5.4	Others. In light of the Acquisition, the Company will not be providing guidance for its fourth quarter ending 31 December 2009 and will also not host a conference call or web cast. Results for the third quarter ended 30 September 2009 are currently scheduled to be announced towards the end of October 2009 in line with the Company’s customary practice. Considering that the Company is in the midst of the Acquisition, in order to be able to provide fourth quarter guidance, it would need to make several assumptions and estimates which are dependent on whether and when the Acquisition will be completed. This can result in significant uncertainty while forecasting its results for the fourth quarter ending 31 December 2009 and the management of the Company has therefore decided not to provide such guidance.

6.  SIGNIFICANT ACCOUNTING POLICIES

The following is extracted from the “Notes to the Consolidated Financial Statements” of the Group for FY2008:

(b)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“U.S. GAAP”).

The consolidated financial statements reflect the accounts of Chartered and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation of the minority shareholders of CSP was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations:

	2006	2007	2008

Net losses not allocated to the minority shareholders of CSP according to their proportionate ownership	$12,831	$5,396	$826

The cumulative net losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2007 and 2008 are $212,670 and $213,496, respectively.

(c)	Cumulative Effect Adjustment

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” which requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach (“dual approach”). The rollover approach quantifies misstatements based on the amount of the

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

error originating in the current year statement of operations whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. The Company adopted SAB 108 effective January 1, 2006.

As a transition accommodation SAB 108 permits a cumulative effect adjustment, without restatement of previously issued financial statements, to be used for errors that are determined to be immaterial pursuant to the Company’s previous method of quantification of unadjusted errors but are determined to be material under the dual approach. Prior to the adoption of SAB 108, the Company had quantified unadjusted errors under the rollover approach and had assessed these unadjusted errors to be immaterial — individually and in the aggregate. Upon initial adoption of SAB 108 for the fiscal year 2006, the Company quantified unadjusted errors under the dual approach and assessed that these unadjusted errors are material. As such, the Company elected to report a cumulative effect adjustment as of January 1, 2006 for those unadjusted errors quantified as of January 1, 2006. The accumulated deficit as of January 1, 2006 in the consolidated statement of shareholders’ equity reflects this cumulative effect adjustment.

(d)	Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Significant items subject to judgment and estimate include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, other-than-temporary impairment assessments of other investments, available-for-sale securities and investments in other equity securities, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the determination of normal capacity of the Company’s production facilities, the recognition of revenue, the recognition and measurement of the sales credits and returns allowance, the likelihood of achieving the milestones attached to Government grants, management’s projections of achievement of performance conditions for grants under the performance share units plan over the performance period, the fair value of share-based employee compensation awards and financial instruments, the amount of asset retirement obligations and costs, and the valuation of net assets acquired from purchase business combinations. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets; volatile equity, foreign currency and energy markets; and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

During 2006, the Company changed the estimated salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected salvage values than the Company had historically estimated. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. The impact of this change was an increase in the Company’s net income by $11,289, $10,801 and $1,851 for the years ended December 31, 2006, 2007 and 2008, respectively. Basic and diluted net earnings per American Depositary Shares (“ADS”) increased by $0.04 for the years ended December 31, 2006 and 2007, and basic and diluted net loss per ADS decreased by $0.01 for the year ended December 31, 2008. Basic and diluted net earnings per ordinary share for the years ended December 31, 2006, 2007 and 2008 were not affected by the impact of this change.

During 2008, the Company observed a change in the expected technology lifecycle of the twelve-inch process technology and, as a result, decided to perform a detailed reassessment of the estimated useful lives of the Company’s twelve-inch process equipment and machinery and the related mechanical and electrical installations. The assessment was finalized in the fourth quarter of 2008 and as a result, the Company revised the estimated useful lives of these twelve-inch process equipment and machinery from five years to eight years and the related mechanical and electrical installations from ten years to fifteen years. In addition, the estimated salvage values of the related process equipment and machinery were reduced to zero. These changes were made to better reflect the expected pattern of economic benefits from the use of the equipment and machinery over time based on an analysis of the expected technology lifecycle, historical usage experience and industry practices. The change in estimated useful lives and residual values is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a decrease in the Company’s net loss by $18,090 for the year ended December 31, 2008. Basic and diluted net loss per ADS and ordinary share decreased by $0.07 and $0.01 respectively for the year ended December 31, 2008.

The Company changed the estimated useful lives for certain technology-related intangible assets classified under “Technology licenses” in the consolidated balance sheets from three to five years during 2008. The change was made to better reflect the expected pattern of economic benefits from the use of the intangible assets over time based on an analysis of the expected future usage of the underlying technology and historical usage experience. The change in estimated useful lives is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a decrease in the Company’s net loss by $1,468 for the year ended December 31, 2008. Basic and diluted net loss per ADS decreased by $0.01 for the year ended December 31, 2008. Basic and diluted net loss per ordinary share for the year ended December 31, 2008 were not affected by the impact of this change.

During 2008, the Company revised its estimates for asset retirement obligations associated with the Company’s facilities built on land held under long-term operating leases. The revision was made to reflect changes in the estimated amounts. The change will result in higher accretion expense and lower depreciation over the remaining lives of the underlying assets. The impact of this change was a decrease in the Company’s net loss by $146 for the year ended December 31, 2008. Basic and diluted net loss per ADS and ordinary share for the year ended December 31, 2008 were not affected by the impact of this change.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

(e) Foreign Currency

The functional currency of Chartered and its subsidiaries is the U.S. dollar. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies at financial year-end exchange rates, are included in the line item “Other operating expenses, net” in the consolidated statements of operations.

(f) Business and Credit Concentrations

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of selling prices. The market for semiconductors is characterized by rapid technological change, intense competition and fluctuations in end-user demand. The Company depends, and will continue to depend, for a significant portion of its revenue on a relatively limited number of customers who from time to time may be concentrated in particular end markets. Customer concentration is more significant for the Company’s leading-edge process technologies. The five largest customers of the Company accounted for 60%, 61% and 63% of net revenue in the years ended December 31, 2006, 2007 and 2008, respectively. Total accounts receivable from these customers was $95,336 and $106,604 at December 31, 2007 and 2008, respectively. The Company’s top customer profile may change from period to period depending on the strength of various market sectors.

In terms of geographical concentration, a significant portion of the Company’s business is concentrated in the United States of America, while the Company’s manufacturing activities are entirely located in the Republic of Singapore. Composition of the Company’s revenue and long-lived assets by geographical area is presented in Note 24 to the consolidated financial statements.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, derivative financial instruments, investments and receivables. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument in the consolidated balance sheets.

The Company mitigates the concentration of its credit risk in trade receivables through its credit evaluation process, credit policies and credit control and collection procedures. The Company’s exposure to credit risk in trade receivables is influenced mainly by individual characteristics of each customer. The default risk of the country in which the customer is located also has influence on credit risk but to a lesser extent. The Company does not obtain collateral from customers.

The Company mitigates the concentration of credit risk regarding cash and cash equivalents by placing these amounts with major international banks and financial institutions. Cash and cash equivalents are generally available upon demand. Cash and cash equivalents deposited with a single counterparty bank accounted for 26% and 20% of total balances at December 31, 2007 and 2008, respectively.

The Company is exposed to credit risk and market risk by using derivative instruments to hedge exposures of changes in foreign currency rates and interest rates. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, is not exposed to credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company assesses interest rate cash flow risk and currency exchange cash flow risk by identifying and monitoring changes in interest rate or currency exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The amounts related to derivative instruments which are subject to credit risk are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty. The Company’s hedging practices are further described in Note 22.

The Company obtains most of its raw materials and supplies, including critical raw materials such as raw semiconductor wafers, from a limited number of vendors. Some of these raw materials and supplies are available from a limited number of vendors in limited quantities and their procurement may require a long lead time. In certain instances, the Company only has one qualified supplier for raw materials and supplies.

The Company also depends on a limited number of original equipment manufacturers and vendors that make and sell certain complex equipment and equipment spare parts that the Company uses in its manufacturing processes. In the event of shortage of supply of equipment spare parts, the Company would need to qualify alternative sources and/or equipment spare parts.

Current adverse global economic conditions and further deterioration of those conditions could cause our suppliers to experience credit or other financial difficulties that could result in delays in their ability to supply the Company with necessary raw materials and supplies, as well as equipment and equipment spare parts.

(g) Cash Equivalents

Cash equivalents consist of highly liquid investments in money market funds and short-term deposits with banks that are readily convertible into cash and have original maturities of three months or less.

(h) Marketable Securities

The Company classifies its investments in marketable equity and debt securities as “available-for-sale”, “held-to-maturity” or “trading” at the time of purchase in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. There are no investments classified as trading or held-to-maturity as of December 31, 2007 and 2008. There have been no transfers between investment classifications in any of the periods presented.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, if any, reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale or impairment of available-for-sale securities are determined on a specific-identification basis. The fair value of available-for-sale securities is based on quoted market prices in active markets for identical assets. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary will result in an impairment, which is included in the line item “Other income (loss), net” in the consolidated statements of operations. In determining whether a decline in fair value is other-than-temporary, the Company considers various factors including market price (when available), analyst reports on the companies it has invested in and relevant industry reports relating to these companies, the financial condition and near-term prospects of the issuers, the length of time and the extent to which the fair value has been less than cost and the Company’s intent and ability to hold the investments for a reasonable period of time sufficient to allow for any anticipated recovery in fair value.

(i) Accounts Receivable

The Company reviews its accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances, the Company considers the age of the balance, the customer’s payment history, their current credit-worthiness and current economic conditions.

(j) Inventories

Inventories consist of work-in-progress, raw materials and consumable supplies and spares and are stated at the lower of cost or market. Cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted-average basis. Standard cost is based on estimates of materials, labor and other costs incurred in each process step associated with the manufacture of the Company’s products. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity, with costs arising from abnormal under-utilization of capacity expensed when incurred. The Company routinely reviews its inventories for their saleability and for indications of obsolescence to determine if inventory carrying values are higher than market value. Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories.

(k) Other Investments

The Company accounts for its investment in a non-marketable private enhanced cash fund (“the Fund”) as a cost-method investment. Any decline in the fair value of the Fund below cost that is deemed to be other-than-temporary will result in an impairment, which is included in the line item “Other income (loss), net” in the consolidated statements of operations. In determining whether a decline in fair value is other-than-temporary, the Company considers various factors including market price of underlying holdings (when available), investment ratings, the financial condition and near-term prospects of the investee, the length of time and the extent to which the fair value has been less than cost, and the Company’s intent and ability to hold the investment for a reasonable period of time sufficient to allow for any anticipated recovery in fair value.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

The fair value of the Fund and its underlying debt and securities is assessed by utilizing market prices as provided by independent pricing services, or when such prices are not available, by using a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, the Company determined that the fair value of the Fund and its underlying debt securities approximated the fair values as provided by the investment manager of the Fund.

(l) Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” and related amendments and interpretations, the Company records derivatives on the balance sheet as assets or liabilities measured at fair value. The fair values of forward foreign exchange contracts are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources, including brokers and market transactions. For derivative asset and liability positions which fall between the dates of quoted prices, extrapolation of rate or maturity scenarios are used in determining fair values. The fair values of embedded derivatives are determined in a similar manner as forward foreign exchange contracts, except that the Company makes certain assumptions about the maturity dates of such embedded derivatives as maturity dates are generally not included in the host contracts.

On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. Once a hedging relationship is established, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, at the hedge’s inception. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as fair-value hedges are recorded in earnings, along with the loss or gain on the hedged assets or liabilities or unrecognized firm commitment of the hedged item that are attributable to the hedged risks. Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash-flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged items. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

The Company discontinues hedge accounting prospectively when it determines that a derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

(m)	Technology Licenses and Other Intangible Assets

Technology licenses are stated at cost and amortized on a straight-line basis over the shorter of the expected life of the related technology or the license period. Other intangible assets are amortized based on the pattern in which the economic benefits are utilized and if such a pattern cannot be reliably determined, on a straight-line basis. The amortization periods of technology licenses and other intangible assets are as follows:

	Years ended December 31,	Year ended December 31,
	2006 and 2007	2008

Technology licenses	3 to 10 years	3 to 10 years
Other intangible assets	—	3 to 6 years

During 2008, the Company changed the estimated useful lives for certain technology-related intangible assets classified under “Technology licenses” in the consolidated balance sheets from three to five years. The change in estimated useful lives was applied prospectively from October 1, 2008.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

(n) Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated to their estimated salvage values using the straight-line method over their estimated useful lives as follows:

	Years ended December 31,	Year ended December
	2006 and 2007	31, 2008

Buildings	20 years (or, if shorter, the remaining period of the lease of the land on which the buildings are erected)	20 years (or, if shorter, the remaining period of the lease of the land on which the buildings are erected)
Mechanical and electrical installations	10 years	6 to 15 years
Equipment and machinery	5 years	5 to 8 years
Office and computer equipment	2 to 5 years	2 to 5 years

During 2008, the Company changed the estimated useful lives of certain twelve-inch process equipment and machinery from five years to eight years and the related mechanical and electrical installations from ten years to fifteen years. In addition, the estimated salvage values of the related process equipment and machinery were reduced to zero. These changes were applied prospectively from October 1, 2008.

The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the Company’s pooled borrowings related to purchases of property, plant and equipment. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is included in the line item “Other operating expenses, net” in the consolidated statements of operations.

Property, plant and equipment acquired through capital leases are capitalized at the lower of fair value or the present value of the minimum lease payments at the inception of the lease. The minimum lease payments are allocated between interest expense and reductions of the lease obligation so as to produce a constant periodic rate of interest on the remaining balance of the lease obligation. Assets under capital leases are depreciated over the shorter of their estimated useful lives or the lease term.

(o)	Impairment of Long-Lived Assets, including Technology Licenses and Other Intangible Assets

The Company reviews long-lived assets, including technology license agreements and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of long-lived asset groups to be held and used are measured by a comparison of the carrying amounts to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If an asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amounts of the long-lived assets exceed their fair value. The Company does not have any intangible assets with indefinite useful lives.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less cost to sell. Depreciation ceases when such long-lived assets are classified as held-for-sale. Long-lived assets to be abandoned are considered held and used until they are disposed of, which is the point at which they cease to be used.

(p) Asset Retirement Obligations

The Company records asset retirement obligations in accordance with the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” which requires recognition of a liability for an asset retirement obligation in the period in which it is incurred at its estimated fair value. Asset retirement obligations consist of the present value of the estimated costs of dismantlement, removal, site reclamation and similar activities associated with the Company’s facilities built on land held under long-term operating leases. The asset retirement obligations are recorded as a liability at the estimated present value as of the asset’s inception discounted using a credit-adjusted risk-free rate. The Company does not provide for a market risk premium associated with asset retirement obligations because a reliable estimate cannot be determined. After initial recognition, the liability is increased for the passage of time, with the increase being reflected as accretion expense in the line item “Other operating expenses, net” in the consolidated statements of operations. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. Subsequent adjustments in the estimated amounts, timing and probability of the estimated future costs other than changes resulting from the passage of time are recognized as an increase or decrease in the carrying amount of the liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

(q) Revenue Recognition

The Company derives revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabricating services such as masks generation and engineering services. The Company enters into arrangements with customers which typically include some or all of the above deliverables.

When arrangements include multiple deliverables, the Company first determines whether each deliverable meets the separation criteria in Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a separate “unit of accounting”. The total arrangement consideration is then allocated to each separate unit of accounting based on their relative fair values. Substantially all of the Company’s arrangements for the sale of semiconductor wafers and related services consist of a single unit of accounting.

Revenue for each unit of accounting is recognized when the contractual obligations have been performed and title and risk of loss has passed to the customer, there is evidence of a final arrangement as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable, collection of the revenue is reasonably assured, and, where applicable, delivery has occurred. Generally this results in revenue recognition upon shipment of wafers. Revenue represents the invoiced value of goods and services supplied excluding goods and

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

services tax, less allowances for estimated sales credits and returns. The Company estimates allowances for sales credits and returns based on historical experience and management’s estimate of the level of future claims. Additionally, the Company accrues for specific items at the time their existence is known and amounts are estimable.

The Company also derives other revenue relating to rental income and management fees which is recognized when the contractual obligations have been performed, there is evidence of a final arrangement, fees are fixed or determinable and collection of the revenue is reasonably assured. Generally, revenue from rental is recognized over the lease period and management fee revenue is recognized when services are rendered. These are recorded in the line item “Other revenue” in the consolidated statements of operations.

Goods and services taxes collected from customers and remitted to Governmental authorities are accounted for on a net basis and therefore excluded from revenues in the consolidated statements of operations.

(r) Government Grants

The Company has received grants from various agencies of the Government of Singapore. The Company recognizes grants when there is reasonable assurance that the conditions attached to the grant will be complied with and that the grant will be received.

Income-related grants are subsidies of expenses incurred, and are disbursed based on the terms of the respective grants, the amount of qualifying expenditures incurred and the achievement of the conditions attached to the grants. Income-related grants are recorded as a reduction of the expenses which they are intended to reimburse.

(s) Share-Based Compensation

The Company adopted the provisions of SFAS No. 123(R), “Share-Based Payments” on January 1, 2006. Under SFAS No. 123(R), share-based compensation expense related to employee grants is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period, adjusted for forfeitures. Share-based compensation expense related to non-employees, primarily granted to employees of SMP, is accounted for utilizing the measurement guidance of EITF 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The Company adopted the provisions of SFAS No. 123(R) using the modified prospective application. Under the modified prospective application, prior periods are not revised for comparative purposes. The provisions of SFAS No. 123(R) apply to new awards issued on or after the effective date (“new awards”), unvested awards that are outstanding on the effective date, and to subsequent modification or cancellation of awards. Share-based compensation expense for new awards granted to employees is recognized on a straight-line basis over the vesting period for the entire award. Share-based compensation expense for unvested awards that are outstanding on the effective date and awards for non-employees continues to be recognized in accordance with FASB Interpretation No. 28 (“FIN 28”), “Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans”.

Share-based compensation expense is calculated based on awards ultimately expected to vest after adjusting for estimated future pre-vesting forfeitures. SFAS No. 123(R) requires forfeitures to

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

be estimated at the time of grant and revised, if necessary, in subsequent reporting periods if actual forfeitures differ from those estimates.

Share-based compensation expense for the market-based portion of awards granted is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period, adjusted for forfeitures.

Share-based compensation expense for the performance-based portion of awards granted is recorded as compensation expense over the employee’s requisite service period based on management’s estimate of the number of shares that will ultimately be issued. Accordingly, for each reporting period, the Company determines the compensation expense based upon the grant-date fair value, management’s projections of achievement of performance-based conditions over the performance period and the resulting estimate of shares that will ultimately be issued.

(t) Product Warranties

The Company guarantees that products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable. Expenses for warranty costs were not significant in any of the years presented.

(u) Deferred Loan Costs

Expenses associated with the issuance of long-term debt are capitalized and amortized over the terms of the respective arrangements using the effective interest rate method.

(v) Operating Leases

Rental on operating leases, including the effects of scheduled rent increases, lease incentives and rent holidays, are charged to expense on a straight-line basis over the term of the lease. Contingent rentals are charged to expense when they are incurred.

(w)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the scheduled reversal of existing deferred tax liabilities, tax planning strategies, taxable income in carryback years and the Company’s expectations of taxable income in future years.

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, or FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The Company’s accounting policy is to treat interest and penalties as a component of income taxes.

(x) Net Earnings (Loss) Per Ordinary Share

Basic net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares and dividing the resulting amount of net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted net earnings per ordinary share is computed using the weighted-average number of ordinary shares outstanding plus potentially dilutive securities, which includes the dilutive effect of share options using the treasury stock method, the dilutive effect of restricted share units, the impact of contingently issuable share-based awards with performance conditions and the dilutive effect of ordinary shares issuable upon the assumed conversion of the Company’s convertible securities. The accretion charges on convertible securities are added back to net income available to ordinary shareholders when the related ordinary share equivalents are included in computing diluted net earnings per ordinary share.

The following table reconciles net income (loss) and ordinary shares outstanding used in the computation of basic and diluted net earnings (loss) per ordinary share for 2006, 2007 and 2008:

	2006		2007		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss) available to ordinary shareholders	$57,548	57,548	$92,025	92,025	$(102,621)	(102,621)
Accretion to redemption value of convertible redeemable preference shares	—	—	—	9,663	—	—

Net income (loss) available for per-share / ADS computation	$57,548	57,548	$92,025	101,688	$(102,621)	(102,621)

Per-share computation:
Weighted-average number of ordinary shares outstanding	2,528,056	2,528,056	2,538,357	2,538,357	2,541,435	2,541,435
Dilutive effect of potential ordinary shares issuable from share-based awards	—	6,009	—	5,116	—	—
Dilutive effect of potential ordinary shares issuable from conversion of convertible redeemable preference shares	—	—	—	325,144	—	—

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

	2006		2007		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Weighted-average number of ordinary shares outstanding for per-share computation	2,528,056	2,534,065	2,538,357	2,868,617	2,541,435	2,541,435

Per-ADS computation:
Weighted-average number of ordinary shares outstanding	252,806	252,806	253,836	253,836	254,144	254,144
Dilutive effect of potential ordinary shares issuable from share-based awards	—	601	—	512	—	—
Dilutive effect of potential ordinary shares issuable from conversion of convertible redeemable preference shares	—	—	—	32,514	—	—

Weighted-average number of ordinary shares outstanding for per-ADS computation	252,806	253,407	253,836	286,862	254,144	254,144

Net earnings (loss) per ordinary share	$0.02	0.02	$0.04	0.04	$(0.04)	(0.04)

Net earnings (loss) per ADS	$0.23	0.23	$0.36	0.35	$(0.40)	(0.40)

The Company excluded certain potentially dilutive securities for each financial year presented from its diluted net earnings (loss) per ordinary share computation because:

i.	The exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price; or

ii.	The total assumed proceeds under the treasury stock method resulted in negative incremental shares; or

iii.	The accretion to redemption value of convertible securities per ordinary share obtainable on conversion was higher than the basic net earnings per ordinary share, as adjusted for the effect of any potentially dilutive securities which were more dilutive than the convertible securities; or

iv.	The conditions for the vesting of the performance share units were not expected to be met; or

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

v.	The Company had net losses.

A summary of the excluded potentially dilutive securities is as follows:

	December 31,
	2006	2007	2008

Convertible redeemable preference shares	325,144	—	325,144
Call options with Goldman Sachs International (“GS”)	214,800	214,800	214,800
Employee share options	96,479	94,086	105,478
Restricted share units	—	—	11,328
Performance share units	—	2,316	4,719

The conversion price of the convertible redeemable preference shares is $0.8719 per share. The call options with Goldman Sachs International (“GS”) have a per share exercise price of S$1.600 as of December 31, 2006 and a per share exercise price of US$1.408 as of December 31, 2007 and 2008. The weighted-average exercise prices of employee share options outstanding were $1.89, $1.82 and $1.81 as of December 31, 2006, 2007 and 2008, respectively.

7.  CHANGES IN ACCOUNTING POLICIES

7.1	Save as disclosed below in Paragraph 7.2 of this Appendix, as at the Latest Practicable Date, there has been no change in the accounting policies of the Group since 31 December 2008, the date to which the last audited consolidated financial statements of the Group were drawn up, which would result in a material variation in the figures provided in such audited consolidated financial statements.

7.2	On 1 January 2009, the Group adopted Financial Accounting Standards Board Accounting Standards Codification 810-10 (the “ASC 810-10”) on non-controlling interests in consolidated financial statements. Under the ASC 810-10, accounting and reporting for minority interests are recharacterized as non-controlling interests and classified as a component of equity. The ASC 810-10 also establishes reporting requirements that provide sufficient disclosures to clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Supplemental pro forma financial information is presented below as if the ASC 810-10 was not adopted on 1 January 2009.

Six Months Ended
June 30, 2009
Presented in Thousands

Pro forma net loss attributable to the Company	155,735
Pro forma net loss available to Shareholders	160,903
Pro forma basic net loss per Company Share	0.29
Pro forma diluted net loss per Company Share	0.29
Pro forma basic net loss per ADS	2.94
Pro forma diluted net loss per ADS	2.94

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

8.  SHARE CAPITAL

8.1	Issued Share Capital. As at the Latest Practicable Date, the issued share capital of the Company is:

8.1.1	S$4,866,230,884.158, in respect of 942,060,579 Company Shares (including Company Shares represented by ADSs); and

8.1.2	US$239,365,854.00, in respect of 28,350 CRPS, convertible into 68,810,679 Company Shares at the prevailing US$4.12 conversion price.

Further, as at the Latest Practicable Date, the Company had (i) 14,479,461 Company Shares comprised in outstanding Options, (ii) 3,791,383 Company Shares comprised in outstanding RSUs, (iii) 979,754 Company Shares comprised in outstanding PSUs and (iv) 32,388,322 Company Shares comprised in the GS Option.

8.2	Shares Issued since 31 December 2008.

8.2.1	Company Shares:

(i)	As at 31 December 2008, there were 2,543,199,909 Company Shares in issue.

(ii)	Between 1 January 2009 and 15 May 2009, 6,871,143,394 Company Shares were issued for cash by the Company pursuant to (a) a rights issue undertaken by the Company and (b) the issuance of Company Shares to certain of the Company’s employees under the Company’s Employee Share Purchase Plan 2004. Accordingly, as at 15 May 2009, there were 9,414,343,303 Company Shares in issue.

(iii)	Pursuant to the share consolidation exercise undertaken by the Company, every 10 Company Shares were consolidated into one Company Share, fractions disregarded, with effect from 5:00 p.m. on 20 May 2009. Accordingly, immediately upon such share consolidation, the Company had 941,433,787 Company Shares in issue.

(iv)	From 20 May 2009 up to the Latest Practicable Date, no Company Shares were issued for cash by the Company pursuant to the exercise of Options under the ESOP, and 590,918 Company Shares and 35,874 Company Shares were issued by the Company pursuant to the vesting of RSUs and PSUs, respectively.

8.2.2	CRPS: Since 31 December 2008, no further CRPS were issued by the Company.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

8.3	Company Convertible Securities. As at the Latest Practicable Date and save as disclosed below, there were no outstanding Company Convertible Securities:

8.3.1	Options: As at the Latest Practicable Date, there were outstanding Options to subscribe for an aggregate of 14,479,461 new Company Shares granted under the ESOP, details of which are as follows:

		No. of Company	Exercise Price per
		Shares comprised	Company Share
Date of Grant	Exercise Period	in Options	(S$)
29-Oct-99	29-Oct-99 to 29-Oct-09	222,445	$19.00

29-Oct-99	29-Apr-00 to 29-Oct-09	42,412	$19.00

29-Oct-99	29-Oct-00 to 29-Oct-09	21,597	$19.00

06-Apr-00	06-Apr-01 to 06-Apr-10	828,380	$94.50

03-Oct-00	03-Oct-01 to 03-Oct-10	1,126,977	$67.20

28-Mar-01	28-Mar-02 to 28-Mar-11	664,578	$26.90

15-Jun-01	15-Jun-02 to 15-Jun-11	139,351	$28.60

15-Aug-01	15-Aug-02 to 15-Aug-11	628,219	$28.30

18-Jan-02	18-Jan-03 to 18-Jan-12	13,255	$27.00

22-Feb-02	22-Feb-03 to 22-Feb-12	625,601	$23.00

01-May-02	01-May-02 to 01-May-12	176,746	$25.80

30-Aug-02	30-Aug-03 to 30-Aug-12	1,212,299	$12.40

20-Jan-03	20-Jan-04 to 20-Jan-13	22,615	$6.70

28-Feb-03	28-Feb-04 to 28-Feb-13	619,880	$4.78

07-Apr-03	07-Apr-04 to 07-Apr-13	37,695	$4.58

29-Aug-03	29-Aug-04 to 29-Aug-13	1,387,092	$7.30

27-Feb-04	27-Feb-05 to 27-Feb-14	1,492,713	$11.30

30-Jul-04	30-Jul-04 to 30-Jul-14	281,540	$6.80

26-Aug-05	26-Aug-06 to 26-Aug-10	131,896	$7.70

26-Aug-05	26-Aug-06 to 26-Aug-15	1,350,988	$7.70

03-Oct-05	03-Oct-06 to 03-Oct-15	150,782	$7.70

26-Oct-05	26-Oct-06 to 26-Oct-15	15,076	$7.10

13-Feb-06	13-Feb-07 to 13-Feb-16	30,156	$8.90

27-Jun-06	27-Jun-07 to 27-Jun-16	30,156	$9.30

10-Jul-06	10-Jul-07 to 10-Jul-16	12,060	$9.10

21-Jul-06	21-Jul-07 to 21-Jul-16	9,044	$8.20

25-Aug-06	25-Aug-07 to 25-Aug-11	154,334	$8.10

25-Aug-06	25-Aug-07 to 25-Aug-16	1,701,856	$8.10

03-Oct-06	03-Oct-07 to 03-Oct-16	30,156	$7.80

05-Feb-07	05-Feb-08 to 05-Feb-17	15,076	$9.90

02-Apr-07	02-Apr-08 to 02-Apr-17	15,076	$9.70

02-Jul-07	02-Jul-08 to 02-Jul-17	18,092	$9.00

10-Aug-07	10-Aug-08 to 10-Aug-17	9,044	$7.50

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

		No. of Company	Exercise Price per
		Shares comprised	Company Share
Date of Grant	Exercise Period	in Options	(S$)
31-Aug-07	31-Aug-08 to 31-Aug-12	74,095	$7.10

31-Aug-07	31-Aug-08 to 31-Aug-17	1,005,751	$7.10

24-Sep-07	24-Sep-08 to 24-Sep-17	6,028	$7.10

24-Oct-07	24-Oct-08 to 24-Oct-17	7,536	$7.10

16-May-08	16-May-09 to 16-May-18	150,780	$6.11

10-Jul-08	10-Jul-09 to 10-Jul-18	6,028	$4.58

21-Jul-08	21-Jul-09 to 21-Jul-18	4,520	$4.65

24-Oct-08	24-Oct-09 to 24-Oct-18	7,536	$1.73

Total	—	14,479,461	—

8.3.2	RSUs: As at the Latest Practicable Date, there were 3,791,383 Company Shares comprised in outstanding RSUs, details of which are as follows:

	No. of Company Shares
Date of Grant	comprised in RSUs	Vesting Period
31-Aug-07	176,708	31-Aug-10
30-May-08	824,030	30-May-10 to 30-May-11
29-May-09	2,629,525	29-May-10 to 29-May-12
07-Aug-09	161,120	07-Aug-10 to 07-Aug-12
Total	3,791,383	—

8.3.3	PSUs: As at the Latest Practicable Date, there were 979,754 Company Shares comprised in outstanding PSUs, details of which are as follows:

Date of Grant	No. of Company Shares comprised in PSUs	Vesting Period
31-Aug-07	282,106	31-Aug-10
30-May-08	357,791	30-May-11
29-May-09	339,857	29-May-12
Total	979,754	—

8.3.4	GS Option: As at the Latest Practicable Date, there were 32,388,322 Company Shares comprised in the GS Option, details of which are as follows:

Exercise Price per
		No. of Company	Company Share as
		Shares under GS	at the Latest Practicable
Date of Grant	Exercise Period	Option	Date (US$)
29 March 2006	29 March 2007 to 29 March 2011	32,388,322	9.338

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

8.3.5	CRPS: As at the Latest Practicable Date, there were 28,350 CRPS convertible into 68,810,679 Company Shares, details of which are as follows:

		No. of Company
		Shares upon	Conversion Price
Date of Issue	Conversion Period	conversion of CRPS	per Company Share (US$)
17 August 2005	26 September 2005 to 6 August 2010	68,810,679	4.12

8.4	Rights and Privileges of Shareholders. The rights and privileges of Shareholders in respect of voting, dividend and capital are stated in the Articles and are reproduced in Paragraph 1 of Appendix 9 of this Scheme Document.

8.5	Rights and Privileges of Preference Share Holders. The rights and privileges of Preference Share Holders in respect of voting, dividend and capital are stated in the Articles of Association of the Company and are reproduced in Paragraph 2 of Appendix 9 of this Scheme Document.

9.	MATERIAL LITIGATION

As at the Latest Practicable Date, the Directors are not aware of any litigation, claims, arbitration or other proceedings pending or threatened against the Company or any of its subsidiaries or of any facts likely to give rise to any litigation, claims, arbitration or other proceedings which may materially and adversely affect the financial position of the Group taken as a whole.

10.	MATERIAL CONTRACTS WITH INTERESTED PERSONS

There are also no material contracts (not being a contract entered into in the ordinary course of business) entered into by the Company or any of its subsidiaries with interested persons (as the term is defined in the Code) during the period commencing three years immediately preceding the Announcement Date.

11.	DIRECTORS’ SERVICE CONTRACTS

11.1	Directors’ Service Contracts. Save as disclosed below, as at the Latest Practicable Date, there are no (i) service contracts between any director or proposed director with the Company or any if its subsidiaries with more than 12 months to run, which the employing company cannot, within the next 12 months, terminate without payment of compensation or (ii) service contracts entered into or amended between any director or proposed director of the Company or any of its subsidiaries during the period commencing six months immediately preceding the Announcement Date and ending on the Latest Practicable Date.

11.2	Transaction Bonus. Chia Song Hwee, the President, the CEO and a director of the Company shall be entitled to a transaction bonus of S$3.5 million, payable within 30 days following the Effective Date, subject to (i) the Scheme becoming effective and binding or (ii) his employment not being terminated by the Company for cause or his not having tendered his notice of resignation, each on or before the Effective Date.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

12.	ARRANGEMENTS AFFECTING DIRECTORS

12.1	No Payment or Benefit to Directors. As at the Latest Practicable Date, save as disclosed in Paragraph 11.2 of this Appendix, there is no agreement, arrangement or understanding for any payment or other benefit to be made or given to any Director (or to any director of any corporation which by virtue of Section 6 of the Companies Act is deemed to be related to the Company) as compensation for loss of office or otherwise in connection with the Scheme.

12.2	No Agreement in Connection with or Conditional upon Outcome of the Scheme. As at the Latest Practicable Date, save for the Implementation Agreement, the Irrevocable Undertakings, the GLOBALFOUNDRIES Employment Agreement, and as disclosed in Paragraph 11.2 of this Appendix, there is no agreement, arrangement or understanding between (i) any of the Directors and (ii) any other person in connection with or conditional upon the outcome of the Scheme.

12.3	Material Contracts with Directors. As at the Latest Practicable Date, save for the GLOBALFOUNDRIES Employment Agreement and as disclosed in Paragraph 11.2 of this Appendix, there are no material contracts entered into by the Company or any of its subsidiaries in which any Director has a material personal interest, whether direct or indirect.

13.	GENERAL

13.1	Costs and Expenses. In the event that the Scheme does not become effective and binding for any reason, the costs and expenses incurred by the Company in connection with the Acquisition and the Scheme will be borne by the Company, save as otherwise agreed between the Parties in the Implementation Agreement.

13.2	Consents.

13.2.1	FA: Morgan Stanley and Citi, the FAs, have each given and have each not withdrawn its written consent to the issue of this Scheme Document with the inclusion of the Fairness Opinion issued by it, its name, and all references to its name and the Fairness Opinion, in the form and context in which they appear in this Scheme Document, provided that such consent by each of the FAs, to the inclusion of the respective Fairness Opinion in the Scheme Document, shall not be construed as or deemed to amend, modify, revise or otherwise vary the terms on which the Fairness Opinions are given.

13.2.2	IFA: Deutsche Bank, the IFA, has given and has not withdrawn its written consent to the issue of this Scheme Document with the inclusion of its name, the IFA’s Letter on the Scheme, the IFA’s Letter on the Outlook and all references to its name, in the form and context in which they appear in this Scheme Document.

13.2.3	Auditors: KPMG LLP, the Auditors, have given and have not withdrawn their written consent to the issue of this Scheme Document with the inclusion herein of their name and all references to their name and the Auditors’ Letter on the Outlook in the form and context in which they appear in this Scheme Document. A written consent under the Code is different from a consent filed with the SEC under Section 7 of the Securities Act which is applicable only to transactions involving securities registered under the Securities Act. As the Scheme will not result in any new securities being registered in the U.S. under the Securities Act, the Auditors have not filed a consent under Section 7 of the Securities Act.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

14.	INCORPORATION BY REFERENCE

14.1	The SEC allows the Company to “incorporate by reference” into this Scheme Document the information in documents the Company files with the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as at the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as at any time subsequent to its date. The information incorporated by reference is considered to be a part of this Scheme Document and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Scheme Document is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Scheme Document and information incorporated by reference into this Scheme Document, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below:

14.1.1	the Company’s annual report on Form 20-F for FY2008 filed with the SEC on 27 February 2009, including the Company’s Memorandum and Articles of Association incorporated by reference as Exhibit 1 thereof; and

14.1.2	the Company’s report on Form 6-K submitted to the SEC on 27 February 2009, 7 May 2009, 11 August 2009 and 24 September 2009.

Unless expressly incorporated by reference, nothing in this Scheme Document shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. You should rely only on the information that we incorporate by reference or provide in this Scheme Document. The Company has not authorised anyone to provide you with different information.

Copies of all documents incorporated by reference in this Scheme Document, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this Scheme Document, will also be provided at no cost to each person, including any beneficial owner, who receives a copy of this Scheme Document on the written or oral request of that person made to: Chartered Semiconductor Manufacturing Ltd., 60 Woodlands Industrial Park D Street 2 Singapore 738406, telephone number: (65) 6362 2838, Attention: Legal Department. You should make any request for documents by 21 October 2009 to ensure timely delivery of the documents.

THE COMPANY’S SEC FILINGS ARE AVAILABLE TO THE PUBLIC OVER THE INTERNET AT THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. INFORMATION FILED WITH OR SUBMITTED TO THE SEC BY THE COMPANY CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE ROOM MAINTAINED BY THE SEC AT 100 F STREET N.E. WASHINGTON D.C. 20549. YOU MAY ALSO OBTAIN COPIES OF THIS INFORMATION BY MAIL FROM THE PUBLIC REFERENCE SECTION OF THE SEC AT PRESCRIBED RATES. FURTHER INFORMATION ON THE OPERATION OF THE SEC’S PUBLIC REFERENCE ROOM IN WASHINGTON, D.C. CAN BE OBTAINED BY CALLING THE SEC AT 1-800-SEC-0330.

APPENDIX 4 - GENERAL INFORMATION RELATING TO THE COMPANY

15.	DOCUMENTS AVAILABLE FOR INSPECTION

15.1	Copies of the following documents are available for inspection at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 during normal business hours from the date of this Scheme Document up to the Effective Date:

15.1.1	the Memorandum and Articles of Association of the Company;

15.1.2	the Company’s annual report on Form 20-F for FY2006, FY2007 and FY2008;

15.1.3	the unaudited consolidated financial statements of the Group for the financial period ended 30 June 2009 and the related notes thereto;

15.1.4	the Implementation Agreement;

15.1.5	the Irrevocable Undertakings; and

15.1.6	the letters of consent referred to in Paragraph 13.2 of this Appendix.

APPENDIX 5 - SCHEME CONDITIONS

All capitalised terms used and not defined in this Appendix shall have the same meanings given to them in the Implementation Agreement. In particular, all references to “BidCo” are references to the Acquiror and references to Clauses are references to the Clauses of the Implementation Agreement. A copy of the Implementation Agreement is available for inspection at the registered office of the Company during normal business hours up to the Effective Date.

The Parties agree that the Scheme and the completion of the Acquisition shall be conditional upon the following occurring (or, if applicable, waived) on or prior to 5:00 p.m. (Singapore time) on the Long-Stop Date or such other date as the Parties may agree:

(a)	Regulatory Approvals: prior to the first application to the Court for an order to convene the Court Meeting, the following Regulatory Approvals having been obtained, and not having been withdrawn or revoked (if applicable) on or before the Record Date:

(i)	confirmation from the SIC that Rules 14, 15, 16, 17, 20.1, 21, 22, 28, 29 and 33.2 and note 1(b) to Rule 19 of the Code shall not apply to the Scheme; and

(ii)	the approval-in-principle from the SGX-ST of the Scheme, the Scheme Document and for the proposed delisting of the Company from the SGX-ST;

(b)	Authorisations: in addition to the approvals mentioned in Clause 4.1(a):

(i)	in relation to BidCo, all authorisations, consents, clearances, permissions and approvals as are necessary or required by BidCo under any and all Applicable Laws, from all relevant Governmental Authorities for or in respect of the Acquisition and the implementation of the Scheme; and

(ii)	in relation to the Company, all authorisations, consents, clearances, permissions and approvals as are necessary or required by the Company under any and all Applicable Laws from all relevant Governmental Authorities for or in respect of the Acquisition and the implementation of the Scheme,

(collectively, the “Authorisations”) having been obtained prior to the Record Date, and not having been withdrawn or revoked (if applicable) on or before the Record Date and if any of such Authorisations is subject to any conditions or requires any actions or obligations to be taken or performed, all such actions having been duly taken or performed on or prior to the Record Date save where the failure to obtain any such Authorisation, the withdrawal or revocation of any such Authorisation, or the failure to meet any such condition or take any such action or perform any such obligation would not have a material adverse effect on any of (A) ATIC or its business, (B) the Group or its business or (C) GLOBALFOUNDRIES or its business;

(c)	Court Meeting: the approval of the Scheme having been granted by the Shareholders at the Court Meeting in compliance with the requirements of Section 210(3) of the Companies Act;

(d)	Court Order: the grant of the Court Order by the Court and such Court Order having become final;

(e)	ACRA Lodgement: the lodgement and registration of the Court Order with ACRA pursuant to Section 210(5) of the Companies Act;

(f)	Anti-trust Approvals:

(i)	approval or clearance of the Acquisition or, if applicable, the Overall Transaction, having been granted by the competent competition authorities pursuant to the merger control laws

APPENDIX 5 - SCHEME CONDITIONS

of Austria, China, Germany and South Korea (together with such laws and applicable merger control laws of the United States, hereinafter collectively referred to as the “Antitrust Laws”), and such approvals or clearances not having been withdrawn or revoked (if applicable) on or before the Record Date; or

(ii)	if either the U.S. Federal Trade Commission (“FTC”) or Antitrust Division of the U.S. Department of Justice (“DOJ”) conducts an investigation or review of the Acquisition or the Overall Transaction, then neither the FTC (by (I) the Commission or the Secretary or (II) the Director of the Bureau of Competition and the Director of the Bureau of Economics) nor the DOJ (by (A) the Deputy Assistant Attorney General for Merger and the Deputy Assistant Attorney General for Economics or (B) the Assistant Attorney General) shall have communicated in writing to either ATIC or BidCo and the Company to cease and abstain from consummating the Acquisition or the Overall Transaction on or before the Record Date; or

(iii)	if the European Commission for any reason (including in response to a written request by ATIC, BidCo or GLOBALFOUNDRIES for guidance) reviews all or any aspect of the Overall Transaction, a Head of Unit or official of higher rank in the Directorate General for Competition of the European Commission shall not have given an unambiguous and unqualified statement in writing to BidCo by 5 November 2009 that, in the view of the European Commission’s legal services or in the view of the European Commission, the Overall Transaction fails to constitute a “concentration” within the meaning of Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the “EC Merger Regulation”); provided that:

(A)	the Company, or with respect to matters that BidCo considers to be of a sensitive nature, the Company’s legal counsel, has had an opportunity to review and approve such request, review and approve (in all cases, such review and approval by the Company or the Company’s legal counsel not be unreasonably withheld or delayed) any subsequent communications, and participate in any oral communications to the extent practicable and reasonable; and

(B)	in the event this Clause 4.1(f)(iii) is not satisfied, BidCo will take all steps necessary including amending the management and operating agreement in connection with the Overall Transaction or otherwise, to render the Overall Transaction a “concentration” within the meaning of the EC Merger Regulation by the Record Date, whereupon this Clause 4.1(f)(iii) shall be deemed to be satisfied; provided that this Clause 4.1(f)(iii) shall not require BidCo to take any action that will result in (I) a breach under the Relevant Agreement; or (II) loss of GLOBALFOUNDRIES’ rights under the Relevant Agreement; or (III) GLOBALFOUNDRIES to no longer be deemed a “subsidiary” of the Relevant Person under the Relevant Agreement;

(g)	No Legal or Regulatory Restraint: between the date of this Agreement and up to the Record Date, no injunction or other order, legal or regulatory restraint, prohibition or condition preventing the consummation of the Acquisition or the implementation of the Scheme (or the proposed transactions relating to the Scheme) or the consummation of the Overall Transaction having been issued by any Governmental Authority or by any court of competent jurisdiction, and remaining in effect as at the Record Date;

APPENDIX 5 - SCHEME CONDITIONS

(h)	No Prescribed Occurrence: between the date of this Agreement and up to the Record Date, no Prescribed Occurrence:

(i)	in relation to the Company (or where applicable, any other Group Company), save for the Permitted Events; or

(ii)	in relation to BidCo,

as the case may be, having occurred, other than as required or contemplated by this Agreement;

(i)	No Termination: this Agreement not having been terminated pursuant to Clause 7;

(j)	The Company Warranties and Covenants:

(i) (A)	the Company Warranties that are qualified as to materiality being true and correct in all respects and not misleading in any respect; and

(B)	the Company Warranties that are not qualified as to materiality being true and correct in all material respects and not misleading in any material respect,

in each case as of the date of this Agreement and as at the Record Date as if they had been made on and as at the Record Date, except to the extent any such Company Warranty expressly relates to an earlier date (in which case as at such earlier date); and

(ii)	the Company having, as of the Record Date, performed and complied in all material respects with all covenants and agreements contained in this Agreement which are required to be performed by or complied with by it, on or prior to the Record Date;

(k)	The BidCo Warranties and Covenants:

(i) (A)	the BidCo Warranties that are qualified as to materiality being true and correct in all respects and not misleading in any respect; and

(B)	the BidCo Warranties that are not qualified as to materiality being true and correct in all material respects and not misleading in any material respect,

in each case as of the date of this Agreement and as of the Record Date as if they had been made on and as of the Record Date; and

(ii)	BidCo having, as of the Record Date, performed and complied in all material respects with all covenants and agreements contained in this Agreement which are required to be performed by or complied with by it, on or prior to the Record Date;

(l)	No Material Adverse Event: none of the following events, matters or circumstances (“Material Adverse Event”) having occurred between the date of this Agreement and the Record Date:

(i)	a diminution in the Company’s consolidated total equity (“TE”) (calculated on the same basis as the calculation for the Company’s TE for the financial period ended 30 June 2009 as reflected in the Unaudited HY1 2009 Financial Statements) to an amount less than US$1,400 million:

(I)	as at 30 November 2009 (the “1st Test Date”), as reflected in the monthly consolidated management accounts of the Company for the financial period ending 30 November 2009 and as certified in writing by the Chief Financial Officer of the Company; or

APPENDIX 5 - SCHEME CONDITIONS

(II)	as at 31 December 2009 (the “2nd Test Date”), as reflected in the unaudited consolidated financial statements of the Company for the full financial year ending 31 December 2009 (the “Full-Year Financial Statements”) and as certified in writing by the Chief Financial Officer of the Company, provided that for the purposes of this Clause 4.1(l)(i):

(A)	TE shall be tested:

(1)	once only, either as of the 1st Test Date or the 2nd Test Date;

(2)	as of the 1st Test Date if the Record Date is set between 8 December 2009 and 30 December 2009 (both dates inclusive), provided further that, if but for this paragraph (A)(2) the Record Date could be set earlier than 8 December 2009, the Company shall set the Record Date to fall between 8 December 2009 and 30 December 2009 (both dates inclusive) so as to enable TE to be tested as of the 1st Test Date and the certificate referred to in paragraph (C) below to be delivered; and

(3)	as of the 2nd Test Date if the Record Date is set on or after 8 January 2010, provided further that, if but for this paragraph (A)(3) the Record Date could be set earlier than 8 January 2010 (but only on or after the 2nd Test Date), the Company shall set the Record Date to fall on or after 8 January 2010 so as to enable TE to be tested as of the 2nd Test Date and the certificate referred to in paragraph (C) below to be delivered;

(B)	any diminution or increase in the Company’s TE arising from (1) currency translations (during the relevant period) attributable only to the difference between the Functional Currency of any Group Company and the Presentation Currency of the Company, (2) any fixed asset impairment charge or fixed asset write-off that any Group Company is required to recognise under U.S. GAAP during the period commencing on 1 July 2009 and ending on the 1st Test Date or the 2nd Test Date, as the case may be and/or (3) the fees, commissions, costs and expenses incurred or accrued by the Group in relation to, or in connection with, the Acquisition and the Scheme not exceeding an aggregate amount agreed between the Parties as at the date of this Agreement, shall each not be taken into account; and

(C)	if the Chief Financial Officer of the Company does not deliver his certification in writing on or prior to 10 December 2009 (in the case of paragraph (A)(2) above) or, as the case may be, on or prior to 10 January 2010 (in the case of paragraph (A)(3) above), then the diminution in the Company’s consolidated TE to an amount less than US$1,400 million shall be deemed to have occurred;

(ii)	the net revenue for the Group (excluding the net revenue of SMP and calculated on the same basis as the calculation for the Company’s net revenue for the financial year ended 31 December 2008 as reported in the Company’s annual report on Form 20-F dated 27 February 2009) (“net revenue”) being:

(1)	less than US$550 million for the period commencing 1 July 2009 and ending 30 November 2009 (the “1st Test Period”), as reflected in the monthly consolidated management accounts of the Company for the financial period

APPENDIX 5 - SCHEME CONDITIONS

ending 30 November 2009 and as certified in writing by the Chief Financial Officer of the Company; or

(2)	less than US$625 million for the period commencing 1 July 2009 and ending 31 December 2009 (the “2nd Test Period”), as reflected in the Full-Year Financial Statements and as certified in writing by the Chief Financial Officer of the Company, provided that for the purposes of this Clause 4.1(l)(ii):

(A)	net revenue for the Group shall be tested:

(1)	once only, either with respect to the 1st Test Period or the 2nd Test Period;

(2)	with respect to the 1st Test Period if the Record Date is set between 8 December 2009 and 30 December 2009 (both dates inclusive), provided further that, if but for this paragraph (A)(2) the Record Date could be set earlier than 8 December 2009, the Company shall set the Record Date to fall between 8 December 2009 and 30 December 2009 (both dates inclusive) so as to enable net revenue to be tested with respect to the 1st Test Period and the certificate referred to in paragraph (B) below to be delivered; and

(3)	with respect to the 2nd Test Period if the Record Date is set on or after 8 January 2010, provided further that, if but for this paragraph (A)(3) the Record Date could be set earlier than 8 January 2010 (but only on or after the 2nd Test Date), the Company shall set the Record Date to fall on or after 8 January 2010 so as to enable net revenue to be tested with respect to the 2nd Test Period and the certificate referred to in paragraph (B) below to be delivered; and

(B)	if the Chief Financial Officer of the Company does not deliver his certification in writing on or prior to 10 December 2009 (in the case of paragraph (A)(2) above) or, as the case may be, on or prior to 10 January 2010 (in the case of paragraph (A)(3) above), then the net revenue for the Group shall be deemed be less than the applicable amount set out in this Clause 4.1(l)(ii)(I) or 4.1(l)(ii)(II), as the case may be;

(iii)	a reduction of more than 15% in the value of orders (as defined below):

(I)	for the 1st Test Period (as compared against the corresponding period commencing 1 July 2008 and ended 30 November 2008 for the previous financial year ended 31 December 2008), as certified in writing by the Chief Financial Officer of the Company; or

(II)	for the 2nd Test Period (as compared against the corresponding period commencing 1 July 2008 and ended 31 December 2008) for the previous financial year ended 31 December 2008, as certified in writing by the Chief Financial Officer of the Company, provided that for the purposes of this Clause 4.1(l)(iii):

(A)	value of orders shall be tested:

(1)	once only, either with respect to the 1st Test Period or the 2nd Test Period;

APPENDIX 5 - SCHEME CONDITIONS

(2)	with respect to the 1st Test Period if the Record Date is set between 8 December 2009 and 30 December 2009 (both dates inclusive), provided further that, if but for this paragraph (A)(2) the Record Date could be set earlier than 8 December 2009, the Company shall set the Record Date to fall between 8 December 2009 and 30 December 2009 (both dates inclusive) so as to enable value of orders to be tested with respect to the 1st Test Period and the certificate referred to in paragraph (B) below to be delivered; and

(3)	with respect to the 2nd Test Period if the Record Date is set on or after 8 January 2010, provided further that, if but for this paragraph (A)(3) the Record Date could be set earlier than 8 January 2010 (but only on or after the 2nd Test Date), the Company shall set the Record Date to fall on or after 8 January 2010 so as to enable value of orders to be tested with respect to the 2nd Test Period and the certificate referred to in paragraph (B) below to be delivered;

(B)	if the Chief Financial Officer of the Company does not deliver his certification in writing on or prior to 10 December 2009 (in the case of paragraph (A)(2) above) or, as the case may be, on or prior to 10 January 2010 (in the case of paragraph (A)(3) above) , then a reduction of more than 15% in value of the orders shall be deemed to have occurred; and

(C)	“value of orders” shall be determined by reference to the aggregate purchase orders received and accepted by the Group during the relevant period in question and calculated on the same basis as the calculation for the corresponding period in question; or

(iv)	there being no material disruption to the operations of the Group, and for the purposes of this sub-Clause, “material disruption to the operations of the Group” means an event, occurrence or action (each referred to as the “Disruption Event”) which, in the opinion of the Independent Expert (acting as an expert and not as an arbitrator and taking into account such factors, assumptions and principles as the Independent Expert shall determine in its absolute discretion), such opinion being final and binding on the Parties, is (I) more than a temporary disruption and (II) will result in the average projected monthly production capacity of the Group (taken as a whole) expressed in terms of 8-inch equivalent wafers over the period of 12 months after the occurrence of the Disruption Event decreasing by 28% or more from the actual monthly production capacity of the Group (taken as a whole) expressed in terms of 8-inch equivalent wafers for the month of August 2009;

(m)	Cash Balance: the cash and cash equivalents plus the restricted cash of the Group (in each case calculated on the same basis as the calculation for the Group’s cash and cash equivalents and restricted cash for the financial year ended 31 December 2008 as reported in the Company’s annual report on Form 20-F dated 27 February 2009) (“Cash”), being:

(i)	not less than US$585 million as at the 1st Test Date, as reflected in the monthly consolidated management accounts of the Company for the financial period ending 30 November 2009 and as certified in writing by the Chief Financial Officer of the Company; or

(ii)	not less than US$585 million as at the 2nd Test Date, as reflected in the Full-Year Financial Statements and as certified in writing by the Chief Financial Officer of the Company; or

APPENDIX 5 - SCHEME CONDITIONS

(iii)	not less than US$400 million as at 31 January 2010 (the “3rd Test Date”), as reflected in the monthly consolidated management accounts of the Company for the financial period ending 31 January 2010 and as certified in writing by the Chief Financial Officer of the Company; or

(iv)	not less than US$300 million as at 28 February 2010 (the “4th Test Date”), as reflected in the monthly consolidated management accounts of the Company for the financial period ending 28 February 2010 and as certified in writing by the Chief Financial Officer of the Company, and all such amounts are free from any Encumbrances and/or restriction on usage (except for the restricted cash) and are placed with banks in Singapore, provided that for the purposes of this Clause 4.1(m):

(A)	Cash shall be tested:

(1)	once only, whether as of the 1st Test Date, the 2nd Test Date, the 3rd Test Date or the 4th Test Date;

(2)	as of the 1st Test Date if the Record Date is set between 8 December 2009 and 30 December 2009 (both dates inclusive), provided further that, if but for this paragraph (A)(2) the Record Date could be set earlier than 8 December 2009, the Company shall set the Record Date to fall between 8 December 2009 and 30 December 2009 (both dates inclusive) so as to enable Cash to be tested as of the 1st Test Date and the certificate referred to in paragraph (C) below to be delivered;

(3)	as of the 2nd Test Date if the Record Date is set between 8 January 2010 and 30 January 2010 (both dates inclusive), provided further that, if but for this paragraph (A)(3) the Record Date could be set earlier than 8 January 2010 (but only on or after the 2nd Test Date), the Company shall set the Record Date to fall between 8 January 2010 and 30 January 2010 (both dates inclusive) so as to enable Cash to be tested as of the 2nd Test Date and the certificate referred to in paragraph (C) below to be delivered;

(4)	as of the 3rd Test Date if the Record Date is set between 8 February 2010 and 27 February 2010 (both dates inclusive), provided further that, if but for this paragraph (A)(4) the Record Date could be set earlier than 8 February 2010 (but only on or after the 3rd Test Date), the Company shall set the Record Date to fall between 8 February 2010 and 27 February 2010 (both dates inclusive) so as to enable Cash to be tested as of the 3rd Test Date and the certificate referred to in paragraph (C) below to be delivered; and

(5)	as of the 4th Test Date if the Record Date is set on or after 8 March 2010, provided further that, if but for this paragraph (A)(5) the Record Date could be set earlier than 8 March 2010 (but only on or after the 4th Test Date), the Company shall set the Record Date to fall on or after 8 March 2010 so as to enable Cash to be tested as of the 4th Test Date and the certificate referred to in paragraph (C) below to be delivered;

(B)	any diminution or increase in the cash and cash equivalent plus restricted cash of the Group arising from (I) currency translations (during the relevant period) attributable only to the difference between the Functional Currency of any Group Company and the Presentation Currency of the Company and/or (II) the fees, commissions, costs and expenses incurred or accrued by the Group in relation to, or in connection with, the Acquisition and the Scheme not

APPENDIX 5 - SCHEME CONDITIONS

exceeding an aggregate amount agreed between the Parties as at the date of this Agreement, shall each not be taken into account; and

(C)	if the Chief Financial Officer of the Company does not deliver his certification in writing on or prior to:

(1)	10 December 2009 (in the case of paragraph (A)(2) above);

(2)	10 January 2010 (in the case of paragraph (A)(3) above);

(3)	10 February 2010 (in the case of paragraph (A)(4) above); or

(4)	10 March 2010 (in the case of paragraph (A)(5) above),

then Cash shall be deemed be less than the applicable amount set out in this Clause 4.1(m)(i), 4.1(m)(ii), 4.1(m)(iii) or 4.1(m)(iv), as the case may be; and

(n)	Undertakings: contemporaneously with the execution of this Agreement:

(i)	STS shall have provided and delivered the STS Irrevocable Undertaking to BidCo and ATIC; and

(ii)	each of the Management Executives shall have provided and delivered his Management Executive Undertaking to BidCo and ATIC.

APPENDIX 6 - PRESCRIBED OCCURRENCES

All capitalised terms used and not defined in this Appendix shall have the same meanings given to them in the Implementation Agreement. In particular, all references to “BidCo” are references to the Acquiror. A copy of the Implementation Agreement is available for inspection at the registered office of the Company during normal business hours up to the Effective Date.

For the purpose of the Implementation Agreement, “Prescribed Occurrences”, in relation to BidCo or the Group, as the case may be, means any of the following:

(1)	Conversion of Shares: the Company converting all or any of its shares into a larger or smaller number of shares;

(2)	Share Buy-back: the Company entering into a share buy-back agreement or resolving to approve the terms of a share buy-back agreement under the Companies Act or the equivalent companies or securities legislation;

(3)	Alteration of Share Capital: the Company resolving to alter its share capital in any way;

(4)	Allotment of Shares: any Group Company making an allotment of, or granting an option to subscribe for, any shares or securities convertible into shares or agreeing to make such an allotment or to grant such an option or convertible security (including Company RSUs and Company PSUs);

(5)	Issuance of Debt Securities: any Group Company issuing, or agreeing to issue, convertible notes or other debt securities;

(6)	Dividends and other Distributions: the Company declaring, making or paying any dividends or any other form of distribution to its shareholders without the prior written approval of BidCo;

(7)	Injunction: an injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Scheme or the Acquisition or any part thereof by BidCo or the Company;

(8)	Resolution for Winding Up: BidCo or any Group Company resolving that it be wound up;

(9)	Appointment of Liquidator and Judicial Manager: the appointment of a liquidator, provisional liquidator, judicial manager and/or provisional judicial manager of BidCo or any Group Company;

(10)	Order of Court for Winding Up: the making of an order by a court of competent jurisdiction for the winding up of BidCo or any Group Company;

(11)	Composition: BidCo or any Group Company entering into any arrangement or general assignment or composition for the benefit of its creditors generally;

(12)	Appointment of Receiver: the appointment of a receiver or a receiver and manager, in relation to the property or assets of BidCo or any Group Company;

(13)	Insolvency: BidCo or any Group Company becoming or being deemed by law or a court to be insolvent, or stops or suspends or defaults on, or threatens to stop or suspend or default on, payment of its debts;

(14)	Cessation of Business: BidCo or any Group Company ceases or threatens to cease for any reason to carry on business in its usual ordinary course;

APPENDIX 6 - PRESCRIBED OCCURRENCES

(15)	Investigations and Proceedings: if BidCo or any Group Company or any of their respective directors is or will be the subject of any governmental, quasi-governmental, criminal, regulatory or stock exchange investigation and/or proceeding relating to any criminal or statutory offence of BidCo or any Group Company or any of their respective directors, which would have a material adverse effect on the business, operations, assets and/or financial condition of BidCo or, as the case may be, the Group, taken as a whole, provided that this paragraph (15) does not apply to a case where BidCo or a relevant Group Company or any of their respective directors assists in any investigation of other persons; or

(16)	Analogous Event: any event occurs which, under the laws of any jurisdiction, has an analogous or equivalent effect to any of the foregoing event(s).

APPENDIX 7 - ACQUIROR’S REPRESENTATIONS AND WARRANTIES

All capitalised terms used and not defined in this Appendix shall have the same meanings given to them in the Implementation Agreement. In particular, all references to “BidCo” are references to the Acquiror and references to Clauses are references to the Clauses of the Implementation Agreement. A copy of the Implementation Agreement is available for inspection at the registered office of the Company during normal business hours up to the Effective Date.

BidCo represents and warrants to the Company that:

1.	INCORPORATION

BidCo is a company duly incorporated in Abu Dhabi, with commercial registration number 1170717, and is validly existing under its law of incorporation.

2.	POWER

BidCo has the corporate power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement.

3.	AUTHORITY

BidCo has taken all necessary corporate action to authorise entry into this Agreement and has taken or will take all necessary corporate action to authorise the performance of this Agreement and to carry out the transactions contemplated by this Agreement.

4.	BINDING OBLIGATION

BidCo’s obligations under this Agreement are valid, legally binding and enforceable in accordance with its terms.

5.	NO BREACH

5.1	(i) As at the date of this Agreement, other than as set out in Clauses 4.1(a) and 4.1(f) and (ii) as at the Record Date, other than as set out in Clauses 4.1(a), 4.1(b) (by reference only to events, facts and circumstances arising after the date of this Agreement of which BidCo is not aware as at the date of this Agreement) and 4.1(f), neither the execution nor performance by BidCo of this Agreement nor any transaction contemplated under this Agreement will violate or accelerate the obligations of BidCo under any provision of its constitutive documents, or any order, writ, injunction or decree of any Governmental Authority applicable to BidCo or its assets, except for such violation or acceleration of obligations that would not have a material adverse effect on BidCo or would not materially delay or impair BidCo’s ability to perform its obligations under this Agreement; and

5.2	(i) As at the date of this Agreement, other than as set out in Clauses 4.1(a) and 4.1(f) and (ii) as at the Record Date, other than as set out in Clauses 4.1(a), 4.1(b) (by reference only to events, facts and circumstances arising after the date of this Agreement of which BidCo is not aware as at the date of this Agreement) and 4.1(f), as far as BidCo is aware, (A) there is no legal impediment to BidCo’s consummation of the Acquisition or implementation of the Scheme, and (B) no filing or registration with, or Authorisations of, any Governmental Authority is required of BidCo for or in respect of the Acquisition and the implementation of the Scheme, except for such filings or

APPENDIX 7 - ACQUIROR’S REPRESENTATIONS AND WARRANTIES

registrations which, if not made, or for such Authorisations which, if not received, would not materially delay or impair BidCo’s ability to perform its obligations under this Agreement.

6.	SHAREHOLDING

ATIC is the legal and beneficial owner of (a) all the issued shares in the capital of BidCo (indirectly through a wholly-owned subsidiary), (b) 50% of all the voting shares in the capital of GLOBALFOUNDRIES and (c) at least 60.0% of all the economic interest in the capital of GLOBALFOUNDRIES on a fully diluted basis.

7.	FINANCIAL RESOURCES

Resources are available to BidCo sufficient to allow it (a) to satisfy its payment obligations under the Scheme, the Preference Share Offer and the GS Option Proposal (if necessary) and (b) to provide up to US$2,200 million (less any amount payable for each Preference Share tendered in acceptance of the Preference Share Offer) in financing to the Company immediately following the Effective Date and subject the Scheme becoming effective.

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

All capitalised terms used and not defined in this Appendix shall have the same meanings given to them in the Implementation Agreement. In particular, all references to “BidCo” are references to the Acquiror and references to Clauses are to Clauses of the Implementation Agreement. A copy of the Implementation Agreement is available for inspection at the registered office of the Company during normal business hours up to the Effective Date.

The Company represents and warrants to BidCo that, save as disclosed in the Company Disclosure Letter:

1.	INCORPORATION

The Company is a company duly incorporated in Singapore, with company registration number 198703584K, and validly existing under its laws of incorporation. Each of the other Group Companies is a company or corporation duly incorporated and validly existing under its laws of incorporation. The Company is the legal and beneficial owner of 100% of the equity interest in Chartered Semiconductor Manufacturing, Inc., Chartered Semiconductor Japan Kabushiki Kaisha, Chartered Semiconductor Europe Ltd., Chartered Semiconductor Taiwan Ltd., and Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd, and is the legal and beneficial owner of 51% of the equity interest in CSP and 49% of the equity interest in SMP, and holds each such interest free from any Encumbrances.

2.	PRE-EMPTION AND SHARES ETC.

All the issued Shares and issued shares of each of the other Group Companies have been duly authorised and validly issued, are fully paid-up and rank pari passu in all respects with each other. The Company is not subject to any actual or contingent obligation to issue or convert securities except as required or contemplated by this Agreement, and the Company is not subject to any obligation to declare or pay any dividend or make any distribution (in cash or in kind) to any Shareholder.

3.	POWER

The Company has the corporate power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement.

4.	AUTHORITY

The Company has taken all necessary corporate action to authorise entry into this Agreement and has taken or will take all necessary corporate action to authorise the performance of this Agreement and to carry out the transactions contemplated by this Agreement.

5.	BINDING OBLIGATION

The Company’s obligations under this Agreement are valid, legally binding and enforceable in accordance with its terms.

6.	NO BREACH

6.1	(i) As at the date of this Agreement, other than as set out in Clauses 4.1(a) and 4.1(f) and (ii) as at the Record Date, other than as set out in Clauses 4.1(a), 4.1(b) (by reference only to events, facts and circumstances arising after the date of this Agreement of which the Company is not aware as at

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

the date of this Agreement) and 4.1(f), neither the execution nor performance by the Company of this Agreement nor any transaction contemplated under this Agreement will violate or accelerate the obligations of any Group Company under any provision of their respective constitutive documents, any order, writ, injunction or decree of any Governmental Authority applicable to any Group Company or their respective assets, or any Material Contract, except for such violation or acceleration of obligations that would not have a material adverse effect on the assets or business of the Group taken as a whole (it being further understood and agreed that no Permitted Event shall be deemed to be a breach of this Warranty) or would not materially delay or impair the Company’s ability to perform its obligations under this Agreement; and

6.2	(i) As at the date of this Agreement, other than as set out in Clauses 4.1(a) and 4.1(f) and (ii) as at the Record Date, other than as set out in Clauses 4.1(a), 4.1(b) (by reference only to events, facts and circumstances arising after the date of this Agreement of which the Company is not aware as at the date of this Agreement) and 4.1(f), as far as the Company is aware (A) there is no legal impediment to the Company’s consummation of the Acquisition or implementation of the Scheme, and (B) no filing or registration with, or Authorisations of, any Governmental Authority is required of the Company for or in respect of the Acquisition and the implementation of the Scheme, except for such filings or registrations which, if not made, or for such Authorisations which, if not received, would not materially delay or impair the Company’s ability to perform its obligations under this Agreement.

7.	FULL DISCLOSURE

All information contained in this Agreement, the Company Disclosure Letter and all the Company Due Diligence Information was when given, or as the case may be, when publicly released or disclosed, true and correct in all material respects, and the Company was at the relevant time, not aware of any fact or matter or circumstance which could render or renders or will reasonably render any such information untrue, incorrect or misleading in any material respect.

8.	ACCOUNTS

8.1	Accounts

(a)	The Audited FY2008 Financial Statements have been properly drawn up in accordance with the Companies Act and the U.S. GAAP. The Audited FY2008 Financial Statements give a true and fair view, in all material respects, of the state of affairs of the Group as at 31 December 2008, and of the profits or losses of the Group for the year ended 31 December 2008.

(b)	Nothing has come to attention of the Company to cause it to believe that the Unaudited HY1 2009 Financial Statements have not, in all material respects, been properly drawn up on a consistent basis with the Audited FY2008 Financial Statements.

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

8.2	Changes since 31 December 2008 and on the Record Date

Save as publicly disclosed up to and including the Record Date, there have been no material adverse changes in the financial trading position of the Group taken as a whole since 31 December 2008 as regards the Group taken as a whole, and, in particular:

(a)	its business has been carried on solely in the ordinary and usual course, without any material interruption or alteration in its nature, scope or manner, and so as to maintain the same as a going concern, save and except for events that may occur as a result of an act of God;

(b)	it has not entered into any unusual, long-term and onerous commitments and contracts that would have a material adverse effect on the business, operations, assets and/or financial condition of the Group taken as a whole;

(c)	it has not disposed of or assigned any assets outside the ordinary course of business with a book value in excess of US$20 million; and

(d)	there has been no material adverse change in the employment or other terms of employment of its directors or any of its employees who holds the title of Deputy Director or its equivalent or more senior other than pursuant to any review of employment terms and benefits carried out by the Company in the ordinary course of business.

8.3	Absence of Undisclosed Liabilities

Save as publicly disclosed up to and including the Record Date, there are no material liabilities (including material contingent liabilities) of the Group which are outstanding and which are not (a) liabilities disclosed or provided for in the Audited FY2008 Financial Statements (with respect to liabilities outstanding as at the date to which the Audited FY2008 Financial Statements were drawn up) or the Unaudited HY1 2009 Financial Statements (with respect to liabilities outstanding as at the date to which the Unaudited HY1 2009 Financial Statements were drawn up); (b) liabilities incurred in the ordinary and usual course of business since 31 December 2008; (c) liabilities disclosed elsewhere in this Agreement; (d) liabilities disclosed in all public announcements, circulars and releases of the Company since 31 December 2008; or (e) liabilities disclosed in the Company Disclosure Letter.

8.4	Value of Orders

(a)	The value of orders for the period commencing 1 July 2008 and ended 30 November 2008 as agreed in writing between the Parties as at the date of this Agreement is a true and correct value of orders received and accepted by the Group over such period.

(b)	The value of orders for the period commencing 1 July 2008 and ended 31 December 2008 as agreed in writing between the Parties as at the date of this Agreement is a true and correct value of orders received and accepted by the Group over such period.

9.	LEGAL MATTERS

9.1	Compliance with Laws

(a)	As far as the Company is aware, each Group Company has carried on and is carrying on its business and operations so that there have been no breaches of Applicable Laws, regulations and bye-laws in each country in which they are carried on which has a

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

material adverse effect on the assets or business of the Group taken as a whole, except that where any breach arises by reason only of any law, regulation and/or bye-law having been enacted between the date of this Agreement and the Record Date which has retrospective effect, such Group Company shall not be regarded as having been in breach of this paragraph 9.1(a) if such Group Company takes all reasonable steps to comply with such law, regulation and/or bye-law immediately thereafter.

(b)	There have not been and there are no material breaches by any Group Company of its constitutional documents.

(c)	The Company is not aware of any investigation or enquiry by, or order, decree, decision or judgment of, any court, tribunal, arbitrator, Governmental Authority or regulatory body outstanding or anticipated against any Group Company which has had or may have a material adverse effect on the assets or business of the Group taken as a whole.

(d)	There is no notice or other communication received from any court, tribunal, arbitrator, Governmental Authority or regulatory body with respect to an alleged, actual or potential violation of and/or failure to comply with any such Applicable Laws, regulation, bye-law or constitutional document, or requiring it to take or omit any action, which has had or would have a material adverse effect on the assets or business of the Group taken as a whole.

9.2	Licences and Consents

(a)	As far as the Company is aware, all Licences necessary for the carrying on of the businesses and operations of each Group Company have been obtained, are in full force and effect and all conditions applicable to any such Licence have been and are being complied with in all material respects, unless the failure to obtain or to comply with any conditions under any such Licence does not have a material adverse effect on the assets or business of the Group taken as a whole.

(b)	As far as the Company is aware there is no investigation, enquiry or proceeding outstanding or anticipated which will or is likely to result in the suspension, cancellation, modification or revocation of any of the Licences that will result in a material adverse effect on the assets or business of the Group taken as a whole.

(c)	As far as the Company is aware, none of the Licences has been breached, suspended, cancelled, refused, modified or revoked (whether as a result of the entry into this Agreement or otherwise) that will result in a material adverse effect on the assets or business of the Group taken as a whole, except that where any breach arises by reason only of any changes to the Licence imposed by the relevant authority and/or any changes to any Applicable Laws, regulation and/or bye-law between the date of this Agreement and the Record Date which has retrospective effect, such Group Company shall not be regarded as having been in breach of this paragraph 9.2(c) if such Group Company takes all reasonable steps to comply with such changes to the Licence immediately thereafter.

9.3	Litigation

(a)	No litigation, arbitration or administrative proceeding is current or, as far as the Company is aware, pending or threatened, to restrain the entry into, the exercise of the Company’s rights

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

under and/or performance or enforcement of or compliance in all material respects with its obligations under this Agreement.

(b)	No litigation, arbitration or administrative proceeding is current or, as far as the Company is aware, pending or threatened, which would have a material adverse effect on the business, operations, assets and/or financial condition of the Group taken as a whole.

10.	CONTRACTUAL ARRANGEMENTS

10.1	Debts, Contracts and Arrangements with Connected Persons etc.

Save as disclosed in the Audited FY2008 Financial Statements or in the Unaudited HY1 2009 Financial Statements, and save for transactions in the ordinary course of business that are similar in nature and extent to those disclosed or noted in the Company’s annual report on Form 20-F dated 27 February 2009, there is no interested person transaction (as defined in the Listing Manual) between any Group Company and an interested person (as defined in the Listing Manual) of the Company which is of a value 3% or more of the net tangible assets of the Group on a consolidated basis.

10.2	Effect of the Acquisition

The execution and delivery of, and the performance by the Company of its obligations under this Agreement and the transactions contemplated hereunder:

(a)	do not and will not conflict with or result in the breach of or constitute a default under any Material Contract, or relieve any other party to a Material Contract with any Group Company of its obligations under such contract, or entitle such party to terminate or modify such contract, whether summarily or by notice, or result in the creation of any Encumbrance under any Material Contract, or result in a breach of any order, judgment or decree of any court, Governmental Authority or regulatory body to which any Group Company is a party or by which any Group Company or any of their respective assets is bound, save for such conflict, breach, default, relief, termination, modification or creation of Encumbrance as does not result in a material adverse effect on the assets or business of the Group taken as a whole, provided, for the avoidance of doubt, that subject to compliance by the Company with its obligations under Clauses 4.7 and 5.3(b), no Permitted Event shall be deemed to be a breach of this Warranty; or

(b)	will not result in any amount or benefits which are paid or given or will be paid or given by any Group Company to any of its directors or key employees.

10.3	Contracts

No Group Company:

(a)	is, or has been a party to any subsisting contract, save for contracts with professional directors, or subsisting transaction or agreement which:

(i)	is outside the ordinary and usual course of business consistent with past practices (save for contracts with its professional advisers);

(ii)	is not wholly on an arm’s length basis;

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

(iii)	imposes any non-competition or exclusivity obligation on it;

(iv)	requires it to give preferential or more favourable terms to any one or more counterparties or grants to any counterparty any exclusivity rights; and

(v)	is or may become terminable or which contain provisions which may operate adversely against such Group Company as a result of the entry into or completion of this Agreement;

(b)	is or has agreed to become a member of any joint venture, consortium, partnership or other unincorporated association;

(c)	is or has agreed to become a party to any agreement or arrangement for participating with others in any business sharing commissions or other income; or

(d)	is a party to any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement or any agreement or arrangement of any nature whatsoever which restricts its freedom to carry on its business in any part of the world in any manner, except for such contracts, transactions or agreements which do not have a material adverse effect on the assets or business of the Group taken as a whole.

10.4	Compliance with Agreements

(a)	As far as the Company is aware, all the Material Contracts and all leases, tenancies, licences, concessions and agreements (breach of which will have a material adverse effect on the assets or business of the Group taken as a whole) (including the building agreements entered into by the Company with Jurong Town Corporation) to which any Group Company is a party are valid, binding and enforceable obligations of the relevant Group Company, and the terms thereof have been complied with in all material respects by the relevant Group Company.

(b)	As far as the Company is aware, there are no circumstances which will give rise to any breach of such terms, breach of which will have a material adverse effect on the assets or business of the Group taken as a whole, and no Group Company has done or omitted to do anything which gives rise to grounds for rescission, avoidance or repudiation of any of such Material Contracts or such leases, tenancies, licences, concessions or agreements and no notice of termination or amendment or of intention to terminate or amend has been received by any Group Company in respect of such Material Contracts, leases, tenancies, licences, concessions or agreements.

11.	TAXATION MATTERS

(a)	Each Group Company has complied in all material respects with all applicable tax laws, regulations, concessions, consents and/or clearances imposed by the relevant Taxation authorities. As far as the Company is aware, no Group Company is, nor is expected to be involved in a material dispute in relation to Tax.

(b)	Nothing has come to the attention of the Company to cause it to believe that any Tax incentives and preferential Tax treatment enjoyed by the Group as at the date of this Agreement will, as far as the Company is aware, be affected, varied, withdrawn or revoked as a result of the Scheme.

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

(c)	The Company has not received any notification that any of its relief (whether by way of deduction, reduction, set-off, exemption, postponement, roll-over, repayment or allowance or otherwise) from, against or in respect of any Taxation that has been claimed and/or given to the Company would be effectively withdrawn, postponed, restricted, clawed back or otherwise lost as a result of any act, or omission by the Company, which has or would have a material adverse effect on the business, operations, assets and/or financial condition of the Group taken as a whole.

(d)	As far as the Company is aware, no Group Company has done or omitted to do anything since any application for any concession, consent or clearance from any Taxation authority that was made which might reasonably be expected to cause such concession, consent or clearance to be or become invalid, or to be withdrawn by the relevant Taxation authorities, the invalidity or withdrawal of which would have a material adverse effect on the business, operations, assets and/or financial condition of the Group taken as a whole.

12.	ASSETS (INCLUDING PROPERTIES)

12.1	Title to Assets

(a)	All material assets (including all intangible assets) and real property owned, held or used by and all material debts due to each Group Company are legally and/or beneficially owned by it or in its possession or under its exclusive control, and in the case where it is owned by any Group Company, free from any Encumbrances.

(b)	Any real property in Singapore and elsewhere which is held under lease by any Group Company, is held under a valid, subsisting and enforceable lease or tenancy agreement with such exceptions as do not materially interfere with the use or proposed use of such property and buildings.

(c)	There is no material deficiency which requires correction in the state or condition of any building or other structure on or forming part of any real property owned or occupied by any Group Company.

(d)	The buildings and other structures on such real property are in good and substantial repair and fit for the purposes for which they are used. No building or other structure on or forming part of such real property contains a deleterious substance or a substance which is not at the date of this Agreement used in generally accepted good buildings practice, except for such as would not have a material adverse effect on the assets or business of the Group taken as a whole.

13.	INSURANCE

13.1	Status of Policies

All premiums which are due under the Policies have been paid.

13.2	Claims

(a)	No claims under any Policy that have or may have a material adverse effect on the business, operations, assets and/or financial condition of the Group taken as a whole (“Material Claim”) have been made or is outstanding in respect of any Policy, and as far as the

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

Company is aware, there is no fact or circumstance that exists which might give rise to a Material Claim under any of the Policies which would result in a material adverse effect on the assets or business of the Group taken as a whole.

(b)	As far as the Company is aware, none of the insurers under any of the Policies has refused, or given any notice that it intends to void a Policy or refuse, indemnity in whole or in part in respect of any Material Claim under the Policies.

(c)	As far as the Company is aware, nothing has been done or omitted to be done, and there is nothing, which might entitle the insurers under any of the Policies to refuse indemnity in whole or in part in respect of any Material Claim under the Policies.

14.	INTELLECTUAL PROPERTY RIGHTS

14.1	Ownership

Except for Intellectual Property Rights which are the subject of a licence in favour of any Group Company, each Group Company is the sole unencumbered legal and beneficial owner and, where registered, the sole registered proprietor of that Group Company’s Intellectual Property Rights, and all that Group Company’s Intellectual Property Rights are in full force and effect and valid and enforceable, and nothing has been done or omitted to be done by which it may cease to be valid and enforceable, except where the failure to so own or possess any such Intellectual Property Rights would not have a material adverse effect on the business, operations, assets and/or financial condition of the Group taken as a whole.

14.2	Claims and Infringement

(a)	The relevant Group Company’s Intellectual Property Rights, and the validity or subsistence or enforceability of that Group Company’s right, title and interest therein, is not the subject of any current or, as far as the Company is aware, pending or threatened, challenge, claim, dispute or proceeding, including for entitlement, opposition, cancellation, revocation or rectification, and has not been the subject of any challenge, claim, dispute or proceeding, and as far as the Company is aware, there are no facts or matters which would give rise to any such challenge, claim, dispute or proceeding, in each case, which would have a material adverse effect on the business, operations, assets and/or financial condition of the Group taken as a whole.

(b)	Each Group Company has taken all steps open to it to preserve that Group Company’s material Intellectual Property Rights. Without limitation, all renewal fees regarding the relevant Group Company’s material Intellectual Property Rights due on or before the date of this Agreement have been paid in full.

(c)	As far as the Company is aware, none of the relevant Group Company’s Intellectual Property Rights is currently being or has been infringed by any third party or has been infringed nor has the Company threatened any such infringement against any third party, which would have a material adverse effect on the business, operations, assets and/or financial condition of the Group taken as a whole.

(d)	The Company is not aware of nor has any basis to believe that any of its or the other Group Company’s employees, agents, contractors or service providers is entitled to or has claimed any interest in or any payment or compensation in respect of any of the material Intellectual

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

Property Rights of any Group Company, nor, as far as the Company is aware, has any such party violated any fiduciary or confidential relationship or any term of any employment or other agreement in connection with any material Intellectual Property Rights of any Group Company.

14.3	Intellectual Property Contracts

(a)	The negotiation, execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereunder, shall not require any person’s consent or a formal notice to any person, nor result in any of the following pursuant to the terms of any Intellectual Property Contract or by which the Group Companies, or any of them, or any of their properties or assets, may be bound:

(i)	the grant or transfer to any third party of any license or other interest under, the abandonment, assignment to any third party, or modification or loss of any rights, licence, benefit, right or privilege under or in connection with a material Intellectual Property Contract or with respect to, or the creation of any Encumbrance on, any material Intellectual Property Rights owned by or licensed to the Group Companies;

(ii)	the Group Companies, ATIC, BidCo or GLOBALFOUNDRIES, being (A) bound by or subject to any non-compete or licensing obligation, covenant not to sue, or other restriction on or modification of the current or contemplated operation or scope of its business, which such party was not bound by or subject to prior to completion of the Acquisition and which would have a material adverse effect on the assets or business of the Group taken as a whole, or (B) obligated to (1) pay any royalties, honoraria, fees or other payments to any person materially in excess of those payable by such party prior to completion of the Acquisition, or (2) provide or offer any discounts or other reduced payment obligations to any person materially in excess of those provided to such person prior to completion of the Acquisition, provided in each case that any agreement, arrangement or understanding entered or to be entered into by ATIC, BidCo or GLOBALFOUNDRIES for the purpose of or with a view to effecting the operational combination of the Company with GLOBALFOUNDRIES to form a single undertaking, or any matter contemplated or to be taken under any such agreement, arrangement or understanding, whether or not with the agreement of the Company, shall not give rise to or result in a breach of this warranty in paragraph 14.3(a)(ii); and

(iii)	any person becoming entitled to exercise any right to terminate a material Intellectual Property Contract or to exercise any other right under or in connection with a material Intellectual Property Contract.

15.	EMPLOYMENT

15.1	To the best of the Company’s knowledge, each Group Company has not entered into any collective agreement, and has in relation to each of its directors, employees and consultants (and former directors, employees and consultants) complied in all material respects with:

(a)	all obligations imposed on it by all statutes, regulations and codes of conduct and practice relevant to the relations between it and its directors, employees and consultants (and former directors, employees and consultants) or other employee representative body, including

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

without limitation, making deductions and payments in respect of contributions (including employer’s contributions) to any relevant competent authority;

(b)	all employment agreements and other conditions of service of its directors, employees and consultants (and former directors, employees and consultants); and

(c)	all relevant orders and awards made under any relevant statute, regulation or code of conduct and practice affecting the conditions of service of its directors, employees and consultants (and former directors, employees and consultants), except for such non-compliance as does not have a material adverse effect on the assets or business of the Group taken as a whole.

15.2	To the best of the Company’s knowledge, there has been no strike, work to rule, work stoppage, work interference activity, material grievances or arbitrations or industrial action (official or unofficial) by any employee of any Group Company, threatened or on-going that could have a material adverse effect on the assets or business of the Group taken as a whole.

15.3	There are not in existence nor has any proposal been announced to establish any retirement, post-retirement welfare, death or disability or other benefit schemes for directors, employees or consultants (or former directors, employees or consultants) of any Group Company nor are there any obligations to or in respect of present or former directors, employees or consultants of any Group Company with regard to retirement, post-retirement welfare, death or disability pursuant to which any Group Company is or may become liable to make payments of a material nature and no pension or retirement or post-retirement welfare or sickness gratuity of a material nature is currently being paid or has been promised by any Group Company to or in respect of any former director, employee or consultant.

15.4	As far as the Company is aware, no notice to terminate the contract of employment of any key employee of any Group Company (whether given by any such Group Company or by the employee) is pending, outstanding or threatened. For the purposes of this sub-paragraph, the term “key employee” shall mean Chia Song Hwee and George Thomas.

16.	EMPLOYEE INCENTIVE PLANS

16.1	No options or rights over shares in any Group Company have been issued or granted by the Company pursuant to any employee incentive plan, nor is any Group Company subject to any actual or contingent obligation to issue or grant any Options or rights over shares in any Group Company or issue or transfer any Shares or ADSs pursuant to the exercise of any options or under any employee incentive plan.

16.2	No award of Shares has been granted or made pursuant to the Company PSU or the Company RSU, nor is the Company subject to any actual or contingent obligation to grant or make any such awards or issue any Shares pursuant to such awards.

17.	ENVIRONMENTAL MATTERS

17.1	Each Group Company has at all times complied in all material respects with all environmental legislation in force, relevant or applicable to each Group Company in Singapore or elsewhere (the “Environmental Legislation”) and there is nothing in, on, over or under any property owned or occupied by any Group Company, the presence, existence or condition of which constitutes a

APPENDIX 8 - COMPANY’S REPRESENTATIONS AND WARRANTIES

breach of such Environmental Legislation nor is there or has there been any manufacturing, storage, generation, servicing, treatment, disposal or other process carried on at any property owned or occupied by any Group Company in such a way as to amount to a breach of the same, except in each case for such breach that would not have a material adverse effect on the assets or business of the Group taken as a whole.

17.2	No complaints have been received from any third party (including any employee of any of the Group Companies or governmental, regulatory, supervisory or administrative body) with regard to any material breach of the Environmental Legislation whether in connection with any property owned or occupied by any Group Company or otherwise and the Company is not aware of any events, circumstances or matters which may lead to such complaint.

17.3	No toxic industrial waste or toxic substance (as defined in any Environmental Legislation) or any other similar substance (howsoever termed) has been spilt, released, discharged or disposed in the soil or water in, under, around or upon any property owned or occupied by any Group Company, except for any spill, release, discharge or disposal that would not have a material adverse effect on the assets or business of the Group taken as a whole.

18.	FEES, COMMISSIONS AND BROKERAGE

Other than the fees, brokerage or other commission payable to Morgan Stanley and Citi (the aggregate of which, together other fees, commissions, costs and expenses, incurred or accrued or to be incurred or accrued by the Group in relation to, or in connection with the Acquisition and the Scheme, does not exceed an aggregate amount agreed between the Parties as at the date of this Agreement), no person is entitled to recover from any Group Company any finders’ fees, brokerage or other commission in connection with the Scheme or the Acquisition or in relation to the transaction contemplated by, or the negotiations leading to, this Agreement.

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

1.	Rights and Privileges of Shareholders. The rights and privileges of Shareholders in respect of voting, dividend and capital are stated in the Articles and are reproduced below as follows:

1.1	Rights in Respect of Voting

GENERAL MEETINGS

Annual General
Meeting.

51	An Annual General Meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

Extraordinary
General Meeting.

52	The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

NOTICE OF GENERAL MEETINGS

Notice of
Meetings.

53	Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days’ notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by fourteen days’ notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these presents and the Act entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-

(a)	in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

(b)	in the case of an Extraordinary General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent of the total voting rights of all members having a right to vote at that meeting.

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days’ notice of any General Meeting shall be given by advertisement in the daily press and in writing to any Stock Exchange (if applicable).

Contents of
notice.

54 (A)	Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company.

(B)	In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

(C)	In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

Routine
business.

55	Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:-

(a)	declaring dividends;

(b)	receiving and adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

(c)	appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

(d)	re-appointing the retiring Auditors (unless they were last appointed otherwise than by the Company in General Meeting);

(e)	fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed; and

(f)	fixing the remuneration of the Directors proposed to be paid under Article 81.

Notice to state
effect of special
business.

56	Any notice of a General Meeting to consider special business shall be accompanied by a statement regarding the effect of any proposed resolution on the Company in respect of such special business.

PROCEEDINGS AT GENERAL MEETINGS

Chairman.

57	The Chairman of the Board of Directors, failing whom the Deputy Chairman, shall preside as chairman at a General Meeting. If there be no such Chairman or Deputy Chairman, or if at any meeting neither be present within 15 minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.

Quorum.

58	No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two or more members holding or representing in aggregate not less than 33 1/3 per cent. of the total number of issued and fully paid up shares in the capital of the Company, present in person or by proxy.

If quorum not
present,
adjournment or
dissolution of
meeting.

59	If within 30 minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next Business Day following that public holiday) at the same time and place or such other day, time or place as the Directors may by not less than ten days’ notice appoint. At the adjourned meeting any one or more members present in person or by proxy shall be a quorum.

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Adjournment.

60	The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or sine die, not less than seven days’ notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

Notice of
adjournment.

61	Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendment to
resolution.

62	If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

Method of
voting.

63	At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(a)	the chairman of the meeting; or

(b)	any member present in person or by proxy and entitled to vote at the meeting; or

(c)	a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)	a member present in person or by proxy and holding not less than 10 per cent. of the total number of paid-up shares of the Company (excluding treasury shares);

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

Taking a poll.

64	A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is required a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required, it shall be taken in such manner (including the use of ballot or voting papers) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

Casting vote of
Chairman.

65	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Polls and continuance of business after demand for a poll.

66	A poll demanded on any question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

Voting rights of members.

67	Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company and to Article 7 each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person or by proxy shall have one vote (provided that in the case of a member who is represented by two proxies, only one of the two proxies as determined by that member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands) and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

Voting rights of joint holders.

68	In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members or (as the case may be) the Depository Register in respect of the share.

Voting rights of receiver or court appointed persons.

69	Where in Singapore or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

Rights to be present and to vote.

70	No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote at a General Meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

When objection to admissibility of votes may be made.

71	No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Voting.

72	On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Appointment of proxies.

73	(A) A member may appoint not more than two proxies to attend and vote at the same General Meeting provided that if the member is a Depositor, the Company shall be entitled and bound:-

(a)         to reject any instrument of proxy lodged if the Depositor is not shown to have any shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company; and

(b)         to accept as the maximum number of votes which in aggregate the proxy or proxies appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor.

Notes and instructions.

  (B)         The Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy submitted to it, to have regard to the instructions (if any) given by and the notes (if any) set out in the instrument of proxy.

Proportion in shareholding to be represented by proxies.

  (C)         In any case where a form of proxy appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy.

Proxy need not be a member.

  (D)         A proxy need not be a member of the Company.

Instrument appointing proxies.

74 (A)	An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and:-

(a)         in the case of an individual, shall be signed by the appointor or his attorney; and

(b)         in the case of a corporation, shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation.

  (B)         The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument may be treated as invalid.

Deposit of instrument of proxy.

75	An instrument appointing a proxy must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates; Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not be required again to be delivered for the purposes of any subsequent meeting to which it relates.

Rights of
proxies.

76	An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting.

Intervening
death or
insanity of
principal not
to revoke
proxy.

77	A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

CORPORATIONS ACTING BY REPRESENTATIVES

Corporation
acting by
representatives.

78	Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents (but subject to the Act) be deemed to be present in person at any such meeting if a person so authorised is present thereat.

1.2	Rights in Respect of Dividends

DIVIDENDS

Dividends.

123	The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

Interim
dividend.

124	If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

Apportionment
of dividends.

125	Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(a)	all dividends in respect of shares shall be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends shall be apportioned

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b)	all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

Dividend payable only out of profits.

126	No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

Dividend not to bear interest.

127	No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Retention of
dividend.

128 (A)	The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(B)	The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

Waiver of
dividend.

129	The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

Unclaimed
dividends or
other
moneys.

129A	The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date on which they are first payable.

Payment of
dividend in
specie.

130	The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

Dividends
payable by
cheque or
warrant.

131	Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address appearing in the Register of Members or (as the case may be) the Depository Register of a member or person entitled thereto (or, if two or more persons are registered in the Register of Members or (as the case may be) entered in the Depository Register as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person at such address as such member or person or persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby. Notwithstanding the foregoing provisions of this Article and the provisions of Article 133, the payment by the Company to the Depository of any dividend payable to a Depositor shall, to the extent of the payment made to the Depository, discharge the Company from any liability to the Depositor in respect of that payment.

Payment of
dividend to
joint holders.

132	If two or more persons are registered in the Register of Members or (as the case may be) the Depository Register as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Resolution
declaring
dividends.

133	Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares in the Register of Members or (as the case may be) the Depository Register at the close of business on a particular date and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

1.3	Rights in Respect of Capital

ISSUE OF SHARES

Issue of shares.

4	Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 8, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors.

Variation of
rights.

6 (A)	Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

TREASURY SHARES

Authority to
issue shares.

8 (A)	The Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where, unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

(B)	Except so far as otherwise provided by the conditions of issue or by these presents, all new shares shall be subject to the provisions of the Statutes and of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Power to
consolidate,
sub-divide
and convert
shares.

9	The Company may by Ordinary Resolution:-

(a)	consolidate and divide all or any of its shares;

(b)	sub-divide its shares, or any of them (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to new shares; and

(c)	subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

Power to
reduce
share
capital.

10 (A)	The Company may reduce its share capital or any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.

Company may
acquire its own
issued ordinary
shares.

(B)	The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share which is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes.

SHARES

Exclusion of
equities.

11	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these presents or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the person (other than the Depository) entered in the Register of Members as the registered holder thereof or (as the case may be) person whose name is entered in the Depository Register in respect of that share.

Redeemable
preference
shares.

12	Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue preference shares which are, or at the option of the Company are, liable to be redeemed.

New shares.

13	Subject to the provisions of these presents and of the Statutes relating to authority and of any resolution of the Company in General Meeting passed pursuant thereto, all new shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

Power to
pay
commission
and brokerage.

14	The Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.

Renunciation of
allotment.

15	Subject to the terms and conditions of any application for shares, the Directors shall allot shares applied for within thirty days of the closing date of any such application. The Directors may, at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder or (as the case may be) before that share is entered against the name of a Depositor in the Depository Register, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

STOCK

Power to
convert into
stock.

48	The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares.

Transfer of
stock.

49	The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units as the Directors may from time to time determine.

Rights of
stockholders.

50	The holders of stock shall, according to the number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by the number of stock units which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

Power to
issue free
bonus shares
and to
capitalise
profits.

134 (A)	The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 8(A)):

(a)	issue bonus shares for which no consideration is payable to the Company, to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i)	the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii)	(in the case of an Ordinary Resolution passed pursuant to Article 8(A)) such other date as may be determined by the Directors,

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

in proportion to their then holdings of shares; and/or

(b)	capitalise any sum standing to the credit of any of the Company’s reserve accounts or other undistributable reserve or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i)	the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii)	in the case of an Ordinary Resolution passed pursuant to Article 8(A)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full new shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, new shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

Power of
Directors to
give effect
to bonus
issues and
capitalisations.

(B)	The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 134(A), with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter, on behalf of all the members interested, into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Power to
issue free
shares and
to capitalise
profits for
paying up
shares to
be issued
under share
option scheme.

135	In addition and without prejudice to the powers provided for by Article 134, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of the fixed dividend on any shares entitled to fixed cumulative or non-cumulative preferential dividends (including profits or moneys carried and standing to any reserve or reserves) and to apply such profits or moneys in paying up in full new shares , in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting and on such terms as the Directors shall think fit.

2.	Rights and Privileges of Preference Share Holders. The rights and privileges of Preference Share Holders in respect of voting, dividend and capital are stated in the Articles are reproduced below as follows:

2.1	Rights in Respect of Voting

Information and
Voting Rights.

4A.11 (1)	Right to Receive Information and Attend and Vote at Meetings. The Preference Shareholders shall be entitled:

(a)	to receive copies of the reports and accounts (including the balance sheet and profit and loss account) of the Company or in lieu of the annual audited

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

accounts of the Company, upon their election, the summary financial statements prepared and delivered in accordance with the Act, circulars and notices of General Meetings, being the same as those which the holders of Ordinary Shares are entitled to receive, but shall not be entitled to attend or vote at any General Meeting other than under the circumstances set out in Article 4A.11(1)(c);

(b)	to attend, speak and vote (in person or by proxy or attorney or in the case of a corporation, by a duly authorised representative) at any Class Meeting; and

(c)	notwithstanding Article 4A.11(1)(a), to attend (in person or by proxy or attorney or in the case of a corporation, by a duly authorised representative) any General Meeting of the Company and to be counted for the purposes of a quorum at such General Meeting and to vote at any General Meeting of the Company if (but only if):

(i)	the resolution in question varies the rights attached to the Preference Shares; or

(ii)	the resolution in question is for the winding-up of the Company,

save that the Preference Shareholders may not vote upon any business dealt with at such General Meeting except the election of a chairman for such General Meeting, any motion for adjournment and any resolution for the variation of the rights attached to the Preference Shares or any resolution for the winding-up of the Company.

(2)	Number of Votes. At every General Meeting at which the Preference Shareholders are entitled to attend and vote pursuant to Article 4A.11(1)(c) and at every Class Meeting, every Preference Shareholder who is present in person or by proxy or attorney (or in the case of a corporation by a duly authorized representative):

(a)	on a show of hands shall have one vote; and

(b)	on a poll shall have one vote for each Ordinary Share into which each Preference Share held by such Preference Shareholder would have been converted if the Conversion Date for such Preference Share were the date 48 hours preceding the date of such General Meeting or Class Meeting.

(3)	Proxies. A Preference Shareholder may appoint not more than two proxies to attend and vote at the same General Meeting or Class Meeting. In any case where a form of proxy appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy. A proxy need not be a member of the Company.

(4)	General. The provisions of these presents relating to votes of members of the Company shall (subject to and except to the extent inconsistent with this Article 4A) apply mutatis mutandis to votes of the Preference Shareholders at any General Meeting.

Class Meetings

4A.12	The provisions of these presents relating to General Meetings, notice of and proceedings at General Meetings and votes of members of the Company shall (subject to and except

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

to the extent inconsistent with this Article 4A) apply mutatis mutandis to any separate Class Meeting.

4A.21 (1)	Consent by Special Resolution. Any:

Consent of
Preference
Shareholders

(a)	consent, approval or sanction of the Preference Shareholders required under this Article 4A; and/or

(b)	variation, abrogation or other limitation of the rights of the Preference Shareholders as set out in this Article 4A,

shall, subject to Article 4A.21(3), require a special resolution of the Preference Shareholders in a separate Class Meeting. For the avoidance of doubt, the provisions of Article 6 shall not apply to any variation, abrogation or other limitation of the rights of the Preference Shareholders as set out in this Article 4A.

(2)	Quorum. The quorum of such Class Meeting shall be Preference Shareholders present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) holding or representing at least one-third of all the outstanding Preference Shares.

(3)	Resolution in Writing. Notwithstanding Article 4A.21(1), where a special resolution is not passed at the relevant Class Meeting, consent in writing from the holders of at least three-fourths of the Preference Shares obtained within two months of the Class Meeting shall be as valid and effectual as a special resolution carried at the Class Meeting.

2.2	Rights in Respect of Dividends

No Right to
Dividends

4A.3 (1)	No Right to Dividends. Subject to Article 4A.3(2):

(a)	the Preference Shares shall not confer on the Preference Shareholders any right, and the Preference Shareholders shall have no right, to any dividends paid out of the Distributable Profits of the Company, whether in cash or in kind and whether interim or final; and

(b)	neither the Directors nor the Company shall propose, declare, resolve, approve, pay, distribute or make any such dividends in respect of the Preference Shares,

in each case regardless of whether the Company may have proposed, declared, resolved, approved, paid, distributed or made any such dividends in respect of the Ordinary Shares or any other shares in the capital of the Company.

(2)	Use of Distributable Profits Not Prejudiced. Nothing in Article 4A.3(1) shall restrict, prohibit or otherwise affect the ability of the Company to:

(a)	redeem, purchase, reduce or cancel the Preference Shares out of Distributable Profits; or

(b)	pay or distribute any amount in respect of the Preference Shares out of Distributable Profits on the liquidation, winding-up or dissolution of the Company,

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

in each case in compliance with applicable law and the other provisions of this Article 4A.

Default in
Payment or
Partial
Payment

4A.10	If, by reason of any provision of the Act or for any reason whatsoever, the Company is unable to make payment of any amount due in respect of the Preference Shares, then the Company shall from time to time (subject to the maximum amount and extent permitted by law, and on the earliest date on which such payments may lawfully be made) make payments on account of the amount so owing on a pro rata basis to the holders of the Preference Shares until such amount has been paid in full.

Prescription

4A.20	Any Preference Shareholder who has failed to claim distributions or other property or rights within six years of their having been made available to it will not thereafter be able to claim such distributions or other property or rights which shall be forfeited and shall revert to the Company. The Company shall retain such distributions or other property or rights but shall not at any time be a trustee in respect of any distributions or other property or rights nor be accountable for any income or other benefits derived from such distributions or other property or rights.

2.3	Rights in Respect of Capital

General

4A.2	The Company may allot and issue such number of Preference Shares at such issue price and on such terms and conditions as the Directors may determine, all of which shall carry the rights, benefits and privileges and be subject to the restrictions set out in this Article 4A.

Limits on
Rights
Attached to
Preference
Shares

4A.5 (1)	No Further Participation. The Preference Shareholders shall have no right to participate in the profits or assets of the Company beyond the rights conferred under this Article 4A.

(2)	No Pre-emptive Rights. The Preference Shareholders shall have no pre-emptive or preferential rights to purchase or subscribe for any shares, rights, warrants, options, obligations or other securities of the Company and shall not be entitled to pro rata subscription rights with respect to future issues by the Company or any of its subsidiaries of Ordinary Shares or ADSs, or securities or rights which are convertible or exchangeable into Ordinary Shares or ADSs.

Optional
Redemption
and
Purchase by
Company

4A.7 (1)	Tax and Clean-up Redemption. The Company may at any time prior to the Maturity Date redeem all, but not some only, of the Preference Shares at the Early Redemption Price in the following circumstances:

(a)	if the Company determines that as a result of:

(i)	any change in, or amendment to, the laws or regulations of Singapore, or rulings promulgated under any such laws or regulations or by any authority of or in Singapore having power to tax, which change or amendment becomes effective on or after the Issue Date;

(ii)	any change in the general application or official or judicial interpretation of any such laws, regulations or rulings, which change becomes effective on or after the Issue Date; or

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

(iii)	any change in the general application or official or judicial interpretation of, or any execution or amendment to, any treaty or treaties affecting taxation to which Singapore is a party, which change, execution or amendment becomes effective on or after the Issue Date, the Company will be required to pay Additional Amounts pursuant to Article 4A.19(2) (notwithstanding the foregoing, the Company may not redeem those Preference Shares the holders of which have irrevocably waived their rights to such Additional Amounts no later than the date falling seven Business Days prior to the proposed redemption date); or

(b)	at least 95 per cent. of all Preference Shares issued have been converted, redeemed or purchased and cancelled.

(2)	Call Redemption. The Company may at any time on or after the second anniversary of the Issue Date and prior to the Maturity Date redeem all or any of the Preference Shares at the Early Redemption Price if the Closing Sale Price of the Ordinary Shares on the SGX-ST for any 20 Trading Days (translated into U.S dollars at the U.S. dollar/Singapore dollar noon buying rate in New York on each of such Trading Days, as certified for customs purposes by the Federal Reserve Bank of New York) in any 45 calendar day period ending not more than five calendar days prior to the date on which notice of such redemption is given is at least 125% of the Conversion Price, as adjusted through, and effective on, such notice date.

(3)	Redemption Notice. If the Company elects to redeem the Preference Shares pursuant to this Article 4A.7, it shall give not less than 30 calendar days’ and not more than 60 calendar days’ prior notice to the Preference Shareholders, which notice shall be irrevocable. The Company shall also publish such redemption notice in accordance with Article 4A.22.

(4)	Redemption Date. The redemption of any Preference Shares called for redemption pursuant to this Article 4A.7 shall be made on the date specified in the relevant redemption notice.

(5)	Redemption Opinion. Prior to the redemption of any Preference Shares pursuant to Article 4A.7(1)(a), the Company shall provide the Redemption Agent with a legal opinion that the conditions precedent to such redemption have occurred.

(6)	Purchase by the Company. The Company may, in accordance with all applicable laws and regulations, at any time purchase the Preference Shares in the open market or otherwise at any price. Any Preference Share that the Company purchases will be cancelled, unless it is permitted by applicable law to hold, re-issue or re-sell such Preference Shares. If the Company is permitted by applicable law to purchase and hold the Preference Shares, the Preference Shares so purchased, while held by or on behalf of the Company or any of its

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

subsidiaries or any company (other than a subsidiary) in which at least 20% of its shares are held, directly or indirectly, by the Company:

(a)	will not entitle the holder to convert the Preference Shares or to vote at any Class Meeting or General Meeting; and

(b)	will not be deemed to be outstanding for the purposes of calculating the quorum at any Class Meeting or General Meeting or with respect to any matter requiring a vote of the holders of the Preference Shares or on which holders of the Preference Shares are entitled to vote.

Optional
Redemption
by
Preference
Shareholders

4A.8 (1)	On Fundamental Change. If a Fundamental Change occurs at any time before the close of business on the seventh Business Day prior to the earlier of:

(a)	the Maturity Date; and

(b)	the redemption date fixed for early redemption under Article 4A.7,

the Preference Shareholders will have the option to require the Company to redeem, out of funds legally available for such redemption, any or all of their Preference Shares at the Early Redemption Price, subject to certain exceptions as described in Article 4A.8(3) and subject to Article 4A.18.

(2)	Certain Definitions. A “Fundamental Change” occurs if:

(a)	at any time the Ordinary Shares are not listed on the SGX-ST (or its successor) or the ADSs are not listed or admitted to trade on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market (or their respective successors);

(b)	(i) Temasek ceases to beneficially own (as such term is defined under Rule 13d-3 and Rule 13d-5 under the Exchange Act) at least 30% of the Company’s voting securities, (ii) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires beneficial ownership of the Company’s voting securities that is greater than the beneficial ownership of Temasek of the Company’s voting securities, or (iii) Temasek ceases to control (as defined in Article 4A.8(4)(c)) the Company;

(c)	(i) the Company consolidates with or merges into any other person, or any other person merges with or into the Company, unless the holders of the Ordinary Shares immediately prior to such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of all the then outstanding voting securities entitled to vote generally in elections of directors of the continuing or surviving corporation resulting from such transaction or (ii) the Company sells, assigns, conveys, transfers or leases all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person (other than to one or more of the Company’s wholly-owned subsidiaries);

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

(d)	at any time the continuing directors of the Company do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company);

(e)	(i) the difference between:

(x)	the sum of (A) the amount standing to the credit of (1) the share premium account of the Company (prior to the Amendment Date) or (2) the share capital account of the Company (at any time on or after the Amendment Date), as the case may be, at any time, plus (B) the retained earnings of the Company (as determined under U.S. GAAP) at that time (if any), minus (C) the accumulated deficit of the Company (as determined under U.S. GAAP) at that time (if any), plus (D) the accumulated other comprehensive income of the Company (as determined under U.S. GAAP) at that time (if any) minus (E) the accumulated other comprehensive loss of the Company (as determined under U.S. GAAP) at that time (if any); and

(y)	the redemption amounts that the Company would be required to pay in respect of any other classes of preference shares issued by the Company and outstanding at that time,

is less than two times the total Redemption Amount of the Preference Shares outstanding at that time; or

(ii)	after the Amendment Date, at any time the Company would be unable to make a solvency statement (under the Act), assuming the Company were to redeem the Preference Shares and all other classes of preference shares issued by the Company and outstanding at that time; or

(f)	after the Issue Date, any new law, or amendment to the existing laws of Singapore (other than the amendments proposed by the Companies (Amendment) Act 2005), is passed by the Singapore Parliament (without regard to whether such change in law has become effective), or there is any change in the general application or official or judicial interpretation of such laws, that would (i) prevent the Company from paying, or materially restrict the ability of the Company to pay, the full amount of the Redemption Amount of the outstanding Preference Shares or (ii) restrict materially the convertibility of the Preference Shares.

For purposes of the calculations required under paragraphs (e) and (f), all redemption amounts used in these calculations will be measured assuming that such amounts were required to be paid at the time of such calculation.

(3)	No Right to Redeem. Notwithstanding the foregoing, the Preference Shareholders will not have the right to require the Company to redeem any Preference Shares under Article 4A.8(2)(b), (c) or (d) (and the Company will

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

not be required to deliver the notice incidental to such Fundamental Change pursuant to Article 4A.8(5)), if:

(a)	the Closing Sale Price of the Ordinary Shares on the SGX-ST for any five Trading Days (translated into U.S dollars at the U.S. dollar/Singapore dollar noon buying rate in New York on each of such Trading Day, as certified for customs purposes by the Federal Reserve Bank of New York) within:

(i)	the period of 10 consecutive Trading Days ending immediately after the later of the effective date of the Fundamental Change or the public announcement of the Fundamental Change, in the case of a Fundamental Change under Article 4A.8(2)(b) and (d), or

(ii)	the period of 10 consecutive Trading Days ending immediately before the effective date of the Fundamental Change, in the case of a Fundamental Change under Article 4A.8(2)(c),

in either case equals or exceeds 105% of the applicable Conversion Price in effect on each of those five Trading Days; or

(b)	at least 90% of the consideration paid for the Ordinary Shares (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation or a conveyance, sale, transfer or lease otherwise constituting a Fundamental Change under Article 4A.8(2)(c) consists of shares of capital stock (or American Depositary Shares, in the case of a qualifying foreign merger as defined in Article 4A.8(4)(d)) traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States or will be so traded or quoted immediately following such Fundamental Change and, as a result of such Fundamental Change, the Preference Shares become convertible into such shares or American Depositary Shares.

(4)	Certain Definitions. For purposes of this Article 4A.8:

(a)	“capital stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of the assets of, the issuing person (for avoidance of doubt, “capital stock” shall not include debt securities convertible or exchangeable into equity interests of the issuing person).

(b)	“continuing director” means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of the Board of Directors of the Company on the Issue Date or (ii) was nominated for election or elected to the Board of Directors of the

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Company with the approval of (A) a majority of the continuing directors who were members of the Board of Directors of the Company at the time of such nomination or election or (B) Temasek.

(c)	“control” means (i) possession, directly or indirectly, of more than 50% of the Company’s voting securities or (ii) the ability, directly or indirectly, to influence any decision of, or to direct or cause the direction of, the Company’s management and policies, including decisions pertaining to operations and maintenance.

(d)	“qualifying foreign merger” means a transaction pursuant to which (i) the Company consolidates with or merges into any other person in a transaction in which the Company is not the surviving entity, or conveys, transfers or leases all or substantially all of the Company’s properties and assets to, any person (each such person, a “successor person”); (ii) where the successor person is organized under the laws of a jurisdiction other than Singapore or any U.S. domestic jurisdiction, (iii) the successor person has capital stock or American Depositary Shares representing such capital stock traded on the New York Stock Exchange or U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States, (iv) the successor person has a worldwide total market capitalization of its equity securities (before giving effect to such transaction) of at least US$5 billion, and (v) the successor person has consented to service of process in the United States.

(e)	“voting securities” refers to all of the outstanding securities of the Company entitled to vote generally in elections of the Directors.

(5)	Notice of Fundamental Change. As soon as practicable, but in no event later than five Business Days after the Company becomes aware of the occurrence of a Fundamental Change, the Company will give notice to all holders of the Preference Shares, the Redemption Agent and the Conversion Agent, in accordance with Article 4A.22. Such notice will state, among other things:

(a)	the events causing the Fundamental Change;

(b)	the effective date of the Fundamental Change;

(c)	the Fundamental Change redemption price;

(d)	the Fundamental Change redemption date, which will be the earlier of (i) the date falling 45 calendar days from the notice date and (ii) the Maturity Date;

(e)	the last date on which a holder may elect to have its Preference Shares redeemed;

(f)	the name and address of the Redemption Agent;

(g)	the Conversion Price and whether the Fundamental Change is such that the Conversion Price will need to be adjusted under Article 4A.17(9);

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

(h)	the period during which a Conversion Notice can be delivered to the Conversion Agent for the conversion to be deemed to be in connection with a Fundamental Change under Article 4A.17(9), which period shall not in any event extend beyond the Maturity Date;

(i)	that the Preference Shares with respect to which a Fundamental Change redemption notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change redemption notice by a written notice of withdrawal delivered to the Redemption Agent prior to the close of business on the Business Day prior to the Fundamental Change redemption date; and

(j)	the procedures that holders must follow to require the Company to redeem their Preference Shares (including the procedures described in Article 4A.8(6)).

(6)	Redemption Notice. Each holder electing to have any of its Preference Shares redeemed under this Article 4A.8 must deliver a written notice (in substantially the form for the time being approved by the Company and available from the Redemption Agent) to the Company and the Redemption Agent at least 10 calendar days prior to the redemption date. The notice must specify the number of Preference Shares submitted for redemption.

(7)	Solvency Statement. Notwithstanding anything in this Article 4A, but without prejudice to the rights of the holders of the Preference Shares to require the Company to redeem their Preference Shares in accordance with this Article 4A.8, in no event shall the Company be required to make a solvency statement except when required to do so under the Act.

Redemption
Procedures

4A.9 (1)	Obligations of Redeeming Holder. On or before any date fixed for redemption of any Preference Shares, each Preference Shareholder whose Preference Shares are to be redeemed shall be bound to:

(a)	deliver to the Company the share certificates in respect of those Preference Shares to be redeemed which are held by him, in order that the same may be cancelled; or

(b)	at the election of a holder of any global certificate representing the Preference Shares, make an appropriate notation on such global certificate indicating a reduction in the number of Preference Shares represented by such global certificate by the number of Preference Shares to be redeemed.

(2)	Obligations of Company. Upon and subject to the delivery of the relevant share certificates (or an appropriate form of indemnity) or the making of the appropriate notation as described above on such date or thereafter, the Company shall:

(a)	pay promptly to each such holder (or in the case of joint holders, to the holder whose name stands first in the Register of Preference Shareholders) the amount due to him in respect of such redemption in accordance with this Article 4A.9; and

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

(b)	issue to each such holder the balancing certificate (if any) in respect of any Preference Shares held by him which are not redeemed.

(3)	Payments. The Company shall pay all amounts payable on the redemption of the Preference Shares:

(a)	in immediately available funds by wire transfer of funds in U.S. dollars to an account with a bank in New York City specified by each Preference Shareholder; or

(b)	by despatch of a U.S. dollar cheque drawn on a bank in New York City to each Preference Shareholder at its registered address for the time being.

(4)	When Preference Shares Cease to be Outstanding. If the Redemption Agent holds money or securities sufficient to pay the amount payable for the redemption of any Preference Shares on the Business Day following the date fixed for the redemption of such Preference Shares, then, immediately after such redemption date, such Preference Shares shall cease to be outstanding, whether or not delivery of the relevant share certificates (or an appropriate form of indemnity) or the making of the appropriate notation as described above is made. At such time, all rights of the holder(s) of such Preference Shares shall terminate, other than the right to receive the amount payable for the redemption of such Preference Shares upon such delivery or notation.

(5)	Payments to Joint Holders. All payments with respect to the Preference Shares held jointly by two or more persons shall be paid or made to whichever of such persons is named first in the Register of Preference Shareholders and the making of any payment or distribution in accordance with this Article 4A.9(5) shall discharge the liability of the Company in respect thereof.

Further
Preference
Shares

4A.13 (1)	Senior Shares Deemed a Variation. Without prejudice to the generality of Article 4A.21, the authorization, creation (by way of reclassification or otherwise) or issue by the Company of shares that rank senior in priority to the Preference Shares with respect to rights upon liquidation, winding-up or dissolution shall:

(a)	be deemed to constitute a variation of the rights attached to the Preference Shares; and

(b)	require the consent of the Preference Shareholders under Article 4A.21.

(2)	Pari Passu or Junior Shares Not a Variation. The authorization, creation (by way of reclassification or otherwise) or issue by the Company of shares (including any obligation or security convertible or exchangeable into, or evidencing a right to purchase, shares) that:

(a)	rank pari passu with or junior to the Preference Shares with respect to rights upon liquidation, winding-up or dissolution (including, without limitation, the Parity Shares); or

(b)	confer on the holders thereof a right to any dividends out of the Distributable Profits of the Company,

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

shall not, in each case, constitute a variation of the rights attached to the Preference Shares and shall not require the consent of the Preference Shareholders under Article 4A.21.

Share
Premium and
Share
Capital
Accounts

4A.14 (1)	Preference Shares Issued Before Amendment Date. In relation to any Preference Shares issued prior to the Amendment Date, such Preference Shares may only be redeemed out of the share premium account of the Company if the Company satisfies the solvency test for such redemption under the Act as amended by the Companies (Amendment) Act 2005, to the extent such satisfaction is required by law or, in the absence of a Singapore court decision to this effect, to the extent that the Company is so advised by its counsel.

(2)	All Preference Shares. So long as any of the Preference Shares remains outstanding:

(a)	the Company shall ensure that the difference between:

(i)	the sum of (A) the amount standing to the credit of (I) the share premium account of the Company (prior to the Amendment Date) or (II) the share capital account of the Company (at any time on or after the Amendment Date), as the case may be, at any time, plus (B) the retained earnings of the Company (as determined under U.S. GAAP) at that time (if any), minus (C) the accumulated deficit of the Company (as determined under U.S. GAAP) at that time (if any), plus (D) the accumulated other comprehensive income of the Company (as determined under U.S. GAAP) at that time (if any) minus (E) the accumulated other comprehensive loss of the Company (as determined under U.S. GAAP) at that time (if any); and

(ii)	the redemption amounts that the Company would be required to pay in respect of any other classes of preference shares issued by the Company and outstanding at that time,

is not less than the total Redemption Amount of all the Preference Shares that are outstanding at that time; and

(b)	after the Amendment Date, the Company shall use all reasonable endeavours to ensure that at all times the Company would be able to make a solvency statement (in accordance with Singapore law), assuming the Company were to redeem the Preference Shares and all other classes of preference shares issued by the Company and outstanding at that time.

For purposes of the calculations required under this Article 4A.14(2), all redemption amounts used in these calculations will be measured assuming that such amounts were required to be paid at the time of such calculation.

Optional
Conversion

4A.16 (1)	Conversion Right. Subject to the further provisions of this Article 4A.16, a Preference Shareholder may convert all or any of its Preference Shares into Ordinary Shares during such hours as may be agreed between the Company and the Conversion Agent on any Business Day during the Conversion Period at the Conversion Price then in effect.

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

(2)	Conversion Period. A Preference Shareholder may convert its Preference Share into Ordinary Shares during such hours as may be agreed between the Company and the Conversion Agent on any Business Day during the period (“Conversion Period”):

(1)	commencing 40 calendar days after the Issue Date; and

(2)	ending on the date falling seven Business Days prior to the earlier of:

(a)	in the case of any Preference Share called for redemption pursuant to Article 4A.7 or 4A.8, the date fixed for such redemption (unless the Company shall default in making the redemption payment, provided that in no event shall any such conversion right extend beyond the Maturity Date); or

(b)	the Maturity Date.

(3)	Number of Ordinary Shares Deliverable on Conversion. The number of Ordinary Shares to be delivered pursuant to the conversion of the Preference Shares shall be determined by dividing the Redemption Amount of all Preference Shares to be converted by a holder by the Conversion Price in effect on the relevant Conversion Date.

(4)	Conversion into Ordinary Shares. Upon conversion of any Preference Share:

(a)	such Preference Share shall cease to carry any of the rights, benefits, privileges, preference or priority, and shall cease to be subject to any of the restrictions, set out in this Article 4A;

(b)	the holder of such Preference Share shall cease to have any right as such holder with respect to such Preference Share;

(c)	the delivery to such Preference Shareholder, subject to applicable laws and in accordance with these presents, of the fixed number of Ordinary Shares or ADSs into which such Preference Share is convertible shall be deemed to satisfy and discharge the Company’s obligation in respect of such Preference Share; and

(d)	the Ordinary Shares deliverable pursuant to such conversion shall be issued credited as fully paid and shall rank pari passu in all respects with all other Ordinary Shares of the Company then in issue (save for any dividend, rights or other distributions the record date for which is before the relevant Conversion Date).

(5)	Conversion into ADSs. A Preference Shareholder may elect to receive Ordinary Shares deliverable upon the conversion of its Preference Shares in the form of ADSs. In such event, the Company shall, on behalf of such Preference Shareholder, as soon as practicable, subject to applicable laws and in accordance with these presents, deliver to and deposit with the ADS depositary, in accordance with the terms of the ADS Deposit Agreement, such number of Ordinary Shares such Preference Shareholder would have received upon conversion had it not elected to receive such Ordinary Shares in the form of

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

ADSs. Subject to compliance with the terms of the ADS Deposit Agreement, including payment of the fees and expenses of the ADS depositary by such Preference Shareholder, the ADS depositary will issue such number of ADSs representing the deposited Ordinary Shares to such Preference Shareholder based on the applicable share-to-ADS ratio then in effect.

(6)	Manner of Effecting Conversion. Conversion of the Preference Shares shall be effected in such manner as the Directors shall, subject to these presents and as the Act or other applicable laws or regulations may allow, from time to time determine.

Without prejudice to the generality of the foregoing, the conversion of any Preference Share may be effected by the redemption of such Preference Share on the relevant Conversion Date out of such funds of the Company as shall be legally available for such redemption (including, without limitation, profits, capital, share premium or the proceeds of a fresh issue of shares made for the purpose of the redemption or any combination of the foregoing), with the proceeds of such redemption applied as payment in full for the subscription of the Ordinary Shares to be issued pursuant to such conversion.

(7)	Conversion Notice. To convert a Preference Share, a Preference Shareholder must at its own risk and expense deliver, during such hours as may be agreed between the Company and the Conversion Agent, to the Conversion Agent, at its specified office, a duly completed and signed conversion notice (in substantially the form for the time being approved by the Company and available from the Conversion Agent) (“Conversion Notice”), accompanied by:

(a)	the share certificate in respect of such Preference Share (if a definitive share certificate has been issued in respect of the Preference Share being converted) or such other documents or evidence (if any) as the Directors may reasonably require to prove the title and claim of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may require); or

(b)	at the election of a holder of any global certificate representing the Preference Shares, an appropriate notation on such global certificate indicating a reduction in the number of Preference Shares represented by such global certificate by the number of Preference Shares to be converted.

A Conversion Notice once given will be irrevocable and may not be withdrawn without the consent in writing of the Company.

(8)	Conversion Date. The date on which a converting Preference Shareholder satisfies all of the requirements set out in Article 4A.16(7) and Article 4A.16(13)(a) is the “Conversion Date.”

(9)	Incomplete/Incorrect Conversion Notice. A Conversion Notice that is incomplete or incorrect may be rejected. All costs and expenses incurred by an incomplete or incorrect Conversion Notice will be for the account of the relevant Preference Shareholder.

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

(10)	Delivery of Ordinary Shares. No Preference Shareholder shall be entitled to receive physical share certificates in respect of the Ordinary Shares arising from the conversion of the Preference Shares. Delivery of the Ordinary Shares shall be made by crediting such Ordinary Shares to the Securities Account of, or designated by, the Preference Shareholder. Unless the Company shall have waived this requirement, a converting Preference Shareholder shall deliver a copy of the Conversion Notice to the Company at its registered office (marked for the attention of the Company Secretary). The Company shall deliver the Ordinary Shares arising from the conversion of the Preference Shares to the Securities Account set out in the Conversion Notice as soon as practicable after the Conversion Date, and in any event not later than seven calendar days after the later of (a) the Conversion Date and (b) unless this requirement is waived by the Company, the date on which the converting Preference Shareholder delivers a copy of the Conversion Notice to the Company (subject to all applicable laws and in accordance with these presents).

(11)	Entitlements and Record Dates. A holder of Ordinary Shares delivered on conversion of Preference Shares shall not be entitled to any rights of a shareholder the record date for which precedes the date on which the Ordinary Shares are credited to its Securities Account (the “Registration Date”). If the record date for the payment of any dividend or other distribution in respect of the Ordinary Shares is on or after the Conversion Date in respect of any Preference Shares converted, but before the Registration Date, the Company shall pay to the converting Preference Shareholder an amount equal to any such dividend or other distribution to which it would have been entitled had it on that record date been such a shareholder of record of such number of Ordinary Shares delivered upon conversion (without making any retroactive adjustment of the Conversion Price pursuant to Article 4A.17), and will make such payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven calendar days thereafter.

(12)	Fractions and Balancing Certificates. Fractions of an Ordinary Share shall not be delivered on conversion and no cash adjustments or payment shall be made in respect of any such fraction. Where a Preference Shareholder has elected to receive Ordinary Shares deliverable upon conversion of its Preference Shares in the form of ADSs, fractions of an ADS (and such number of Ordinary Shares representing such fraction of an ADS) shall not be delivered on conversion and no cash adjustments or payment shall be made in respect of any such fraction.

If a Preference Shareholder converts more than one Preference Share at the same time, the number of Ordinary Shares or ADSs deliverable upon the conversion shall be based on the aggregate Redemption Amount of all the Preference Shares converted. If a Conversion Notice is given in respect of part only of a holding of Preference Shares so that there would, following conversion, remain a number of Preference Shares in that holding smaller than that required to convert into one Ordinary Share at the Conversion Price then applicable, then all the Preference Shares in that holding shall be converted notwithstanding the figures inserted in the Conversion Notice.

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

(13)	Taxes and Charges. As conditions precedent to conversion, the Preference Shareholder must pay:

(a)	any taxes and capital, stamp, issue and registration duties arising on conversion, other than any taxes or capital or stamp duties payable in Singapore in respect of the allotment, issue and delivery of the Ordinary Shares and listing of the Ordinary Shares upon conversion; and

(b)	any tax or duty relating to any disposal or any deemed disposal relating to conversion and transfer involved in the issue or delivery of the Ordinary Shares upon conversion, other than any withholding or deduction for any Singapore tax (as defined in Article 4A.19), in which case the provisions of Article 4A.19 shall apply to such withholding or deduction.

The Company shall pay all other expenses arising on the issue, allotment and delivery of the Ordinary Shares deliverable upon conversion. If a Preference Shareholder elects to receive Ordinary Shares upon conversion in the form of ADSs, the Preference Shareholder shall pay the fees and expenses of the ADS depositary pursuant to the ADS Deposit Agreement in addition to all amounts pursuant to this Article 4A.16(13).

(14)	Listing. So long as the Ordinary Shares in issue are listed on the SGX-ST and the ADSs are listed on Nasdaq, the Company shall use all reasonable endeavours to procure that all the Ordinary Shares or ADSs, as the case may be, into which Preference Shares are converted are admitted for listing on the SGX-ST or Nasdaq, as the case may be, at the earliest practicable date following conversion.

(15)	Undertakings. So long as any Preference Shares remain capable of being converted into Ordinary Shares or ADSs, then, save with such consent or sanction on the part of the Preference Shareholders as is required for a variation of the rights attached to such Preference Shares:

(a)	if the Company is placed in liquidation, the Company shall forthwith give notice thereof in writing to all Preference Shareholders and such notice shall be published as specified in Article 4A.22.

Each Preference Shareholder shall, in respect of all or any of its Preference Shares, be entitled within 42 calendar days after the date of the resolution for winding-up the Company or (as the case may be) after the date of the order of the Court for winding-up, by notice in writing to the Company, elect to be treated as if:

(i)	its right to convert its Preference Share had been exercisable and had been exercised prior to the commencement of such winding-up; and

(ii)	the Conversion Date for such conversion had been the date immediately preceding the date of such commencement.

In that event, such Preference Shareholder shall be entitled to be paid, in satisfaction of the amount due in respect of such of its Preference Shares as are to be treated as if converted, a sum equal to the amount to which it

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

would have become entitled in such winding-up if it had been the holder of the Ordinary Shares to which it would have become entitled by virtue of such conversion, fractions being disregarded for this purpose (and in respect of its entitlement to receive such sum it shall rank pari passu with the holders of Ordinary Shares).

At the expiration of the said period of 42 calendar days, any outstanding Preference Shares shall cease to be capable of being treated as if converted;

(b)
the Company shall not make any issue, offer or distribution or take any other action the effect of which would be that, on the conversion of any Preference Shares, the Company would be required to issue Ordinary Shares at a discount to their par value;

(c)
the Company shall procure that there shall be sufficient authorised but unissued share capital available for the purposes of satisfying the requirements of any Conversion Notice as may be given by any Preference Shareholder; and

(d)	the Company shall use all reasonable endeavours to obtain and maintain a listing for the Preference Shares on the SGX-ST.

Adjustments to Conversion Price

4A.17 (1)	General. The Conversion Price per Ordinary Share shall be adjusted from time to time by the Company in accordance with this Article 4A.17.

In each case, the adjusted Conversion Price is determined by multiplying the Conversion Price before adjustment, denoted as “P”, by an applicable adjustment factor. The formulae for determining the adjustment factors are set forth in the following subsections. In each case, the Conversion Price will be adjusted with effect from the applicable Adjustment Effective Date.

(2)	Share Dividends, Share Splits and Consolidations. If the Company:

(a)	pays a dividend or makes a distribution on the Ordinary Shares in the form of Ordinary Shares;

(b)	splits or reclassifies the outstanding Ordinary Shares into a greater number of Ordinary Shares; or

(c)	consolidates or reclassifies the outstanding Ordinary Shares into a lesser number of Ordinary Shares,

the Conversion Price will be adjusted as follows:

Adjusted Conversion Price	=	P	×	X
Y

where:

“X” means the number of Ordinary Shares outstanding immediately prior to the effectiveness of the relevant event giving rise to the adjustment; and

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

“Y” means the number of Ordinary Shares outstanding immediately after effectiveness of the relevant event giving rise to the adjustment.

The Adjustment Effective Date:

(i)	in the case of paragraph (a) above, shall be the record date set by the Company for the relevant dividend or distribution giving rise to the adjustment; and

(ii)	in the case of paragraphs (b) and (c) above, shall be the date on which the relevant split, consolidation or reclassification giving rise to the adjustment becomes effective.

(3)	Issuances of Ordinary Shares and Rights. If:

(a) (i)	the Company issues or distributes Ordinary Shares (other than as described in Article 4A.17(2)(a)); or

(ii)	the Company or any of its subsidiaries issues or distributes any securities or rights which are convertible into or exchangeable for Ordinary Shares, or issues or distributes any warrants or rights to purchase or subscribe for Ordinary Shares, in each case, to all or substantially all holders of the Ordinary Shares; and

(b)	the applicable issuance, distribution, conversion, exchange, purchase or subscription price per Ordinary Share, after taking into account any per Ordinary Share consideration received by the Company in respect of such issuance or distribution, is below 95% of the Average Market Price as of the date of announcement of details concerning such applicable issuance, distribution, conversion, exchange, purchase or subscription price, the Conversion Price will be adjusted as follows:

Adjusted Conversion Price	=	P	×	(S + f)
(S + a)

where:

“S” means the number of Ordinary Shares outstanding on the date of announcement of details concerning the relevant issuance, distribution, conversion, exchange, purchase or subscription price;

“f” means the number of additional Ordinary Shares which the aggregate applicable issuance, distribution, conversion, exchange, purchase or subscription price (taking into account any aggregate consideration received by the Company in respect of such issuance or distribution) would purchase at the Average Market Price as of such date of announcement; and

“a” means the number of additional Ordinary Shares which are issued or are initially issuable pursuant to the terms of the securities or rights that are the subject of that issuance or distribution.

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Adjustment Effective Date for an adjustment pursuant to this Article 4A.17(3) shall be the record date set by the Company for such issuance or distribution.

In case of any adjustment as a result of issuance of Ordinary Shares by way of a rights offering to all or substantially all holders of Ordinary Shares, the Company may elect to defer the effectiveness of that adjustment until the subscription period applicable to such rights offering has expired. In that case, the Conversion Price shall be adjusted using elements “f” and “a” in the above formula that are calculated on the basis of the actual number of the Ordinary Shares issued and aggregate purchase price actually paid in the rights offering. The adjustment shall take effect retroactively from the record date set by the Company for such rights offering.

(4)	Issuances and Distributions of Securities, Assets and Related Rights. If the Company issues or distributes, for less than 95% of their fair market value (as defined below), to all or substantially all holders of the Ordinary Shares, any:

(a)	securities other than securities addressed by Article 4A.17(2), (3) or (6);

(b)	assets, other than dividends addressed by Article 4A.17(5) or (6), or

(c)	rights to acquire the securities or assets described in Articles 4A.17(4)(a) and (b),

the Conversion Price will be adjusted as follows:

Adjusted Conversion Price	=	P	×	(M − d)
M

where:

“M” means the Average Market Price per Ordinary Share as of the date of announcement of the terms of the issuance or distribution; and

“d” means the fair market value of the portion of the securities, assets or rights to acquire any of the foregoing as is attributable to one Ordinary Share, less any consideration received by the Company in respect of such portion. The fair market value will be as determined by the Directors, which determination will be conclusive and calculated on the last Trading Day preceding such date of announcement.

The Adjustment Effective Date for an adjustment under this Article 4A.17(4) is the record date set by the Company for that issuance or distribution.

(5)	Cash Dividends. If the Company issues or distributes a dividend in the form of cash, the Conversion Price will be adjusted as follows:

Adjusted Conversion Price	=	P	×	(M − e)
M

where:

“M” has the same meaning as in Article 4A.17(4); and

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

“e” means the cash dividend payable on one Ordinary Share.

The Adjustment Effective Date for an adjustment under this Article 4A.17(5) is the record date set by the Company for that issuance or distribution.

(6)	Spin-Offs. If the Company pays a dividend or makes a distribution to all or substantially all holders of Ordinary Shares consisting of shares of any class or series, or similar equity interests, of or relating to any of its subsidiaries or other business units, the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P ×	D D+v

where:

“D” means the average of the Closing Sale Prices of the Ordinary Shares on the SGX-ST for the 10 consecutive Trading Days following the effective date of the spin-off; provided, however, that if an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, “D” means the Closing Sale Price of the Ordinary Shares on the Trading Day on which the initial public offering price of the securities being distributed in the spin-off is determined; and

“v” means the fair market value of the portion of the securities distributed as is attributable to one Ordinary Share less any consideration received by the Company in respect of such portion.

For purposes of this Article 4A.17(6):

“fair market value” means the number of securities distributed in respect of each Ordinary Share multiplied by the average of Closing Sale Prices of those securities over the 10 consecutive Trading Days following the effective date of the spin-off. If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price.

The Adjustment Effective Date for an adjustment under this Article 4A.17(6) shall be the record date set by the Company for the relevant dividend or distribution giving rise to the adjustment.

(7)	Other Adjustments. If the Company determines that any other adjustment should be made to the Conversion Price in the case of a dilutive event that is not specifically addressed by Articles 4A.17(2) to (6), the Company will make such adjustment that is fair and reasonable in the opinion of its Directors.

(8)	General Adjustment Provisions. The following provisions shall apply, where applicable, to any adjustment pursuant to this Article 4A.17:

(a)	the Conversion Price may not be reduced so that, on conversion, Ordinary Shares would be issued at a discount to their par value. Except in the case of a consolidation or reclassification of Ordinary Shares pursuant to Article 4A.17(2)(c), the Conversion Price will not be increased as a result of any adjustment;

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

(b)	in case of an adjustment under Article 4A.17(2), (3), (4), (5) or (6), if the actual amount of adjustment cannot be determined on such record date because certain terms of issuance or distribution have not been determined, the Company may elect to defer the effectiveness of such adjustment until it can be determined and such adjustment will take effect retroactively from the record date set for such issuance or distribution. In such case, the Company shall deliver additional Ordinary Shares, as a result of such adjustment, to any Preference Shareholders who converted their Preference Shares between such record date and the date on which such adjustment is determinable;

(c)	if a Conversion Date falls prior to the Adjustment Effective Date of an adjustment of the Conversion Price and the relevant Registration Date of the Ordinary Shares deliverable upon conversion falls on or after such Adjustment Effective Date, the Company shall deliver to the relevant holder the additional number of Ordinary Shares to which that holder would have been entitled had the relevant Conversion Date fallen immediately following the Adjustment Effective Date;

(d)	no adjustment will be made to the Conversion Price where the adjustment, rounded to the nearest cent as provided below, if applicable, would be less than one per cent. of the Conversion Price then in effect. On any adjustment, the resulting Conversion Price will be rounded to the nearest cent (or the smaller of the nearest cent in the case of two equally near cents). Any adjustment not required to be made and any amount by which the Conversion Price will be rounded will be carried forward and taken into account in any subsequent adjustment;

(e)	no adjustment will be made to the Conversion Price where Ordinary Shares or other securities, options or rights to subscribe for or purchase Ordinary Shares or other securities are issued pursuant to any stock option or purchase programs, plans or similar arrangements approved by the Board of Directors or the shareholders of the Company;

(f)	the Company may, from time to time to the extent permitted by applicable law, reduce the Conversion Price of the Preference Shares, at the sole discretion of the Board of Directors, by any amount for any period of at least 20 calendar days, in which case the Company shall give at least 15 calendar days’ notice of such decrease. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Ordinary Shares resulting from any dividend or distribution of Ordinary Shares (or rights to acquire Ordinary Shares) or from any event treated as such for income tax purposes;

(g)	whenever the Conversion Price has been adjusted, the Company shall promptly notify the Preference Shareholders in the manner prescribed by Article 4A.22; and

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

(h)	if any doubt arises as to the appropriate adjustment to the Conversion Price, a certificate of the Company’s Auditors will be conclusive and binding on all concerned except in the case of manifest error.

In giving any certificate or determining whether any adjustment is or is not appropriate or making or not making any adjustment under this Article 4A.17, the Auditors shall be deemed to be acting as experts and not as arbitrators and accordingly the provisions of the Arbitration Act, Chapter 10 (“Arbitration Act”) shall not apply. In the absence of manifest error, their decision shall be conclusive and binding on the Company, the Preference Shareholders and all persons having an interest in the Preference Shares.

(9)	Adjustment to Conversion Price Upon Certain Fundamental Changes.

(a)	If a Preference Shareholder converts its Preference Shares in connection with a Fundamental Change described in Article 4A.8(2)(b), (c) or (d) (subject to certain exceptions as described below in this Article 4A.17(9) and the Company’s rights under Article 4A.18), the Company will decrease the Conversion Price for the Preference Shares surrendered for conversion as described below in this Article 4A.17(9). However, no decrease will be made in the case of a Fundamental Change under Article 4A.8(2)(c) where at least 90% of the consideration paid for the Ordinary Shares (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation or a conveyance, sale, transfer or lease otherwise constituting such Fundamental Change consists of shares of capital stock (or American Depositary Shares, in the case of a qualifying foreign merger as described under Article 4A.8(4)(d)) traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States or will be so traded or quoted immediately following such Fundamental Change and, as a result of such Fundamental Change, the Preference Shares become convertible into such shares or American Depositary Shares.

(b)	A conversion of Preference Shares by a holder will be deemed for these purposes to be “in connection with” a Fundamental Change if the Conversion Notice is received by the Conversion Agent on or subsequent to the effective date of the Fundamental Change and prior to the earlier of the Maturity Date and the 45th calendar day following the effective date of the Fundamental Change (or, if earlier and to the extent applicable, the close of business on the second Business Day immediately preceding the Fundamental Change redemption date (as specified in the notice of Fundamental Change described under Article 4A.8(5))).

(c)	The decreased Conversion Prices that will apply to conversions pursuant to this Article 4A.17(9) will be determined by the Directors in their absolute discretion after the Conversion Price has been determined on or prior to the Issue Date. The decreased Conversion Prices will be set forth in a table, in a

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

form similar to the following, with such changes as the Directors may determine to make in their absolute discretion:

Stock Price
Effective Date of Fundamental Change	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx

Issue Date
1st Anniversary of Issue Date
2nd Anniversary of Issue Date
3rd Anniversary of Issue Date
4th Anniversary of Issue Date
5th Anniversary of Issue Date

(d)	The decreased Conversion Price for a conversion pursuant to this Article 4A.17(9) will be determined by reference to the effective date of the Fundamental Change and the “stock price” on such date, which will be determined as follows:

(i)	if holders of the Ordinary Shares receive only cash in such Fundamental Change transaction, the stock price will be the cash amount paid per Ordinary Share; and

(ii)	otherwise, the stock price will be the average of the Closing Sale Price of the Ordinary Shares on each of the five consecutive Trading Days prior to but not including the effective date of such Fundamental Change.

(e)	The exact stock price amount and the effective date that is applicable for any particular Fundamental Change may not be set forth in the table. In this case, if the stock price is:

(i)	between two stock price amounts in the table or the effective date is between two dates in the table, the Conversion Price will be determined by straight-line interpolation between the Conversion Prices set forth in the table for the higher and lower stock price amounts and the two dates, as the case may be, based on a 365-day year;

(ii)	less than the lowest stock price listed in the table (as adjusted as described in Article 4A.17(9)(f), if applicable), the Conversion Price will not be decreased; and

(iii)	more than the highest stock price listed in the table (as adjusted as described in Article 4A.17(9)(f), if applicable), the Conversion Price will not be decreased.

(f)	The stock prices set forth in the first row of the table (that is, the column headers) will be adjusted as of any date on which the Conversion Price of the Preference Shares is adjusted under Article 4A.17. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Price as so adjusted and the denominator of which is the

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Conversion Price immediately prior to the event giving rise to the Conversion Price adjustment. The Conversion Prices in the table also will be adjusted as of such dates in the same manner as the Conversion Price under Article 4A.17.

Public
Acquirer
Change of
Control

4A.18 (1)	Adjustment to Conversion Price. Notwithstanding the foregoing, in the case of a Public Acquirer Change of Control, the Company may, in lieu of permitting a redemption at the holder’s option or adjusting the Conversion Price under Article 4A.17(9), elect to adjust the Conversion Price and the related conversion obligation such that from and after the effective date of such Public Acquirer Change of Control, holders of the Preference Shares will be entitled to convert their Preference Shares into a number of shares of Public Acquirer Shares (as defined below) by multiplying the Conversion Price in effect immediately before the Public Acquirer Change of Control by a fraction:

(a)	the numerator of which will be the average of the Closing Sale Prices of the Public Acquirer Shares for the five consecutive Trading Days prior to but excluding the effective date of such Public Acquirer Change of Control; and

(b)	the denominator of which will be (i) in the case of a share exchange, consolidation or merger, pursuant to which the Ordinary Shares are converted into cash, securities or other property, the value of all cash and any other consideration (as determined by the Board of Directors) paid or payable per Ordinary Share or (ii) in the case of any other Public Acquirer Change of Control, the average of the Closing Sale Prices of the Ordinary Shares for the five consecutive Trading Days prior to but excluding the effective date of such Public Acquirer Change of Control.

(2)	Public Acquisition Notice. In the case of a Public Acquirer Change of Control, the Company will notify all holders of the Preference Shares, the Conversion Agent and the Redemption Agent 15 calendar days before the expected effective date of such Fundamental Change (the “Public Acquisition Notice”) whether the Company will:

(a)	elect to adjust the Conversion Price and related conversion obligation under this Article 4A.18, in which case the holders will not have the right to require the Company to redeem their Preference Shares under Article 4A.8(1) and will not have the right to the Conversion Price adjustment under Article 4A.17(9); or

(b)	not elect to adjust the Conversion Price and related conversion obligation under this Article 4A.18, in which case the holders will have the right to require the Company to redeem their Preference Shares under Article 4A.8(1) and/or the right to the Conversion Price adjustment under Article 4A.17(9).

(3)	Certain Definitions. A “Public Acquirer Change of Control” means any event (a) constituting a Fundamental Change that would otherwise give holders the right to cause the Company to redeem the Preference Shares under Article 4A.8(1), where (b) the acquirer has a class of capital stock (or American Depositary Shares

APPENDIX 9 - EXTRACTS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

representing such capital stock) traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter-trading market in the United States or will be so traded or quoted immediately following such Fundamental Change (the “Public Acquirer Shares”). If an acquirer does not itself have a class of capital stock (or American Depositary Shares representing such capital stock) satisfying the foregoing requirement, it will be deemed to have “Public Acquirer Shares” if either (i) a direct or indirect majority-owned subsidiary of acquirer or (ii) a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of capital stock (or American Depositary Shares representing such capital stock) satisfying the foregoing requirement; and in each case such person has taken all necessary action to ensure that upon conversion of the Preference Shares into such class of capital stock, such class of capital stock will not be treated as “restricted securities” and will otherwise be eligible for immediate sale in the public market by non-affiliates of the Company absent a registration statement. In such case, all references to Public Acquirer Shares will refer to such class of capital stock. “Majority-owned” for these purposes means having “beneficial ownership” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s outstanding securities that are entitled to vote generally in the election of directors.

(4)	General Adjustment Provisions. The provisions of Article 4A.17(8) shall apply mutatis mutandis to any adjustment pursuant to this Article 4A.18.

Rights of
preference
shareholders.

5 (A)	Preference shares may be issued subject to such limitation thereof as may be prescribed by any Stock Exchange. Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(B)	The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

Creation or
issue of
further
shares with
special rights.

6 (B)	The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

APPENDIX 10 - OUTLOOK

OUTLOOK FOR THIRD QUARTER 2009 – Issued on 7 September 2009

In this document, unless otherwise indicated, all references to “Chartered”, the “Company”, “we”, “our” and “us” refer to Chartered Semiconductor Manufacturing Ltd., a limited liability company formed in the Republic of Singapore, and its subsidiaries. References to “SMP” refer to Silicon Manufacturing Partners Pte Ltd, a company incorporated in the Republic of Singapore.

This section contains information that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results, performance or achievements for the quarter ending 30 September 2009 and subsequent fiscal periods could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are based on our management’s beliefs and assumptions, which involve judgments about future trends, events and conditions, all of which are subject to change and many of which are beyond our control. Please read the “Risk Factors” sections in our annual report on Form 20-F for the financial year ended 31 December 2008 filed with the Securities and Exchange Commission and incorporated by reference herein for a discussion of the factors that could cause our actual results to differ materially from our expectations.

	Second Quarter 2009	Third Quarter 2009
	Actual	Midpoint and range
Net revenue (1) (US$)	$349.0M	$410M, ± $5M

Gross profit (US$)	$30.9M	$81M, ± $5M

Net income (loss)(US$) (2)	($39.4M)	($4M), ± $4M

Basic earnings (loss) per American Depositary Share (“ADS”) (2) (3)(US$)	($0.50)	($0.07), ± $0.04

Supplementary Data:

	Second Quarter 2009	Third Quarter 2009
	Actual	Midpoint and range
Chartered’s share of SMP revenue (4) (US$)	$19.8M	$25M

Net revenue including Chartered’s share of SMP (4) (US$)	$368.8M	$435M, ± $6M

Average selling price (“ASP”) per wafer (5) (US$)	$921	$875, ± $15

ASP per wafer of Chartered’s share of SMP revenue (4) (5)	$755	$750

ASP per wafer including Chartered’s share of SMP (4) (5) (US$)	$910	$867, ± $20

Utilization (6)	60%	74%, ± 2%

(1)	Determined in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(2)	The net income (loss) per share and basic earnings (loss) per ADS do not comprehend the expenses Chartered may incur in connection with the proposed acquisition of Chartered by ATIC International Investment Company LLC (the “Acquiror”) by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Scheme”) that was announced on 7 September 2009 (the “Acquisition”).

(3)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of our convertible redeemable preference shares, projected to be approximately US$2.6 million in third quarter 2009.

(4)	We have provided the information above on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the table above are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our

APPENDIX 10 - OUTLOOK

consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Technology Singapore Pte. Ltd., the majority shareholder, the parties do not share SMP’s net results in the same ratio as the equity holdings. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The table above provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP and ASP including Chartered’s share of SMP that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators.

(5)	Eight-inch equivalent wafers.

(6)	Based on total shipments and total capacity, both of which include our share of SMP.

Assumptions

The outlook for the three months ending 30 September 2009 (the “Outlook”) has been prepared based on the actual revenue and expenses for the two months ended 31 August 2009, with a forecast for the month ending 30 September 2009. You should note that our revenue and expenses for the two months ended 31 August 2009 are based on our unaudited condensed consolidated income statement for the same period which has not been reviewed or audited by our auditors. The major assumptions made in preparing our forecast for the month ending 30 September 2009 (the “Forecast”) are set out below. These assumptions are considered to be reasonable as at 7 September 2009. Investors should consider these assumptions as well as the Outlook and make their own assessment of the future performance of Chartered.

1.	Net revenue

We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabricating services such as masks generation and engineering services. Arrangements with our customers typically include some or all of the above deliverables.

We prepared the Forecast for net revenue based on our estimated sales volume and ASP for the month ending 30 September 2009. These estimates were based on purchase orders that we have received or expect to receive from our customers for shipment of wafers during the month ending 30 September 2009. Our forecast of net revenue for the month ending 30 September 2009 included income relating to unfulfilled purchase obligations arising from certain take or pay arrangements with certain customers.

2.	Cost of revenue

Cost of revenue comprises the following:

a)         Cost of Materials

Cost of materials relates to the cost of raw wafers.  Our cost of materials has been forecast based on our estimated sales volume and estimated purchase cost of raw wafers for the month ending 30 September 2009. The estimated purchase cost of raw wafers is largely based on the actual purchase cost of raw wafers during the two months ended 31 August 2009.

APPENDIX 10 - OUTLOOK

b)         Expenses Related to Subcontractors

Expenses related to subcontractors relate to expenses we incur when we engage subcontractors for certain full turnkey services (including assembly, testing and packaging) which are required by some of our customers for their products. Expenses related to subcontractors have been forecast based on our estimated sales volume and estimated rates charged by our existing subcontractors for the month ending 30 September 2009. Expenses related to subcontractors have been forecast largely based on the actual rates charged by our existing subcontractors during the two months ended 31 August 2009.

c)         Overheads

A large proportion of our overheads are fixed in nature. Fixed overheads include cost of labor as well as utilities and insurance, and have been forecast largely based on our actual spending for the two months ended 31 August 2009.

Variable overheads include chemicals, specialty gases and test wafers and expenses for maintenance of equipment. Such overheads have been forecast largely based on the actual costs that we incurred for such items for the two months ended 31 August 2009 as well as our estimated sales volume and expected production activities for the month ending 30 September 2009.

Our forecast of variable overheads for the month ending 30 September 2009 incorporates the impact of lower production utilization of manufacturing assets forecast for the three months ending 30 September 2009. Production utilization is computed by dividing the number of semiconductor wafers processed at our fabrication facilities by the total number of wafers that we have capacity to process. Forecast production utilization for the three months ending 30 September 2009 is based on the actual utilization achieved for the two months ended 31 August 2009 and a forecast for the month ending 30 September 2009; the forecast for the month ending 30 September 2009 is based on our planned production volume for September 2009.

d)         Depreciation Expense

Forecast depreciation expense includes depreciation on existing property, plant and equipment, and depreciation on property, plant and equipment that we expect to capitalize during the month ending 30 September 2009.

e)         Technology Cost

Technology cost includes two elements: (1) amortization of technology licenses and other intangible assets on existing capitalized technology and intangible assets; and (2) forecast royalty payments based on expected shipments of wafers during the month ending 30 September 2009 that will attract royalty payments on the royalty rates for existing licenses.

3.	Other revenue

Other revenue consists primarily of rental income and management fees. We have forecast rental income for the month ending 30 September 2009 largely based on actual rental income earned for

APPENDIX 10 - OUTLOOK

the two months ended 31 August 2009, while management fees receivable from a joint venture partner have been forecast based on our estimated sales volume for the month ending 30 September 2009, calculated based on a pre-agreed rate per wafer in accordance with the terms of our joint venture agreement.

4.	Research and development expenses

Research and development (“R&D”) expenses consist primarily of our share of expenses related to joint-development projects with IBM, Infineon, Samsung, ST Microelectronics and Toshiba, payroll-related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for advanced technologies. A large proportion of these expenses are fixed in nature. We forecast our expenses for R&D for the month ending 30 September 2009 largely based on our actual expenses incurred for the two months ending 31 August 2009 for R&D. The historical amount is, adjusted to reflect (among other things) the total number of technology development wafers we intend to test in our fabs for the month ending 30 September 2009.

5.	Sales and marketing expenses

Sales and marketing expenses consist primarily of payroll-related costs for sales and marketing personnel, electronic design automation (“EDA”) related expenses and costs related to pre-contract customer design validation activities. Such costs relate to efforts to attract new customers and expand our penetration of existing customers.

We forecast sales and marketing expenses for the month ending 30 September 2009 largely based on our actual sales and marketing expenses incurred for the two months ended 31 August 2009.

6.	General and administrative expenses

General and administrative (“G&A”) expenses consist primarily of payroll-related costs for administrative personnel, external fees such as consultancy, legal, administrative, professional and regulatory fees, and depreciation of equipment used in G&A activities.

We forecast G&A expenses for the month ending 30 September 2009 largely based on actual G&A expenses incurred for the two months ended 31 August 2009. The Forecast does not include the various costs that we expect to incur through to 30 September 2009 in connection with the Acquisition (including costs that are not contingent on the completion of the Acquisition), including investment banking, legal and other fees. Please also see paragraph 3(xi) under “Other Assumptions” below.

7.	Other operating expenses, net

Other operating expenses, net, include expenses related to rental property such as depreciation expense which we have forecast based on historical levels.

8.	Interest income

We have assumed that the majority of our cash balances will earn interest of 0.2% for the month ending 30 September 2009. We have forecast our average cash balance for the month ending

APPENDIX 10 - OUTLOOK

30 September 2009 based on our opening cash balance and estimated cash expenditures and receipts for the month.

9.	Interest expense

Interest expense comprises interest incurred on all outstanding debts and amortization of bond discounts. We have forecast our interest expense based on interest payable on our outstanding debts, which includes planned drawdowns on available loan facilities, for the month ending 30 September 2009, at their prevailing fixed or floating rates with reference to London Interbank Offered Rate which we expect to be partially offset by interest capitalization associated with our capital expenditures.

10.	Taxation

No taxation expense has been assumed for the month ending 30 September 2009 as we have estimated a pre-tax loss for the current financial year. We expect to establish a full valuation allowance on the deferred tax assets arising from estimated pre-tax loss for current financial year which we currently assessed as more likely than not to be unrealizable.

Other Assumptions

Other assumptions underlying the Outlook are set out below:

1.	Accounting standards

We have assumed that there will be no change in applicable accounting standards or other financial reporting requirements under U.S. GAAP that may have a material effect on the forecast consolidated net income (loss). Significant accounting policies adopted in the preparation of the Outlook are consistent with those used to prepare our consolidated financial statements for the year ended 31 December 2008 as set forth in our 2008 annual report except for Financial Accounting Standards Board Accounting Standards Codification (“ASC”) on noncontrolling interests in consolidated financial statements which Chartered adopted on 1 January 2009. This ASC states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This ASC applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary.

2.	Foreign exchange rates

We have prepared the Forecast based on the following exchange rates:

SGD 1	=	USD0.69432
JPY 1	=	USD0.01055
EUR 1	=	USD1.42218

It has been assumed that there is no change to the above exchange rates during the month ending 30 September 2009. The exchange rates assumed are based on current estimates and actual

APPENDIX 10 - OUTLOOK

exchange rates during the month ending 30 September 2009 may be different from these estimates.

3.	Other assumptions

The following additional assumptions were made in preparing the Outlook:

(i)	No material adverse effect from any changes in the economic and financial positions of the Company, our suppliers or our customers;

(ii)	No material decline in value of investments which requires material impairment to the carrying values of investments of the Company;

(iii)	No material decline in value of property, plant and equipment that requires material impairment to the carrying values of property, plant and equipment of the Company;

(iv)	No changes in estimated useful lives or residual values of property, plant and equipment;

(v)	No material changes in obsolescence and impairment of inventory;

(vi)	No significant disruptions arising from industrial disputes or the supply of labor or other causes that will affect the operations of the Company;

(vii)	No material changes in inflation rates;

(viii)	No material changes in the principal activities of the Company;

(ix)	No material changes in the management and organization structure of the Company; and

(x)	No material changes in the existing economic, political, legal or regulatory and social conditions affecting the activities of the Company or the industry, countries or the markets in which we operate.

(xi)	The Acquisition will not complete before 1 October 2009. Furthermore, the completion of the Acquisition is subject to customary conditions, such as regulatory and shareholder approvals, the achievement of which are inherently uncertain. Accordingly, to the extent that expenses are contingent on the completion of the Acquisition, such expenses are not included in the Forecast.

As mentioned in the Outlook, the net loss and basic loss per ADS do not comprehend the expenses the Company may incur in connection with the Acquisition. The expenses expected to be incurred in connection with the Acquisition for the three months ending 30 September 2009 are US$8.2 million. Taking into account such expected expenses, the expected net loss and basic loss per ADS for the three months ending 30 September 2009 would be US$12.2 million ± US$4.0 million and US$0.16 ± US$0.04, respectively.

APPENDIX 11 - LETTER FROM THE IFA ON THE OUTLOOK

LETTER FROM DEUTSCHE BANK AG, SINGAPORE BRANCH IN RELATION TO THE OUTLOOK

Deutsche Bank AG
Singapore Branch

One Raffles Quay
#17-00 South Tower
Singapore 048583

Tel +65 6423 8001
Fax +65 6538 2610 / 6538 2629

22 September 2009

The Board of Directors of
Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D
Street 2
Singapore 738406

Dear Sirs,

PROPOSED ACQUISITION OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (THE “COMPANY”) BY ATIC INTERNATIONAL INVESTMENT COMPANY LLC BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 210 OF THE COMPANIES ACT, CHAPTER 50 OF SINGAPORE (“SCHEME”)

On 7 September 2009, the Company released an announcement titled “Chartered Updates Guidance for Third Quarter” to update its guidance for the quarter ending 30 September 2009 (the “Outlook”), which was originally provided on 24 July 2009.

This letter has been prepared for release by the Company on the SGXNet on or around 22 September 2009 together with the Outlook and for submission to the U.S. Securities and Exchange Commission in a report on Form 6-K on or around 22 September 2009.

The Outlook is solely the responsibility of the directors of the Company (“Directors”).

We have examined the Outlook and have discussed the bases and assumptions underlying the Outlook with the Directors and the management of the Company. We have also considered the letter dated 22 September 2009 addressed to the Directors by KPMG LLP, the independent external auditors of the Company, in respect of their review of the Outlook.

For the purposes of rendering this letter, we have relied upon and assumed the accuracy and completeness of all financial and other information provided to us by the Directors and management of the Company and have not independently verified such information, whether written or verbal, and accordingly cannot and do not represent or warrant, and do not accept any responsibility for, the accuracy,

APPENDIX 11 - LETTER FROM THE IFA ON THE OUTLOOK

completeness or adequacy of such information. We have also not undertaken any independent evaluation or appraisal of any of the assets or liabilities of the Company. Save as provided in this letter, we do not express any other opinion or view on the Outlook.

Based on the foregoing, we are of the view that the Outlook has been made by the Directors after due and careful enquiry.

This letter is addressed only to the Directors for the sole purpose of complying with Rule 25 of the Singapore Code on Take-overs and Mergers and for no other purpose. We do not accept any responsibility to any other person(s) (other than the Directors) in respect of, arising out of, or in connection with, this letter.

For the avoidance of doubt, this letter does not constitute and should not be relied on as a recommendation to, or confer any rights or remedies upon, any shareholder of the Company as to how such person should deal with or vote their shares in relation to the Scheme or any matter related thereto.

Yours faithfully,
For and on behalf of
Deutsche Bank AG, Singapore Branch

Sandeep Pahwa	Suneet Weling
Managing Director	Director

THE SCHEME

IN THE HIGH COURT OF THE REPUBLIC OF SINGAPORE

Originating Summons No. 1097 )
of 2009/S                   )
In the Matter of Chartered Semiconductor Manufacturing Ltd. (Registration No. 198703584K)

And

In the Matter of Section 210 of the Companies Act, Chapter 50

SCHEME OF ARRANGEMENT

under Section 210 of the Companies Act, Chapter 50

Between

Chartered Semiconductor Manufacturing Ltd.

And

Shareholders (as defined herein)

And

ATIC International Investment Company LLC

PRELIMINARY

(A)	In this Scheme of Arrangement, unless inconsistent with the subject or context:

(i)	the following expressions shall bear the following meanings:

“Abu Dhabi”	The Emirate of Abu Dhabi, United Arab Emirates;

“Acquiror”	ATIC International Investment Company LLC, a company incorporated in Abu Dhabi and having its offices at Mamoura Building A, Muroor Road, Abu Dhabi;

“Acquisition”	the proposed acquisition of all the Scheme Shares by the Acquiror by way of this Scheme;

“ACRA”	the Accounting and Corporate Regulatory Authority of Singapore;

“ADRs”	the certificates issued by the ADS Depositary to evidence the ADSs issued under the terms of the ADS Deposit Agreement, as such ADRs may be amended from time to time in accordance with the provisions of the ADS Deposit Agreement;

“ADSs”	the rights and interests in the Company Shares deposited under the ADS Deposit Agreement granted to the ADS Holders and beneficial owners pursuant to the terms and conditions of the ADS Deposit Agreement and, if applicable, the ADRs issued to evidence the ADSs issued thereunder. As at the Latest Practicable Date, each ADS represents the right to receive 10 Company Shares on deposit with the ADS Custodian Bank;

“ADS Custodian Bank”	Citibank Nominees Singapore Pte Ltd.;

“ADS Deposit Agreement”	the Deposit Agreement by and among the Company, the ADS Depositary, the ADS Holders and beneficial owners of ADSs evidenced by ADRs issued thereunder, dated 4 November 1999, as amended on 26 September 2007;

“ADS Depositary”	Citibank, N.A.;

“ADS Holder”	the person or entity in whose name an ADS is registered on the books of the ADS Depositary maintained for such purpose. An ADS Holder may or may not be a beneficial owner of the ADSs. If an ADS Holder is not the beneficial owner of the ADSs registered in its name, such ADS Holder shall be deemed to have all requisite authority to act on behalf of the beneficial owners of the ADSs;

“Announcement”	the joint announcement by the respective boards of directors of the Company and the Acquiror dated 7 September 2009 in relation to the Acquisition by way of the Scheme;

“Announcement Date”	7 September 2009, being the date of the Announcement;

“Books Closure Date”	a date and time (before the Effective Date) to be announced by the Company on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlements of Shareholders under this Scheme;

“Business Day”	unless otherwise expressly specified, (i) a day (excluding Fridays, Saturdays and gazetted public holidays in Abu Dhabi) on which commercial banks are open for business in Abu Dhabi in relation to acts or matters to be done or delivered pursuant to the Implementation Agreement in such location or to acts or matters to be done or delivered by the Acquiror, (ii) a day (excluding Saturdays, Sundays and gazetted public holidays in Singapore) on which commercial banks are open for business in Singapore in relation to acts or matters to be done or delivered pursuant to the Implementation Agreement in such location or to acts or matters to be done or delivered by the Company and (iii) a day (excluding Fridays, Saturdays, Sundays and gazetted public holidays) on which commercial banks are open for business in Abu Dhabi and Singapore in relation to acts or matters to be done or delivered pursuant to the Implementation Agreement in both locations (such acts or matters to include the transfer of funds by the Acquiror for settlement of the Scheme Consideration);

“CDP”	The Central Depository (Pte) Limited;

“Code”	The Singapore Code on Take-overs and Mergers;

“Companies Act”	the Companies Act, Chapter 50 of Singapore;

“Company”	Chartered Semiconductor Manufacturing Ltd.;

“Company Shares”	issued and paid-up ordinary shares in the capital of the Company from time to time;

“Court”	the High Court of Singapore;

“Court Order”	the order of the Court approving the Scheme under Section 210 of the Companies Act;

“CRPS”	convertible redeemable preference shares in the capital of the Company, having the rights and subject to the restrictions set out in Article 4A of the Articles of Association of the Company;

“Effective Date”	the date on which this Scheme, if approved, becomes effective in accordance with its terms;

“Encumbrances”	all charges, mortgages, liens, hypothecations, judgments, encumbrances, easements, rights of pre-emption, securities, title retentions, preferential rights, preferential arrangements, trust arrangements or all other security interests or all other agreements or arrangements having a commercial effect analogous to the conferring of security or a similar right in favour of any person;

“Entitled Shareholders”	Shareholders as at 5:00 p.m. on the Books Closure Date;

“ESOP”	the Company’s Share Option Plan 1999 approved and adopted on 30 March 1999, as amended and restated on 30 May 2001 and as the same may be further modified or altered from time to time;

“GS”	Goldman Sachs International;

“GS Option”	the equity option transaction entered into between the Company and GS, as evidenced by the confirmation dated 27 March 2007 (reference number LTAA1419140936.0.0.0/00643091201), as amended and supplemented from time to time between the Company and GS;

“Implementation Agreement”	the implementation agreement dated 7 September 2009 between the Company and the Acquiror to effect the Acquisition by way of this Scheme, as may be amended from time to time;

“Latest Practicable Date”	1 October 2009, being the latest practicable date prior to the printing of the Scheme Document;

“Long-Stop Date”	8 March 2010, as may be extended;

“Nasdaq”	Nasdaq Global Select Market;

“Options”	Options granted by the Company pursuant to the ESOP;

“PSU Plan”	the Company’s Performance Share Unit Plan 2007, approved and adopted on 24 April 2007, as the same may be modified or altered from time to time;

“PSUs”	units granted under the PSU Plan;

“RSU Plan”	the Company’s Restricted Share Unit Plan 2007, approved and adopted on 24 April 2007, as the same may be modified or altered from time to time;

“RSUs”	units granted under the RSU Plan;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification thereof or addition thereto in accordance with Paragraph 7 herein or condition(s) approved or imposed by the Court;

“Scheme Consideration”	the cash amount of S$2.68 for each Company Share to be paid by the Acquiror to each Entitled Shareholder in accordance with the terms of this Scheme;

“Scheme Document”	the document dated 9 October 2009 containing this Scheme and any other document(s) which may be issued by or on behalf of the Company to amend, revise, supplement or update the document(s) from time to time;

“Scheme Shares”	has the meaning given to it in Paragraph (D) of this Scheme;

“Securities Account”	the securities account maintained by a Depositor with CDP but excluding any securities sub-account;

“SGX-ST”	Singapore Exchange Securities Trading Limited;

“Shareholders”	persons who are registered as holders of Company Shares in the Register of Members of the Company and, where such person is CDP, Depositors who have Company Shares entered against their names in the Depository Register;

“Singapore”	the Republic of Singapore; and

“S$”	Singapore dollars;

(ii)	the terms “Depositor” and “Depository Register” shall have the meanings given to them respectively in Section 130A of the Companies Act;

(iii)	the term “Shareholder” includes a person entitled by transmission;

(iv)	words importing the singular shall, where applicable, include the plural, and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders, and vice versa. References to persons shall, where applicable, include corporations;

(v)	any reference to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined in the Companies Act or the Code or any statutory modification thereof shall, where applicable, have the meaning assigned to it under the Companies Act or the Code, or any modification thereof, as the case may be, unless the context otherwise requires; and

(vi)	any reference to a time of day and date shall be a reference to Singapore time and date, unless otherwise specified.

(B)	The Company was incorporated in Singapore on 16 November 1987. The Company Shares were listed on the Main Board of the SGX-ST on 1 November 1999 and the ADSs were listed on Nasdaq on 29 October 1999.

(C)	As at the Latest Practicable Date, the Company had (i) in issue 942,060,579 Company Shares and 28,350 CRPS, convertible into 68,810,679 Company Shares at the prevailing US$4.12 conversion price, (ii) 14,479,461 Company Shares comprised in outstanding Options, (iii) 3,791,383 Company Shares comprised in outstanding RSUs, (iv) 979,754 Company Shares comprised in outstanding PSUs and (v) 32,388,322 Company Shares comprised in the GS Option.

(D)	This Scheme will be extended, on the same terms and conditions to:

(i)	all Company Shares, including Company Shares represented by ADSs; and

(ii)	all new Company Shares unconditionally issued or to be issued on or before the Books Closure Date pursuant to (a) the valid exercise of any Options, (b) the vesting of any awards under the RSU Plan, (c) the vesting of any awards under the PSU Plan, (d) the valid conversion of CRPS into new Company Shares and (e) the valid exercise by GS of the GS Option.

For the purpose of this Scheme, the expression “Scheme Shares” shall include existing Company Shares and such new Company Shares.

(E)	The primary purpose of this Scheme is the acquisition by the Acquiror of all the Scheme Shares.

(F)	The Company and the Acquiror have entered into the Implementation Agreement to set out their respective rights and obligations with respect to the Scheme and implementation thereof.

(G)	The Acquiror has agreed to appear by Counsel at the hearing of the Originating Summons to approve this Scheme and to consent thereto, and to undertake to the Court to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed and done by it for the purpose of giving effect to this Scheme.

PART I

TRANSFER OF COMPANY SHARES

1.	(i) With effect from the Effective Date, all the Scheme Shares will be transferred to the Acquiror:

(a)	fully paid;

(b)	free from all Encumbrances; and

(c)	together with all rights, benefits and entitlements as at the Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) which may be announced, declared, paid or made by the Company on or after the Announcement Date.

(ii)	For the purpose of giving effect to the transfer of the Scheme Shares provided for in Paragraph 1(i) of this Scheme:

(a)	in the case of Entitled Shareholders (not being Depositors), the Company shall authorise a person to execute or effect on behalf of all such Entitled Shareholders, not later than three Business Days after the Effective Date, an instrument or instruction of transfer of all the Scheme Shares held by such Entitled Shareholders and every such instrument or instruction of transfer so executed shall be effective as if it had been executed by the relevant Entitled Shareholder; and

(b)	in the case of Entitled Shareholders (being Depositors), CDP shall not later than three Business Days after the Effective Date, debit all the Scheme Shares standing to the credit of the Securities Account of such Entitled Shareholders and credit all of such Scheme Shares to the Securities Accounts of the Acquiror or such Securities Accounts as directed by the Acquiror.

PART II

PAYMENT OF SCHEME CONSIDERATION

2.	In consideration for the transfer of the Scheme Shares as set out in Paragraph 1(i) of this Scheme, the Acquiror shall, not later than 10 days after the Effective Date, make payment of the Scheme Consideration payable on the transfer of the Scheme Shares to:

(i)	each Entitled Shareholder (not being a Depositor) by sending a cheque for the aggregate Scheme Consideration payable to and made out in favour of such Entitled Shareholder by ordinary post to its/his address in the Register of Members of the Company at the close of business on the Books Closure Date, at the sole risk of such Entitled Shareholder, or in the case of joint Entitled Shareholders, to the first-named Entitled Shareholder made out in favour of such Entitled Shareholder by ordinary post to its/his address in the Register of Members of the Company at the close of business on the Book Closure Date, at the sole risk of such joint Entitled Shareholders; and

(ii)	each Entitled Shareholder (being a Depositor) by making payment of the aggregate Scheme Consideration payable to such Entitled Shareholder to CDP. CDP shall:

(a)	in the case of an Entitled Shareholder (being a Depositor) who has registered for CDP’s direct crediting service, credit the aggregate Scheme Consideration payable to such Entitled Shareholder to the designated bank account of such Entitled Shareholder; and

(b)	in the case of an Entitled Shareholder (being a Depositor) who has not registered for CDP’s direct crediting service, send to such Entitled Shareholder, by ordinary post to its/his address in the Depository Register at the close of business on the Books Closure Date and at the sole risk of such Entitled Shareholder, a cheque for such aggregate Scheme Consideration payable to and made out in favour of such Entitled Shareholder.

3. (i)	The crediting by CDP of the aggregate Scheme Consideration payable to an Entitled Shareholder (being a Depositor and in the case of an Entitled Shareholder who has registered for CDP’s direct crediting service) into the designated bank account of such Entitled Shareholder or, as the case may be, the posting of any cheque referred to in Paragraph 2 of this Scheme shall be a good discharge to the Acquiror, the Company and CDP for the moneys represented thereby.

(ii)	On or after the day falling six months after the posting of the cheques by the Acquiror pursuant to Paragraph 2 of this Scheme, the Acquiror shall have the right to cancel or countermand payment of any such cheque which has not then been cashed (or has been returned uncashed) and shall place all moneys represented thereby in a bank account in the Company’s name with a licensed bank in Singapore selected by the Company. The Company or its successor entity shall hold such moneys until the expiration of six years from the Effective Date and shall prior to such date make payments therefrom of the sums payable pursuant to Paragraph 2 of this Scheme to persons who satisfy the Company or its successor entity that they are respectively entitled thereto and that the cheques referred to in Paragraph 2 of this Scheme of which they are payees have not been cashed. Any payments made by the Company hereunder shall not include any interest accrued on the sums to which the respective persons are entitled pursuant to Paragraph 2 of this Scheme. The Company shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled or not so entitled, as the case may be, and any such determination shall be conclusive and binding upon all persons claiming an interest in the relevant moneys.

(iii)	On the expiration of six years from the Effective Date, the Acquiror shall be released from any further obligation to make payments under this Scheme and the Company or its successor entity shall transfer to the Acquiror the balance (if any) of the sums then standing to the credit of the bank account referred to in Paragraph 3(ii) of this Scheme including accrued interest subject, if applicable, to the deduction of interest, tax or any withholding tax or any other deduction required by law and subject to the deduction of any expenses.

(iv)	Paragraph 3(iii) of this Scheme shall take effect subject to any prohibition or condition imposed by law.

4.	As at and from the Effective Date, all existing share certificates relating to the Scheme Shares held by Entitled Shareholders will cease to have effect as evidence of title of the Scheme Shares represented therein, and Entitled Shareholders (not being Depositors) are required to forward their existing share certificates relating to their Scheme Shares to M&C Services Private Limited’s registered office at 138 Robinson Road #17-00 The Corporate Office Singapore 068906 as soon as possible, but not later than 10 days after the Effective Date, for cancellation.

5.	This Scheme shall become effective and binding upon a copy of the Court Order being duly lodged with ACRA.

6.	Unless this Scheme shall have become effective and binding as aforesaid on or before the Long-Stop Date, such other date as the Parties may agree, or as the Court may allow on the application of the Company or the Acquiror, this Scheme shall lapse.

7.	The Company and the Acquiror may jointly consent for and on behalf of all concerned to any modification of, or amendment to, this Scheme or to any condition which the Court may think fit to approve or impose.

8.	In the event that this Scheme does not become effective for any reason, the costs and expenses incurred by the Company in connection with this Scheme will be borne by the Company, save as otherwise agreed between the Company and the Acquiror in the Implementation Agreement.

9.	This Scheme shall be governed by, and construed in accordance with, the laws of Singapore and the Company, the Acquiror and Shareholders submit to the non-exclusive jurisdiction of the courts of Singapore.

10.	A person who is not a party to this Scheme has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce any term or provision of this Scheme.

Dated 9 October 2009.

NOTICE OF THE COURT MEETING

IN THE HIGH COURT OF THE REPUBLIC OF SINGAPORE

Originating Summons No. 1097 )
of 2009/S                         )
In the Matter of Chartered
Semiconductor Manufacturing Ltd.
(Registration No. 198703584K)

And

In the Matter of Section 210 of the
Companies Act, Chapter 50

SCHEME OF ARRANGEMENT

under Section 210 of the Companies Act, Chapter 50

Between

Chartered Semiconductor Manufacturing Ltd.

And

Shareholders (as defined herein)

And

Acquiror

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that by an Order of Court dated 1 October 2009 made in the above matter, the High Court of the Republic of Singapore has directed a Meeting to be convened of Shareholders (as defined in the Schedule below) of Chartered Semiconductor Manufacturing Ltd. (the “Company”), and such Meeting shall be held at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 on 4 November 2009 at 11.00 a.m., for the purpose of considering and, if thought fit, approving (with or without modification) the following resolution:

“That the Scheme of Arrangement dated 9 October 2009 proposed to be made pursuant to Section 210 of the Companies Act, Chapter 50 of Singapore, between (i) the Company, (ii) Shareholders and (iii) ATIC International Investment Company LLC, a copy of which has been circulated with the Notice convening this Meeting, be and is hereby approved.”

A copy of the said Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Section 211 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), are incorporated in the printed document of which this Notice forms part.

A Shareholder may vote in person at the said Meeting or may appoint one (and not more than one) person, whether a member of the Company or not, as his proxy to attend and vote in his stead.

A form of proxy applicable for the said Meeting is enclosed with the printed document of which this Notice forms part.

It is requested that forms appointing proxies be lodged at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time appointed for the Meeting, but if the forms are not so lodged, they must be handed to the Chairman of the Meeting at the Meeting and before the commencement of the Meeting.

In the case of joint Shareholders, any one of such persons may vote, but if more than one of such persons tender votes, the person whose name stands first on the Register of Members of the Company or (as the case may be) the Depository Register (as defined in Section 130A of the Companies Act) shall alone be entitled to vote.

By the said Order of Court, the Court has appointed James A. Norling, Chairman of the board of Directors of the Company, or failing him, Peter Seah Lim Huat, a director of the Company, or failing him, Tay Siew Choon, a director of the Company, to act as Chairman of the said Meeting and has directed the Chairman to report the results thereof to the Court.

The said Scheme of Arrangement will be subject to, inter alia, the subsequent approval of the Court.

THE SCHEDULE

Term	Meaning

“Company Shares”	Issued and paid-up ordinary shares in the capital of the Company from time to time.

“Shareholders”	Persons who are registered as holders of Company Shares in the Register of Members of the Company and Depositors (as defined in Section 130A of the Companies Act) who have Company Shares entered against their names in the Depository Register.

Dated this 9th day of October 2009.

Allen & Gledhill LLP
One Marina Boulevard #28-00
Singapore 018989

Solicitors for Chartered
Semiconductor Manufacturing Ltd.